UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09012572

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

REPUBLIC OF HUNGARY
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Annual Report on Form 18-K for the Year Ended December 31, 2007
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available

S- N/A
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- N/A
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

December 31, 2007
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

√ Rule 311 (Permitted Paper Exhibit)

SIGNATURE

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on October 5, 2009.

REPUBLIC OF HUNGARY

By: /s/ Ferenc Szarvas
Name: Ferenc Szarvas
Title: Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

EXHIBIT INDEX

Exhibit Number	Description
1	The latest annual budget of the Republic as set forth in Act CII of 2008 on the budget of the Republic of Hungary for the year 2009 (*a Magyar Köztársaság 2009. évi költségvetéséről szóló 2008. évi CII. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 21, 2008, which is referred to as Exhibit 99.C in the Amendment No. 1 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2007 filed on November 11, 2008.
2	Power of Attorney dated November 11, 2008.*

* Incorporated by reference from the Annual Report on Form 18-K filed on November 11, 2008, file No. 033-49294-01.

Exhibit 1

The latest annual budget of the Republic as set forth in Act CII of 2008 on the budget of the Republic of Hungary for the year 2009 (*a Magyar Köztársaság 2009. évi költségvetéséről szóló 2008. évi CII. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 21, 2008.

MAGYAR KÖZLÖNY

A MAGYAR KÖZTÁRSASÁG HIVATALOS LAPJA

Budapest,
2008. december 21.,
vasárnap

186. szám

Ára: 5625,– Ft

TARTALOMJEGYZÉK

Oldal

2008: CII. tv.	**A Magyar Köztársaság 2009. évi költségvetéséről**	24366

II. Törvények

2008. évi CII. törvény

a Magyar Köztársaság 2009. évi költségvetéséről*

Az Országgyűlés a Magyar Köztársaság 2009. évi költségvetéséről az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 28. §-a alapján a következő törvényt alkotja:

ELSŐ RÉSZ

A MAGYAR KÖZTÁRSASÁG 2009. ÉVI KÖZPONTI KÖLTSÉGVETÉSE

Első Fejezet

A KÖZPONTI KÖLTSÉGVETÉS KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY MÉRTÉKE ÉS FINANSZÍROZÁSÁNAK MÓDJA

1. § Az Országgyűlés a központi költségvetés 2009. évi

a) bevételi főösszegét 8 300 171,5 millió forintban,

b) kiadási főösszegét 8 960 963,4 millió forintban,

c) hiányát 660 791,9 millió forintban állapítja meg.

2. § (1) Az 1. §-ban megállapított kiadási és bevételi főösszegek, valamint a központi költségvetési szervek és a fejezeti kezelésű előirányzatok saját bevétellel nem fedezett kiadásaihoz nyújtott költségvetési támogatási előirányzatok költségvetési fejezetek, címek, alcímek, jogcím-csoportok, jogcímek, előirányzat-csoportok és kiemelt előirányzatok szerinti részletezését az *1. számú melléklet* tartalmazza.

(2) A központi költségvetés mérlegét az Országgyűlés a *2. számú mellékletben* foglaltak szerint hagyja jóvá.

3. § Az Országgyűlés felhatalmazza a pénzügyminisztert, hogy a központi költségvetés 2009. évi hiányát finanszírozza, a Kincstári Egységes Számla (a továbbiakban: KESZ) folyamatos likviditását biztosítsa, a központi költségvetés adósságát, valamint a Magyar Államkincstár (a továbbiakban: Kincstár) által kezelt követeléseit kezelje.

* A törvényt az Országgyűlés a 2008. december 15-i ülésnapján fogadta el.

Második Fejezet

A KÖZPONTI KÖLTSÉGVETÉS EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL, ILLETŐLEG FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

A központi költségvetés egyes tartalék-előirányzatai

4. § (1) Céltartalék szolgál a X. Miniszterelnökség fejezet, 20. cím, 2. alcím, 1. Különféle személyi kifizetések jogcím-csoporton

a) a központi költségvetési szerveknél – ideértve a Magyar Tudományos Akadémiához tartozó, költségvetési rendben gazdálkodó intézményeket és a társadalombiztosítási költségvetési szerveket is – a szervezetek, szervezeti egységek átalakításával (egyesítéssel, szétválasztással), megszüntetésével, a feladatok jelentős arányú csökkenésével megvalósuló, kiadás- és költségvetési támogatás megtakarítását eredményező, valós létszámcsökkenések személyi kifizetéseinek,

b) az Európai Unió intézményeiben foglalkoztatott köztisztviselő és hivatásos állományú nemzeti szakértők külön kormányrendeletben meghatározott kiadásainak,

c) a központi államigazgatási szerveknél, továbbá azok területi és helyi szerveinél a diplomás pályakezdő fiatalok munkatapasztalat-szerzése támogatásának,

d) a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetéseknek,

e) a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény 4. §-a (1) bekezdésének *e)* és *f)* pontjaiban meghatározott, a 2008. évben a céltartalék terhére támogatást nyert egészségügyi szolgáltatók feladatellátásuk racionálisabb megszervezése érdekében történt 2008. évi létszámcsökkentései 2009. évben esedékessé váló személyi kifizetéseinek

részbeni, illetőleg teljes fedezetére. A többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának, a felhasználás ellenőrzésének szabályait az *a)–c)* és *e)* pont tekintetében a Kormány rendeletben állapítja meg, a *d)* pont vonatkozásában külön törvényben foglaltak az irányadók.

Az *e)* pont alatti személyi kör esetében a személyi kifizetésekhez adott költségvetési hozzájárulás nem haladhatja meg azt a mértéket, amely a szervezetet az elbocsátásra tekintettel akkor terhelné, ha arra a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.) alkalmazásával kerülne sor.

(2) Az (1) bekezdés szerinti céltartalék terhére a Kormány engedélyével támogathatók azok a 2009. évben esedékessé váló személyi kifizetések, valamint az azokhoz kapcsolódó munkaadókat terhelő járulékok, amelyek a 2008. évben elrendelt szervezeti és egyéb intézkedésekkel, illetve az egészségügyi struktúraváltással összefüggésben

a költségvetési szerv tervezettől eltérő fizetési kötelezettsége esetén keletkeztek.

(3) Felhatalmazást kap a Kormány, hogy az (1) bekezdés szerinti céltartalék előirányzatból átcsoportosítson a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. Központosított előirányzatok cím, *5. számú mellékletben* szereplő 9. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása és 23. Bérpolitikai intézkedések támogatása jogcímekre, amennyiben e jogcímeken rendelkezésre álló előirányzat már felhasználásra került.

(4) Az (1)–(3) bekezdés szerinti támogatási igények jogszerűségének, a támogatás szabályszerű felhasználásának ellenőrzése céljából az ellenőrzést végző állami szerv a létszámcsökkentéssel érintett személyek foglalkoztatási jogviszonyának megszüntetésével kapcsolatos alábbi személyes adatait teljeskörűen megismerheti és kezelheti:

a) név, anyja neve, születési név,

b) születési hely, születési idő,

c) a munkaviszony megszűnés vagy megszüntetés jogcíme,

d) szolgálati és közszolgálati idő,

e) besorolás és munkakör megnevezése,

f) a foglalkoztatási jogviszony kezdetének és megszűnésének időpontja,

g) a munkavégzés alóli felmentés kezdő és záró időpontja,

h) a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetésekre vonatkozó adatok, a kormányrendeletben meghatározott támogatási jogcímek tekintetében.

(5) Az igényeket elbíráló és ellenőrző szervezet a támogatási döntést követő öt év elteltével a (4) bekezdés szerinti személyes adatokat köteles oly módon megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

(6) Az (1) bekezdés szerinti céltartalék terhére kell biztosítani, illetve javára kell elszámolni a költségvetési szerveknél a 2008. év után járó tizenharmadik havi illetmény 2009. évben történő elszámolásából adódó különbözet összegét. Az előirányzatok átcsoportosítására a Kormány kap felhatalmazást.

(7) Az (1) bekezdés szerinti céltartalék terhére támogatható a költségvetési szerveknél foglalkoztatottak, továbbá az országgyűlési képviselők és az európai parlamenti képviselők részére a 2009. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok kifizetése. Az előirányzatok átcsoportosítására a Kormány kap felhatalmazást.

(8) Az (1) bekezdés szerinti céltartalék terhére kell biztosítani, illetve javára kell elszámolni a központi költségvetési szervek esetében azt az összeget, amely a tizenharmadik havi illetmény (munkabér), továbbá a külön juttatás és az azokhoz kapcsolódó munkaadókat terhelő járulék előirányzatok csökkentésével, valamint az illetményekkel összefüggésben számításba vett előirányzat változása miatt keletkezett. Az előirányzatok átcsoportosítására a Kormány kap felhatalmazást.

5. § A 4. § (1) bekezdés szerinti céltartalék szolgál a központi költségvetési szerveknél foglalkoztatottak munkateljesítményeinek elismerésére. A céltartalékból igényelhető támogatás teljesítményelv-érvényesítésen alapuló szempontjait, feltételeit, a támogatásban részesíthető költségvetési szervek körét a Kormány állapítja meg.

Az állam vagyonával kapcsolatos rendelkezések

6. § (1) A 2009. évben a Magyar Nemzeti Vagyonkezelő Zrt. (a továbbiakban: MNV Zrt.) hitelfelvételre, értékpapír kibocsátására – kivéve a pénzügyminiszter engedélyével történő kötvénykibocsátást – és kezességvállalásra nem jogosult.

(2) A Magyar Állam nevében az MNV Zrt. hitelt és kölcsönt a 2009. évben csak az állami vagyonról szóló 2007. évi CVI. törvény (a továbbiakban: Vtv.) hatálya alá tartozó állami tulajdonú gazdasági társaságok részére nyújthat. E hitelek, kölcsönök nyújtásához és átütemezéséhez a pénzügyminiszter előzetes jóváhagyása szükséges.

(3) A Vtv. 28. §-ának (4) bekezdésében meghatározott egyedi könyv szerinti bruttó érték 25,0 millió forint.

(4) A Vtv. 33. §-ának (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték 25,0 millió forint.

(5) A Vtv. 35. §-a (2) bekezdésének *i)* pontjában meghatározott egyedi bruttó forgalmi érték 25,0 millió forint.

(6) A Vtv. 36. §-ának (3) bekezdésében meghatározott egyedi könyv szerinti bruttó érték 1000,0 millió forint. Az 1000,0 millió forint egyedi könyv szerinti bruttó értéket el nem érő vagyontárgy esetén a Nemzeti Vagyongazdálkodási Tanács a Vtv. 36. § (3) bekezdése szerint dönt, e döntéseiről az átruházás ingyenessége indokoltságának bemutatásával tájékoztatja a pénzügyminisztert.

(7) A Vtv. 36. §-a (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2009. évi összesített bruttó forgalmi értéke 5000,0 millió forint lehet.

7. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzatból egyedi 1000,0 millió forintot meg nem haladó összeget a pénzügyminiszter, az ezt meghaladó összeget a Kormány átcsoportosíthatja az e fejezetben szereplő kiadási előirányzatokra. A fejezet 1. cím, 1. alcím, 1. Ingatlan értékesítésből származó bevételek jogcím-csoporton szereplő bevételi előirányzat tervezettet meghaladó pénzforgalmi teljesítése esetén – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékéig – a pénzügyminiszter megemelheti az átcsoportosítások következtében lecsökkent Fejezeti tartalék kiadási elő-

irányzat összegét. Az így megemelt kiadási előirányzat összege nem haladhatja meg az eredeti előirányzatot.

(2) Az MNV Zrt. a pénzügyminiszter előzetes engedélyével a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 2. alcím, 3. Osztalékbevételek jogcím-csoporton szereplő bevételi előirányzat tervezettet meghaladó pénzforgalmi teljesítése esetén – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékéig – a fejezet 2. cím, 1. alcím, 4. Állami tulajdoni részesedések növekedését eredményező kiadások jogcím-csoporton szereplő kiadási előirányzatot túllépheti.

(3) Az MNV Zrt. a pénzügyminiszter előzetes engedélyével a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. alcím, 1. Ingatlan értékesítésből származó bevételek jogcím-csoporton szereplő bevételi előirányzat tervezettet meghaladó pénzforgalmi teljesítése esetén – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékéig – a fejezet alábbi kiadási előirányzatait túllépheti az (1) bekezdésben foglaltak figyelembevételével:

a) Ingatlan vásárlás (2. cím, 1. alcím, 1. jogcím-csoport),

b) Ingatlan-beruházások (2. cím, 1. alcím, 3. jogcím-csoport),

c) Életjáradék termőföldért (2. cím, 2. alcím, 1. jogcím-csoport),

d) Ingatlanok fenntartásával járó kiadások (2. cím, 2. alcím, 2. jogcím-csoport).

(4) A pénzügyminiszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. Felhalmozási jellegű kiadások alcím és a 2. Hasznosítással kapcsolatos folyó kiadások alcím kiadási előirányzatai között átcsoportosíthat. Az átcsoportosítás mértéke az egyes kiadási előirányzatokat érintően nem haladhatja meg az 1000,0 millió forintot, és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(5) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kiadási előirányzatainak terhére, illetve javára történő, az előirányzat célját, rendeltetését nem érintő, fejezetek közötti átcsoportosításra a pénzügyminiszter és a fejezet felügyeletét ellátó szerv vezetőjének megállapodása alapján kerülhet sor.

(6) A pénzügyminiszter és a fejezet felügyeletét ellátó szerv vezetőjének megállapodása alapján a fejezet felhalmozási kiadási előirányzatainak terhére ingatlan-beruházási célra pénzeszközt adhat át a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetbe, amelyet a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet bevételei között önálló alcímen kell elszámolni. Az MNV Zrt. a pénzügyminiszter előzetes engedélyével a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. alcím, 1. Ingatlan vásárlás jogcím-csoport és 2. cím, 1. alcím, 3. Ingatlan-beruházások jogcím-csoport kiadási előirányzatait túllépheti az ingatlan-beruházási céllal átvett pénzeszközök összegével.

8. § (1) Az állami tulajdonú gazdasági társaságoktól 2009. évben elvont osztalék a központi költségvetés központosított bevétele, amelyet a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben kell elszámolni.

(2) Az üvegházhatású gázok kibocsátási egységeinek kereskedelméről szóló 2005. évi XV. törvény (a továbbiakban: Üht.) által létrehozott kibocsátási egységek értékesítéséből származó bevételt a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. Értékesítési bevételek alcímen, külön jogcím-csoportként kell elszámolni.

(3) Az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából befolyó bevételt a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet bevételeként kell elszámolni.

9. § (1) A helyi önkormányzatok, települési és területi kisebbségi önkormányzatok tekintetében az Áht. 108. §-ának (1) bekezdésében szabályozott versenytárgyalás alkalmazása kötelező, amennyiben az érintett vagyontárgy forgalmi értéke a 25,0 millió forintot meghaladja. A helyi önkormányzat rendeletében, valamint a települési és területi kisebbségi önkormányzat határozatában ennél kisebb összeget is meghatározhat.

(2) Az Áht. 108. §-ának (4) bekezdésében foglaltak alkalmazása során a kisösszegű követelés értékhatára 100 000 forint.

10. § (1) A 2009. év során a Nemzeti Infrastruktúra Fejlesztő Zrt. (a továbbiakban: NIF Zrt.) és a MÁV Start Zrt. az Áht. 100. §-ának (1) bekezdésében meghatározott egyes pénzügyi műveletek végzésére 5000,0 millió forint összeghatár alatt a pénzügyminiszter és a közlekedési, hírközlési és energiaügyi miniszter együttes jóváhagyásával, 5000,0 millió forint összeghatár felett a Kormány jóváhagyásával jogosult.

(2) A Magyar Állam által kibocsátott értékpapírok adásvételére és a 85. § (1) bekezdése szerinti hitelnyújtásra az (1) bekezdésben foglalt korlátozás nem vonatkozik.

(3) Az (1) bekezdésben szereplő gazdasági társaságok adósságállománya – ide nem értve a 85. § (1) bekezdése szerint kapott hitelt – csak a Kormány jóváhagyásával haladhatja meg az 5000,0 millió forintot.

(4) Az (1) és (3) bekezdés szerinti korlátozások mindaddig vonatkoznak e gazdasági társaságokra, amíg – közvetlen vagy közvetett – többségi állami tulajdonban vannak.

A központi költségvetési szervekkel és a fejezeti kezelésű előirányzatokkal kapcsolatos rendelkezések

11. § (1) A Magyar Kereskedelmi Engedélyezési Hivatal 1416,8 millió forintot, a Magyar Bányászati és Földtani Hivatal 364,1 millió forintot, a Nemzeti Közlekedési Hatóság 7686,8 millió forintot, a Közlekedésfejlesztési Koordinációs Központ 220,4 millió forintot köteles 2009. évben befizetni a bevételeiből a pénzügyminiszter által jóváhagyott ütemezési terv szerint a központi költségvetés részére, melyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hó 20. napja, a negyedik negyedévben december 10-e.

(2) A Nemzeti Hírközlési Hatóság 6663,4 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára – beleértve a frekvenciahasználati díjakból származó bevételeket is –, február 20-tól július 20-ig havonta 400,0 millió forintot, valamint augusztus 20-tól december 10-ig havonta 700,0 millió forintot, továbbá december 20-ig 763,4 millió forintot.

(3) A Magyar Energia Hivatal 1072,1 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A Magyar Szabadalmi Hivatal 279,8 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A földhivatalok 3745,6 millió forintot kötelesek befizetni a bevételeikből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) Ha a nemzeti fejlesztési és gazdasági miniszter, valamint a közlekedési, hírközlési és energiaügyi miniszter felügyelete alá tartozó, az (1) bekezdésben felsorolt költségvetési szervek a befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni és a befizetést legkésőbb 2009. december 20-ig teljesíteni kell.

12. § (1) A felsőoktatásról szóló 2005. évi CXXXIX. törvény (a továbbiakban: Ftv.) 129. §-ának (3) bekezdése szerinti, egy főre megállapított hallgatói normatíva 119 000 Ft/év, a doktori képzésben részt vevők egy főre megállapított támogatási normatívája 1 116 000 Ft/év, a köztársasági ösztöndíjban részesülők normatívája 340 000 Ft/év, a diákotthoni elhelyezés normatívája 116 500 Ft/év, a lakhatási támogatás normatívája 60 000 Ft/év, a tankönyv- és jegyzettámogatás, valamint a sport- és kulturális tevékenység normatívája 11 900 Ft/év.

(2) A katonai és rendvédelmi felsőoktatási intézmények vezetőinek, oktatóinak és hallgatóinak jogállásáról szóló 1996. évi XLV. törvény 44. §-ának (1) bekezdése szerinti, a Rendőrtiszti Főiskola nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 Ft/fő/év.

(3) A Kjt. 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 437 300 forint.

(4) A felsőoktatásról szóló 1993. évi LXXX. törvény 10/A. §-ában meghatározott Széchenyi István Ösztöndíj havi összege egyetemi docens (tudományos főmunkatárs) esetében a (3) bekezdésben megállapított összeg 30%-a, főiskolai tanár esetében a (3) bekezdésben megállapított összeg 25%-a, a Békésy György Posztdoktori Ösztöndíj havi összege oktató, illetve kutató esetében a (3) bekezdésben meghatározott összeg 20%-a, nem oktató esetében a (3) bekezdésben megállapított összeg 70%-a.

(5) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(6) A katonai és rendvédelmi felsőoktatási intézmények részére – a nemzetvédelmi és katonai képzési területhez nem tartozó szakokon – az államilag támogatott képzésben részt vevő hallgatók után az (1) bekezdésben megállapított hallgatói normatíva, a köztársasági ösztöndíjban részesülők normatívája, a diákotthoni elhelyezés normatívája, a lakhatási támogatás normatívája, a tankönyv- és jegyzettámogatás, valamint a sport- és kulturális tevékenység normatívája, továbbá a szak képzési normatívája a XX. Oktatási és Kulturális Minisztérium fejezet költségvetésében biztosított.

13. § (1) A központi költségvetési szervként működő felsőoktatási intézményeket az általuk ellátott közoktatási feladatokra a *3. számú melléklet* 15., 16.1–16.5., 17. pontjában, az 5. számú melléklet 6., 15–17., 19., 24–27. pontjában, továbbá a *8. számú melléklet* I. részének 1. és 3–4. pontjában megállapított, a helyi önkormányzatok normatív hozzájárulásaival és támogatásaival azonos jogcímeken és feltételek mellett normatív hozzájárulás és támogatás illeti meg.

(2) A központi költségvetési szervként működő felsőoktatási intézmények gyakorló intézményei esetén a 3. számú melléklet 15., 16.1–16.5. pontja szerinti jogcímek tekintetében a normatív hozzájárulások kétszerese jár.

(3) A (2) bekezdésben meghatározott támogatás igénybevételének feltétele, hogy a gyakorló intézményekben a tanterv közismereti tantárgyainak és az ahhoz kapcsolódó tanórán kívüli iskolai tevékenységnek, valamint az óvodai nevelési, a készség- és képességfejlesztési és tanórán kívüli iskolai tevékenységeknek legalább 70%-ában a hallgatók gyakorlati felkészítése történjék, továbbá az intézményi tanítási, illetve az óvodai foglalkozási időkeret 25%-át gyakorló iskolai, óvodai feladatokra fordítsák. Amennyiben a feladatok számosságának és az éves időkeretnek az előzőekben meghatározott százalékos mértékét nem éri el

a feladatellátás, az igénybevétel jogosultságát ennek megfelelően arányosan kell megállapítani.

(4) Az (1)–(2) bekezdés szerinti központi költségvetési szerv a létszámjelentésben szereplő feladatmutatók alapján az intézményi költségvetésben meglévő és az (1) bekezdésben meghatározott normatíva alapján járó támogatás különbözetét a felügyeletét ellátó szervtől igényelheti.

(5) Az (1) bekezdésben meghatározott központi költségvetési szerv a tényleges, a tanügyi okmányok alapján dokumentált feladatmutatók szerint jogosult a normatív hozzájárulás és támogatás igénybevételére.

(6) Az (1)–(2) bekezdésben meghatározott közoktatási célú normatív hozzájárulások és támogatás elszámolása a központi költségvetési szervként működő felsőoktatási intézmény elszámoltatása szerint, annak részeként történik.

14. § (1) Az 1. számú mellékletben a Központosított bevételek címen szereplő előirányzatok a központi költségvetés központosított bevételeit képezik.

(2) A központosított bevételi előirányzatok beszedéséért – ha törvény másként nem rendelkezik – az adott fejezet felügyeletét ellátó szerv vezetője tartozik felelősséggel.

(3) A XI. Önkormányzati Minisztérium fejezet, 12. cím, 26–27. alcímhez tartozó jogcím-csoportok, jogcímek költségvetési támogatási előirányzatai tartalmazzák a sportról szóló 2004. évi I. törvény 56. §-ának (2) bekezdése szerinti bevételeket.

(4) A XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 2. Építésügyi célelőirányzat jogcím-csoport terhére a bevételek mértékéig lehet kötelezettséget vállalni.

Harmadik Fejezet

A KÖZPONTI KÖLTSÉGVETÉS ÉS AZ ÁLLAMHÁZTARTÁS TÖBBI ALRENDSZERÉNEK KAPCSOLATA

A) A helyi önkormányzatok és a központi költségvetés kapcsolatrendszere

A helyi önkormányzatok központi költségvetési kapcsolatokból származó forrásai

15. § (1) Az Országgyűlés a helyi önkormányzatok, valamint a települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások normatív állami hozzájárulásának és normatív részesedésű átengedett személyi jövedelemadójának (a továbbiakban: normatív hozzájárulások) jogcímeit és fajlagos összegeit a 3. számú mellékletben foglaltak szerint állapítja meg.

(2) Az Országgyűlés felhasználási kötöttséggel járó normatív állami támogatást állapít meg a helyi önkormányzatok és a többcélú kistérségi társulások részére a 8. számú mellékletben meghatározott feltételek szerint.

(3) Az Országgyűlés felhatalmazza a pénzügyminisztert és az önkormányzati minisztert, hogy a normatív hozzájárulásokat és támogatásokat – az egyes jövedelempótló ellátások és az önkormányzat által szervezett közcélú foglalkoztatás támogatása kivételével – a helyi önkormányzatoknak és a többcélú kistérségi társulásoknak az Áht. 64. §-ának (1) bekezdésében meghatározott adatszolgáltatása szerinti feladatmutatók, mutatószámok alapján önkormányzatonként és jogcímenként együttes rendeletben hirdesse ki az Áht. 64. §-ának (3) bekezdése szerint.

16. § (1) Az Országgyűlés – a 15. § (2) bekezdésében meghatározottakon felül – további, felhasználási kötöttséggel járó állami támogatást állapít meg:

a) központosított előirányzatként az 5. számú mellékletben felsorolt, a helyi önkormányzatok, települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások által ellátandó feladatokra;

b) az önálló színházat fenntartó, illetve színházat vagy színházi produkciót támogató helyi önkormányzatok részére a *7. számú mellékletben* foglalt részletezés szerint;

c) a helyi önkormányzatok címzett és céltámogatására, ez utóbbinál a 2009. évi új induló beruházások támogatási előirányzatának

ca) 15%-a a régió lakónépességének arányában,

cb) 85%-a a kedvezményezett térségek besorolásáról szóló 311/2007. (XI. 17.) Korm. rendelet 2. számú mellékletében meghatározott leghátrányosabb helyzetű kistérségek lakónépessége alapján

kerül régiónként elosztásra a *16. számú melléklet* szerint;

d) a helyi önkormányzatok fejlesztési feladataira, mely előirányzat a regionális fejlesztési tanácsokat illeti meg, régiónkénti összegét a 16. számú melléklet tartalmazza, ezen előirányzat

da) 50%-a a területfejlesztési támogatásokról és a decentralizáció elveiről, a kedvezményezett térségek besorolásának feltételrendszeréről szóló 67/2007. (VI. 28.) OGY határozat III. 2. pontjának *ba)* alpontja alapján,

db) 50%-a a területfejlesztési támogatásokról és a decentralizáció elveiről, a kedvezményezett térségek besorolásának feltételrendszeréről szóló 67/2007. (VI. 28.) OGY határozat III. 2. pontjának *bb)* alpontja alapján

kerül elosztásra;

e) a helyi önkormányzatok vis maior támogatására, mely előirányzat a regionális fejlesztési tanácsokat illeti meg, régiónkénti összegét a 16. számú melléklet tartalmazza, ezen előirányzat

ea) 70%-a egyenlő arányban,

eb) 30%-a a 2007. évben ár-, belvíz, rendkívüli időjárás, illetve pince-, partfalomlás okozta károk enyhítéséhez jóváhagyott támogatás összege arányában

kerül elosztásra;

f) vis maior tartalékra;

g) a leghátrányosabb helyzetű kistérségek felzárkóztatásának támogatására. Az előirányzat a kedvezményezett térségek besorolásáról szóló 311/2007. (XI. 17.) Korm. rendelet 2. számú mellékletében meghatározott leghátrányosabb helyzetű kistérségek lakónépessége alapján a regionális fejlesztési tanácsokat illeti meg. A regionális fejlesztési tanácsok a támogatást a régióhoz tartozó leghátrányosabb kistérségekből érkező pályázatok között, az egyes kistérségek lakónépessége arányában osztják el. A támogatás régiónkénti összegét a 16. számú melléklet tartalmazza;

h) a budapesti 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal megépítésének állami támogatásáról szóló 2005. évi LXVII. törvény szerinti építési feladatokra.

(2) A normatív hozzájárulások és támogatások lemondásból felszabaduló előirányzatai – a nem helyi önkormányzat részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – az itt meghatározott sorrendben növelik a *6. számú melléklet* 1. pontjában, az 1. számú melléklet IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 12. Vis maior tartalék cím, a 6. számú melléklet 3. pontjában, valamint 2. pontjában meghatározott előirányzatokat. Ugyanilyen sorrendben növeli továbbá ezen előirányzatokat az intézményátadásból felszabaduló olyan összeg, amely a 30. § szerint nem illeti meg az átvevő intézményt.

(3) Amennyiben a 13. §, illetve 30. § szerinti normatív hozzájárulásokra és támogatásokra jogosult év közben feladatot ad át a feladat ellátására kötelezett helyi önkormányzat részére, az így felszabaduló előirányzattal az érintett fejezet előirányzata csökken, a helyi önkormányzatot megillető normatív hozzájárulás és támogatás előirányzata megemelkedik a 3. és 8. számú melléklet igényjogosultsági szabályai alapján.

(4) Ha a helyi önkormányzat normatív hozzájárulásról és támogatásról való lemondása olyan – nem helyi önkormányzat részére történő – feladatellátással függ össze, amelyre a feladatot átvevő jogosult a 13. § vagy a 30. § szerinti normatív hozzájárulás és támogatás igénybevételére, a feladatátadással év közben felszabaduló összeggel a helyi önkormányzatokat megillető normatív hozzájárulás és támogatás előirányzatát csökkenteni kell, és az annak további folyósításáról gondoskodó minisztériumi fejezet ilyen célú előirányzatát meg kell emelni.

17. § (1) Működőképességük megőrzése érdekében – a helyi önkormányzatokról szóló 1990. évi LXV. törvény (a továbbiakban: Ötv.) 87. §-ának (1) bekezdése alapján – kiegészítő támogatásra jogosultak a 6. számú mellékletben foglalt feltételeknek megfelelő települési önkormányzatok.

(2) A Fővárosi Önkormányzat látja el a közgyűlés által szabályozott módon a fővárosi önkormányzat és a kerületi önkormányzatok közötti forrásmegosztásról szóló 2006. évi CXXXIII. törvény szabályai szerint – a Fővárosi Önkormányzat és a kerületi önkormányzatok tekintetében – az Ötv. 87. §-ának (1) bekezdésében meghatározott feladatot a 6. számú melléklet 1. pontjának alkalmazásával. A Fővárosi Önkormányzat ehhez abban az esetben igényelhet támogatást, ha a Fővárosi Önkormányzat és a kerületi önkormányzatok költségvetéseinek összesített adataiból a 6. számú melléklet 1. pontja szerint forráshiány mutatható ki.

18. § Az Áht. 64/A. §-ának (4) bekezdése szerint megállapított, az állami támogatás jogtalan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából feladatmutatóhoz kapcsolódó normatív hozzájárulásnak és támogatásnak minősül a 3. számú melléklet 3., 6., 8. és 11–18. pontja és a *4. számú melléklet B)* II. *c)* pontja, valamint a 8. számú melléklet I. rész 1., 3. és 4. pontja, II. rész 2. pontja, továbbá III. és IV. része szerinti előirányzatok együttes összege.

19. § (1) A helyi önkormányzatokat együttesen az állandó lakóhely szerint az adózók által 2007. évre bevallott – az Adó- és Pénzügyi Ellenőrzési Hivatal (a továbbiakban: APEH) által településenként kimutatott – személyi jövedelemadó 40%-a illeti meg.

(2) A települési önkormányzatot az (1) bekezdés szerint a közigazgatási területére kimutatott személyi jövedelemadó 8%-a illeti meg.

(3) A helyi önkormányzatokat megillető személyi jövedelemadó megosztásának részletes szabályait a 4. számú melléklet tartalmazza.

Az illetékek és más bevételek szabályozása

20. § (1) Az APEH által 2009. január 1-jétől beszedett illetékbevételek 50%-a a központi költségvetést, 50%-a – csökkentve a (4) bekezdés szerinti költséggel – pedig a fővárosi, a megyei, illetve a megyei jogú városi önkormányzatokat illeti meg a (2)–(5) bekezdésben foglaltak szerint.

(2) A megyei jogú városi önkormányzatot illeti meg az APEH által beszedett illetékből az illetékességi szabályok szerint a megyei jogú városok illetékességi területén képződő illetékbevétel, csökkentve az (1) bekezdés szerinti központi bevételi részesedéssel, valamint a (4) bekezdés szerinti költséggel.

(3) Az APEH által beszedett és az illetékességi szabályok szerint kimutatott, a központi költségvetés bevételi részesedésével és a (2) bekezdés alapján a megyei jogú várost megillető összeggel csökkentett illetékbevétel

a) 35%-a közvetlenül a területileg érintett megyei önkormányzatot, valamint a Fővárosi Önkormányzatot,

b) 65%-ának kétharmada egyenlő összegben – egyhuszad részenként –, egyharmada a megye, valamint a fővá-

ros 2008. január 1-jei lakosságszáma arányában a megyei önkormányzatokat, valamint a Fővárosi Önkormányzatot illeti meg a (4) bekezdés szerinti költséggel csökkentve.

(4) Az illetékbeszedéssel kapcsolatos kiadásokra a Fővárosi Önkormányzattól a területén beszedett illetékbevétel 4%-a, a megyei és a megyei jogú városi önkormányzattól a területén beszedett illetékbevétel 8,5%-a visszatartásra kerül.

(5) A (2) és (3) bekezdés szerinti illetékbevételt a Kincstár a tárgyhónapot követő hónap 20-áig utalja át a fővárosi, a megyei és a megyei jogú városi önkormányzatok költségvetési elszámolási számlájára.

21. § (1) A gépjárműadóról szóló 1991. évi LXXXII. törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 100%-a az önkormányzatot illeti meg.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzatok által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

(3) A települési önkormányzat jegyzője által, külön jogszabályban meghatározott esetben jogerősen kiszabott környezetvédelmi bírság teljes összege, a környezetvédelmi, természetvédelmi és vízügyi felügyelőség által a települési önkormányzat területén jogerősen kiszabott és abból befolyt környezetvédelmi bírságok összegének 30%-a az illetékes települési önkormányzatot illeti meg.

(4) Az önkormányzati költségvetési elszámolási számlára vagy annak alszámlájára érkezett szabálysértési pénz- és helyszíni bírságból származó bevétel 100%-a, valamint a 410/2007. (XII. 29.) Korm. rendelet alapján a közlekedési szabályszegések után kiszabott közigazgatási bírságból származó bevétel 25%-a – függetlenül a jogerős kiszabást végző szervtől – az önkormányzatot illeti meg. A szabálysértési pénz- és helyszíni bírság, valamint e közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

A helyi önkormányzatok pénzellátásának kiegészítő szabályai

22. § (1) A kiegészítő gyermekvédelmi támogatás, a rendszeres szociális segély, az időskorúak járadéka, a normatív alapú ápolási díj, az önkormányzat által szervezett közcélú foglalkoztatás támogatása, közfoglalkoztatást pótló juttatás, valamint az adósságcsökkentési támogatás, a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 38. §-ának (2) és (5) bekezdésében meghatározott lakásfenntartási támogatás, továbbá a XXVI. Szociális és Munkaügyi Minisztérium fejezetből a gyermektartásdíj megelőlegezése esetében a települési önkormányzat első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti, külön jogszabály szerinti éven belüli elszámolási kötelezettséggel.

(2) Az e törvény 5. számú melléklet 6., 9., 15., 16., 19., 23. és 24. pontja, a 6. számú melléklet 1. pontja, a 7. számú melléklet, valamint a 8. számú melléklet I. rész 1., 3. és 4. pontja, II. rész 2. pontja, továbbá a III. és IV. része alapján számított előirányzatok folyósítása – figyelemmel a 6. számú melléklet 1. pontjában meghatározottakra – az Áht. 101. §-ának (7) bekezdésében foglaltak szerint, nettó finanszírozás keretében történik.

(3) A 30. § (2)–(3) bekezdése szerinti egyházi és kisebbségi fenntartói kiegészítő támogatást

a) a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 81. §-ának (13) bekezdése, valamint 118. §-ának (9) bekezdése alapján közoktatási feladatot ellátó egyházak,

b) a Közokt. tv. 95/C. §-ának (6) bekezdése alapján közoktatási feladatot ellátó helyi önkormányzatok,

c) a nemzeti és etnikai kisebbségek jogairól szóló 1993. évi LXXVII. törvény (a továbbiakban: Nek. tv.) 47. §-a (6) bekezdésének *b)* pontja alapján közoktatási feladatot ellátó kisebbségi önkormányzatok és a Nek. tv. 47. §-ának (13) bekezdése alapján közoktatási feladatot ellátó települési és területi kisebbségi önkormányzatok

a helyi önkormányzatok útján – az 1. számú melléklet XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 2. alcím, 3. jogcím-csoport, 2. Egyházi és kisebbségi közoktatási intézmények kiegészítő támogatása jogcím előirányzatáról – vehetik igénybe. A Kincstár ezen összeget az *a)* és *c)* pont szerint az intézményt átadó helyi önkormányzatnak, a *b)* pont esetén a kötelező feladatát el nem látó helyi önkormányzatnak folyósított központi költségvetési forrásai terhére a nettó finanszírozása keretében a tárgyhónapot követő hónapban számolja el a kiegészítő támogatás folyósítására szolgáló előirányzat javára.

B) A társadalombiztosítás és a központi költségvetés kapcsolata

23. § (1) A Nyugdíjbiztosítási Alapot (a továbbiakban: Ny. Alap) és az Egészségbiztosítási Alapot (a továbbiakban: E. Alap) terhelő ellátások, valamint az Ny. Alapot és az E. Alapot nem terhelő ellátások folyamatos teljesítése érdekében a bevételek és a kiadások időbeli eltéréséből adódó átmeneti pénzügyi hiányok fedezetére a központi költségvetés a Kincstár útján kamatmentes hitelt nyújt.

(2) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről – kormányrendeletben szabályozottak szerint – finanszírozási tervet kell készíteni, amely indokolt esetben módosítható.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt az Ny. Alap és az E. Alap a befolyó bevé-

teleikből és az alapot nem terhelő ellátások megtérítéseiből soron kívül törlesztik.

24. § (1) A Kincstár az E. Alap részére a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 21. cím, 3. alcím, 1. Közgyógyellátás jogcím-csoport előirányzatából a folyósító szerv által benyújtott és a pénzügyminiszter által jóváhagyott finanszírozási terv alapján finanszírozást teljesít.

(2) A Kincstár az E. Alap tárgyévi utolsó bevételének beérkezése és az utolsó ellátásának, illetve kiadásának kifizetése után a 4. §-a (1) bekezdésének *e)* pontja, (6)–(7) bekezdése, valamint az 5. számú melléklet 9. és 23. pontja alapján az egészségügyi intézmények részére történt központi költségvetési kifizetések összegével, de legfeljebb az E. Alap összes kiadását meghaladó pénzforgalmi bevételi többlete mértékéig utalást teljesít a LXXII. Egészségbiztosítási Alap fejezet, 8. E. Alap befizetési céltartalék cím terhére a központi költségvetés javára a tárgyév utolsó kincstári napján.

(3) A (2) bekezdésben említett egészségügyi intézmények részére történt központi költségvetési kifizetések nagyságáról a Pénzügyminisztérium a tárgyév utolsó előtti kincstári napjáig tájékoztatja a Kincstárt.

(4) Az Ny. Alap részére a XXII. Pénzügyminisztérium fejezet, 26. cím, 1. alcím

a) 1. Magánnyugdíjpénztárba átlépők miatti járulékkiesés pótlására jogcím-csoport szerinti támogatás átutalása

aa) január–november hónapokban a tárgyhó 10. napjáig az éves előirányzat havi időarányos összegével,

ab) december hónapban az *aa)* pont szerinti befizetések összegének és a várható éves magánnyugdíjpénztári tagdíjbefizetés különbözetének összegével, legfeljebb az előirányzat mértékéig a tárgyhó utolsó kincstári napján,

b) 2. A Nyugdíjbiztosítási Alap kiadásainak támogatása jogcím-csoport szerinti támogatás átutalása

ba) március és november hónapokban az előirányzat 40-40%-ának megfelelő összegekkel,

bb) december hónapban a *ba)* pontban teljesített összegeket is figyelembe véve a tényleges éves bevételek és kiadások függvényében, legfeljebb az előirányzat mértékéig a tárgyhavi utolsó bevétel beérkezése és az utolsó ellátás kifizetése után

történik.

(5) A X. Miniszterelnökség fejezet, a XI. Önkormányzati Minisztérium fejezet, a XIII. Honvédelmi Minisztérium fejezet és a XIV. Igazságügyi és Rendészeti Minisztérium fejezet és a XXII. Pénzügyminisztérium fejezet a társadalombiztosítás ellátásaira és a magánnyugdíjra jogosultakról, valamint e szolgáltatások fedezetéről szóló 1997. évi LXXX. törvény (a továbbiakban: Tbj.) 18. §-ának (3) bekezdése alapján – rendvédelmi szervek és a Magyar Honvédség kedvezményes nyugellátásainak kiadásaihoz hozzájárulás jogcímen – havonta átutalást teljesít az Ny. Alap részére az éves előirányzat havi időarányos mértékének megfelelően, a tárgyhó 10. napjáig.

25. § A Kincstár az Ny. Alap részére az Ny. Alapba korkedvezmény-biztosítási járulék címen havonta befolyó járulékbevételt alapul véve teljesíti a Magyar Köztársaság 2007. évi költségvetését megalapozó egyes törvények módosításáról szóló 2006. évi CXXI. törvény 30. §-ának (14) bekezdése szerinti havi – 50%-os mértékű – fizetési kötelezettséget a XXII. Pénzügyminisztérium fejezet, 26. cím, 1. alcím, 7. Korkedvezmény-biztosítási járulék címen átadott pénzeszköz jogcím-csoport előirányzatból a tárgyhónap utolsó előtti, decemberben az utolsó kincstári napján. 2009. január hónapban a Kincstár a megelőző év december hónapra vonatkozóan befolyó járulékbevétel alapján 75%-os mértékű fizetési kötelezettségnek megfelelő összeget utal az Ny. Alap részére ugyanebből az előirányzatból.

C) A központi költségvetés és az elkülönített állami pénzalapok kapcsolata

26. § Az elkülönített állami pénzalapok (a továbbiakban: pénzalapok) – a bevételek befolyása és a kiadások teljesítése időbeni ütemének eltérése esetén – a finanszírozási igényeik teljesítéséhez legfeljebb három hónapra, de a következő évre át nem húzódóan igénybe vehetik a KESZ-t. A KESZ igénybevételét a pénzügyminiszter engedélyezheti. Az engedélyre vonatkozó kérelmet a finanszírozási igény felmerülése előtt legalább 30 nappal kell benyújtani.

D) Az Európai Uniótól érkező agrár- és vidékfejlesztési támogatások és az Európai Unió részére fizetendő cukorágazati hozzájárulás megelőlegezése

27. § (1) Az Áht. 18/B. §-a (1) bekezdésének *zs)* pontja alapján a Mezőgazdasági és Vidékfejlesztési Hivatal (a továbbiakban: MVH) részére, az Európai Mezőgazdasági Garancia Alapból (a továbbiakban: EMGA) finanszírozott közvetlen, piaci támogatások, az – az Európai Unió által a hatályos közösségi jogszabályok alapján utólagosan megtérítendő vagy értékesítésből befolyó – intervenciós intézkedésekhez kapcsolódó kifizetések, valamint az Európai Mezőgazdasági Vidékfejlesztési Alapból finanszírozott vidékfejlesztési támogatások – ide nem értve az Agrár- és Vidékfejlesztési Operatív Programot – felhasználására vonatkozó nemzeti stratégiai tervekben (a továbbiakban: vidékfejlesztési stratégiai tervek) foglalt támogatások (a továbbiakban: agrártámogatások) Európai Unió által finanszírozott része teljesítéséhez a központi költségvetés a Kincstár útján kamatmentes hitelt nyújt.

(2) A vidékfejlesztési stratégiai tervekben foglalt támogatások kizárólag abban az esetben finanszírozhatóak az

(1) bekezdésben leírtak szerint, amennyiben az így igénybe vett teljes összeget az Európai Unió 2009. december 31-ig utólagosan megtéríti, de a kifizetés időpontjában a vidékfejlesztési stratégiai tervekben foglalt célokra felhasználható uniós forrás nem áll rendelkezésre.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról az európai uniós egységes területalapú támogatások megelőlegezésének céljára felvett hitel nagysága nem haladhatja meg a Magyar Köztársaságnak az Európai Unióhoz történő csatlakozásáról szóló nemzetközi szerződést kihirdető törvény alapján meghatározott, 2009. évben kifizetésre kerülő, EMGA által megtérítendő egységes területalapú támogatások összegét.

(4) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről az MVH-nak a Pénzügyminisztérium és a Kincstár részére – kormányrendeletben szabályozottak szerint – 2009. év vonatkozásában 2009. január 15-ig havi bontású éves finanszírozási tervet, valamint minden hónap 15-ig a rendelkezésre álló információk alapján aktualizált havi finanszírozási tervet kell készítenie. Amennyiben a vidékfejlesztési stratégiai tervek kifizetéseinek ütemezése az (1) bekezdésben leírt, KESZ-ről történő finanszírozást tesz szükségessé, a pénzügyminiszter jogosult a vidékfejlesztési stratégiai tervek intézkedései tekintetében a finanszírozási terv és a kifizetések ütemezését módosítani.

(5) A részben vagy egészben az Európai Unió által finanszírozott agrártámogatásokra az igénylő akkor is nyújthat be kérelmet, ha az Áht. 10. §-ában foglalt fizetési kötelezettséggel összefüggő, esedékessé vált és még meg nem fizetett köztartozása van. Az Európai Unió által finanszírozott agrártámogatásból, továbbá hazai társfinanszírozás esetén a kapcsolódó központi költségvetési támogatásból – ideértve az egységes területalapú támogatáshoz kapcsolódó kiegészítő nemzeti támogatást is – az igénylő csak a lejárt köztartozással csökkentett összegre jogosult. A köztartozás fennállásáról és annak összegéről az adóhatóság az MVH megkeresésére adatot szolgáltat. Az adatszolgáltatásban szereplő tartozás összegét az MVH a megállapított támogatásból – az Európai Unió költségvetése és a központi költségvetési társfinanszírozás közötti eredeti finanszírozási aránynak megfelelően – levonja és átutalja az adóhatóságnak. A jogosultat a köztartozással csökkentett összeg illeti meg, a visszatartott támogatásnak megfelelő összegű tartozás az átutalással egyidejűleg megfizetettnek minősül. A támogatás visszatartásáról az MVH a kedvezményezettet a támogatási különbözet átutalásakor tájékoztatja.

(6) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt az MVH az Európai Uniótól befolyó bevételeiből soron kívül törleszti.

(7) Az agrártámogatásokhoz kapcsolódó, az ügyféltől származó befizetéseket az MVH a KESZ-hez kapcsolódó megelőlegezési számla részére havonta átutalja.

(8) A XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére kell elszámolni

a) az Európai Bizottság EMGA éves elszámolásáról szóló hivatalos döntését követően haladéktalanul – az intervenciós felvásárlásra fordított, de értékesítésből még be nem folyt összegek kivételével – a KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitel azon részét, amelyet 2009. december 31-ig az Európai Unió vagy az ügyfél nem térít meg az MVH útján, valamint az agrártámogatások árfolyam-különbözetét,

b) az intervenciós felvásárláshoz kapcsolódó azon kiadásokat, amelyek a nemzeti költségvetést terhelik,

c) az Európai Unió által el nem ismert és vissza nem térített kiadások összegét.

28. § (1) Az MVH köteles az intervenciós finanszírozás EMGA-ból folyósított kamattérítését – annak beérkezése után haladéktalanul – a központi költségvetés részére átutalni, amelyet a központi költségvetés kamatbevételeként kell elszámolni.

(2) Az intervenciós felvásárlással kapcsolatos azon kamatterhet, amelyet az Európai Unió az MVH által szabálytalanul teljesített kifizetésből eredően – az Európai Bizottság hivatalos döntése alapján – 2009. december 31-ig nem térít meg, a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére kell törleszteni.

(3) Az (1) és (2) bekezdésben szereplő kamattérítések elszámolása a XLI. A központi költségvetés kamatelszámolásai, tőkevisszatérülései, az adósság- és követeléskezelés költségei fejezet, 2. cím, 5. Intervenciós felvásárlás előfinanszírozási költségének megtérítése alcím javára történik.

29. § (1) Az Áht. 18/B. §-a (1) bekezdésének *x)* pontjában hivatkozott, cukorágazati hozzájárulás fizetési kötelezettség teljesítésére felvett hitel nagysága nem haladhatja meg az Európai Unió részére fizetendő, közösségi jogszabály alapján meghatározott hozzájárulás összegét.

(2) A cukorágazati hozzájárulás fizetési kötelezettség teljesítésére felvett hitelt az MVH a cukorágazati hozzájárulás megfizetésére kötelezettektől e címen befolyó bevételekből soron kívül törleszti.

(3) A KESZ-hez kapcsolódó megelőlegezési számláról felvett hitel azon részét, amelyet az MVH 2009. december 31-ig nem törlesztett, illetve köztartozásként nem került behajtásra, a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére kell rendezni.

Negyedik Fejezet

A KÖZPONTI KÖLTSÉGVETÉS ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

30. § (1) Az Országgyűlés a külön törvényben meghatározott szociális, közoktatási, felsőoktatási, kulturális közfeladatot (a továbbiakban: humánszolgáltatások) ellátó intézményt fenntartó egyházi jogi személy, társadalmi szervezet, alapítvány, közalapítvány, országos kisebbségi önkormányzat, közhasznú társaság, nonprofit gazdasági társaság, gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami intézmény fenntartója) részére működési és fenntartási célú normatív és egyéb hozzájárulást állapít meg a következők szerint:

a) A közoktatási feladatot ellátó nem állami intézmény fenntartóját normatív hozzájárulás illeti meg – figyelemmel a *b)* pontban foglaltakra – a 3. számú melléklet 15–17. pontjában, az 5. számú melléklet 6., 15–17., 19., 24–27. pontjában, továbbá a 8. számú melléklet I. részének 1. és 3–4. pontjában megállapított, a helyi önkormányzatok normatív hozzájárulásaival és támogatásaival azonos jogcímeken és jogosultsági feltételek mellett a következő eltérésekkel:

A 3. számú melléklet 16.6.1. pontjában megállapított normatív hozzájárulás szempontjából bejáró az a gyermek, tanuló, akinek a lakóhelye, ennek hiányában tartózkodási helye az intézmény székhelyén, tagintézmény esetén telephelyén kívüli településen van. A 16.6.2. pont szerinti hozzájárulás akkor igényelhető a községi gyermekek, tanulók után, ha az óvodai, és/vagy általános iskolai feladat ellátását legalább két település tekintetében a fenntartó a területileg érintett többcélú kistérségi társulással/társulásokkal kötött írásos együttműködési megállapodás alapján vállalja. A hozzájárulás az együttműködési megállapodásban foglalt azon községi gyermekek, tanulók után igényelhető, akiknek neveléséről, oktatásáról a nem állami intézmény fenntartója gondoskodik. Az igénylésnél a 3. számú melléklet 16.6.1–16.6.2. pontjában foglalt további feltételeket értelemszerűen a helyi önkormányzatokkal azonosan kell figyelembe venni.

b) A közoktatási feladatot ellátó intézményt fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot –, valamint az egyéni vállalkozót az *a)* pont szerinti normatíva 30%-ának megfelelő hozzájárulás és támogatás illeti meg.

c) A nem állami felsőoktatási intézményt az általa ellátott közoktatási feladatra a 13. § (1) bekezdése szerint hozzájárulás és támogatás illeti meg.

d) A nem állami felsőoktatási intézmény gyakorló intézménye esetén a 13. § (2) bekezdése szerinti normatív hozzájárulás és támogatás jár. Ez a hozzájárulás és támogatás jár az egyházi jogi személy által fenntartott intézmény esetén is, ha egyházi felsőoktatási intézménnyel – a fenntartói jogok közös gyakorlására – kötött megállapodás keretében közreműködik a gyakorló intézményi feladatok ellátásában.

e) Nem jár normatív hozzájárulás és támogatás a szakközépiskolai és a szakiskolai tanulók gyakorlati képzésében részt vevőnek, ha költségei megtérítésére a Munkaerőpiaci Alap képzési alaprészéből igényt tart. A térségi integrált szakképző központ keretében működő központi képzőhely humánszolgáltató fenntartója a szakképzési évfolyamokon tanulók után a 3. számú melléklet 16.1.2. pont alatti normatív hozzájárulást igénybe veheti akkor, ha a központi képzőhely nem rendelkezik OM azonosítóval.

f) Az egyházi felsőoktatási intézményt az Ftv. 139. §-ának (5)–(6) és (9) bekezdése szerinti állami hozzájárulás illeti meg.

g) A nem állami, nem egyházi felsőoktatási intézményt az Ftv. 137. § (3) bekezdése szerinti állami hozzájárulás illeti meg.

h) A személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézmény nem állami fenntartóját normatív hozzájárulás és támogatás illeti meg – figyelemmel az *i)* pontban foglaltakra – a helyi önkormányzatok a 3. számú melléklet 11. *b)–k)* és 12–14. pontjaiban, továbbá 8. számú melléklet II. részének 2. pontjában megállapított támogatásaival azonos jogcímeken, összegben és feltételek mellett.

i) A személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot –, és az e bekezdésben meghatározott egyéni vállalkozót a *h)* pont szerinti normatíva 30%-ának megfelelő hozzájárulás illeti meg.

j) A nem állami intézmény fenntartójának az e bekezdés alapján megállapított normatív hozzájárulás és támogatás teljes összegét át kell adnia annak az intézménynek, amelyre tekintettel a támogatás megállapítására sor került.

(2) A közoktatási közfeladatot ellátó egyház a normatív hozzájáruláson és támogatáson túl az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló 1997. évi CXXIV. törvény (a továbbiakban: az egyházak támogatásáról szóló törvény) 6. §-ában meghatározottak szerint kiegészítő támogatásra jogosult. A támogatási összeg – függetlenül az igénybe vett közoktatási szolgáltatás számától – 245 700 forint/év minden valós ellátott gyermek, illetve tanuló után, amely a fenntartó egyházat illeti meg óvodai ellátottak, iskolai közismereti oktatásban, szakképzési elméleti oktatásban, gyógypedagógiai oktatásban részt vevők – a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény 3. számú mellékletének 15. *a)–d)* pontjai alapján 2009. augusztus 31-éig, a 3. számú melléklet 15. *a)–d)* pontjaiban 2009. szeptember 1-jétől figyelembe vehető – törtévi (8/12 és 4/12 havi) létszáma alapján. E kiegészítő támogatásra az egyház a felsőoktatási intézménye gyakorló intézményében oktatottjai után nem jogosult.

(3) A közoktatási feladatot ellátó intézményt a Nek. tv. 47. §-ának (4) és (13) bekezdése alapján fenntartó országos kisebbségi önkormányzat a normatív hozzájáruláson és támogatáson túl a Nek. tv. 47. §-ának (10)–(12) bekezdése szerint minden ellátott gyermek, illetve oktatott tanuló után 245 700 forint/év kisebbségi fenntartói kiegészítő támogatásra jogosult, az így figyelembe vehető óvodai ellátottak, iskolai közismereti oktatásban, szakképzési elméleti oktatásban, gyógypedagógiai oktatásban részt vevők – a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény 3. számú mellékletének 15. *a)–d)* pontjai alapján 2009. augusztus 31-éig, a 3. számú melléklet 15. *a)–d)* pontjaiban 2009. szeptember 1-jétől figyelembe vehető – törtévi (8/12 és 4/12 havi) létszáma alapján.

(4) A szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézmény egyházi fenntartója a normatív hozzájáruláson túl – külön törvényben meghatározott feltételek szerint – kiegészítő támogatásra jogosult. Ennek mértéke a 3. számú melléklet 11. *b)–k)* és 12–14. pontjaiban megállapított normatíva 69,7%-a.

(5) Az (1) bekezdés *a)–d)* és *h)–i)* pontjában meghatározott normatív hozzájárulás és támogatás, valamint a (2)–(4) bekezdés szerinti kiegészítő támogatás elszámolása – a Kormány által meghatározott eljárási szabályok szerint – az Oktatási és Kulturális Minisztérium, illetve a Szociális és Munkaügyi Minisztérium humánszolgáltatás és kiegészítő támogatás tárgyévet követő év előirányzatai terhére, illetve javára történik.

(6) A személyes gondoskodást nyújtó szociális, gyermekjóléti és gyermekvédelmi intézmény, szolgáltatás nem állami fenntartója 2009-ben az (1) bekezdés *h)* pontjában felsorolt normatív állami hozzájárulásokra – a 3. számú mellékletben megfogalmazott feltételeken túl – akkor jogosult, ha a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény 31. §-ának (8) bekezdése szerinti kötelezettségének eleget tett.

(7) A személyes gondoskodást nyújtó szociális, illetve gyermekjóléti, gyermekvédelmi intézmény, szolgáltatás – ide nem értve a bázis-szállást – nem állami fenntartója esetében a 2010. évi normatív hozzájárulás igénylésének feltétele, hogy a fenntartó, illetve fenntartóváltozás esetén a jogelőd fenntartó 2009. július 31-éig bejelentse a Kincstár – fenntartó székhelye szerinti illetékes – regionális igazgatóságának

a) a normatív hozzájárulás-igénylés alapjául szolgáló várható feladatmutatót (ellátotti létszám, férőhelyszám, szolgálat, központ) és

b) az igénybevétel 2010. évi várható időtartamát.

A határidő elmulasztása esetén igazolási kérelemnek nincs helye. Ha a jogelőd fenntartónak nem volt bejelentési kötelezettsége, a határidőt követő fenntartóváltozás esetén a feltételt teljesítettnek kell tekinteni.

(8) Az (1) bekezdés *a)–d)* pontjában meghatározott normatív hozzájárulás és támogatás, valamint a (2)–(3) bekezdés szerinti támogatás feltételeinek megállapítására, folyósítására és a felhasználás ellenőrzésére a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 2. alcím, 3. jogcím-csoport, 2. Egyházi és kisebbségi közoktatási intézmények kiegészítő támogatása jogcím előirányzat terhére a Kormány által meghatározott összeg használható fel.

(9) Az (1) bekezdés *h)–i)* pontjában meghatározott normatív hozzájárulás, valamint a (4) bekezdés szerinti kiegészítő támogatás feltételei megállapításának, folyósításának és felhasználásának ellenőrzésére a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 16. cím, 48. alcím, 3. Egyházi szociális intézményi normatíva kiegészítése jogcím-csoport előirányzat terhére a Kormány által meghatározott összeg használható fel.

(10) Az e §-ban megállapított közoktatási célú normatív hozzájárulás és támogatás kizárólag az olyan intézményben ellátott, oktatott után vehető igénybe, amely intézmény működési engedélyében az igényjogosultságot megalapozó tevékenységeket egységes szerkezetbe foglalják, valamint a legmagasabb gyermek- és tanulólétszám az oktatás munkarendje (nappali, esti, levelező) szerint szerepel.

(11) A (2) bekezdés szerinti kiegészítő támogatás is azon gyermekek, tanulók után igényelhető, akik olyan nevelési-oktatási intézményben veszik igénybe a közszolgáltatást, amelyik szerepel a székhely szerint illetékes megyei, fővárosi önkormányzat feladatellátási, intézményhálózat-működtetési és fejlesztési tervében.

(12) A (11) bekezdés szerinti támogatások folyósításának előfeltétele a nevelési-oktatási intézmény költségvetésének a Közokt. tv. 118. §-ának (4) bekezdésében meghatározottak szerinti nyilvánosságra hozatala.

(13) Ha a nem állami intézményt fenntartónak járó normatív hozzájárulás és támogatás, valamint kiegészítő támogatás együttes összege a költségvetési évben meghaladja a 40,0 millió forintot, az elszámolás jogszerűségét független könyvvizsgáló erről szóló nyilatkozatával kell alátámasztani. A könyvvizsgálat költségeit a nem állami intézmény fenntartója viseli.

(14) A nem állami intézmény fenntartója a (2)–(4) bekezdés szerinti kiegészítő támogatást köteles a humánszolgáltatást ellátó intézménye(i), szolgáltatása(i) támogatására fordítani.

(15) A nem állami intézmény fenntartója egyetemlegesen felelős az általa fenntartott intézmény köztartozásaiért. A köztartozások összege a fenntartónak járó normatív támogatásból külön jogszabályban meghatározottak szerint visszatartandó.

(16) A Közokt. tv. 81. §-ának (8)–(10) bekezdései, valamint a 82. §-a alapján 2009-ben és az azt megelőző évek-

ben megkötött közoktatási megállapodásokból eredő éves költségvetési támogatási kötelezettség összege 2009-ben nem haladhatja meg a 2008. évi összegét. Új közoktatási megállapodás megkötésére, valamint meglévő megállapodások módosítására legfeljebb a (2) bekezdés szerinti egyházi kiegészítő támogatás összegével megegyező gyermekenkénti, tanulónkénti éves összeggel és legfeljebb 5 éves időtartammal kerülhet sor.

(17) A Szoctv. 92/C. §-ának (2) bekezdésében foglalt előírást azon közhasznú társaságok, nonprofit gazdasági társaságok fenntartói, amelyekben az állam legalább többségi befolyással rendelkezik, a Kincstárnál vezetett elkülönített számlán teljesítik.

(18) A Szoctv. 92/C. §-ának (3) bekezdése szerinti támogatás összege legalább 90,0 millió forint.

(19) A tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény (a továbbiakban: Ttv.) alapján az önkéntes tűzoltóságot fenntartó helyi önkormányzat az önkéntes tűzoltóság fenntartásához és működéséhez az átvállalt feladattal arányos állami támogatást a Ttv. 41. §-ának (6) bekezdése, illetve 34. §-ának (3) bekezdése értelmében a XI. Önkormányzati Minisztérium fejezet, 12. cím, 22. Önkéntes tűzoltóságok normatív támogatása alcímének előirányzatából a következő feltételek és normatívák alapján veheti igénybe:

a) a támogatást az az önkormányzat veheti igénybe, amelynek területén tárgyévet megelőző december 1-jén, a Ttv. 34. §-ának (1) bekezdése alapján önkéntes tűzoltóság működik;

b) valamennyi önkéntes tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 10,0 millió forint alaptámogatásra jogosult;

c) a *b)* pont szerint felosztott támogatás után megmaradó előirányzatból minden önkéntes tűzoltóság az általa ellátott elsődleges működési körzet veszélyeztetettsége mértékét kifejező, a szervezési kategóriába sorolást meghatározó, jogszabályban rögzített pontszámok arányában részesül.

31. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. §-a (1) bekezdésének *b)* pontja alapján kijelölt előirányzat felhasználási célja a 2009. évi személyi jövedelemadó-rendelkezéseknél a gyermekszegénység elleni program támogatása feladatai és a Nemzeti Tehetség Program feladatai. Felhasználása a 2010. évi költségvetési törvényben kerül megtervezésre.

32. § (1) A pártok támogatására fordítható keretből (I. Országgyűlés fejezet, 7. cím) az ott megnevezett pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény (a továbbiakban: Párttörvény) rendelkezései szerint részesülnek.

(2) A pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Párttörvény rendelkezései szerint részesülnek támogatásban az e célra fordítható keretből (I. Országgyűlés fejezet, 8. cím).

(3) A nemzeti és etnikai kisebbségi szervezetek támogatására előirányzott keret (I. Országgyűlés fejezet, 6. cím) felhasználásáról – kijelölt bizottságának javaslata alapján – az Országgyűlés dönt.

Ötödik Fejezet

ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

33. § (1) A Kormány által 2009. évben újonnan vállalható egyedi állami kezességek és állami garanciák együttes összege az év egyetlen napján sem haladhatja meg a 100 000,0 millió forintot.

(2) Az (1) bekezdésben megállapított keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) Az Áht. 33. §-a (1) bekezdésének *b)* pontja alapján a nemzetközi fejlesztési intézményektől felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

34. § Az Áht. 33/B. §-a alapján a 2009. évben vállalható kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg a 300 000,0 millió forintot.

35. § (1) A Magyar Fejlesztési Bank Zrt. (a továbbiakban: MFB Zrt.) forrásszerzés céljából felvett éven túli lejáratú hiteleinek, kölcsöneinek, valamint kötvénykibocsátásainak együttes állománya a 2009. év folyamán legfeljebb 1 200 000,0 millió forint lehet.

(2) A Kormány határozata alapján az MFB Zrt. által nyújtott hitelfinanszírozásból származó, valamint harmadik fél javára vállalt készfizető kezességből és bankgaranciából származó kötelezettségek együttes állománya a 2009. év folyamán legfeljebb 400 000,0 millió forint lehet.

(3) Az MFB Zrt. által forrásszerzés céljából felvett – euróban meghatározott – éven túli lejáratú hitelekhez és kölcsönökhöz, valamint kibocsátott kötvényekhez kapcsolódóan a Kormány által vállalható árfolyam-fedezeti megállapodás által fedezett források forintban számított együttes állománya a 2009. év folyamán legfeljebb 1 400 000,0 millió forint lehet.

(4) Az (1)–(3) bekezdésben megállapított kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

36. § (1) A 33. § és 35. § (2) bekezdése alapján vállalt kezesség után a központi költségvetés javára kezességvállalási díjat kell felszámítani. A kezességvállalási díj mértéke a kezességgel biztosított kötelezettség összegének legfeljebb 2%-a lehet.

(2) Az (1) bekezdésben meghatározott díjat a Kormány nyilvános határozatban, alacsonyabb mértékben is megállapíthatja, illetve indokolt esetben elengedheti.

37. § (1) A Magyar Export-Import Bank Zrt. által forrásszerzés céljából kül- és belföldi hitelintézetektől elfogadott betétek és felvett hitelek, valamint kibocsátott kötvények együttes állománya 2009. december 31-én legfeljebb 320 000,0 millió forint lehet.

(2) A Magyar Export-Import Bank Zrt. által a központi költségvetés terhére vállalt exportcélú garanciaügyletek állománya 2009. december 31-én legfeljebb 80 000,0 millió forint lehet.

(3) A Magyar Exporthitel Biztosító Zrt. által vállalt nem-piacképes kockázatú biztosítások állománya 2009. december 31-én legfeljebb 450 000,0 millió forint lehet.

(4) Az (1)–(3) bekezdésben megállapított kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

38. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – külön jogszabályban meghatározott feltételek mellett – a (2)–(9) bekezdések szerint visszavonhatatlan állami viszontgarancia áll fenn.

(2) Az állami viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 70%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti állami viszontgaranciával a kis- és középvállalkozások, valamint a munkavállalói résztulajdonosi program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló 1992. évi XLIV. törvény alapján – létrejövő szervezetek (e §-ban a továbbiakban: vállalkozások) legfeljebb 25 év lejáratú hitel-, illetve kölcsönszerződésből, bankgarancia-szerződésből és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(4) Az (1) bekezdés szerinti állami viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló 2001. évi CXX. törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követeléséért vállalt készfizető kezességére is. Az állami viszontgarancia összege nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet:

a) pénzügyi intézmény,

b) kockázati tőkealap,

c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) A Garantiqa Hitelgarancia Zrt. által a központi költségvetés terhére vállalt készfizető kezesség állománya 2009. december 31-én nem haladhatja meg a 900 000,0 millió forintot.

(7) Amennyiben a Garantiqa Hitelgarancia Zrt. a készfizető kezesség-vállalást a Magyar Vállalkozásfinanszírozási Zrt. (a továbbiakban: MV Zrt.) kezességvállalási tevékenységének közreműködőjeként végzi, akkor a Garantiqa Hitelgarancia Zrt. által 2009. január 1-jét követően vállalt készfizető kezességhez kapcsolódó állami viszontgarancia érvényesítéséből eredő kifizetéseket 2009. évben a XIX. Uniós fejlesztések fejezet, 2. cím, 4. alcím, 4. JEREMIE-típusú pénzügyi eszközök jogcím-csoport, valamint a 29. jogcím-csoport, 1. A tudásalapú gazdaság innováció- és vállalkozás-orientált fejlesztése jogcím terhére kell teljesíteni.

(8) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén a társaság köteles minden szükséges jogcselekményt megtenni a vállalkozással szemben fennálló, reá átszálló követelés behajtására. A központi költségvetést illeti meg a társaság által behajtott – a behajtási költségekkel csökkentett – összeg 70%-a.

(9) Ha a készfizető kezességvállalás biztosítékaként a Garantiqa Hitelgarancia Zrt. biztosítást köt, akkor a biztosító intézet térítése behajtási bevételnek minősül és arra a (7) bekezdés szabályai az irányadók.

(10) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, valamint az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani és az éves beszámoló kiegészítő mellékletében bemutatni.

(11) A Garantiqa Hitelgarancia Zrt. állami viszontgarancia nélkül, saját kockázatra is vállalhat készfizető kezességet.

39. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (e §-ban a továbbiakban: Alapítvány) által vállalt készfizető kezesség mögött – külön jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdések szerint visszavonhatatlan állami viszontgarancia áll fenn.

(2) Az állami viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 70%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, illetve kölcsönszerződésből, bankgarancia-szerződésből, valamint termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(5) A készfizető kezesi szerződés jogosultja lehet:

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által a központi költségvetés terhére vállalt készfizető kezesség állománya 2009. december 31-én nem haladhatja meg a 120 000,0 millió forintot.

(7) Az Alapítvány által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén az Alapítvány köteles minden szükséges jogcselekményt megtenni a rá átszálló követelés behajtására. Az Alapítvány által behajtott – a behajtási költségekkel csökkentett – összeg 70%-a a központi költségvetést illeti meg.

(8) Az Alapítvány állami viszontgarancia nélkül, saját kockázatára is vállalhat készfizető kezességet.

40. § A Magyar Állam a központi költségvetés terhére készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, illetve kötvénykibocsátásaiból erednek. Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie. A Diákhitel Központ Zrt. éves finanszírozási tervét a pénzügyminiszter hagyja jóvá.

41. § (1) Amennyiben a Magyar Államnak szerződéssel, illetve jogszabállyal vállalt kezesség vagy viszontgarancia érvényesítéséből olyan fizetési kötelezettsége keletkezik, amely nem szerepel az 1. számú mellékletben, azt a XXII. Pénzügyminisztérium fejezet, 18. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az elengedett kezesség- és garanciavállalási díjnak az Áht. 33/A. §-ának (9) bekezdése alapján költségvetési kiadásnak minősülő összegét a XXII. Pénzügyminisztérium fejezet, 17. cím, 1. Vegyes kiadások alcímen önálló jogcím-csoportként kell elszámolni.

(3) Az Államadósság Kezelő Központ Zrt.-nek az Áht. 113/A. §-a (2) bekezdésének *k)* pontja alapján fizetendő díjat a XXII. Pénzügyminisztérium fejezet, 17. Egyéb költségvetési kiadások cím, 1. Vegyes kiadások alcímen önálló jogcím-csoportként kell elszámolni.

(4) A (2)–(3) bekezdésekben szereplő kiadások összegével a fejezet tervezett kiadása túlléphető.

42. § (1) Az MV Zrt. által a Gazdaságfejlesztés Operatív Program Pénzügyi eszközök prioritási tengelyében, illetve a Közép-magyarországi Operatív Program A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése prioritási tengelyében a Garanciaeszközökre vállalt készfizető kezesség állománya a 2009. évben nem haladhatja meg a 100 000,0 millió forintot.

(2) Amennyiben a Garantiqa Hitelgarancia Zrt. a készfizető kezességvállalást az MV Zrt. kezességvállalási tevékenységének közreműködőjeként végzi, akkor az (1) bekezdés szerinti állományi keret összege a Garantiqa Hitelgarancia Zrt. által e minőségében – a 38. § (6) bekezdése szerinti állományi keretösszegen belül – vállalt készfizető kezesség állományával növekedhet.

Hatodik Fejezet

A KÖZPONTI KÖLTSÉGVETÉS VÉGREHAJTÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

Az Országgyűlés kizárólagos hatásköre

43. § (1) Az Országgyűlés a következő címek, alcímek, jogcím-csoportok, jogcímek, előirányzat-csoportok, kiemelt előirányzatok tekintetében magának tartja fenn a jogot az előirányzatok év közbeni megváltoztatására:

a) a nemzeti és etnikai kisebbségi szervezetek támogatása (I. Országgyűlés fejezet, 6. cím),

b) a pártok támogatása (I. Országgyűlés fejezet, 7. cím),

c) az egyházak támogatása (XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 39. alcím, 1., 4., 6., 8. és 10. jogcím-csoport),

d) az országos kisebbségi önkormányzatok támogatása (I. Országgyűlés fejezet, 16. és 17. cím).

(2) Az Országgyűlés magának tartja fenn a jogot az I–VI., a VIII., a XXX. és a XXXIII. fejezetek kiadási és bevételi előirányzatai főösszegének, valamint a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 39. alcím, 5. Egyházi alapintézmény működés, Szja rendelkezése és kiegészítése és 9. Egyházi kulturális örökség értékeinek rekonstrukciója és egyéb beruházások jogcím-csoport előirányzatai csökkentésére, kivéve az Áht. 46. §-ának (1) bekezdésében foglaltakat, valamint ha a fejezetek között a

fejezet felügyeletét ellátó szervek vezetői kezdeményeznek előirányzat-átcsoportosítást.

A központi költségvetés előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

44. § Az 1. §-ban meghatározott kiadási és bevételi előirányzatok közül a *14. számú mellékletben* megállapított esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól, melynek fedezete a stabilitási tartalék terhére kerül megállapításra.

45. § (1) A XXII. Pénzügyminisztérium fejezet, 5. Adó- és Pénzügyi Ellenőrzési Hivatal cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 17 741,0 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 5677,0 millió forinttal túlléphető, a pénzügyminiszter által meghatározott feltételek teljesítése esetén, és ha a XLII. A központi költségvetés fő bevételei fejezet, 2. cím, 1. Általános forgalmi adó alcím előirányzata, a 3. cím, 1. Személyi jövedelemadó alcím előirányzata, a 3. cím, 4. Lakossági illetékek alcím előirányzata, a LXXI. Nyugdíjbiztosítási Alap fejezet, 1. cím, 1. Munkáltatói nyugdíjbiztosítási járulék alcím előirányzata, a 2. alcím, 1. Biztosított által fizetett nyugdíjjárulék jogcím-csoport előirányzata, a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 1. Munkáltatói egészségbiztosítási járulék alcím előirányzata, a 2. Biztosítotti egészségbiztosítási járulék alcím előirányzata együttesen legalább 100,3%-ban teljesül.

(2) A pénzügyminiszter negyedévente engedélyezhet előleg-kifizetést az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatok terhére, amennyiben az általa meghatározott feltételek és az (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben a tárgyév december 29-éig az (1) bekezdésben meghatározott bevételi előirányzat teljesül, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatoknak legfeljebb az év közben kifizetett előleg összegével csökkentett részét lehet az APEH rendelkezésére bocsátani. A személyi juttatások és a munkaadókat terhelő járulékok összege az (1) bekezdésben meghatározott feltételek teljesülésének arányában fizethető.

(4) A pénzügyminiszter a (2) bekezdés szerint negyedévente meghatározott bevételi tervet meghaladó bevételi többlet legfeljebb 20%-ának mértékéig a XXII. Pénzügyminisztérium fejezet, 5. Adó- és Pénzügyi Ellenőrzési Hivatal cím, 1. Működési költségvetés előirányzat-csoport, 3. Dologi kiadások kiemelt előirányzatán és a 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain is túllépést engedélyezhet.

46. § (1) A XXII. Pénzügyminisztérium fejezet, 6. Vám- és Pénzügyőrség cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 6379,8 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 2041,5 millió forinttal túlléphető, a pénzügyminiszter által meghatározott feltételek teljesülése esetén, és ha a XLII. A központi költségvetés fő bevételei fejezet, 2. cím, 2. Jövedéki adó alcím, 3. Regisztrációs adó alcím és a 7. cím, 2. Vámbeszedési költségek megtérítése alcím előirányzatai együttesen legalább 100,8%-ban teljesülnek.

(2) A pénzügyminiszter negyedévente engedélyezhet előleg-kifizetést az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatok terhére, amennyiben az általa meghatározott feltételek és az (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben tárgyév december 29-éig az (1) bekezdésben meghatározott bevételi előirányzat teljesül, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatoknak legfeljebb az év közben kifizetett előleg összegével csökkentett részét lehet a Vám- és Pénzügyőrség rendelkezésére bocsátani. A személyi juttatások és munkaadókat terhelő járulékok összege az (1) bekezdésben meghatározott feltételek teljesülésének arányában fizethető.

(4) A pénzügyminiszter a (2) bekezdés szerint negyedévente meghatározott bevételi tervet meghaladó bevételi többlet legfeljebb 20%-ának mértékéig a XXII. Pénzügyminisztérium fejezet, 6. Vám- és Pénzügyőrség cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzatán, a 2. Munkaadókat terhelő járulékok kiemelt előirányzatán, a 3. Dologi kiadások kiemelt előirányzatán és a 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain is túllépést engedélyezhet.

(5) A pénzügyminiszter a környezetvédelmi és vízügyi miniszterrel egyetértésben a XXII. Pénzügyminisztérium fejezet, 6. Vám- és Pénzügyőrség cím, 1. Működési költségvetés előirányzat-csoport, 3. Dologi kiadások kiemelt előirányzatán és a 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain is túllépést engedélyezhet, amennyiben a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 12. cím, 3. Termékdíjak alcím, 1–10. jogcím-csoport előirányzatának teljesülése november 30-ig eléri az éves előirányzat 89%-át. A túllépés mértéke nem haladhatja meg a 89%-on felüli bevételi többlet 20%-át.

47. § (1) A XXVI. Szociális és Munkaügyi Minisztérium fejezet, 4. Országos Munkavédelmi és Munkaügyi Főfelügyelőség cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 550,0 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 176,0 millió forinttal túlléphető, a szociális és munkaügyi miniszter által meghatározott feltételek teljesülése esetén, a pénzügyminiszter egyetértésével, ha a 45. § (1) bekezdésében meghatározott bevételi előirányzatokra vonatkozó feltétel teljesül.

(2) A szociális és munkaügyi miniszter negyedévente engedélyezhet jutalom-előleg kifizetést az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulékok előirányzatok terhére, amennyiben az általa meghatározott feltételek, és a 45. § (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető jutalom-előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben a tárgyév december 29-éig a 45. § (1) bekezdésében meghatározott bevételi előirányzatok teljesülnek, az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulékok előirányzatának legfeljebb az év közben kifizetett jutalom-előleg összegével csökkentett részét lehet az Országos Munkavédelmi és Munkaügyi Főfelügyelőség rendelkezésére bocsátani.

(4) A szociális és munkaügyi miniszter a pénzügyminiszter egyetértésével a (2) bekezdés szerint negyedévente meghatározott bevételi tervet meghaladó bevételi többlet legfeljebb 5%-ának mértékéig a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 4. Országos Munkavédelmi és Munkaügyi Főfelügyelőség cím, 1. Működési költségvetés előirányzat-csoport 3. Dologi kiadások kiemelt előirányzatán és a 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain is túllépést engedélyezhet.

(5) A XXVI. Szociális és Munkaügyi Minisztérium fejezet, 11. Nemzeti Fogyasztóvédelmi Hatóság cím, 1. Működési költségvetés előirányzat-csoport kiemelt előirányzatai és a 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatai összesen legfeljebb 600,0 millió forinttal túlléphetők a szociális és munkaügyi miniszter által meghatározott teljesítménykövetelmények teljesülése esetén a pénzügyminiszter egyetértésével.

(6) A szociális és munkaügyi miniszter negyedévente engedélyezhet előlegkifizetést az (5) bekezdés szerinti előirányzatok terhére a pénzügyminiszter egyetértésével, ha a teljesítménykövetelmények időarányos teljesítése meghaladja a tervezettet.

(7) Tárgyév december 29-éig az (5) bekezdésben meghatározott összegnek legfeljebb az év közben kifizetett előleggel csökkentett részét lehet a Nemzeti Fogyasztóvédelmi Hatóság rendelkezésére bocsátani.

48. § (1) A XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 6. Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 300,0 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 96,0 millió forinttal túlléphető a környezetvédelmi és vízügyi miniszter által meghatározott feltételek teljesítése esetén a pénzügyminiszterrel egyetértésben, és ha a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 12. cím, 3. Termékdíjak alcím 1–9. jogcím-csoport és 12. cím, 5. Vízkészletjárulék alcím előirányzata együttesen legalább 101%-ban teljesül.

(2) A környezetvédelmi és vízügyi miniszter a pénzügyminiszterrel történő egyetértéssel negyedévente engedélyezhet jutalom-előleg kifizetést az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulékok előirányzat terhére, amennyiben a környezetvédelmi és vízügyi miniszter által meghatározott feltételek és az (1) bekezdésben megjelölt előirányzatoknak a környezetvédelmi és vízügyi miniszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető jutalom-előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben a tárgyév december 29-éig az (1) bekezdésben meghatározott bevételi előirányzatok teljesülnek, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatoknak legfeljebb az év közben kifizetett jutalom-előleg összegével csökkentett részét kell a területi szervek rendelkezésére bocsátani.

A Kormány, a pénzügyminiszter és a fejezet felügyeletét ellátó szervek vezetőinek különleges jogosítványai

49. § (1) Felhatalmazást kap a Kormány, hogy a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezeten belül új előirányzatot hozzon létre fejezeten belüli és más fejezettől történő átcsoportosítással.

(2) Felhatalmazást kap a Kormány, hogy az I. Országgyűlés fejezet, 8. Pártalapítványok támogatása címen belül a 6. Tartalék alcím előirányzatot a Párttörvény rendelkezéseinek megfelelően átcsoportosítsa.

(3) A 4. § (1) bekezdése és az 5. § szerinti előirányzat fejezetekre, címekre, alcímekre, jogcím-csoportokra, jogcímekre, előirányzat-csoportokra, kiemelt előirányzatokra – felmérés alapján – történő átcsoportosítására a pénzügyminiszter kap felhatalmazást.

(4) A pénzügyminiszter év közben fejezetek közötti előirányzat-átcsoportosítást hajthat végre a XXII. Pénzügyminisztérium fejezet, 17. cím, 1. alcím, 13. Rendkívüli beruházási tartalék jogcím-csoport előirányzat terhére.

(5) Az önkormányzati miniszter a pénzügyminiszterrel és a támogatás jellege szerint illetékes miniszterrel egyet-

értésben a helyi önkormányzatok által felhasználható központosított előirányzatok (IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. cím) 5. számú mellékletben szereplő támogatási jogcímei között a 9. és 12. jogcím kivételével, a helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások (IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 6. cím) 6. számú mellékletben szereplő támogatási jogcímei között, továbbá a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. és 6. cím, valamint a 12. cím között az 5. számú mellékletben szereplő 9. és 12. jogcím kivételével – a felhasználási igény figyelembevételével – átcsoportosításokat hajthat végre. Ha az átcsoportosítás a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. címről a 6. címre történik, úgy az átcsoportosítás ez utóbbi címre a 6. számú melléklet 1., 3., 2. támogatási jogcím sorrendjében történik.

(6) Az Országgyűlés felhatalmazza a földművelésügyi és vidékfejlesztési minisztert, hogy a pénzügyminiszter előzetes egyetértésével a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet

a) 1–9. címek és alcímeik kiemelt előirányzatai között, illetve

b) a 10. cím, 2. Egyéb fejezeti kezelésű előirányzatok alcím, a 10. cím, 5. Nemzeti támogatások alcím, 1–9. jogcím-csoport, a 10. cím, 7. Árfolyamkockázat és egyéb EU által nem térített kiadások alcím, valamint a 10. cím, 13. EU tagságból eredő feladatok alcím között és az alcímeken belül átcsoportosítást hajtson végre.

(7) Az Országgyűlés felhatalmazza a honvédelmi minisztert, hogy a pénzügyminiszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, valamint az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – beleértve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosítást hajtson végre.

(8) Az Országgyűlés felhatalmazza a pénzügyminisztert, hogy a XXII. Pénzügyminisztérium fejezet, 24. cím, 4. Pénzügyigazgatás korszerűsítése alcím előirányzata terhére a feladatmegosztásnak megfelelően fejezetek közötti átcsoportosítást hajtson végre.

(9) Az Országgyűlés felhatalmazza az önkormányzati minisztert, hogy – az ágazatilag illetékes miniszterrel, valamint a pénzügyminiszterrel egyetértésben – az (1) bekezdés szerint létrehozott új előirányzat igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályairól szükség esetén rendeletet alkosson.

(10) Az Országgyűlés felhatalmazza a Miniszterelnöki Hivatalt vezető minisztert, hogy a X. Miniszterelnökség fejezet, 13. K-600 hírrendszer működtetése cím előirányzata terhére a feladatmegosztásnak megfelelően fejezetek közötti átcsoportosítást hajtson végre.

(11) Az Országgyűlés felhatalmazza a nemzeti fejlesztési és gazdasági minisztert, hogy a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 3. jogcím-csoport, 2. Vásárhelyi Terv továbbfejlesztése jogcím előirányzatát – az érintett regionális fejlesztési tanáccsal egyeztetve – a 16. számú mellékletben foglalt, régió számára meghatározott összeg megváltoztatása nélkül a 25. cím, 4. alcím, 3. jogcím-csoport, 3. Decentralizált területfejlesztési programok jogcím javára átcsoportosítsa.

(12) Az Országgyűlés felhatalmazza az önkormányzati minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XI. Önkormányzati Minisztérium fejezet, 12. cím, 26. alcím, 8. Kiemelt nemzetközi sportesemények támogatása jogcím-csoport, és a 12. cím, 27. alcím, 10. Sportlétesítmények PPP konstrukcióban történő fejlesztése jogcím-csoport között, valamint e két jogcím-csoportból a 12. cím, 26. alcím, 1. Utánpótlás-nevelési feladatok jogcím-csoportra átcsoportosítást hajtson végre.

(13) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 2. alcím, 7. Hallgatói létszám képzési többlete (állami felsőoktatás) jogcím-csoport, a 11. cím, 2. alcím, 10. Hallgatói létszám képzési többlete (egyházi világi képzés) jogcím-csoport, valamint a 11. cím, 2. alcím, 11. Hallgatói létszám képzési többlete (alapítványi felsőoktatás) jogcím-csoport előirányzatokat egymás között – a szükséglet szerinti mértékben – átcsoportosítsa.

(14) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 1. alcím, 3. Felsőoktatási fejlesztési program jogcím-csoport jogcímei közötti előirányzatok átcsoportosítására, figyelembe véve a beruházások megvalósulását.

(15) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 14. alcím, 1. Hozzájárulás az oktatási-kutatási infrastruktúra bérleti díjához, 2. Hozzájárulás a meglévő kollégiumi rekonstrukciók bérleti díjához, 3. Hozzájárulás az új diákotthoni férőhelyek bérleti díjához jogcím-csoportok előirányzatainak egymás közötti átcsoportosítására, figyelembe véve a megvalósuláshoz kapcsolódó jogosultságot.

(16) Az Országgyűlés felhatalmazza a környezetvédelmi és vízügyi minisztert, hogy az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyt bevételnek az Éhvt. 10. §-ának (3)–(4) bekezdésében meghatározott célok szerinti – a Kormány előzetes egyetértésével történő – felhasználására a fejezeti kezelésű előirányzatok között kiadási előirányzatot nyisson, és az értékesítésből befolyt teljes bevétellel az előirányzatot megnövelje.

(17) Az Országgyűlés felhatalmazza a Nemzeti Fejlesztési Ügynökség elnökét, hogy – az önkormányzati miniszter és a pénzügyminiszter előzetes egyetértésével – átcsoportosítást hajtson végre a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 4. KEOP Derogációs projektek kamattámogatása jogcím-csoportról a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. Központosított előirányzatok cím, 5. számú mellékletben szereplő 12. Önkormányzatok és jogi személyiségű társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása jogcímre.

(18) Az Országgyűlés felhatalmazza a nemzeti fejlesztési és gazdasági minisztert és a közlekedési, hírközlési és energiaügyi minisztert, hogy a pénzügyminiszterrel egyetértésben a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 3. alcím, 1. Beruházás ösztönzési célelőirányzat jogcím-csoportból olyan esetekben, amikor a támogatott nem az eljárási rend szerinti pénzbeli támogatást kívánja igénybe venni, a XVII. Közlekedési, Hírközlési és Energiaügyi Minisztérium fejezet, 12. cím, 5. alcím, 2. Útpénztár jogcím-csoport előirányzat javára a beruházások ösztönzése érdekében, állami közúti infrastrukturális létesítmények megépítése céljából legfeljebb a Kormány döntésében foglalt támogatással egyező mértékű forrást átcsoportosítsa.

(19) Az Országgyűlés felhatalmazza a fejezet felügyeletét ellátó szerveket, hogy – a pénzügyminiszterrel egyetértésben – a teljes egészében vagy az eredeti kiadási előirányzat 95%-át meghaladó mértékben saját bevételből gazdálkodó költségvetési szerveiknél átcsoportosítást engedélyezzenek a személyi juttatások és a munkaadókat terhelő járulékok javára. Az átcsoportosításra kerülő összeg nem haladhatja meg a 4. § (7) bekezdése szerinti jogcímen, kormányrendeletben meghatározott feltételek szerint számított mértéket.

(20) Az Országgyűlés felhatalmazza a külügyminisztert, hogy – a pénzügyminiszter előzetes egyetértésével – átcsoportosítást hajtson végre a XVIII. Külügyminisztérium fejezet, 5. cím, 9. alcím, 1. Államfői Protokoll kiadásai jogcím-csoport és az 5. cím, 9. alcím, 2. Kormányfői Protokoll jogcím-csoport előirányzatai között.

(21) Az Országgyűlés felhatalmazza az önkormányzati minisztert, hogy – a szociális és munkaügyi miniszter és a pénzügyminiszter előzetes egyetértésével – a 65. § (4) bekezdése szerint meghatározott költségvetési befizetés emelésével azonos összeggel növelje meg a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 8. cím, 2. Egyes szociális feladatok támogatása alcím előirányzatát.

(22) Az Országgyűlés felhatalmazza a nemzeti fejlesztési és gazdasági minisztert, hogy a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 3. jogcím-csoport, 3. Decentralizált területfejlesztési programok jogcím esetében az Áht. 47. §-ának (1) bekezdése szerint meghatározott fejezeti költségvetési keretszámon belül vállaljon a tárgyévet követő költségvetési évekre kötelezettséget.

(23) Felhatalmazást kap a Kormány, hogy a személyi juttatások arányosítása céljából a Miniszterelnöki Hivatal igazgatás és a minisztériumok igazgatása címeken jóváhagyott személyi juttatások és munkaadókat terhelő járulékok előirányzatain fejezetek közötti átcsoportosítást hajtson végre.

(24) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 39. alcím, 5. Egyházi alapintézmény-működés, Szja rendelkezése és kiegészítése jogcím-csoport javára az előirányzat eredeti összegét meghaladó kiadási kötelezettség esetén az Oktatási és Kulturális Minisztérium fejezet más előirányzatának terhére a szükséges mértékben előirányzat-átcsoportosítást hajtson végre. Az oktatási és kulturális miniszter intézkedése normatív támogatást és kötelezettségvállalással terhelt előirányzatot nem érinthet.

(25) Az Országgyűlés felhatalmazza az önkormányzati minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XI. Önkormányzati Minisztérium fejezet, 12. cím, 25. alcím, 1. Az európai parlamenti választások támogatása jogcím-csoport előirányzata terhére a 12. cím, 25. alcím 2. A 2010. évi országgyűlési választások előkészítése jogcím-csoport javára előirányzatot csoportosítson át.

(26) Az Országgyűlés felhatalmazza a Kormányt, hogy a XI. Önkormányzati Minisztérium fejezet, 12. cím, 1. alcím, 6. Távhőszolgáltatás korszerűsítése és kompenzáció jogcím-csoport előirányzata terhére

a) a távhőt felhasználó lakóépületeknél és lakásoknál a távhőfogyasztás szabályozhatóvá és mérhetővé tétele, továbbá

b) a lakossági távhőfogyasztók számára a távhőszolgáltatás kedvezményes igénybevétele céljából

fejezeten belüli, illetve fejezetek közötti átcsoportosítást hajtson végre.

50. § (1) Az I–VI., a VIII., a XXX. és a XXXIII. fejezetek költségvetésében jóváhagyott fejezeti egyensúlyi tartalék a fejezetek saját hatáskörében használható fel a bevételeik teljesítése esetén, továbbá ha a működőképesség fenntartása, a megkezdett beruházások, felújítások készültségi foka azt indokolja.

(2) A zárolt fejezeti egyensúlyi tartalék összegét – az (1) bekezdés szerinti fejezetek kivételével – fejezetenként a *18. számú melléklet* tartalmazza.

(3) Az Országgyűlés felhatalmazza a Kormányt, hogy a költségvetési és gazdasági folyamatok függvényében döntsön a stabilitási tartalék előirányzatának (X. Miniszterelnökség fejezet, 20. cím, 3. alcím) felhasználásáról.

(4) A stabilitási tartalék előirányzata túlléphető, de a túllépés összege nem haladhatja meg

a) sem a 18. számú melléklet szerinti fejezeti egyensúlyi tartalékok együttes mértékét,

b) sem a központi költségvetés és az alapok főbb adó- és járulék-bevételi előirányzatai együttes túlteljesülésének a többletbevételekkel összefüggő államháztartási többletkiadásokkal csökkentett mértékét.

(5) Az Országgyűlés felhatalmazza a Kormányt, hogy a központi költségvetés és az alapok főbb adó- és járulék-bevételi előirányzatainak – különösen a gazdaság fehéredési folyamata miatti – túlteljesülése és ezáltal az államháztartás egyensúlyi helyzetének javulása esetén, valamint a fejezetek kiadási és bevételi előirányzatainak teljesülésére figyelemmel a fejezetek költségvetése, illetve más alrendszerek javára az általa meghatározott célra a stabilitási tartalék előirányzatának (4) bekezdés alapján történő túllépésével átcsoportosítást hajtson végre.

51. § (1) Az I. Országgyűlés fejezeten belül az Országgyűlés Hivatala gazdasági főigazgatójának, a X. Miniszterelnökség fejezeten belül a Miniszterelnöki Hivatalt vezető miniszternek, a XXII. Pénzügyminisztérium fejezeten belül a pénzügyminiszternek – mint a fejezet felügyeletét ellátó szerv vezetőjének – tervezési, előirányzat-módosítási, -felhasználási, beszámolási, információszolgáltatási, ellenőrzési kötelezettsége és joga nem terjed ki az I. Országgyűlés fejezet, 5. Közbeszerzések Tanácsa cím, a X. Miniszterelnökség fejezet 11. Polgári Nemzetbiztonsági Szolgálatok cím, illetőleg a XXII. Pénzügyminisztérium fejezet, 13. Pénzügyi Szervezetek Állami Felügyelete cím, és 14. Kormányzati Ellenőrzési Hivatal cím előirányzatokra.

(2) Az (1) bekezdésben megjelölt jogokat és kötelezettségeket az I. Országgyűlés fejezet, 5. Közbeszerzések Tanácsa cím felett a Tanács elnöke, a X. Miniszterelnökség fejezet, 11. Polgári Nemzetbiztonsági Szolgálatok cím felett a polgári nemzetbiztonsági szolgálatokat irányító tárca nélküli miniszter, a XXII. Pénzügyminisztérium fejezet, 13. Pénzügyi Szervezetek Állami Felügyelete cím felett a Felügyeleti Tanács elnöke, a 14. Kormányzati Ellenőrzési Hivatal cím esetében a szervezet elnöke, a XXXIV. Kutatás és technológia fejezet felett a kutatás-fejlesztésért felelős tárca nélküli miniszter látja el.

(3) A kormányhivatalok tekintetében az (1) bekezdésben megjelölt jogokat és kötelezettségeket a hivatal vezetője gyakorolja.

(4) A VI. Bíróságok fejezetnél a fejezet felügyeletét ellátó szerv vezetője az Országos Igazságszolgáltatási Tanács elnöke.

(5) A IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet esetében az önkormányzati miniszter, a XLII. A központi költségvetés fő bevételei fejezet és a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet esetében a pénzügyminiszter gyakorolja az (1) bekezdésben megjelölt jogokat és kötelezettségeket.

(6) A XIX. Uniós fejlesztések fejezet tekintetében a fejezet felügyeletét ellátó szerv vezetőjének az (1) bekezdésben megjelölt jogait és kötelezettségeit a Nemzeti Fejlesztési Ügynökség elnöke, szabályozási jogait és kötelezettségeit a nemzeti fejlesztési és gazdasági miniszter gyakorolja.

52. § (1) A teljes, 34 005,7 millió forint összegű kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része mértékéig vállalható 2009. évben az Európai Gazdasági Térség (EGT) Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által támogatott programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(2) A Svájci–Magyar Együttműködési Program keretében támogatott programokra, projektekre 9814,4 millió forint összegű kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének mértékéig vállalható 2009. évben tárgyévi és éven túli fizetési kötelezettség.

(3) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Nemzeti Stratégiai Referencia Keret (a továbbiakban: NSRK) forrásaiból finanszírozott programok, projektek esetén a *15. számú mellékletben* a 2007–2010. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség. A Közlekedés Operatív Program, a Társadalmi Infrastruktúra Operatív Program és a Környezet és energia Operatív Program keretében a 2007–2011. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(4) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Új Magyarország Vidékfejlesztési Program (a továbbiakban: ÚMVP) forrásaiból finanszírozott programok, projektek esetén a 15. számú mellékletben a 2007–2011. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség. A kötelezettségvállalást az (5) bekezdésben foglaltakra tekintettel kell megtenni.

(5) Az ÚMVP keretében feltételhez nem kötött kötelezettségvállalást úgy lehet tenni, hogy az abból eredő kifizetés legkésőbb 2015. évben teljesülhet. A Tanács

1698/2005/EK rendelete hatálya alá tartozó, 2015. évet követően kiadással járó többéves kötelezettségvállalás csak akkor tehető, ha ennek feltétele, hogy a 2015. évet követő kiadások Európai Unió költségvetéséből finanszírozott részének fedezetéül szolgáló forrás az Európai Unió 2013. év utáni pénzügyi keretterveiben, illetve az éves költségvetéseiben rendelkezésre áll.

(6) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott, részben az Európai Halászati Alapból finanszírozott halászati támogatások felhasználására vonatkozó nemzeti stratégiai terv forrásaiból finanszírozott programok, projektek esetén a 15. számú mellékletben a 2007–2009. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(7) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében a pénzügyminiszter egyetértésével az (1)–(4), illetve (6) bekezdésekben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség.

Hetedik Fejezet

A KÖLTSÉGVETÉSSEL KAPCSOLATOS VEGYES ÉS ÁTMENETI RENDELKEZÉSEK

53. § (1) A Tbj. 24. §-ának (2) bekezdése szerinti járulékfizetési felső határ egy naptári napra jutó összege 2009. évben 20 400 forint.

(2) A társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. §-a szerinti nyugdíjemelés számításánál 2009. évben 1,6%-os országos nettó átlagkeresetnövekedést, 4,5%-os fogyasztói árnövekedést kell figyelembe venni.

54. § A köztisztviselők jogállásáról szóló 1992. évi XXIII. törvény 43. §-ának (1) bekezdésében foglalt illetményalap 2009. évben 38 650 forint.

55. § (1) A Kjt.

a) 66. §-ának (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, valamint a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2009. évre a *17. számú melléklet* tartalmazza;

b) 66/A. §-ának (2) bekezdése szerinti vezetői illetményalap a 2009. évben 120 000 forint;

c) 69. §-ában foglalt illetménypótlék számítási alapja a 2009. évben 20 000 forint.

(2) Az Áht. 93/A. §-ában foglalt keret 2009. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a.

(3) A muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvény 94. §-ának (5) bekezdése szerinti hozzájárulás 2009. évi összege 10 000 forint/fő.

56. § (1) A bírák jogállásáról és javadalmazásáról szóló 1997. évi LXVII. törvény 103. §-ának (2) bekezdése szerinti legalacsonyabb bírói alapilletmény – 1. fizetési fokozat – 2009. évben 356 000 forint.

(2) Az ügyészségi szolgálati viszonyról és az ügyészségi adatkezelésről szóló 1994. évi LXXX. törvény 46/D. §-ának (2) bekezdése szerinti legalacsonyabb ügyészi alapilletmény – 1. fizetési fokozat – 2009. évben 356 000 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. §-ának (3) bekezdése szerinti jogi segítői óradíj 2009. évben 3000 forint.

(4) Az ügyvédekről szóló 1998. évi XI. törvény 131. §-ának (2) bekezdése szerinti kirendelt ügyvédi óradíj 2009. évben 3000 forint.

57. § (1) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyv. tv.) 66/F. §-ának (2) bekezdése szerinti nevelőszülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2009. évben 15 000 forint/hó.

(2) A Gyv. tv. 66/L. §-ának (1) bekezdése szerinti hivatásos nevelőszülői díj legalacsonyabb összege a 2009. évben 135 000 forint/hó.

(3) A Gyv. tv. 20/A. §-ának (2) bekezdése szerinti pénzbeli támogatás esetenkénti összege 2009. évben gyermekenként 5 800 forint.

(4) A Gyv. tv. 20/B. §-ának (5) bekezdése szerinti pótlék esetenkénti összege 2009. évben gyermekenként 8 400 forint.

(5) A Szoctv. 38. §-ának (3) bekezdésében meghatározott, a lakásfenntartás egy négyzetméterre jutó elismert havi költsége 2009. évben 450 forint.

(6) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. §-a (2) bekezdésének *a)* pontja szerinti első utalási összeg 42 500 forint, *b)* pontja szerinti második és harmadik utalási összeg 44 600-44 600 forint, ha a gyermek 2009. évben született.

(7) A Szoctv. 43/A. §-ának (4) bekezdésében meghatározott szakértői díj összege 2009. évben esetenként 20 000 forint.

58. § (1) A Közokt. tv. 118. §-ának (11) bekezdésében meghatározott, kiemelt munkavégzésért járó keresetkiegészítés számítási alapja 2009. évben 5250 forint/fő/hónap.

(2) A Közokt. tv. 19. §-ának (6) bekezdésében meghatározott, a pedagógusok szakkönyvvásárlásához kapcsolódó támogatásként 2009. évben 14 000 forint/fő/év összeget kell a közoktatási intézményfenntartóknak biztosítani a Kormány által meghatározott feltételek szerint.

59. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. §-ának (1) bekezdése, a Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. Cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény (a továbbiakban: 1997. évi X. törvény) 2. §-ának (4) bekezdése, valamint a termőföld állam által életjáradék fizetése ellenében történő megszerzéséről szóló 210/2004. (VII. 9.) Korm. rendelet alapján az életjáradék összege 2009. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv., az 1997. évi X. törvény, valamint a termőföld állam által életjáradék fizetése ellenében történő megszerzéséről szóló 210/2004. (VII. 9.) Korm. rendelet alapján a 2009. március 1-je után megállapított életjáradék mértékét az azok mellékletében megjelölt, de az (1) bekezdés szerinti mértékben növelt összegben kell meghatározni.

60. § (1) A Szoctv. 50/A. §-ának (8) bekezdése szerinti egyéni gyógyszerkeret havi összege 2009. évben 12 000 forint.

(2) A Szoctv. 50/A. §-ának (9) bekezdése szerinti eseti keret éves összege 2009. évben 6 000 forint.

61. § (1) A Magyar Rádió Zrt., a Magyar Televízió Zrt. (a továbbiakban: MTV Zrt.) és a Duna Televízió Zrt. műsorterjesztési költségeire az I. Országgyűlés fejezet, 10–12. címek e célra elkülönített előirányzatai terhére teljesítendő támogatásokat a számlával igazolt fizetési kötelezettségekhez igazodóan – áfával növelt összegben – közvetlenül a műsorterjesztést végző szolgáltatónak kell folyósítani. A támogatás összegének meghatározásánál csak az állandó stúdióra és a fix telepítésű országos rendszerek igénybevételére vonatkozó szolgáltatások tekintendők műsorterjesztési költségnek, az alkalmi közvetítővonalak költségei még egyidejű sugárzás esetében sem. A folyósított összegből az arányosítás alapján levonható áfának megfelelő összeget nem lehet támogatási bevételként elszámolni, azt állammal szembeni visszatérítési kötelezettségként kell nyilvántartani.

(2) Az állammal szembeni visszatérítési kötelezettségnek a tárgyévet megelőző év mérlegfordulónapi auditált állományát a tárgyév június 30-ig kell a költségvetés számára megfizetni.

(3) Az (1) bekezdés szerinti műsorszolgáltató január 10-ig köteles tájékoztatni a Kincstárt a műsorterjesztést végző szolgáltatókról, valamint szolgáltatónként a tárgyévre szóló műsorterjesztési kötelezettségeinek várható összegéről. Amennyiben ezen adatokban változás történik, arról a műsorszolgáltatónak a Kincstárt 15 napon belül értesítenie kell.

62. § A Paksi Atomerőmű Zrt. 2009. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 22 827,5 millió forint, amelyet havonta egyenlő részletekben köteles átutalni az Alap számlájára.

63. § (1) Az Országgyűlés a (2) bekezdésben meghatározottak figyelembevételével a regionális fejlesztési tanácsok döntési hatáskörébe utalt decentralizált fejlesztési programok támogatási kereteinek régiónkénti összegét a 16. számú melléklet szerint állapítja meg. A XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 3. Terület- és régiófejlesztési célelőirányzat jogcím-csoport, 1. Központi fejlesztési feladatok jogcím a központi területfejlesztési program megvalósítását szolgálják.

(2) A decentralizált fejlesztési programok támogatási kereteinek régiónkénti összege a következők szerint alakul ki:

a) a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 3. jogcím-csoport, 3. Decentralizált területfejlesztési programok jogcím tekintetében a régió, valamint a területfejlesztési szempontból kedvezményezett kistérségeinek lakónépessége, települési önkormányzatainak száma és a régió fejlettségét mutató egy főre jutó bruttó hazai termék értéke együttes figyelembevételével;

b) a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 3. jogcím-csoport, 2. Vásárhelyi Terv továbbfejlesztése jogcím tekintetében a program céljához kötődő területi szakmai követelmények alapján;

c) a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet Települési önkormányzati belterületi közutak felújításának, korszerűsítésének támogatása tekintetében az 5. számú melléklet 14. pontja szerint;

d) a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 9. Címzett és céltámogatások cím tekintetében a 16. § (1) bekezdésének *c)* pontja szerint;

e) a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 10. A helyi önkormányzatok fejlesztési feladatainak támogatása cím tekintetében a 16. § (1) bekezdésének *d)* pontja szerint;

f) a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 11. Helyi önkormányzatok vis maior támogatása cím tekintetében a 16. § (1) bekezdésének *e)* pontja szerint;

g) a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 14. A leghátrányosabb helyzetű kistérségek felzárkóztatásának támogatása cím tekintetében a 16. § (1) bekezdésének *g)* pontja szerint;

h) a LXIX. Kutatási és Technológiai Innovációs Alap, 1. Hazai innováció támogatása cím tekintetében a decentralizált keret 50%-át a régiók népességszáma arányában, 50%-át a területfejlesztési támogatások és a decentralizáció elveiről, a kedvezményezett térségek besorolásának feltételrendszeréről szóló 67/2007. (VI. 28.) OGY határozatban foglaltak szerint.

(3) Felhatalmazást kap a Kormány, hogy a 16. számú mellékletben foglalt decentralizált fejlesztési programok általános és program-specifikus támogatási feltételeit 2009. január 31-éig rendeletben szabályozza. Biztosítani kell, hogy a IX. fejezet 5. sz. melléklet, 14. pont és a 10. cím, valamint a XV. fejezet 25. cím, 4. alcím, 3. jogcím-csoport, 3. jogcím decentralizált területfejlesztési programok forrásból megítélt támogatások esetében a régió leghátrányosabb helyzetű kistérségeinek átlagos egy főre jutó támogatása legalább 20%-kal meghaladja a régió többi kistérségének átlagos egy főre jutó támogatását.

(4) Az Üht. által létrehozott kibocsátási egységek értékesítéséből 2009. évben várható költségvetési bevétel Kormány által meghatározott hányada a XVII. Közlekedési, Hírközlési és Energiaügyi Minisztérium fejezet, 12. cím, 2. alcím, 1. Energiafelhasználási hatékonyság javítása jogcím-csoport és a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 10. cím, 2. alcím, 9. Üvegházhatású gázok kibocsátásának csökkentésével összefüggő feladatok jogcím-csoport előirányzatainak növelésére felhasználható.

(5) Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt külön jogszabály szerint jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint. Az Éhvt. szerinti vagyonkezelő miniszteri rendeletben állapítja meg a felügyeleti díj megfizetésének részletes szabályait és rendelkezik a bevétel felhasználásának módjáról.

(6) Az Üht. 19. §-a szerinti felügyeleti díj mértéke az üzemeltető részére kiosztott minden egyes kibocsátási egység után évi 5 forint.

(7) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. §-ának (1) bekezdése szerinti szénipari szerkezetátalakítási támogatás mértéke 0,2 Ft/kWh.

(8) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. §-ának (1) bekezdése szerinti külön jogszabályban meghatározott személyi kör részére a villamos energiaiparban fennálló vagy eltöltött munkaviszonnyal összefüggésben külön jogszabálynak megfelelően biztosított kedvezményes árú villamosenergia-ellátás támogatása 0,12 Ft/kWh.

64. § A XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 5. alcím, 7. Fejlesztési típusú támogatások jogcím-csoport terhére kell teljesíteni a korábbi évekről áthúzódó agrárberuházások kötelezettségvállalásait, a 10. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcím-csoport előirányzatról pedig a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2009. évet terhelő áthúzódó kötelezettségvállalásait. Ugyancsak a 10. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcím-csoport előirányzatról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2009. évet terhelő kiadásait is.

MÁSODIK RÉSZ

AZ ELKÜLÖNÍTETT ÁLLAMI PÉNZALAPOK KÖLTSÉGVETÉSÉVEL KAPCSOLATOS RENDELKEZÉSEK

65. § (1) Az Országgyűlés a pénzalapok költségvetését – bevételeit és kiadásait – alaponként, jogcímenként a *9. számú melléklet* szerint állapítja meg.

(2) A Munkaerőpiaci Alap előirányzat-módosítási kötelezettség nélkül teljesülő kiadási előirányzatait a 14. számú melléklet tartalmazza.

(3) A Munkaerőpiaci Alap a központi költségvetésbe 158 598,7 millió forintot ad át a megváltozott munkaképességű személyek foglalkoztatásának támogatásához, a rendszeres szociális segélyben, illetve rendelkezésre állási támogatásban részesülők ellátásához és a közcélú foglalkoztatáshoz. A befizetés tartalmazza a közcélú munkát végzők munkabérét terhelő járulékokra tervezett 7500,0 millió forint felét is.

(4) A közcélú munkavégzés járulékainak várható éves összegét az I–VI. havi tényadatok rendelkezésre állása után 15 napon belül a szociális és munkaügyi miniszter, valamint az önkormányzati miniszter határozza meg. Ezzel egyidejűleg a szociális és munkaügyi miniszter a 9. számú melléklet LXIII. Munkaerőpiaci Alap fejezet, 8. Közcélú munkavégzés járuléktartaléka cím előirányzatának terhére a központi költségvetési befizetés megemelésének mértékéről a pénzügyminiszter egyetértésével dönt.

(5) A (3)–(4) bekezdés szerinti pénzösszeg felhasználásáról a feladatok ellátásáért felelősök a zárszámadási törvény keretében szakmai értékelést készítenek a Munkaerőpiaci Alap kezelője részére.

(6) A Társadalmi megújulás Operatív Program hazai társfinanszírozása céljára a Munkaerőpiaci Alap összesen 1800,0 millió forintot ad át, a 9. számú melléklet szerint.

(7) Az elkülönített állami pénzalapok 2009. évi összevont mérlegét a *10. számú melléklet* tartalmazza.

HARMADIK RÉSZ

A TÁRSADALOMBIZTOSÍTÁS PÉNZÜGYI ALAPJAINAK 2009. ÉVI KÖLTSÉGVETÉSE

Első Fejezet

A TÁRSADALOMBIZTOSÍTÁS PÉNZÜGYI ALAPJAI KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, EGYENLEGE

66. § (1) Az Országgyűlés a társadalombiztosítási alrendszernek az Ny. Alap és az E. Alap költségvetése összegzéséből adódó 2009. évi

a) bevételi főösszegét 4 408 020,5 millió forintban,
b) kiadási főösszegét 4 416 872,6 millió forintban,
c) hiányát 8852,1 millió forintban állapítja meg.

(2) A társadalombiztosítási alrendszer 2009. évi összevont költségvetési bevételeit és kiadásait a *13. számú melléklet* tartalmazza.

Második Fejezet

A NYUGDÍJBIZTOSÍTÁSI ALAP KÖLTSÉGVETÉSE

67. § (1) Az Országgyűlés az Ny. Alap 2009. évi

a) bevételi főösszegét 2 999 306,5 millió forintban,
b) kiadási főösszegét 2 999 306,5 millió forintban,
c) egyenlegét nulla forintban állapítja meg.

(2) Az (1) bekezdésben megállapított kiadási és bevételi főösszegek részletezését, valamint a nyugdíjbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást a *11. számú melléklet* tartalmazza.

Harmadik Fejezet

AZ EGÉSZSÉGBIZTOSÍTÁSI ALAP KÖLTSÉGVETÉSE

68. § (1) Az Országgyűlés az E. Alap 2009. évi

a) bevételi főösszegét 1 408 714,0 millió forintban,
b) kiadási főösszegét 1 417 566,1 millió forintban,
c) hiányát 8852,1 millió forintban állapítja meg.

(2) Az (1) bekezdésben megállapított kiadási és bevételi főösszegek részletezését, valamint az egészségbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást a *12. számú melléklet* tartalmazza.

Negyedik Fejezet

A TÁRSADALOMBIZTOSÍTÁS PÉNZÜGYI ALAPJAI KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL, AZ EGYES ELŐIRÁNYZATOK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL, ILLETŐLEG FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

Előirányzat-módosítási kötelezettség nélkül teljesülő kiadások

69. § A 67. § és a 68. §-ban meghatározott kiadások előirányzatai közül a 14. számú mellékletben meghatározott előirányzatok teljesülése külön szabályozott módosítás nélkül is eltérhet az előirányzattól, melynek fedezete a stabilitási tartalék terhére kerül megállapításra.

A Kormány, az egészségügyi miniszter, a szociális és munkaügyi miniszter, a pénzügyminiszter és az Alapok kezelőinek különleges jogosítványai

70. § (1) Az Országgyűlés felhatalmazza a Kormányt, hogy a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport, a 4. Gyógyszertámogatás jogcím-csoport és az 5. Gyógyászati segédeszköz támogatás jogcím-csoport között átcsoportosítást hajtson végre.

(2) Az Országgyűlés felhatalmazza a Kormányt a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport 1–18. jogcímei előirányzatainak megemelésére a többletbevételek terhére, ennek hiányában a stabilitási tartalékkal szemben.

(3) Az Országgyűlés felhatalmazza a Kormányt a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 4. Gyógyszertámogatás céltartalék jogcím előirányzatának megemelésére, valamint az előirányzat 4. Gyógyszertámogatás jogcím-csoport jogcímeire történő átcsoportosítására.

71. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoporton belül az 1–18. jogcímek között, az 5. Gyógyászati segédeszköz támogatás jogcím-csoporton belül a jogcímek között, valamint a 4. Gyógyszertámogatás jogcím-csoport 1. és 2. jogcímei között az egészségügyi miniszter a pénzügyminiszter egyetértésével átcsoportosíthat.

(2) Az Országgyűlés felhatalmazza a szociális és munkaügyi minisztert, hogy engedélyezze a nyugellátásban

részesülő személyek évközi nyugellátás-emelése és a tizenharmadik havi nyugdíj, valamint a nyugdíjak korrekciós célú emeléséről szóló 2005. évi CLXXIII. törvény szerinti emelés végrehajtásával összefüggésben a LXXI. Nyugdíjbiztosítási Alap fejezet, 5. cím, 1. alcím, valamint 2. alcím, 1. előirányzat-csoport, 1. Személyi juttatások, 2. Munkaadókat terhelő járulékok, 3. Dologi kiadások kiemelt előirányzat kiadási előirányzatai tételes elszámolás alapján történő túlteljesülését az alap többletbevételei terhére, ennek hiányában a stabilitási tartalékkal szemben.

(3) Az Országgyűlés felhatalmazza

a) a szociális és munkaügyi minisztert, hogy az Ny. Alap kezelőjének javaslatára a 76. § (1) bekezdésében,

b) az egészségügyi minisztert, hogy az E. Alap kezelőjének javaslatára a 76. § (2) bekezdésében a pénzbeli ellátásoknál

meghatározott méltányossági keretösszegek között átcsoportosítson.

(4) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy engedélyezze a LXXII. Egészségbiztosítási Alap fejezet, 5. cím, 1. alcím, 1. előirányzat-csoport, 1. Személyi juttatások és 2. Munkaadókat terhelő járulékok kiemelt előirányzat kiadási előirányzatai elszámolás alapján történő együttes túllépését

a) a baleseti és egyéb kártérítési megtérítések (1. cím, 7. alcím, 2. jogcím-csoport) előirányzat túlteljesülése esetén a többletbevétel 5%-ával, legfeljebb 300,0 millió forinttal,

b) a kifizetések visszatérítése és egyéb bevételek – a felügyeleti bírság, a gyógyászati segédeszköz ismertetést végző személyek utáni befizetések, továbbá reklámozásával kapcsolatos bírság kivételével – (1. cím, 7. alcím, 3. jogcím-csoport) címen befolyt bevételek 5%-ával, legfeljebb 150,0 millió forinttal,

c) az egészségbiztosítás keretében igénybe vehető egészségügyi szolgáltatások nyújtására kötött finanszírozási szerződések teljesítésének ellenőrzése alapján az egészségügyi szolgáltatók visszafizetése (1. cím, 7. alcím, 11. jogcím-csoport) címen befolyt bevételek 2%-ával, legfeljebb 70,0 millió forinttal.

(5) A LXXI. Nyugdíjbiztosítási Alap és a LXXII. Egészségbiztosítási Alap fejezetnél a fejezet felügyeletét ellátó szerv hatáskörében eljáró szociális és munkaügyi miniszter, illetve egészségügyi miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát a LXXI. Nyugdíjbiztosítási Alap fejezetnél az Országos Nyugdíjbiztosítási Főigazgatóság főigazgatója, a LXXII. Egészségbiztosítási Alap fejezetnél az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) főigazgatója gyakorolja.

A társadalombiztosítás pénzügyi alapjai költségvetése egyes előirányzatainak felhasználásával kapcsolatos rendelkezések

72. § (1) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcím-csoport, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a gyógyszertámogatás céltartalékot a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcím-csoport jogcímeire átcsoportosítsa.

(2) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát év közben megemelje az 1. cím, 7. alcím, 7. jogcím-csoport, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többlet összegével.

73. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcím-csoport, a 4. Gyógyszertámogatás jogcím-csoport, továbbá az 5. Gyógyászati segédeszköz támogatás jogcím-csoport esetében a pénzügyminiszter engedélyezheti.

(2) Az (1) bekezdés szerinti túllépés kiszámításánál az érintett előirányzatnál a 74. §-ban bekezdésében meghatározott előleget nem kell figyelembe venni.

74. § (1) A gyógyító-megelőző ellátásból finanszírozott költségvetési egészségügyi intézmények vonatkozásában a központi költségvetés megfelelő előirányzatai együttesen 15 824,0 millió forintot tartalmaznak a Kormány bérpolitikai intézkedései végrehajtásának fedezetéül. Az összeg teljesülése a tényleges felhasználásnak megfelelően történik.

(2) Az OEP az E. Alap gyógyító-megelőző ellátás jogcím-csoportból finanszírozott költségvetési egészségügyi intézmények részére a Kormány bérpolitikai intézkedései alapján meghatározott előleget kérelemre folyósíthat.

(3) A (2) bekezdés szerinti előleget az OEP a központi költségvetési előirányzatok terhére történő kincstári utalást követő hónapban vonja le az esedékes finanszírozási összegből.

75. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport tartalmazza az E. Alapból finanszírozott egészségügyi ellátások szerződésben foglalt feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 5. Gyógyászati segédeszköz támogatás jogcím-csoport tartalmazza az OEP által a járóbeteg-szakellátás részére beszerzett gyógyászati segédeszközök kiadásait is.

76. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 700,0 millió forint, egyszeri segélyre 150,0 millió forint használható fel.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz megállapítására 170,0 millió forint, terhességi-gyermekágyi segély megállapítására 10,0 millió forint, gyermekgondozási díj megállapítására 27,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére, különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 39,2 millió forint, gyógyászati segédeszköz támogatásra 1300,0 millió forint használható fel.

77. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 4. alcím, 4. jogcím-csoport, 3. Egyéb kiadások jogcím előirányzata – az egészségbiztosítás hatósági felügyeletéről szóló 2006. évi CXVI. törvény 20. §-a (2) bekezdésének *a)* pontjában foglaltak alapján – 224,6 millió forint összegben tartalmazza az Egészségbiztosítási Felügyeletet megillető felügyeleti díjat.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 4. alcím, 4. jogcím-csoport, 6. GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az Ny. Alapnak átadott pénzeszköz jogcím előirányzatból az OEP havonta utalást teljesít az Ny. Alap részére az éves előirányzat havi időarányos mértékének megfelelően a tárgyhó 15. napjáig.

ZÁRÓ RENDELKEZÉSEK

78. § (1) E törvény – a (2)–(4) bekezdésben foglaltak kivételével – 2009. január 1-jén lép hatályba.

(2) A 38. § (4) bekezdése az Európai Bizottság jóváhagyó határozatának meghozatalát követő 30. napon lép hatályba.

(3) Felhatalmazást kap a pénzügyminiszter, hogy az Európai Bizottság (2) bekezdés szerinti határozata meghozatalának időpontját – annak ismertté válását követően haladéktalanul – a Magyar Közlönyben tegye közzé.

(4) A 10. § (3) bekezdésében foglaltakat a MÁV Start Zrt. esetében 2009. április 1-jétől kell alkalmazni.

79. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg:

a) a 4. § (1) bekezdés *a)–c)* és *e)* pontjaiban, valamint a (6) és (8) bekezdésében meghatározott támogatás igénylési és elszámolási feltételeit,

b) a 4. § (7) bekezdésében meghatározott támogatás feltételeit,

c) az egyedi támogatások, költségtérítések, valamint az egyéb vállalati támogatások mértékét és felhasználási szabályait.

(2) Felhatalmazást kap az egészségügyi miniszter, hogy amennyiben a 4. § szerinti céltartalék terhére felmerülő személyi juttatások esedékessége megelőzi a céltartalék előirányzat átcsoportosítás időpontját, a személyi juttatások megelőlegezésére – visszapótlási kötelezettség mellett – átcsoportosítást hajtson végre a XXI. Egészségügyi Minisztérium fejezet, 10. Fejezeti kezelésű előirányzat cím, 2. Egészségügyi ágazati célelőirányzatok alcím, 2. Egészségügyi ellátási és fejlesztési feladatok jogcím-csoport előirányzatai terhére.

(3) Felhatalmazást kap a Kormány, hogy meghatározza bérpolitikai intézkedéseihez kapcsolódóan az OEP által, a 74. § szerint folyósítható előleg mértékét és a folyósítás időpontját.

80. § (1) Az üzemben tartási díjnak a rádiózásról és televíziózásról szóló 1996. évi I. törvény (a továbbiakban: média tv.) 79. §-ának (2) bekezdése szerint megállapított összege a 2009. évre havi 967 forint.

(2) Az Országgyűlés felhatalmazza a Kormányt, hogy a média tv. 79. §-ának (1) bekezdése szerinti üzemben tartási díj 2009-re esedékes összegének megfizetését – a média tv. 80. §-ának (3) bekezdése szerinti fizetési kötelezettség összege 60%-ának kivételével – átvállalja.

(3) A Kormány – figyelemmel a média tv. 148. §-ának (1) bekezdésében foglaltakra – az esedékes üzemben tartási díjat az APEH – mint a média tv. 82/A. § szerinti megbízott – közreműködésével az átvállalással nem érintett üzemben tartási díj megfizetésére kötelezettektől beszedi és továbbítja a Műsorszolgáltatási Alapba. Az általa beszedett díjbevétel terhére az APEH 10% beszedési költséget számolhat el.

(4) A (2) bekezdés szerinti átvállalás havi összegének alapja a 2002. évi elvi díjbevétel (a 2001. évben ténylegesen beszedett díjbevétel 7%-kal megnövelt és 9,55% beszedési költséggel csökkentett összege, valamint a mentesítettek után 2002-ben térített díjátalány együttesen) egy tizenketted része. Ezt kell megnövelni az (1) bekezdésben foglalt díjösszegnek a 2002. évi üzemben tartási díj (havi 740 Ft) nagyságához viszonyított növekedése arányában.

(5) A Magyar Televízió Közalapítványnak a média tv. 60. §-a (2) bekezdésének *a)* pontja szerint felhasználható céltámogatása (I. Országgyűlés fejezet, 13. cím, 1. alcím) – elkülönített nyilvántartással, a cél szerinti felhasználást

megállapítható módon – az MTV Zrt. közszolgálati műsorai tervének megvalósításához – ideértve a korszerű megjelenésű és tartalmú közéleti és kulturális műsorok súlyának növelését is –, körzeti stúdiók kialakításához, a műsorterjesztés és a digitális átállás szabályairól szóló 2007. évi LXXIV. törvény végrehajtása során jelentkező többletfeladataihoz, ezen belül beruházásához, továbbá a közszolgálati tevékenysége ellátásához alapvetően szükséges ingatlanok (székhely, stúdiók, gyártóbázis) bérleti díjának, valamint az MTV Zrt. új telephelyre költözéséhez kapcsolódó költségeknek a fedezetéül szolgál. A bérbeadó által a szerződés szerint kiállított számlán szereplő összegű bérleti díjat közvetlenül a bérbeadónak kell folyósítani az MTV Zrt. engedélyező nyilatkozata alapján. A folyósított összegből az arányosítás alapján levonható áfának megfelelő összeget nem lehet támogatási bevételként elszámolni, azt állammal szembeni visszatérítési kötelezettségként kell nyilvántartani.

(6) Az állammal szembeni visszatérítési kötelezettségnek a tárgyévet megelőző év mérlegfordulónapi auditált állományát a tárgyév június 30-ig kell a költségvetés számára megfizetni.

81. § Az Országgyűlés felhatalmazza a fejezet felügyeletét ellátó szerv vezetőjét, hogy ha olyan európai uniós támogatás kerül 2009-ben felhasználásra, amelyet a fejezet előirányzata nem tartalmaz, akkor új előirányzatot nyisson az európai uniós támogatás előirányzatára – bevételi és kiadási oldalon egyaránt – és a központi költségvetési forrást a fejezet előirányzatain belül átcsoportosítással biztosítsa. Az átcsoportosítás – a részben az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus, a Svájci–Magyar Együttműködési Program által finanszírozott programok, projektek előirányzatainak, valamint a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 8. Állami költségvetési kedvezményezettek sajáterő támogatása jogcím-csoport előirányzatának kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

82. § (1) Az Országgyűlés felhatalmazza a fejezet felügyeletét ellátó szerv vezetőjét, hogy az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében pótlólagosan szükséges, a vonatkozó fejezeti támogatási előirányzatot meghaladó központi költségvetési támogatást a fejezet előirányzatain belül átcsoportosítással biztosítsa, mely átcsoportosítás – a részben az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus, a Svájci–Magyar Együttműködési Program által finanszírozott programok, projektek előirányzatainak, valamint a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 8. Állami költségvetési kedvezményezettek sajáterő támogatása jogcím-csoport előirányzatának kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

(2) Az Országgyűlés felhatalmazza a fejezet felügyeletét ellátó szerv vezetőjét, hogy amennyiben az európai uniós forrásokból – illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus vagy a Svájci–Magyar Együttműködési Program által – finanszírozott programokhoz, projektekhez a támogatásokat nyújtó fél a források folyósításával elmarad a pénzügyi megállapodásokban, közösségi jogszabályokban meghatározott ütemtervtől, vagy az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus vagy a Svájci–Magyar Együttműködési Program által nyújtott forrás egyéb okból nem áll rendelkezésre, akkor a szükséges forrást az adott költségvetési sor támogatási előirányzatából, ha az nem elegendő, úgy a fejezet előirányzatain belül átcsoportosítás útján biztosítsa. Az átcsoportosítás – a részben az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus, a Svájci–Magyar Együttműködési Program által finanszírozott programok, projektek előirányzatainak, valamint a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 8. Állami költségvetési kedvezményezettek sajáterő támogatása jogcím-csoport előirányzatának kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

(3) A költségvetési támogatás azon részét, amelynek kifizetése a (2) bekezdés alapján történt, az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus vagy a Svájci–Magyar Együttműködési Program által nyújtott forrás rendelkezésre állása után – amennyiben szükséges – vissza kell pótolni azon költségvetési előirányzatra, amely előirányzatról a megelőlegezett összeg korábban átcsoportosításra került.

83. § (1) Az európai uniós támogatások azon – a központi költségvetés által korábban megelőlegezett – részét, melyet az Európai Bizottság végső egyenleg kifizetés formájában térít meg, a XLII. A központi költségvetés fő bevételei fejezetben kell elszámolni.

(2) Az európai uniós támogatások azon, a központi költségvetésből – a XIX. Uniós fejlesztések fejezet, illetve 2008. január 1-jét megelőzően a XIX. EU Integráció fejezet és EU Integráció fejezeti kezelésű előirányzatok kivételével – megelőlegezett részét, melyet az Európai Bizottság utólagos elszámolás alapján térít meg, a XLII. A központi költségvetés fő bevételei fejezetben kell elszámolni.

(3) A Nemzeti Fejlesztési Terv, az I. Nemzeti Vidékfejlesztési Terv, az EQUAL, valamint az Interreg programok 2009-ben elszámolásra kerülő európai uniós bevételeit a XLII. A központi költségvetés fő bevételei fejezetben kell elszámolni.

84. § (1) Az NSRK forrásaiból kell biztosítani azon programok, projektek finanszírozását, melyek megvalósítására a Nemzeti Fejlesztési Terv operatív programjai alapján történt kötelezettségvállalás, megfelelnek az

NSRK céljainak, szabályainak, de európai uniós forrásból történő finanszírozásukra a Nemzeti Fejlesztési Terv keretében nem kerülhet sor.

(2) Az ÚMVP forrásaiból kell biztosítani azon programok, projektek finanszírozását, melyek megvalósítására az I. Nemzeti Vidékfejlesztési Terv intézkedései alapján történt kötelezettségvállalás, megfelelnek az ÚMVP céljainak, szabályainak, de európai uniós forrásból történő finanszírozásukra az I. Nemzeti Vidékfejlesztési Terv keretében nem kerülhet sor.

(3) Jogszabály eltérő rendelkezése hiányában az NSRK keretében nyújtott támogatás kedvezményezettje – kormányrendeletben meghatározott feltételek mellett – abban az esetben is jogosult az esedékes támogatás teljes, illetve köztartozással csökkentett összegére, amennyiben az Áht. 10. §-ában foglalt fizetési kötelezettséggel összefüggő, esedékessé vált és még meg nem fizetett köztartozása van.

85. § (1) A NIF Zrt. részére, az európai uniós és ahhoz kapcsolódó központi költségvetési forrás felhasználásával, érvényes támogatási szerződés alapján fizetendő támogatások általános forgalmi adó finanszírozására szolgáló részének teljesítéséhez a Kincstár a KESZ-ről kamatmentes hitelt nyújt.

(2) Az európai uniós és ahhoz kapcsolódó központi költségvetési forrásból megítélt támogatások kizárólag abban az esetben biztosíthatóak az (1) bekezdésben leírtak szerint, amennyiben a kifizetés időpontjában a NIF Zrt.-vel kötött támogatási szerződésben meghatározott célokra felhasználható uniós és hazai forrás nem áll rendelkezésre.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről a NIF Zrt.-nek a Pénzügyminisztérium és a Kincstár részére 2009. év vonatkozásában 2009. január 15-éig havi bontású finanszírozási tervet kell készítenie, melyet a rendelkezésre álló információk alapján minden negyedévet követő hónap 15-éig aktualizálni kell. A pénzügyminiszter jogosult a finanszírozási terv és a hitel-igénybevétel ütemezését módosítani.

(4) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt a NIF Zrt. a támogatási szerződés alapján számára kiutalt, európai uniós és központi költségvetésből származó bevételeiből soron kívül törleszteni köteles.

86. § (1) A közbeszerzésekről szóló 2003. évi CXXIX. törvény (a továbbiakban: Kbt.) VI. Fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2009. január 1-jétől 2009. március 31-éig:

a) árubeszerzés esetében: 30,0 millió forint;
b) építési beruházás esetében: 90,0 millió forint;
c) építési koncesszió esetében: 100,0 millió forint;
d) szolgáltatás megrendelése esetében: 25,0 millió forint;
e) szolgáltatási koncesszió esetében: 25,0 millió forint.

(2) A Kbt. VII. Fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2009. január 1-jétől 2009. március 31-éig:

a) árubeszerzés esetében: 50,0 millió forint;
b) építési beruházás esetében: 100,0 millió forint;
c) szolgáltatás megrendelése esetében: 50,0 millió forint.

(3) A Kbt. Negyedik Része alkalmazásában az egyszerű közbeszerzési eljárás értékhatára 2009. január 1-jétől 2009. március 31-éig:

a) árubeszerzés esetében: 8,0 millió forint;
b) építési beruházás esetében: 15,0 millió forint;
c) szolgáltatás megrendelése esetében: 8,0 millió forint.

87. § Az Áht. 12/B. §-ának (2) bekezdése szerinti kifizetési keret a 2009. évben 250 000,0 millió forint. Az Áht. 12/B. §-ának (2) bekezdése alkalmazása során a következő évekre vonatkozó kifizetési keret megegyezik a 2009. évi kifizetési keretnek a többéves fizetési kötelezettséggel járó kötelezettségvállalások nettó jelenérték számításának módszertanáról, valamint az alkalmazandó diszkonttényezőről szóló 161/2005. (VIII. 16.) Korm. rendelet 1. §-ának (3) bekezdése alapján 2009. év első negyedévére meghatározott hazai inflációs előrejelzés szerint indexált összegével.

88. § (1) Az MFB Zrt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2009. év folyamán legfeljebb 500 000,0 millió forint lehet.

(2) Az (1) bekezdésben megállapított keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

89. § (1) Az Országgyűlés 2009. január 5-ei hatállyal lemond a Magyar Államnak az Altek Tégla és Cserépipari Kft.-vel szemben fennálló 6 422 841 forint összegű állami kölcsön kamat-követeléséről, valamint az ehhez kapcsolódó késedelmi és büntetőkamatok 2008. december 31-én fennálló összegéről.

(2) Az (1) bekezdés szerinti követelés-elengedés alapján elszámolt összeg a késedelmi és büntető kamat összegével eltérhet az előirányzattól.

(3) Az állami támogatásokra vonatkozó rendelkezések alkalmazásában az (1) bekezdés alapján az Altek Tégla és Cserépipari Kft.-vel szemben fennálló állami kölcsön kamat-követeléséről, valamint az ehhez kapcsolódó késedelmi és büntetőkamatok 2008. december 31-én fennálló összegéről való lemondás csekély összegű támogatásnak minősül, az Európai Közösséget létrehozó Szerződés 87. és 88. cikkének csekély összegű (de minimis) támogatásokra való alkalmazásáról szóló 2006. december 15-i 1998/2006/EK bizottsági rendelet – HL L 379/5. 2006. 12. 28. – szabályai alapján.

(4) Az Országgyűlés tudomásul veszi, hogy a Magyar Köztársaság Kormánya és az Etióp Demokratikus Szövet-

ségi Köztársaság Kormánya között 2005. évben megkötött Fejlesztési Együttműködésről, valamint Magyarországnak Etiópiával szemben fennálló követelései átfogó rendezéséről szóló megállapodások végrehajtása eredményeként a Magyar Államnak az etióp féllel szembeni 7 435 912,02 amerikai dollár (2008. szeptember 2-ai MNB devizaárfolyamon számítva 1224,9 millió forint) összegű követelése megszűnt. Az Országgyűlés elrendeli, hogy a követelés-elengedés költségvetési elszámolása a 2008. év utolsó munkanapján érvényes MNB devizaárfolyamon számolva, 2009. január 5-ei hatállyal történjen meg.

(5) A (4) bekezdés szerinti követelés-elengedés alapján elszámolt összeg a devizaárfolyam változás következtében eltérhet az előirányzattól.

(6) Az Országgyűlés elengedi a Várpalota és Régiója Környezetvédelmi Rehabilitációs Programra létrehozott céltársulásnak (Várpalota, Berhida, Pétfürdő, Öskü, Ősi, Tés, Balatonalmádi) a Programban meghatározott beruházáshoz kapcsolódó 2009. év folyamán esedékes kölcsöntartozások 50%-át, azaz 139 299 316 forintot. Az elengedett összegek 2009. májusában: Várpalota: 37 598 122 forint, Berhida: 5 356 801 forint, Pétfürdő: 5 176 623 forint, Öskü: 3 331 063 forint, Ősi: 5 314 803 forint, Tés: 1 705 985 forint, Balatonalmádi: 10 057 388 forint, illetve 2009. novemberében: Várpalota: 38 914 056 forint, Berhida: 5 544 288 forint, Pétfürdő: 5 176 623 forint, Öskü: 3 447 651 forint, Ősi: 5 500 821 forint, Tés: 1 765 695 forint, Balatonalmádi: 10 409 397 forint.

90. § A mozgóképről szóló 2004. évi II. törvény 13. §-ának (2) bekezdésében meghatározott gyártási költségvetési értékhatár a 2009. évben magyar filmalkotás esetén 256,0 millió forint, magyar részvételű koprodukciós filmalkotás esetén 487,0 millió forint.

91. § (1) A Kbt. VI. fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2009. április 1-jétől 2009. december 31-éig:

a) árubeszerzés esetében: 8,0 millió forint;
b) építési beruházás esetében: 15,0 millió forint;
c) építési koncesszió esetében: 100,0 millió forint;
d) szolgáltatás megrendelése esetében: 8,0 millió forint;
e) szolgáltatási koncesszió esetében: 25,0 millió forint.

(2) A Kbt. VII. fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2009. április 1-jétől 2009. december 31-éig:

a) árubeszerzés esetében: 50,0 millió forint;
b) építési beruházás esetében: 100,0 millió forint;
c) szolgáltatás megrendelése esetében: 50,0 millió forint.

Sólyom László s. k.,
köztársasági elnök

Dr. Szili Katalin s. k.,
az Országgyűlés elnöke

1. számú melléklet a 2008. évi CII. törvényhez

Millió forintban

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET: Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat: Kiadás	Bevétel	Támogatás
						I. ORSZÁGGYŰLÉS								
1						Országgyűlés Hivatala								
	1						Országgyűlés hivatali szervei							15 669,4
				1						Működési költségvetés			410,0	
					1						Személyi juttatások	8 882,5		
					2						Munkaadókat terhelő járulékok	2 233,3		
					3						Dologi kiadások	3 221,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	438,7		
					2						Felújítás	1 303,3		
2						Állambiztonsági Szolgálatok Történeti Levéltára								703,5
				1						Működési költségvetés			5,0	
					1						Személyi juttatások	410,7		
					2						Munkaadókat terhelő járulékok	121,8		
					3						Dologi kiadások	137,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	28,5		
					2						Felújítás	10,0		
4						Fejezeti kezelésű előirányzatok								
	1						eParlament							40,0
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	40,0		
	2						Nemzetközi tagdíjak							18,0
				1						Működési költségvetés				
					3						Dologi kiadások	18,0		
	4						A Kárpát-medencei Magyar Képviselők Fóruma							55,8
				1						Működési költségvetés				
					3						Dologi kiadások	28,0		
					5						Egyéb működési célú támogatások, kiadások	27,8		
	5						Az Európai Unió magyarországi képviselői váltásával kapcsolatos kiadások							202,7
				1						Működési költségvetés				
					1						Személyi juttatások	157,0		
					2						Munkaadókat terhelő járulékok	45,7		
	7						Fejezeti egyensúlyi tartalék					187,1		187,1
											1–4. cím összesen:	*17 291,5*	*415,0*	*16 876,5*
5						Közbeszerzések Tanácsa								
	1						Közbeszerzések Tanácsa							176,9
				1						Működési költségvetés			1 422,9	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	625,3		
					2						Munkaadókat terhelő járulékok	204,0		
					3						Dologi kiadások	732,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	27,6		
					2						Felújítás	10,8		
	2						Fejezeti kezelésű előirányzatok							
		1						Fejezeti egyensúlyi tartalék				2,7		2,7
											5. cím összesen:	*1 602,5*	*1 422,9*	*179,6*
6						Nemzeti és etnikai kisebbségi szervezetek támogatása						110,0		
7						Pártok támogatása								
	1						Országos listán mandátumot szerzett pártok támogatása							
		1						Magyar Szocialista Párt				953,7		
		2						FIDESZ – Magyar Polgári Szövetség				833,2		
		3						SzDSz – A magyar liberális párt				261,1		
		4						Magyar Demokrata Fórum				227,6		
		5						Kereszténydemokrata Néppárt				235,4		
	2						Országos listán mandátumot nem szerzett pártok támogatása							
		4						MIÉP – Jobbik a harmadik út				37,9		
8						Pártalapítványok támogatása								
	1						Táncsics Mihály Alapítvány					545,0		
	2						Szövetség a Polgári Magyarországért Alapítvány					465,5		
	3						Antall József Alapítvány					66,0		
	4						Szabó Miklós Tudományos, Ismeretterjesztő, Kutatási és Oktatási Szabadelvű Alapítvány					88,2		
	5						Barankovics István Alapítvány					71,2		
	6						Tartalék					25,0		
											6–8. cím összesen:	*3 919,8*		
10						Magyar Rádió támogatása								
	1						Magyar Rádió Zrt. műsorterjesztési költségeire					6 101,0		
	2						Magyar Rádió művészeti együtteseinek támogatására					1 000,0		
11						Magyar Televízió támogatása								
	1						Magyar Televízió Zrt. műsorterjesztési költségeire					7 803,4		
12						Duna Televízió támogatása								
	1						Duna Televízió Zrt. műsorterjesztési költségeire					1 533,4		
13						Média közalapítványok támogatása								
	1						Magyar Televízió Közalapítvány támogatása					9 452,9		
14						Magyar Távirati Iroda Zrt. támogatása								
	1						Közszolgálati feladatokra					2 583,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
	2						A határon túli magyar sajtó hírellátására					80,0		
	3						A 2009. évi európai parlamenti választások időszakában történő tájékoztatási többletfeladatokra					75,0		
15						Üzemben tartási díj pótlása						24 936,7		
											10–15. cím összesen:	*53 565,4*		
16						Országos kisebbségi önkormányzatok támogatása								
	1						Bolgár Országos Önkormányzat					37,5		
	2						Magyarországi Görögök Országos Önkormányzata					36,5		
	3						Országos Horvát Önkormányzat					92,4		
	4						Magyarországi Németek Országos Önkormányzata					181,4		
	5						Magyarországi Románok Országos Önkormányzata					52,9		
	6						Országos Cigány Önkormányzat					235,3		
	7						Országos Lengyel Kisebbségi Önkormányzat					36,5		
	8						Országos Örmény Önkormányzat					36,5		
	9						Országos Szlovák Önkormányzat					93,2		
	10						Országos Szlovén Önkormányzat					41,6		
	11						Szerb Országos Önkormányzat					49,6		
	12						Országos Ruszin Kisebbségi Önkormányzat					29,8		
	13						Ukrán Országos Önkormányzat					29,8		
17						Országos kisebbségi önkormányzatok által fenntartott intézmények támogatása								
	1						Bolgár Országos Önkormányzat által fenntartott intézmények támogatása					19,2		
	2						Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények támogatása					12,5		
	3						Országos Horvát Önkormányzat által fenntartott intézmények támogatása					51,5		
	4						Magyarországi Németek Országos Önkormányzata által fenntartott intézmények támogatása					73,2		
	5						Magyarországi Románok Országos Önkormányzata által fenntartott intézmények támogatása					17,2		
	6						Országos Cigány Önkormányzat által fenntartott intézmények támogatása					78,6		
	7						Országos Lengyel Kisebbségi Önkormányzat által fenntartott intézmények támogatása					14,6		
	8						Országos Örmény Önkormányzat által fenntartott intézmények támogatása					7,0		
	9						Országos Szlovák Önkormányzat által fenntartott intézmények támogatása					105,8		
	10						Országos Szlovén Önkormányzat által fenntartott intézmények támogatása					16,9		
	11						Szerb Országos Önkormányzat által fenntartott intézmények támogatása					32,2		
	12						Országos Ruszin Kisebbségi Önkormányzat által fenntartott intézmények támogatása					7,8		
	13						Ukrán Országos Önkormányzat által fenntartott intézmények támogatása					8,0		
											16–17. cím összesen:	*1 397,5*		
											I. fejezet összesen:	*77 776,7*	*1 837,9*	*17 056,1*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
						II. KÖZTÁRSASÁGI ELNÖKSÉG								
1						Köztársasági Elnöki Hivatal								937,4
				1						Működési költségvetés				
					1						Személyi juttatások	414,0		
					2						Munkaadókat terhelő járulékok	135,9		
					3						Dologi kiadások	333,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	49,1		
					2						Felújítás	3,0		
				3						Kölcsönök		2,0		
2						Fejezeti kezelésű előirányzatok								
	2						Célelőirányzatok							282,1
		1						Állami kitüntetések						
				1						Működési költségvetés				
					1						Személyi juttatások	239,4		
					2						Munkaadókat terhelő járulékok	0,8		
					3						Dologi kiadások	41,9		
	3						Fejezeti egyensúlyi tartalék					27,2		27,2
											II. fejezet összesen:	*1 246,7*		*1 246,7*
						III. ALKOTMÁNYBÍRÓSÁG								
1						Alkotmánybíróság								1 417,2
				1						Működési költségvetés				
					1						Személyi juttatások	849,7		
					2						Munkaadókat terhelő járulékok	275,7		
					3						Dologi kiadások	285,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	5,0		
					2						Felújítás	1,5		
4						Fejezeti kezelésű előirányzatok								
	1						Fejezeti egyensúlyi tartalék					16,7		16,7
											III. fejezet összesen:	*1 433,9*		*1 433,9*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás

IV. ORSZÁGGYŰLÉSI BIZTOSOK HIVATALA

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Országgyűlési Biztosok Hivatala								1 678,8
				1						Működési költségvetés				
					1						Személyi juttatások	1 060,9		
					2						Munkaadókat terhelő járulékok	337,9		
					3						Dologi kiadások	248,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	31,3		
2						Fejezeti kezelésű előirányzatok								
	1						Fejezeti egyensúlyi tartalék					5,8		5,8
											IV. fejezet összesen:	*1 684,6*		*1 684,6*

V. ÁLLAMI SZÁMVEVŐSZÉK

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Állami Számvevőszék								7 094,3
				1						Működési költségvetés			18,0	
					1						Személyi juttatások	4 459,1		
					2						Munkaadókat terhelő járulékok	1 365,1		
					3						Dologi kiadások	1 056,8		
				2						Felhalmozási költségvetés			2,0	
					1						Intézményi beruházási kiadások	219,6		
					2						Felújítás	13,7		
3						Fejezeti kezelésű előirányzatok								
	1						Átmeneti támogatással megvalósuló programok							
		1						Vizsgálatok dokumentációs rendszerének fejlesztése (2006/018–176.04.02)						
				2						Felhalmozási költségvetés			25,3	
					3						Egyéb intézményi felhalmozási kiadások	25,3		
	4						Fejezeti egyensúlyi tartalék					84,8		84,8
											V. fejezet összesen:	*7 224,4*	*45,3*	*7 179,1*

VI. BÍRÓSÁGOK

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Bíróságok								64 793,4
				1						Működési költségvetés			5 526,5	
					1						Személyi juttatások	46 474,8		
					2						Munkaadókat terhelő járulékok	13 502,1		
					3						Dologi kiadások	9 897,9		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve (FEJEZET)	Kiadás (2009. évi előirányzat)	Bevétel (2009. évi előirányzat)	Támogatás (2009. évi előirányzat)
				2						Felhalmozási költségvetés			0,1	
					1						Intézményi beruházási kiadások	245,2		
					2						Felújítás	200,0		
2						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		1						Igazságszolgáltatás beruházásai						943,6
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	943,6		
	2						Ptk. alapján történő kártérítés							5,1
				1						Működési költségvetés				
					3						Dologi kiadások	5,1		
	4						Nemzetközi tagdíjak és európai uniós befizetések							
		1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások						3,1
				1						Működési költségvetés				
					3						Dologi kiadások	3,1		
	6						Kincstári számlavezetési díj kiadásai							0,8
				1						Működési költségvetés				
					3						Dologi kiadások	0,8		
	7						Nemzeti Fejlesztési Terv végrehajtása							116,0
				1						Működési költségvetés				
					3						Dologi kiadások	50,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	66,0		
	8						Fővárosi és Pest Megyei Bíróságon felhalmozódott ügyhátralék kezelése							931,0
				1						Működési költségvetés				
					1						Személyi juttatások	463,8		
					2						Munkaadókat terhelő járulékok	150,8		
					3						Dologi kiadások	216,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	100,0		
	15						Fejezeti egyensúlyi tartalék					53,9		53,9
											VI. fejezet összesen:	*72 373,5*	*5 526,6*	*66 846,9*

VIII. MAGYAR KÖZTÁRSASÁG ÜGYÉSZSÉGE

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Ügyészségek								29 186,5
				1						Működési költségvetés			34,5	
					1						Személyi juttatások	19 179,0		
					2						Munkaadókat terhelő járulékok	6 012,6		
					3						Dologi kiadások	3 035,0		
					5						Egyéb működési célú támogatások, kiadások	5,0		

											FEJEZET	2009. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			6,5	
					1						Intézményi beruházási kiadások	910,9		
					2						Felújítás	50,0		
					3						Egyéb intézményi felhalmozási kiadások	35,0		
				3						Kölcsönök		35,0	35,0	
3						Fejezeti kezelésű előirányzatok								
	3						EU tagságból eredő feladatok							24,0
				1						Működési költségvetés				
					1						Személyi juttatások	12,0		
					2						Munkaadókat terhelő járulékok	2,0		
					3						Dologi kiadások	10,0		
	4						Jogerősen megállapított kártérítések célelőirányzata							30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
	5						Fejezeti egyensúlyi tartalék					82,7		82,7
											VIII. fejezet összesen:	*29 399,2*	*76,0*	*29 323,2*

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA

1		A települési önkormányzatot megillető, a településre kimutatott személyi jövedelemadó	129 870,0
2		A megyei önkormányzatok személyi jövedelemadó-részesedése	12 746,7
3		A települési önkormányzatok jövedelemdifferenciálódásának mérséklése	100 485,0
4		Normatív hozzájárulások	
	1	Települési önkormányzatok feladatai	22 530,8
	2	Körzeti igazgatás	9 731,6
	3	Körjegyzőség működése	4 811,0
	4	Megyei, fővárosi önkormányzatok feladatai	2 826,6
	5	Lakott külterülettel kapcsolatos feladatok	940,5
	6	Lakossági települési folyékony hulladék ártalmatlanítása	147,2
	7	A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzatok feladatai	5 462,3
	8	Üdülőhelyi feladatok	9 854,3
	9	Közművelődési és közgyűjteményi feladatok	16 105,4
	10	Pénzbeli szociális juttatások	68 541,5
	11	Szociális és gyermekjóléti alapszolgáltatás feladatai	42 075,3
	12	Szociális és gyermekvédelmi bentlakásos és átmeneti intézményi ellátások	57 670,3
	13	Közoktatási hozzájárulások	418 884,5
5		Központosított előirányzatok	142 251,5
6		A helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások	14 500,0
7		A helyi önkormányzatok színházi támogatása	13 870,1
8		Normatív, kötött felhasználású támogatások	
	1	Kiegészítő támogatás egyes közoktatási feladatokhoz	6 407,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2009. évi előirányzat Kiadás	Bevétel	Támogatás
	2					Egyes szociális feladatok támogatása	105 989,5		
	3					Helyi önkormányzati hivatásos tűzoltóságok támogatása	36 837,2		
	4					A többcélú kistérségi társulások támogatása	30 752,6		
9						Címzett és céltámogatások	10 000,0		
10						A helyi önkormányzatok fejlesztési feladatainak támogatása	10 170,0		
11						Helyi önkormányzatok vis maior támogatása	800,0		
12						Vis maior tartalék	360,0		
13						Budapest 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal építésének támogatása	9 500,0		
14						A leghátrányosabb helyzetű kistérségek felzárkóztatásának támogatása	5 850,0		
						IX. fejezet összesen:	*1 289 970,9*		

X. MINISZTERELNÖKSÉG

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Miniszterelnöki Hivatal			
	1					Miniszterelnöki Hivatal igazgatás			6 383,2
				1		Működési költségvetés		4,7	
					1	Személyi juttatások	4 678,3		
					2	Munkaadókat terhelő járulékok	1 461,6		
					3	Dologi kiadások	242,5		
					5	Egyéb működési célú támogatások, kiadások	3,5		
				3		Kölcsönök	5,0	3,0	
	2					Központi Szolgáltatási Főigazgatóság			14 388,3
				1		Működési költségvetés		1 786,4	
					1	Személyi juttatások	2 899,1		
					2	Munkaadókat terhelő járulékok	931,6		
					3	Dologi kiadások	9 279,5		
					5	Egyéb működési célú támogatások, kiadások	1 751,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	1 268,3		
					2	Felújítás	40,2		
				3		Kölcsönök	5,0		
2						Kormányzati Személyügyi, Szolgáltató és Közigazgatási Képzési Központ			773,8
				1		Működési költségvetés		100,0	
					1	Személyi juttatások	461,9		
					2	Munkaadókat terhelő járulékok	137,4		
					3	Dologi kiadások	198,2		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	76,3		
3						Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatal			16 084,0
				1		Működési költségvetés		18 894,2	
					1	Személyi juttatások	2 529,1		
					2	Munkaadókat terhelő járulékok	733,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	29 999,0		
					5						Egyéb működési célú támogatások, kiadások	3,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 552,5		
					2						Felújítás	156,6		
				3						Kölcsönök		5,0		
4						Nemzeti Információs Infrastruktúra Fejlesztési Intézet								1 340,6
				1						Működési költségvetés			513,3	
					1						Személyi juttatások	341,6		
					2						Munkaadókat terhelő járulékok	99,5		
					3						Dologi kiadások	1 412,8		
6						Szülőföld Alap Iroda								
				1						Működési költségvetés			99,0	
					1						Személyi juttatások	69,3		
					2						Munkaadókat terhelő járulékok	18,5		
					3						Dologi kiadások	11,2		
8						ECOSTAT Kormányzati Gazdaság- és Társadalom-stratégiai Kutató Intézet								339,7
				1						Működési költségvetés			39,0	
					1						Személyi juttatások	228,0		
					2						Munkaadókat terhelő járulékok	73,1		
					3						Dologi kiadások	77,6		
9						Fejezeti kezelésű előirányzatok								
	2						Célelőirányzatok							
		1						Központilag kezelt fejezeti feladatok						308,6
				1						Működési költségvetés				
					1						Személyi juttatások	230,0		
					2						Munkaadókat terhelő járulékok	73,0		
					3						Dologi kiadások	5,6		
		4						„Legyen jobb a gyermekeknek” nemzeti stratégia monitoringja és kapcsolódó feladatok támogatása						137,9
				1						Működési költségvetés				
					1						Személyi juttatások	32,0		
					2						Munkaadókat terhelő járulékok	10,0		
					3						Dologi kiadások	15,9		
					5						Egyéb működési célú támogatások, kiadások	80,0		
		5						Kormány és MTA közötti kutatási megállapodások kiadásai						250,0
				1						Működési költségvetés				
					1						Személyi juttatások	125,0		
					2						Munkaadókat terhelő járulékok	49,0		
					3						Dologi kiadások	76,0		
		6						Szabályozási és monitoring feladatok támogatása						73,8
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	47,4		
		7						Nemzeti és kiemelt ünnepek, egyéb rendezvények, események támogatása						900,0
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	18,6		
					2						Munkaadókat terhelő járulékok	5,4		
					3						Dologi kiadások	876,0		
		8						Lakossági tájékoztatáshoz kapcsolódó kiadások						574,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,0		
					3						Dologi kiadások	548,0		
		11						Nemzetközi tagdíjak						2,0
				1						Működési költségvetés				
					3						Dologi kiadások	2,0		
		12						Köztisztviselői továbbképzési rendszer és vezetőképzés támogatása						77,0
				1						Működési költségvetés				
					1						Személyi juttatások	43,7		
					2						Munkaadókat terhelő járulékok	18,5		
					3						Dologi kiadások	14,8		
		13						Kormányzati személyügyi feladatok támogatása						88,0
				1						Működési költségvetés				
					1						Személyi juttatások	44,0		
					2						Munkaadókat terhelő járulékok	13,5		
					3						Dologi kiadások	30,5		
		14						A helyi közbiztonság javításában résztvevők támogatása						100,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	9,6		
					3						Dologi kiadások	60,4		
		15						A 2009. évben aktuális, kiemelt jelentőségű történelmi évfordulókkal kapcsolatos rendezvények, események lebonyolítása, nemzetközi médiában való népszerűsítése						90,0
				1						Működési költségvetés				
					3						Dologi kiadások	90,0		
		16						EXPO 2010 Világkiállításon való részvétel előkészítése						815,0
				1						Működési költségvetés				
					1						Személyi juttatások	70,0		
					2						Munkaadókat terhelő járulékok	22,4		
					3						Dologi kiadások	722,6		
		24						Kormányzati igazgatással kapcsolatos feladatok támogatása						217,3
				1						Működési költségvetés				
					1						Személyi juttatások	110,0		
					2						Munkaadókat terhelő járulékok	34,0		
					3						Dologi kiadások	73,3		
		25						Kisebbségi intézmények átvételének és fenntartásának támogatása						120,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	120,0		
		26						Kisebbségi koordinációs és intervenciós keret						195,0
				1						Működési költségvetés				
					1						Személyi juttatások	15,0		
					2						Munkaadókat terhelő járulékok	2,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	7,3		
					5						Egyéb működési célú támogatások, kiadások	170,0		
	3						Államháztartáson kívüli szervezetek támogatása							
		1						Európai Összehasonlító Kisebbségkutatások Közalapítvány						87,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	87,4		
		2						Puskás Tivadar Közalapítvány						33,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	33,0		
		3						Magyarországi Nemzeti Etnikai Kisebbségekért Közalapítvány támogatása						462,0
				1						Működési költségvetés				
					3						Dologi kiadások	0,3		
					5						Egyéb működési célú támogatások, kiadások	461,7		
		10						Egyéb civil és non-profit szervezetek támogatása						416,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	416,8		
	4						Határon túli magyarok programjainak támogatása							
		1						Határon túli magyarok oktatási programjainak támogatása						1 003,0
				1						Működési költségvetés				
					1						Személyi juttatások	32,0		
					2						Munkaadókat terhelő járulékok	11,0		
					3						Dologi kiadások	101,0		
					5						Egyéb működési célú támogatások, kiadások	767,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	92,0		
		2						Kedvezménytörvény alapján járó oktatási-nevelési támogatás, valamint a szórványoktatás és a csángó magyarok támogatása						3 475,3
				1						Működési költségvetés				
					1						Személyi juttatások	35,0		
					2						Munkaadókat terhelő járulékok	12,0		
					3						Dologi kiadások	250,0		
					5						Egyéb működési célú támogatások, kiadások	3 178,3		
		3						Nemzetpolitikai tevékenység támogatása						2 407,1
				1						Működési költségvetés				
					1						Személyi juttatások	25,0		
					2						Munkaadókat terhelő járulékok	8,0		
					3						Dologi kiadások	13,1		
					5						Egyéb működési célú támogatások, kiadások	2 361,0		
		4						A magyar-magyar kapcsolattartás és az együttműködést szolgáló intézmények erősítése						662,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	662,4		
	5						Informatikai feladatok támogatása							
		2						Kormányzati informatikai rendszerek alapszolgáltatásainak biztosítása						3 040,9

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					1						Személyi juttatások	59,0		
					2						Munkaadókat terhelő járulékok	18,8		
					3						Dologi kiadások	2 713,1		
					5						Egyéb működési célú támogatások, kiadások	150,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	100,0		
		3						Információs társadalom kiteljesítése és egyéb kapcsolódó feladatok támogatása						1 468,1
				1						Működési költségvetés				
					3						Dologi kiadások	814,1		
					5						Egyéb működési célú támogatások, kiadások	563,8		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	90,2		
		5						Kormányzati informatikai fejlesztési kötelezettségek						1 294,6
				1						Működési költségvetés				
					3						Dologi kiadások	412,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	882,2		
		7						Felső- és közoktatási szoftver és licenc díj						1 164,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 164,0		
		9						Készenléti rendszerek (EDR és ESR) üzemeltetése és kapcsolódó kiadások támogatása						11 846,8
				1						Működési költségvetés				
					3						Dologi kiadások	11 846,8		
		12						A millenáris programokkal összefüggő feladatok						686,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	686,2		
		13						Közháló program						2 348,6
				1						Működési költségvetés				
					3						Dologi kiadások	2 348,6		
	7						Fejezeti tartalék							
		1						Fejezeti általános tartalék				440,0		440,0
											1–9. cím összesen:	*95 534,0*	*21 439,6*	*74 094,4*
11						Polgári Nemzetbiztonsági Szolgálatok								
	1						Nemzetbiztonsági Hivatal						27,4	8 796,5
				1						Működési költségvetés				
					1						Személyi juttatások	5 337,2		
					2						Munkaadókat terhelő járulékok	1 689,8		
					3						Dologi kiadások	997,5		
					5						Egyéb működési célú támogatások, kiadások	705,5		
				2						Felhalmozási költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2009. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					1						Intézményi beruházási kiadások	55,5		
					2						Felújítás	20,9		
					5						Lakástámogatás	17,5		
				3						Kölcsönök		20,0	20,0	
	2						Információs Hivatal							7 568,6
				1						Működési költségvetés			50,0	
					1						Személyi juttatások	3 482,8		
					2						Munkaadókat terhelő járulékok	1 099,3		
					3						Dologi kiadások	2 183,4		
					5						Egyéb működési célú támogatások, kiadások	388,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	405,6		
					2						Felújítás	47,6		
					5						Lakástámogatás	11,6		
				3						Kölcsönök		3,8	3,8	
	3						Nemzetbiztonsági Szakszolgálat							17 531,4
				1						Működési költségvetés			147,6	
					1						Személyi juttatások	9 556,1		
					2						Munkaadókat terhelő járulékok	2 953,5		
					3						Dologi kiadások	3 175,2		
					5						Egyéb működési célú támogatások, kiadások	950,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	868,9		
					2						Felújítás	154,0		
					5						Lakástámogatás	20,9		
				3						Kölcsönök		23,0	23,0	
	4						Szervezett Bűnözés Elleni Koordinációs Központ							209,6
				1						Működési költségvetés				
					1						Személyi juttatások	89,1		
					2						Munkaadókat terhelő járulékok	30,5		
					3						Dologi kiadások	67,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	22,2		
											11. cím összesen:	*34 377,9*	*271,8*	*34 106,1*
12						Alapok támogatása								
	1						Szülőföld Alap támogatása							
		1						Adomány-kiegészítés				1 000,0		
											12. cím összesen:	*1 000,0*		
13						K-600 hírrendszer működtetésére						400,0		
20						Tartalékok								
	1						Költségvetés általános tartaléka					47 177,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
	2						Céltartalékok							
		1						Különféle személyi kifizetések				66 791,5		
	3						Stabilitási tartalék					78 000,0		
											X. fejezet összesen:	*323 281,1*	*21 711,4*	*108 200,5*
											Miniszterelnökség zárolt egyensúlyi tartaléka:	*3 504,8*		*3 504,8*
											Polgári Nemzetbiztonsági Szolgálatok zárolt egyensúlyi tartaléka:	*676,9*		*676,9*
											X. fejezet mindösszesen:	*327 462,8*	*21 711,4*	*112 382,2*

XI. ÖNKORMÁNYZATI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Önkormányzati Minisztérium igazgatása								3 226,7
				1						Működési költségvetés			20,5	
					1						Személyi juttatások	1 986,9		
					2						Munkaadókat terhelő járulékok	549,3		
					3						Dologi kiadások	600,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	110,7		
5						Közigazgatási hivatalok								7 857,2
				1						Működési költségvetés			529,6	
					1						Személyi juttatások	5 461,2		
					2						Munkaadókat terhelő járulékok	1 682,3		
					3						Dologi kiadások	1 141,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	95,1		
					2						Felújítás	7,2		
7						Országos Katasztrófavédelmi Főigazgatóság								10 838,8
				1						Működési költségvetés				
					1						Személyi juttatások	6 476,3		
					2						Munkaadókat terhelő járulékok	2 019,1		
					3						Dologi kiadások	1 690,6		
					5						Egyéb működési célú támogatások, kiadások	15,0		
				2						Felhalmozási költségvetés			2 603,8	
					1						Intézményi beruházási kiadások	3 129,9		
					2						Felújítás	111,7		
11						Nemzeti Utánpótlás-nevelési és Sportszolgáltató Intézet								3 808,8
				1						Működési költségvetés			1 606,0	
					1						Személyi juttatások	1 779,7		
					2						Munkaadókat terhelő járulékok	564,1		
					3						Dologi kiadások	2 789,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	97,8		
					2						Felújítás	183,8		
12						Fejezeti kezelésű előirányzatok								
	1						Célelőirányzatok							
		4						Lakásügy						
			3						Lakóépületek és környezetük felújításának támogatása					7 900,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú támogatások, kiadások	250,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	7 645,0		
			5						Lakbértámogatás					24,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú támogatások, kiadások	19,0		
		5						Turisztikai célelőirányzat						6 295,0
				1						Működési költségvetés				
					3						Dologi kiadások	300,7		
					5						Egyéb működési célú támogatások, kiadások	6 009,3		
				3						Kölcsönök			15,0	
		6						Távhőszolgáltatás korszerűsítése és kompenzáció						30 000,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	30 000,0		
	6						Beruházások							
		2						Lakástámogatás						55,0
				2						Felhalmozási költségvetés				
					5						Lakástámogatás	55,0		
	14						Nemzetközi kötelezettségek teljesítése							64,4
				1						Működési költségvetés				
					3						Dologi kiadások	64,4		
	20						Ágazati célfeladatok							
		1						Hozzájárulás a hivatásos állomány kedvezményes nyugellátásához						1 440,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 440,0		
		2						Kincstári tranzakciós díj elszámolása						36,2
				1						Működési költségvetés				
					3						Dologi kiadások	36,2		
		3						Tűzvédelmi bírság és a biztosítók tűzvédelmi hozzájárulása						
				2						Felhalmozási költségvetés			5 000,0	
					3						Egyéb intézményi felhalmozási kiadások	5 000,0		
		6						Magyar Polgári Védelmi Szövetség támogatása						20,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20,0		
		7						Önkéntes tűzoltóegyesületek támogatása						122,6

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	122,6		
	9						Szakszervezetek támogatása							15,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	15,0		
	12						Magyar Tűzoltó Szövetség támogatása							38,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	38,5		
	13						Létesítményi és Önkéntes Tűzoltóságok Országos Szövetségének támogatása							18,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	18,7		
	14						Önkéntes tűzoltósággá váló tűzoltóegyesületek támogatása							15,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	15,0		
	82						A hét önkormányzati érdekszövetség működésének támogatása							12,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,0		
	92						Központi informatikai kötelezettségek finanszírozása							200,0
				1						Működési költségvetés				
					3						Dologi kiadások	200,0		
	93						Hivatásos állomány életbiztosítása							36,0
				1						Működési költségvetés				
					1						Személyi juttatások	36,0		
	94						Címzetes főjegyzői címek adományozása							100,0
				1						Működési költségvetés				
					1						Személyi juttatások	77,5		
					2						Munkaadókat terhelő járulékok	22,5		
	95						Duna Palota Kulturális Közhasznú Társaságnak nyújtott támogatás							300,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	300,0		
21						Társadalmi önszerveződések támogatása								
	2						Társadalmi szervezetek és segítők támogatása							36,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	36,0		
	3						Rádiós Segélyhívó és Infokommunikációs Országos Egyesület							36,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	36,0		
22						Önkéntes tűzoltóságok normatív támogatása								1 711,3
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 711,3		
23						„Segítsünk az árvízkárosultakon!”								
				1						Működési költségvetés			1,0	
					5						Egyéb működési célú támogatások, kiadások	1,0		
25						Választások lebonyolítása								
	1						Az európai parlamenti választások támogatása							4 100,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					1						Személyi juttatások	35,0		
					2						Munkaadókat terhelő járulékok	11,2		
					3						Dologi kiadások	1 390,6		
					5						Egyéb működési célú támogatások, kiadások	2 243,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	420,0		
		2						A 2010. évi országgyűlési választások előkészítése						97,0
				1						Működési költségvetés				
					3						Dologi kiadások	97,0		
		3						Időközi és kisebbségi választások lebonyolítása						90,0
				1						Működési költségvetés				
					1						Személyi juttatások	31,0		
					2						Munkaadókat terhelő járulékok	9,9		
					3						Dologi kiadások	20,4		
					5						Egyéb működési célú támogatások, kiadások	28,7		
	26						Sporttevékenység támogatása							
		1						Utánpótlás-nevelési feladatok						1 375,6
				1						Működési költségvetés				
					1						Személyi juttatások	192,0		
					2						Munkaadókat terhelő járulékok	64,5		
					3						Dologi kiadások	331,3		
					5						Egyéb működési célú támogatások, kiadások	787,8		
		2						Iskolai, diák és felsőoktatási sport támogatása						298,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	298,7		
		3						Sportegészségügyi, doppingellenes feladatok						295,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	295,0		
		4						Versenysport támogatása						2 329,9
				1						Működési költségvetés				
					1						Személyi juttatások	130,0		
					2						Munkaadókat terhelő járulékok	42,3		
					5						Egyéb működési célú támogatások, kiadások	2 157,6		
		6						Jégkorong utánpótlás nevelés támogatása						170,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	170,0		
		7						Sportteljesítmények elismerése, megbecsülése						1 995,2
				1						Működési költségvetés				
					1						Személyi juttatások	1 374,5		
					5						Egyéb működési célú támogatások, kiadások	620,7		
		8						Kiemelt nemzetközi sportesemények támogatása						3 140,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 140,0		
		9						Nemzeti Sporttanács támogatása						3,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				1							Működési költségvetés			
					1						Személyi juttatások	2,3		
					2						Munkaadókat terhelő járulékok	0,7		
			12								Magyar Olimpiai Bizottság működési támogatása			61,7
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	61,7		
			13								Magyar Paralimpiai Bizottság működési támogatása			16,0
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	16,0		
			14								Nemzeti Sportszövetség működési támogatása			31,6
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	31,6		
			15								Nemzeti Szabadidősport Szövetség működési támogatása			13,3
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	13,3		
			17								Sportegyesületek Országos Szövetsége működési támogatása			2,8
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	2,8		
			19								Fogyatékosok Nemzeti Sportszövetsége működési támogatása			28,8
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	28,8		
			22								Wesselényi Miklós Sportközalapítvány működési támogatása			42,7
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	42,7		
			23								Szabadidősport támogatása			266,0
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	266,0		
			25								Sport népszerűsítésével összefüggő kiadások			40,0
				1							Működési költségvetés			
					1						Személyi juttatások	35,0		
					2						Munkaadókat terhelő járulékok	4,4		
					5						Egyéb működési célú támogatások, kiadások	0,6		
			27								Egészségjavítást célzó sporttevékenység (szabadidősport- és diáksport-programok támogatása)			126,4
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	126,4		
			28								Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei			271,1
				1							Működési költségvetés			
					1						Személyi juttatások	25,0		
					2						Munkaadókat terhelő járulékok	8,2		
					5						Egyéb működési célú támogatások, kiadások	187,9		
				2							Felhalmozási költségvetés			
					3						Egyéb intézményi felhalmozási kiadások	50,0		
			29								Fogyatékkal élők sportjának támogatása			275,0
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	275,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2009. évi előirányzat		
	27						Sportlétesítmények fejlesztése és kezelése							
		10						Sportlétesítmények PPP konstrukcióban történő fejlesztése						1 499,5
				1						Működési költségvetés				
					3						Dologi kiadások	1 499,5		
		11						Állami, önkormányzati és egyéb sportlétesítmények fejlesztése, fenntartása						190,8
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,3		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú támogatások, kiadások	121,1		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	46,4		
		12						Magyar Sport Háza program						372,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	372,5		
	30						Energiaadó emelésének ellentételezése							8,3
				1						Működési költségvetés				
					3						Dologi kiadások	8,3		
	31						Fejezeti tartalék							
		2						Fejezeti általános tartalék				137,7		137,7
											1–12. cím összesen:	*101 261,7*	*9 775,9*	*91 485,8*
14						Lakástámogatások								
	1						Egyéb lakástámogatások					205 532,0		
											XI. fejezet összesen:	*306 793,7*	*9 775,9*	*91 485,8*
											XI. fejezet zárolt egyensúlyi tartaléka:	*3 197,2*		*3 197,2*
											XI. fejezet mindösszesen:	*309 990,9*	*9 775,9*	*94 683,0*

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Földművelésügyi és Vidékfejlesztési Minisztérium központi igazgatása								3 076,0
				1						Működési költségvetés			132,0	
					1						Személyi juttatások	2 357,1		
					2						Munkaadókat terhelő járulékok	754,3		
					3						Dologi kiadások	96,6		
2						Szakigazgatási intézmények								
	1						Mezőgazdasági Szakigazgatási Hivatal							16 193,1
				1						Működési költségvetés			13 758,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	18 204,1		
					2						Munkaadókat terhelő járulékok	5 825,3		
					3						Dologi kiadások	5 921,7		
	2						Magyar Élelmiszer-biztonsági Hivatal							143,2
				1						Működési költségvetés				
					1						Személyi juttatások	64,4		
					2						Munkaadókat terhelő járulékok	20,6		
					3						Dologi kiadások	48,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,8		
3						Földhivatalok, Földmérési és Távérzékelési Intézet								
				1						Működési költségvetés			24 603,2	
					1						Személyi juttatások	10 614,5		
					2						Munkaadókat terhelő járulékok	3 396,7		
					3						Dologi kiadások	10 592,0		
4						Állami Ménesgazdaság								165,4
				1						Működési költségvetés			138,0	
					1						Személyi juttatások	74,8		
					2						Munkaadókat terhelő járulékok	23,1		
					3						Dologi kiadások	205,5		
5						Mezőgazdasági és Vidékfejlesztési Hivatal								10 392,0
				1						Működési költségvetés			31,0	
					1						Személyi juttatások	4 500,6		
					2						Munkaadókat terhelő járulékok	1 440,1		
					3						Dologi kiadások	1 835,7		
					5						Egyéb működési célú támogatások, kiadások	2 468,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	177,9		
6						Mezőgazdasági középfokú szakoktatás és szaktanácsadás intézményei								4 168,1
				1						Működési költségvetés			1 508,2	
					1						Személyi juttatások	3 202,8		
					2						Munkaadókat terhelő járulékok	1 024,9		
					3						Dologi kiadások	1 563,5		
				2						Felhalmozási költségvetés			114,9	
7						Közművelődési intézmények								519,5
				1						Működési költségvetés			107,0	
					1						Személyi juttatások	336,5		
					2						Munkaadókat terhelő járulékok	107,8		
					3						Dologi kiadások	182,2		
8						Agrárkutató intézetek								2 039,0
				1						Működési költségvetés			1 669,0	
					1						Személyi juttatások	2 188,2		
					2						Munkaadókat terhelő járulékok	700,2		
					3						Dologi kiadások	903,2		
				2						Felhalmozási költségvetés			83,6	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
9						Agrármarketing-Centrum								197,7
				1						Működési költségvetés			11,0	
					1						Személyi juttatások	117,6		
					2						Munkaadókat terhelő járulékok	37,7		
					3						Dologi kiadások	53,4		
10						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		13						Intézmények központi beruházásai						74,9
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	74,9		
	2						Egyéb fejezeti kezelésű előirányzatok							
		1						FAO intézmények finanszírozása						250,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	12,8		
					3						Dologi kiadások	150,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	46,8		
		2						Agrárkutatás, tanüzemek, felsőoktatás támogatása						535,0
				1						Működési költségvetés				
					1						Személyi juttatások	150,0		
					2						Munkaadókat terhelő járulékok	48,0		
					3						Dologi kiadások	208,5		
					5						Egyéb működési célú támogatások, kiadások	128,5		
		3						Magán és egyéb jogi személyek kártérítése						9,2
				1						Működési költségvetés				
					3						Dologi kiadások	9,2		
		4						Magyar–Román regionális kutató-oktató központ támogatása						64,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	64,4		
		5						Génbanki tevékenység feladatfinanszírozása						100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
		6						Állami génmegőrzési feladatok támogatása						500,0
				1						Működési költségvetés				
					3						Dologi kiadások	500,0		
		8						Ágazati szakmai szervezetek és képviseletek támogatása						193,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	193,2		
		9						Vízügyi feladatok támogatása						368,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	368,0		
		10						Parlagfű elleni védekezés támogatása						
			1						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása					443,4
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	443,4		
			2						A „Parlagfű-mentes Magyarországért" tárcaközi bizottság által elfogadott programok végrehajtásának támogatása					510,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	510,1		
		13						Osztatlan földtulajdon kimérésének költségei						200,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	32,0		
					3						Dologi kiadások	68,0		
		15						Központosított bevételekből finanszírozott intézményi feladatok						1 137,5
				1						Működési költségvetés				
					1						Személyi juttatások	513,7		
					2						Munkaadókat terhelő járulékok	164,4		
					3						Dologi kiadások	399,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	60,0		
		16						Magyar Agrárkamara állami feladatainak támogatása						64,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	64,4		
		17						Állatorvosi Kamara állami feladatainak támogatása						12,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,0		
		18						Növényorvosi Kamara állami feladatainak támogatása						6,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	6,4		
		20						Hegyközségek Nemzeti Tanácsa						184,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	184,0		
		21						Kincstári szolgáltatási díjak						100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
		22						Bormarketing és minőség-ellenőrzés						
				1						Működési költségvetés			1 500,0	
					5						Egyéb működési célú támogatások, kiadások	1 500,0		
		25						Nemzetközi Szervezetek tagsági díjai						250,0
				1						Működési költségvetés				
					3						Dologi kiadások	250,0		
	3						PHARE programok és az átmeneti támogatás programjai							
		2						Átmeneti támogatással megvalósuló programok						
			5						Az elektronikus ügyintézés fejlesztése a KAP területén					
				1						Működési költségvetés			39,3	
					3						Dologi kiadások	39,3		
			6						Az állat- és növényegészségügyi határállomások kapacitásának megerősítése					
				1						Működési költségvetés			12,9	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
					3						Dologi kiadások	12,9		
				2						Felhalmozási költségvetés			182,5	
					1						Intézményi beruházási kiadások	182,5		
			7						FVM megyei földművelésügyi hivatalainak felkészítése KAP feladatokra					
				1						Működési költségvetés			27,0	
					3						Dologi kiadások	27,0		
				2						Felhalmozási költségvetés			241,9	
					1						Intézményi beruházási kiadások	241,9		
	4						Egyéb uniós támogatást kiegészítő támogatások							
		6						Méhészeti Nemzeti Program						480,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	480,0		
		7						Igyál tejet program						900,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	900,0		
		8						Egyes speciális szövetkezések (TÉSZ, BÉSZ) támogatása						450,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	450,0		
		9						Egyes állatbetegségek ellenőrzése és felszámolása támogatása						1 100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 100,0		
	5						Nemzeti támogatások							
		1						Erdészeti feladatok						1 091,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 091,8		
		2						Termőföldvédelem támogatása						251,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	251,0		
		3						Állattenyésztési feladatok						780,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	780,0		
		5						Vadgazdálkodás támogatása						180,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	180,0		
		7						Fejlesztési típusú támogatások						870,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	870,0		
		8						Folyó kiadások és jövedelem-támogatások						83 786,6
				1						Működési költségvetés				
					3						Dologi kiadások	63,8		
					5						Egyéb működési célú támogatások, kiadások	83 722,8		
		9						Erdőtelepítés, erdőszerkezet-átalakítás, fásítás						270,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	270,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	 Bevétel	 Támogatás
		10						Nemzeti agrár kárenyhítés						351,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	351,8		
	6						Állat- és növénykártalanítás							500,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	500,0		
	7						Árfolyamkockázat és egyéb, EU által nem térített kiadások							4 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	4 000,0		
	11						Vidékfejlesztési és halászati programok							
		2						Új Magyarország Vidékfejlesztési Program (II. NVT)						39 174,8
				1						Működési költségvetés			51 246,9	
					5						Egyéb működési célú támogatások, kiadások	68 393,6		
				2						Felhalmozási költségvetés			58 017,6	
					3						Egyéb intézményi felhalmozási kiadások	80 045,7		
		3						Halászati Operatív Program						300,0
				1						Működési költségvetés			245,2	
					5						Egyéb működési célú támogatások, kiadások	327,0		
				2						Felhalmozási költségvetés			654,8	
					3						Egyéb intézményi felhalmozási kiadások	873,0		
	13						EU tagságból eredő feladatok							500,0
				1						Működési költségvetés				
					1						Személyi juttatások	292,9		
					2						Munkaadókat terhelő járulékok	93,7		
					3						Dologi kiadások	113,4		
	14						Fejezeti tartalék							
		1						Fejezeti általános tartalék				160,0		160,0
											1–10. cím összesen:	*331 366,5*	*154 324,0*	*177 042,5*
13						Központosított bevételek								
	1						Erdészeti bevételek							
		2						Erdővédelmi és erdőgazdálkodási bírság					200,0	
	2						Termőföld védelmével, hasznosításával kapcsolatos bevételek							
		1						Földvédelmi járulék					3 000,0	
		2						Földvédelmi és talajvédelmi bírság					50,0	
	3						Állattenyésztési és tenyésztésszervezési bevételek							
		2						Lóverseny totalizatőr forgalom utáni bevételek					10,0	
	4						Halgazdálkodási bevételek							
		1						Állami halász- és horgászjegyek díja					200,0	
		3						Halvédelmi bírság					10,0	
	5						Vadgazdálkodási bevételek							

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		1						Állami vadászjegyek díja					430,0	
		2						Hatósági eljárási díj, trófea bírálat					30,0	
		4						Vadazonosító és üzemterv szolgáltatás					25,0	
		5						Vadvédelmi bírság					25,0	
											XII. fejezet összesen:	*331 366,5*	*158 304,0*	*177 042,5*
											XII. fejezet zárolt egyensúlyi tartaléka:	*10 167,9*		*10 167,9*
											XII. fejezet mindösszesen:	*341 534,4*	*158 304,0*	*187 210,4*

XIII. HONVÉDELMI MINISZTÉRIUM

1						Honvédelmi Minisztérium								
	1						Honvédelmi Minisztérium igazgatása							4 569,8
				1						Működési költségvetés				
					1						Személyi juttatások	3 016,9		
					2						Munkaadókat terhelő járulékok	910,4		
					3						Dologi kiadások	578,1		
					5						Egyéb működési célú támogatások, kiadások	64,4		
	2						Egyéb HM szervezetek							10 728,5
				1						Működési költségvetés				
					1						Személyi juttatások	3 915,1		
					2						Munkaadókat terhelő járulékok	1 465,7		
					3						Dologi kiadások	4 054,7		
					5						Egyéb működési célú támogatások, kiadások	539,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	753,1		
	3						HM Infrastrukturális Ügynökség, csapatok központi infrastrukturális ellátás kiadásai							42 593,7
				1						Működési költségvetés				
					1						Személyi juttatások	1 202,4		
					2						Munkaadókat terhelő járulékok	189,5		
					3						Dologi kiadások	39 512,8		
					5						Egyéb működési célú támogatások, kiadások	4,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	535,1		
					2						Felújítás	1 149,6		
	4						HM Fejlesztési és Logisztikai Ügynökség, csapatok központi logisztikai ellátás kiadásai							62 048,9
				1						Működési költségvetés			200,0	
					1						Személyi juttatások	3 500,0		
					2						Munkaadókat terhelő járulékok	839,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	40 412,9		
					5						Egyéb működési célú támogatások, kiadások	10,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	14 300,2		
					2						Felújítás	2 986,5		
				3						Kölcsönök		200,0		
2						Magyar Honvédség								
	1						Honvéd Vezérkar közvetlen szervezetei							20 175,5
				1						Működési költségvetés			220,5	
					1						Személyi juttatások	12 468,0		
					2						Munkaadókat terhelő járulékok	3 266,8		
					3						Dologi kiadások	4 090,4		
					5						Egyéb működési célú támogatások, kiadások	121,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	449,8		
	2						MH ÖHP és alárendelt szervezetei							80 616,2
				1						Működési költségvetés			329,5	
					1						Személyi juttatások	53 209,7		
					2						Munkaadókat terhelő járulékok	14 566,9		
					3						Dologi kiadások	12 897,5		
					5						Egyéb működési célú támogatások, kiadások	271,6		
3						Katonai Nemzetbiztonsági Szolgálatok								
	1						Katonai Felderítő Hivatal							8 787,8
				1						Működési költségvetés				
					1						Személyi juttatások	4 903,9		
					2						Munkaadókat terhelő járulékok	1 328,4		
					3						Dologi kiadások	2 501,5		
					5						Egyéb működési célú támogatások, kiadások	18,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	36,0		
	2						Katonai Biztonsági Hivatal							2 574,6
				1						Működési költségvetés				
					1						Személyi juttatások	1 745,6		
					2						Munkaadókat terhelő járulékok	517,1		
					3						Dologi kiadások	264,7		
					5						Egyéb működési célú támogatások, kiadások	7,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	40,0		
4						Zrínyi Miklós Nemzetvédelmi Egyetem								3 619,7
				1						Működési költségvetés			690,0	
					1						Személyi juttatások	2 454,0		
					2						Munkaadókat terhelő járulékok	697,7		
					3						Dologi kiadások	1 066,5		
					5						Egyéb működési célú támogatások, kiadások	12,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	79,3		

						FEJEZET						2009. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
5						Katonai Ügyészségek								1 101,6
				1						Működési költségvetés				
					1						Személyi juttatások	777,6		
					2						Munkaadókat terhelő járulékok	233,1		
					3						Dologi kiadások	87,3		
					5						Egyéb működési célú támogatások, kiadások	3,6		
6						HM Állami Egészségügyi Központ								4 534,2
				1						Működési költségvetés			11 374,2	
					1						Személyi juttatások	9 230,1		
					2						Munkaadókat terhelő járulékok	2 781,8		
					3						Dologi kiadások	3 851,8		
					5						Egyéb működési célú támogatások, kiadások	44,7		
8						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		5						Központilag kezelt lakástámogatási előirányzatok						773,0
				2						Felhalmozási költségvetés			450,0	
					5						Lakástámogatás	1 200,0		
					6						Lakásépítés	23,0		
	2						Ágazati célelőirányzatok							
		1						Válságkezelő és békeműveletek keretében felajánlott alegységek (NRF és Battle Group)						200,0
				1						Működési költségvetés				
					3						Dologi kiadások	200,0		
		3						Társadalmi szervek támogatása						
			1						Honvédszakszervezet (HOSZ)					9,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9,4		
			2						Honvédségi Dolgozók Szakszervezete (HODOSZ)					9,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9,0		
			3						Bajtársi Egyesületek Országos Szövetsége (BEOSZ)					4,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4,7		
			4						Csapatok Érdekvédelmi Szövetsége (CSÉSZ)					1,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,6		
			5						Magyar Hadtudományi Társaság (MHTT)					5,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5,5		
			6						Egyéb társadalmi szervek támogatása					60,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	60,0		
			7						Honvédség és Társadalom Baráti Kör (HTBK) Országos Szövetsége					5,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
			8						Honvédségi Nyugdíjas Klubok (HNYK) Országos Szövetsége					3,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3,8		
			10						Magyar Ellenállók és Antifasiszták Szövetsége (MEASZ)					2,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2,0		
			11						Magyar Huszár és Katonai Hagyományőrző Szövetség (MHKHSZ)					10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
			12						Honvédség és Társadalom Baráti Kör (HTBK) Székesfehérvári Egyesülete					4,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4,0		
			13						Budapesti Honvéd Sportegyesület támogatása					100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
			14						Honvéd Sportegyesületek Országos Szövetsége támogatása					8,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	8,5		
			15						Hadirokkantak, Hadiözvegyek és Hadiárvák Országos Nemzeti Szövetsége támogatása					1,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,0		
			16						Magyar Futball Akadémia Alapítvány támogatása					25,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	25,0		
			17						Honvéd Kulturális Egyesület (HKE) támogatása					4,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4,0		
		5						Közhasznú társaságok által ellátott állami feladatok finanszírozása						4 398,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4 398,0		
		24						Hozzájárulás a NATO költségvetéséhez						4 056,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4 056,0		
		25						Hozzájárulás a NATO Biztonsági Beruházási Programjához						2 808,4
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	2 808,4		
		32						Hozzájárulás a hivatásos katonák kedvezményes nyugellátásának kiadásaihoz						23 305,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	23 305,1		
		35						Egyéb uniós befizetések						613,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	613,8		
		36						MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása						36,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	36,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		37						Honvéd Együttes Művészeti Nkft. támogatása						143,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	143,0		
		38						A fejezeti kezelésű előirányzatokkal összefüggésben felmerült, a Magyar Államkincstár által nyújtott szolgáltatások díjai						24,7
				1						Működési költségvetés				
					3						Dologi kiadások	24,7		
											XIII. fejezet összesen:	*291 226,3*	*13 264,2*	*277 962,1*
											XIII. fejezet zárolt egyensúlyi tartaléka:	*29 396,9*		*29 396,9*
											XIII. fejezet mindösszesen:	*320 623,2*	*13 264,2*	*307 359,0*

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Igazságügyi és Rendészeti Minisztérium igazgatása								5 706,1
				1						Működési költségvetés			104,0	
					1						Személyi juttatások	3 117,4		
					2						Munkaadókat terhelő járulékok	890,7		
					3						Dologi kiadások	1 714,8		
					5						Egyéb működési célú támogatások, kiadások	29,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	57,6		
2						Rendvédelmi Szervek Védelmi Szolgálata								1 581,0
				1						Működési költségvetés				
					1						Személyi juttatások	1 100,4		
					2						Munkaadókat terhelő járulékok	341,7		
					3						Dologi kiadások	138,9		
3						Igazságügyi Hivatal								5 006,1
				1						Működési költségvetés				
					1						Személyi juttatások	3 337,4		
					2						Munkaadókat terhelő járulékok	1 036,6		
					3						Dologi kiadások	579,1		
					5						Egyéb működési célú támogatások, kiadások	3,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,0		
4						Szakértői Intézetek								1 878,9
				1						Működési költségvetés			600,0	
					1						Személyi juttatások	1 376,5		
					2						Munkaadókat terhelő járulékok	431,6		
					3						Dologi kiadások	534,0		
				2						Felhalmozási költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
					1						Intézményi beruházási kiadások	136,8		
5						Büntetés-végrehajtás								33 685,0
				1						Működési költségvetés			2 715,6	
					1						Személyi juttatások	21 841,7		
					2						Munkaadókat terhelő járulékok	6 158,3		
					3						Dologi kiadások	7 932,2		
					4						Ellátottak pénzbeli juttatásai	2,7		
				2						Felhalmozási költségvetés			
					1						Intézményi beruházási kiadások	200,0		
					2						Felújítás	157,7		
				3						Kölcsönök		108,0		
7						Rendőrség								189 309,3
				1						Működési költségvetés			4 660,7	
					1						Személyi juttatások	133 556,8		
					2						Munkaadókat terhelő járulékok	40 476,0		
					3						Dologi kiadások	19 352,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	242,7		
					2						Felújítás	342,5		
10						Bevándorlási és Állampolgársági Hivatal								5 171,8
				1						Működési költségvetés			104,4	
					1						Személyi juttatások	2 524,6		
					2						Munkaadókat terhelő járulékok	823,3		
					3						Dologi kiadások	1 767,3		
					4						Ellátottak pénzbeli juttatásai	8,0		
					5						Egyéb működési célú támogatások, kiadások	49,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	104,0		
11						Rendőrtiszti Főiskola								1 149,1
				1						Működési költségvetés			191,8	
					1						Személyi juttatások	834,4		
					2						Munkaadókat terhelő járulékok	261,3		
					3						Dologi kiadások	242,3		
					5						Egyéb működési célú támogatások, kiadások	2,9		
13						Központi Gazdasági Főigazgatóság								1 037,1
				1						Működési költségvetés			565,7	
					1						Személyi juttatások	624,3		
					2						Munkaadókat terhelő járulékok	171,9		
					3						Dologi kiadások	678,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	128,4		
15						Oktatási Igazgatás								3 610,1
				1						Működési költségvetés			563,2	
					1						Személyi juttatások	2 671,9		
					2						Munkaadókat terhelő járulékok	846,7		
					3						Dologi kiadások	602,9		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	19,9		
					2						Felújítás	31,9		
20						Fejezeti kezelésű előirányzatok								
	1						Ágazati célfeladatok							
		1						A fogvatartottakat foglalkoztató gazdálkodó szervezetek támogatása						92,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	92,0		
		2						Energia-racionalizálás						
				3						Kölcsönök		80,0	80,0	
		3						A büntetőeljárásról szóló törvény alapján megállapított kártalanítás						120,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	120,0		
		4						Jogi segítségnyújtás						85,0
				1						Működési költségvetés				
					3						Dologi kiadások	85,0		
		5						Bűncselekmények áldozatainak kárenyhítése						132,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	132,0		
		6						Társadalmi bűnmegelőzéssel összefüggő kiadások, támogatások						60,9
				1						Működési költségvetés				
					1						Személyi juttatások	21,0		
					2						Munkaadókat terhelő járulékok	8,0		
					3						Dologi kiadások	9,0		
					5						Egyéb működési célú támogatások, kiadások	22,9		
		7						Informatikai rendszerekkel összefüggő kötelezettségek						164,5
				1						Működési költségvetés				
					3						Dologi kiadások	164,5		
		8						Rendőrségi feladatellátás korszerűsítése						1 656,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 656,0		
		9						PPP rendszerben épülő börtön						4 150,9
				1						Működési költségvetés				
					3						Dologi kiadások	4 150,9		
		10						Lakhatási támogatás						300,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	300,0		
		11						MÁK – számlavezetési díjak						10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
		13						Közrendvédelmi bírság						
				1						Működési költségvetés			100,0	
					5						Egyéb működési célú támogatások, kiadások	100,0		
		14						Hozzájárulás a hivatásos állomány kedvezményes nyugellátásához						40 344,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	40 344,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2009. évi előirányzat		
		15						Országos Baleset-megelőzési Bizottság					750,0	
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	750,0		
		18						Rendőrségi és büntetés-végrehajtási ágazati feladatok						1 380,0
				1						Működési költségvetés				
					1						Személyi juttatások	390,0		
					2						Munkaadókat terhelő járulékok	110,0		
					3						Dologi kiadások	880,0		
		20						Nemzetközi fizetési kötelezettség						195,0
				1						Működési költségvetés				
					3						Dologi kiadások	195,0		
		21						Az Európai Unió Biztonság- és Védelempolitikájából az IRM-re háruló fizetési kötelezettségek teljesítése						105,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	105,5		
	2						Alapítványok támogatása							
		1						Emberi Jogok Magyar Központja Közalapítvány						11,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	11,0		
	3						Beruházás							
		4						Közbiztonsági beruházások						222,6
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	222,6		
		5						Rendőrség lakáscélú beruházása						100,0
				2						Felhalmozási költségvetés				
					5						Lakástámogatás	100,0		
		6						Büntetés-végrehajtás lakáscélú beruházása						40,0
				2						Felhalmozási költségvetés				
					5						Lakástámogatás	40,0		
	5						Társadalmi önszerveződések támogatása							
		1						Szabadságharcosokért Közalapítvány						150,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	150,0		
		2						Rendészeti sportszervezetek támogatása						25,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	25,0		
		3						Szakszervezetek támogatása						17,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	17,0		
		7						Fehér Gyűrű Közhasznú Egyesület támogatása						8,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	8,7		
		11						Országos Polgárőr Szövetség						139,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	139,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	Kiadás (2009. évi előirányzat)	Bevétel	Támogatás
		14				Nemzedékek Biztonságáért Alapítvány támogatása			30,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	30,0		
	8					Egyéb közösségi programok			50,0
				1		Működési költségvetés		200,0	
					5	Egyéb működési célú támogatások, kiadások	250,0		
	9					Szolidaritási programok			
		1				Európai Menekültügyi Alap			31,2
				1		Működési költségvetés		100,0	
					5	Egyéb működési célú támogatások, kiadások	131,2		
		2				Integrációs Alap			149,5
				1		Működési költségvetés		469,6	
					5	Egyéb működési célú támogatások, kiadások	619,1		
		3				Visszatérési Alap			48,8
				1		Működési költségvetés		138,6	
					5	Egyéb működési célú támogatások, kiadások	187,4		
		4				Külső Határok Alap			380,5
				1		Működési költségvetés		486,5	
					5	Egyéb működési célú támogatások, kiadások	600,6		
				2		Felhalmozási költségvetés		1 135,2	
					3	Egyéb intézményi felhalmozási kiadások	1 401,6		
						1–20. cím összesen:	*311 299,7*	*12 965,3*	*298 334,4*
21						Központosított bevételek			
	1					Cégnyilvántartás bevételei		1 500,0	
						XIV. fejezet összesen:	*311 299,7*	*14 465,3*	*298 334,4*
						XIV. fejezet zárolt egyensúlyi tartaléka:	*5 893,2*		*5 893,2*
						XIV. fejezet mindösszesen:	*317 192,9*	*14 465,3*	*304 227,6*

XV. NEMZETI FEJLESZTÉSI ÉS GAZDASÁGI MINISZTÉRIUM

1						Nemzeti Fejlesztési és Gazdasági Minisztérium Igazgatása			4 191,4
				1		Működési költségvetés		6,8	
					1	Személyi juttatások	2 761,2		
					2	Munkaadókat terhelő járulékok	835,7		
					3	Dologi kiadások	588,7		
					5	Egyéb működési célú támogatások, kiadások	12,6		
				3		Kölcsönök	38,3	38,3	
3						Magyar Kereskedelmi Engedélyezési Hivatal			511,7
				1		Működési költségvetés		5 250,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2009. évi előirányzat		
					1						Személyi juttatások	1 937,3		
					2						Munkaadókat terhelő járulékok	589,0		
					3						Dologi kiadások	3 086,6		
					5						Egyéb működési célú támogatások, kiadások	2,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	130,7		
					2						Felújítás	10,0		
					3						Egyéb intézményi felhalmozási kiadások	5,4		
25						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		16						Központi feladatok ellátása						85,0
				1						Működési költségvetés				
					3						Dologi kiadások	85,0		
		17						Államigazgatás hatékonyságának növelése						125,0
				1						Működési költségvetés				
					3						Dologi kiadások	115,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
		46						Nemzetközi jelentőségű, kiemelt KFI programok támogatása						100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
		47						Kiemelt ágazatok fejlesztési stratégiájának támogatása						80,0
				1						Működési költségvetés				
					3						Dologi kiadások	80,0		
	3						Vállalkozási célelőirányzatok							
		1						Beruházás ösztönzési célelőirányzat						17 000,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	17 000,0		
		2						Nemzeti beruházás ösztönzési vállalkozási célelőirányzat						
			1						Nemzeti beruházás ösztönzési célelőirányzat					880,0
				1						Működési költségvetés				
					3						Dologi kiadások	542,0		
					5						Egyéb működési célú támogatások, kiadások	328,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	10,0		
		3						Kis- és középvállalkozói célelőirányzat						1 700,0
				1						Működési költségvetés				3,0	
					3						Dologi kiadások	498,0		
					5						Egyéb működési célú támogatások, kiadások	1 005,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	200,0		
		8						Külgazdaság fejlesztési célelőirányzat						2 900,0
				1						Működési költségvetés				
					3						Dologi kiadások	70,0		
					5						Egyéb működési célú támogatások, kiadások	2 830,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		9						Védelmi és biztonsági ipar versenyképessége						90,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	90,0		
	4						Területfejlesztési és építésügyi feladatok							
		1						Területrendezés						79,0
				1						Működési költségvetés				
					1						Személyi juttatások	5,0		
					2						Munkaadókat terhelő járulékok	1,4		
					3						Dologi kiadások	27,6		
					5						Egyéb működési célú támogatások, kiadások	45,0		
		2						Építésügyi célelőirányzat						
				1						Működési költségvetés			600,0	
					3						Dologi kiadások	200,0		
					5						Egyéb működési célú támogatások, kiadások	200,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	200,0		
		3						Terület- és régiófejlesztési célelőirányzat						
			1						Központi fejlesztési feladatok					1 493,1
				1						Működési költségvetés				
					3						Dologi kiadások	862,1		
					5						Egyéb működési célú támogatások, kiadások	400,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	231,0		
			2						Vásárhelyi Terv továbbfejlesztése					931,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	93,1		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	837,9		
			3						Decentralizált területfejlesztési programok					3 500,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	138,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3 362,0		
		4						Területfejlesztési intézményrendszeri feladatok						
			1						Regionális Fejlesztési Tanácsok és munkaszervezeteik működési kiadásai					371,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	371,0		
			2						Megyei Területfejlesztési Tanácsok és munkaszervezeteik működési kiadásai					150,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	150,0		
			3						Kistérségi fejlesztési tanácsok és munkaszervezeteik támogatása					700,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	700,0		
			5						Önkormányzati és térségi koordinátori hálózat működési kiadásai					330,5
				1						Működési költségvetés				

						FEJEZET						2009. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	267,7		
					2						Munkaadókat terhelő járulékok	62,8		
			6						Balaton Fejlesztési Tanács támogatása					90,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	89,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1,0		
			7						Budapest Agglomerációs Fejlesztési Tanács támogatása					17,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	17,0		
			8						Egyéb területfejlesztési intézmények működésének támogatása					12,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,0		
		5						Államháztartáson kívüli szervezetek támogatása						
			2						Területfejlesztési háttérintézményi feladatok					440,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	386,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	54,0		
		18						Azbesztcementből épült házak szakértői vizsgálata						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
	13						Üzletre hangolva							110,0
				1						Működési költségvetés				
					3						Dologi kiadások	110,0		
	14						Társadalmi szervezetek címzett támogatása							
		5						Nemzetközi szabványosítási és akkreditálási feladatok						126,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	126,0		
	30						Egyéb fejezeti kezelésű előirányzatok							
		16						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján						54,7
				1						Működési költségvetés				
					3						Dologi kiadások	13,7		
					5						Egyéb működési célú támogatások, kiadások	41,0		
		26						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok						150,5
				1						Működési költségvetés				
					1						Személyi juttatások	5,4		
					2						Munkaadókat terhelő járulékok	0,6		
					3						Dologi kiadások	144,5		
		33						Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok						76,6
				1						Működési költségvetés				
					3						Dologi kiadások	76,6		
		34						NATO tagságból adódó ágazati feladatok						44,7
				1						Működési költségvetés				
					3						Dologi kiadások	44,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		35						Kegyeleti Alap						100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
	41						Magán és egyéb jogi személyek kártérítése							1,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
	42						Kincstári díjak							100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
	47						Kötött segélyhitelezés							585,2
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	585,2		
	50						Fejezeti tartalék							
		1						Fejezeti általános tartalék				500,0		500,0
											1–25. cím összesen:	*43 533,5*	*5 898,1*	*37 635,4*
28						Központosított bevételek								
	1						Gazdaságfejlesztési támogatások visszatérülése						40,0	
	4						Területfejlesztési kölcsönök visszatérülése						150,0	
											XV. fejezet összesen:	*43 533,5*	*6 088,1*	*37 635,4*
											XV. fejezet zárolt egyensúlyi tartaléka:	*1 452,5*		*1 452,5*
											XV. fejezet mindösszesen:	*44 986,0*	*6 088,1*	*39 087,9*

XVI. KÖRNYEZETVÉDELMI ÉS VÍZÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Környezetvédelmi és Vízügyi Minisztérium igazgatása								5 670,0
				1						Működési költségvetés			25,9	
					1						Személyi juttatások	2 288,1		
					2						Munkaadókat terhelő járulékok	692,9		
					3						Dologi kiadások	2 240,8		
					5						Egyéb működési célú támogatások, kiadások	393,7		
				2						Felhalmozási költségvetés			6,0	
					1						Intézményi beruházási kiadások	63,4		
					2						Felújítás	23,0		
				3						Kölcsönök		5,0	5,0	
2						Környezetvédelmi és Vízügyi Minisztérium Fejlesztési Igazgatóság								905,9
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	471,6		
					2						Munkaadókat terhelő járulékok	151,5		
					3						Dologi kiadások	252,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	30,4		
3						Országos Meteorológiai Szolgálat								926,7
				1						Működési költségvetés			987,0	
					1						Személyi juttatások	750,1		
					2						Munkaadókat terhelő járulékok	239,8		
					3						Dologi kiadások	770,4		
					5						Egyéb működési célú támogatások, kiadások	0,4		
				2						Felhalmozási költségvetés			11,0	
					1						Intézményi beruházási kiadások	124,0		
					2						Felújítás	40,0		
				3						Kölcsönök		3,0	3,0	
4						Vízügyi és Környezetvédelmi Központi Igazgatóság								1 074,3
				1						Működési költségvetés			20,4	
					1						Személyi juttatások	360,2		
					2						Munkaadókat terhelő járulékok	115,8		
					3						Dologi kiadások	566,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	47,9		
					2						Felújítás	4,1		
5						Nemzeti park igazgatóságok								3 239,9
				1						Működési költségvetés			2 026,9	
					1						Személyi juttatások	2 342,8		
					2						Munkaadókat terhelő járulékok	748,4		
					3						Dologi kiadások	2 019,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	86,0		
					2						Felújítás	70,5		
6						Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek								6 384,0
				1						Működési költségvetés			2 456,6	
					1						Személyi juttatások	5 195,2		
					2						Munkaadókat terhelő járulékok	1 657,7		
					3						Dologi kiadások	1 749,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	231,1		
					2						Felújítás	7,5		
7						Környezetvédelmi és vízügyi igazgatóságok								13 354,2
				1						Működési költségvetés			2 348,1	
					1						Személyi juttatások	9 020,8		
					2						Munkaadókat terhelő járulékok	2 886,5		
					3						Dologi kiadások	3 678,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2009. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			24,9	
					1						Intézményi beruházási kiadások	141,2		
10						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		5						Regionális viziközmű rendszerek állami kötelezettségei és a pályázati fejlesztéséhez szükséges önerő						200,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	200,0		
		7						Vízkárelhárítás						
			5						Vásárhelyi terv továbbfejlesztése					602,3
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	602,3		
			7						Vízkárelhárítási művek fejlesztési és állagmegóvási feladatai					1 249,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	1 249,0		
		9						Balatoni regionális víziközmű-hálózat fejlesztése						211,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	211,0		
		19						EU Víz Keretirányelv végrehajtásának feladatai						206,3
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	206,3		
		20						Ivóvíz-minőség javító program						871,8
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	871,8		
	2						Ágazati célelőirányzatok							
		3						Vízkárelhárítási művek fenntartása						1 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	64,0		
					3						Dologi kiadások	736,0		
		6						Szigetközi térség kárainak mérséklése, környezeti monitoring működtetése						75,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	48,6		
		7						Nemzetközi fizetési kötelezettségek						180,0
				1						Működési költségvetés				
					3						Dologi kiadások	180,0		
		8						Szigetközi vízpótlással kapcsolatos működési kiadások						100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
		10						Tárca szintű kutatási feladatok						120,0
				1						Működési költségvetés				
					3						Dologi kiadások	120,0		
		12						Balaton intézkedési terv és nagy tavaink védelme program						52,0
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	26,6		
					2						Munkaadókat terhelő járulékok	8,5		
					3						Dologi kiadások	16,9		
		15						Nemzeti Éghajlatváltozási Stratégia végrehajtása						86,6
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	60,2		
		30						Kincstári számlavezetési díjak és kamat kifizetések						60,0
				1						Működési költségvetés				
					3						Dologi kiadások	60,0		
		34						Víz- és környezeti kárelhárítás						400,0
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	64,0		
					3						Dologi kiadások	136,0		
		35						Természetvédelmi kártalanítás						52,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	52,0		
		36						Természetvédelmi pályázatok támogatása						577,9
				1						Működési költségvetés				
					1						Személyi juttatások	96,7		
					2						Munkaadókat terhelő járulékok	31,5		
					3						Dologi kiadások	213,0		
					5						Egyéb működési célú támogatások, kiadások	68,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	156,1		
					3						Egyéb intézményi felhalmozási kiadások	11,8		
		37						Hulladék-kezelési és gazdálkodási feladatok						121,1
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	73,6		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	21,1		
		38						Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés kifizetése						1 800,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 800,0		
		39						Országos Környezeti Kármentesítési Program végrehajtása						900,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	16,0		
					3						Dologi kiadások	410,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	424,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		41						Állami feladatok költséghatékony átvállalása az NKP megvalósításában						300,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	300,0		
		43						Magán és egyéb jogi személyek kártérítése						80,0
				1						Működési költségvetés				
					3						Dologi kiadások	80,0		
		44						Az illegális hulladéklerakók felszámolásának feladatai						120,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	120,0		
		45						Vízgazdálkodási pályázatok előkészítése és támogatása						361,8
				1						Működési költségvetés				
					1						Személyi juttatások	72,4		
					2						Munkaadókat terhelő járulékok	23,2		
					3						Dologi kiadások	266,2		
	10						Fejezeti tartalék							
		1						Fejezeti általános tartalék				200,0		200,0
											1–10. cím összesen:	*49 396,6*	*7 914,8*	*41 481,8*
12						Központosított bevételek								
	1						Környezetvédelmi támogatások visszatérülése						525,3	
	2						Bírságok							
		1						Légszennyezési bírság					454,9	
		4						Veszélyes hulladék bírság					27,1	
		5						Zaj- és rezgésvédelmi bírság					10,4	
		6						Természetvédelmi bírság					9,7	
	3						Termékdíjak							
		1						Gumiabroncs termékdíjak					500,0	
		2						Csomagolóeszközök termékdíja					10 200,0	
		4						Akkumulátorok termékdíja					300,0	
		5						Kenőolajok termékdíja					6 200,0	
		7						Reklámhordozó papírok termékdíja					2 200,0	
		9						Elektromos és elektronikai berendezések termékdíja					2 300,0	
		10						Hűtőközeg termékdíja					200,0	
	5						Vízkészletjárulék						11 591,7	
											XVI. fejezet összesen:	*49 396,6*	*42 433,9*	*41 481,8*
											XVI. fejezet zárolt egyensúlyi tartaléka:	*1 402,8*		*1 402,8*
											XVI. fejezet mindösszesen:	*50 799,4*	*42 433,9*	*42 884,6*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Közlekedési, Hírközlési és Energiaügyi Minisztérium								2 350,9
				1						Működési költségvetés			310,4	
					1						Személyi juttatások	1 627,5		
					2						Munkaadókat terhelő járulékok	482,8		
					3						Dologi kiadások	472,6		
					5						Egyéb működési célú támogatások, kiadások	53,7		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	24,7		
				3						Kölcsönök		11,0	11,0	
2						Bányászati Utókezelő és Éjjeli Szanatórium								76,5
				1						Működési költségvetés			66,0	
					1						Személyi juttatások	65,9		
					2						Munkaadókat terhelő járulékok	22,3		
					3						Dologi kiadások	54,3		
3						Nemzeti Hírközlési Hatóság								
				1						Működési költségvetés			21 347,8	
					1						Személyi juttatások	2 803,5		
					2						Munkaadókat terhelő járulékok	896,5		
					3						Dologi kiadások	14 809,8		
					5						Egyéb működési célú támogatások, kiadások	160,0		
				2						Felhalmozási költségvetés			20,0	
					1						Intézményi beruházási kiadások	2 574,4		
					2						Felújítás	116,3		
				3						Kölcsönök		13,0	5,7	
4						Országos Atomenergia Hivatal								67,3
				1						Működési költségvetés			1 934,7	
					1						Személyi juttatások	685,4		
					2						Munkaadókat terhelő járulékok	210,5		
					3						Dologi kiadások	1 027,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	78,9		
5						Bányászati és Földtani Intézmények								
	1						Magyar Bányászati és Földtani Hivatal							144,9
				1						Működési költségvetés			1 862,6	
					1						Személyi juttatások	846,3		
					2						Munkaadókat terhelő járulékok	257,7		
					3						Dologi kiadások	752,1		
					5						Egyéb működési célú támogatások, kiadások	21,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	130,0		
				3						Kölcsönök		3,0	3,0	
	2						Magyar Állami Földtani Intézet							321,3
				1						Működési költségvetés			496,7	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2009. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	388,5		
					2						Munkaadókat terhelő járulékok	126,1		
					3						Dologi kiadások	303,4		
				3						Kölcsönök		0,4	0,4	
	3						Magyar Állami Eötvös Loránd Geofizikai Intézet							252,2
				1						Működési költségvetés			355,5	
					1						Személyi juttatások	248,2		
					2						Munkaadókat terhelő járulékok	79,4		
					3						Dologi kiadások	280,1		
6						Magyar Energia Hivatal								
				1						Működési költségvetés			3 399,0	
					1						Személyi juttatások	775,8		
					2						Munkaadókat terhelő járulékok	241,3		
					3						Dologi kiadások	2 278,7		
					5						Egyéb működési célú támogatások, kiadások	0,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	98,9		
					2						Felújítás	2,4		
				3						Kölcsönök		2,4	1,0	
7						Nemzeti Közlekedési Hatóság								
				1						Működési költségvetés			27 868,6	
					1						Személyi juttatások	9 344,0		
					2						Munkaadókat terhelő járulékok	2 675,9		
					3						Dologi kiadások	13 784,8		
					5						Egyéb működési célú támogatások, kiadások	300,0		
				2						Felhalmozási költségvetés			16,7	
					1						Intézményi beruházási kiadások	1 718,9		
					2						Felújítás	45,9		
				3						Kölcsönök		34,3	18,5	
8						Közlekedésfejlesztési Koordinációs Központ								
				1						Működési költségvetés			4 402,2	
					1						Személyi juttatások	1 273,4		
					2						Munkaadókat terhelő járulékok	387,0		
					3						Dologi kiadások	2 473,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	264,0		
				3						Kölcsönök		4,0		
9						MÁV egészségügyi alapellátó intézmények								
				1						Működési költségvetés			1 360,1	
					1						Személyi juttatások	737,8		
					2						Munkaadókat terhelő járulékok	242,8		
					3						Dologi kiadások	369,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,4		
10						Közlekedésbiztonsági Szervezet								481,4
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	303,1		
					2						Munkaadókat terhelő járulékok	88,0		
					3						Dologi kiadások	75,5		
					5						Egyéb működési célú támogatások, kiadások	2,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	12,8		
12						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		3						Kikötők fejlesztése						312,3
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	312,3		
		9						Akadálymentes közlekedés fejlesztése						98,6
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	98,6		
	2						Ágazati célelőirányzatok							
		1						Energiafelhasználási hatékonyság javítása						1 506,0
				1						Működési költségvetés				
					3						Dologi kiadások	4,5		
					5						Egyéb működési célú támogatások, kiadások	140,3		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 361,2		
		2						A közúti közlekedésbiztonság egyes állami feladatai						
				1						Működési költségvetés			1 200,0	
					3						Dologi kiadások	1 200,0		
		4						Uránércbánya hosszú távú környezeti kárelhárítás						680,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	680,0		
		6						Belvízi hajózási alapprogram						0,5
				1						Működési költségvetés				
					3						Dologi kiadások	0,5		
		8						Államigazgatás hatékonyságának növelése						41,6
				1						Működési költségvetés				
					3						Dologi kiadások	41,6		
		12						EU szabványok honosítása						27,3
				1						Működési költségvetés				
					3						Dologi kiadások	27,3		
		17						Magán és egyéb jogi személyek kártérítése						325,0
				1						Működési költségvetés				
					3						Dologi kiadások	325,0		
		19						Szakképzési feladatok						67,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	67,9		
	4						Ágazati szabályozási feladatok							
		1						Ágazati szabályozási feladatok (Hírközlés, Közlekedés, Infrastruktúra, Energetika)						206,4
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	206,4		
		2						Postapiaci liberalizáció						100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
	5						Közlekedéssel kapcsolatos és egyéb fejezeti kezelésű előirányzatok							
		1						Gyorsforgalmi úthálózat fejlesztése						12 995,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	12 995,0		
		2						Útpénztár						57 229,1
				1						Működési költségvetés			51 100,0	
					3						Dologi kiadások	22 723,6		
					5						Egyéb működési célú támogatások, kiadások	50 293,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	2 366,8		
					2						Felújítás	28 255,3		
					3						Egyéb intézményi felhalmozási kiadások	4 689,8		
		3						Autópálya rendelkezésre állási díj						55 510,0
				1						Működési költségvetés				
					3						Dologi kiadások	55 510,0		
		8						EU támogatású projektek előkészítése és technikai támogatása						71,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	71,0		
		9						TEN-T pályázatok						4 000,0
				1						Működési költségvetés			2 543,7	
					3						Dologi kiadások	900,0		
					5						Egyéb működési célú támogatások, kiadások	5 283,7		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	360,0		
		10						BKSz működtetésének támogatása						1 725,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 725,0		
		11						Kihelyezett szakértői támogatás						8,3
				1						Működési költségvetés				
					3						Dologi kiadások	8,3		
		14						A közösségi közlekedés összehangolt fejlesztése						645,8
				1						Működési költségvetés				
					3						Dologi kiadások	195,8		
					5						Egyéb működési célú támogatások, kiadások	450,0		
		15						RO-LA gördülő országút						730,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	730,0		
		16						Határkikötők működtetése						162,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	162,0		
		26						Energia Központ Kht. közhasznú feladatai						79,5
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	79,5		
		34						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján						6,7
				1						Működési költségvetés				
					3						Dologi kiadások	6,7		
		35						Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok						2,5
				1						Működési költségvetés				
					3						Dologi kiadások	2,5		
		36						NATO tagságból adódó ágazati feladatok						4,6
				1						Működési költségvetés				
					1						Személyi juttatások	0,9		
					2						Munkaadókat terhelő járulékok	0,1		
					3						Dologi kiadások	3,6		
		37						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok						202,5
				1						Működési költségvetés				
					3						Dologi kiadások	202,5		
		39						Autópálya EIB hitelből						905,2
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	905,2		
	7						Kincstári díjak							166,6
				1						Működési költségvetés				
					3						Dologi kiadások	166,6		
	8						Fejezeti tartalék							
		1						Fejezeti általános tartalék				1 175,8		1 175,8
											1–12. cím összesen:	*261 003,3*	*118 323,6*	*142 679,7*
13						Vállalkozások folyó támogatása								
	1						Egyedi támogatások, ellentételezések							
		2						Bányabezárás				1 760,0		
		3						A helyközi személyszállítási közszolgáltatások és a vasúti pályahálózat működtetésének költségtérítése				193 900,0		
14						Központosított bevételek								
	1						Gépjármű túlsúlydíj						1 400,0	
	2						Energiaár-kompenzációs befizetés						60 000,0	
15						Alapok támogatása								
	1						Központi Nukleáris Pénzügyi Alap támogatása					10 080,0		
											XVII. fejezet összesen:	*466 743,3*	*179 723,6*	*142 679,7*
											XVII. fejezet zárolt egyensúlyi tartaléka:	*7 486,4*		*7 486,4*
											XVII. fejezet mindösszesen:	*474 229,7*	*179 723,6*	*150 166,1*

											FEJEZET	2009. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás

XVIII. KÜLÜGYMINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Külügyminisztérium								
	1						Külügyminisztérium központi igazgatása							7 246,9
				1						Működési költségvetés			230,0	
					1						Személyi juttatások	4 453,7		
					2						Munkaadókat terhelő járulékok	1 474,7		
					3						Dologi kiadások	1 482,2		
					5						Egyéb működési célú támogatások, kiadások	54,3		
				3						Kölcsönök		24,0	12,0	
	2						Külképviseletek igazgatása							32 289,9
				1						Működési költségvetés			3 056,1	
					1						Személyi juttatások	17 709,6		
					2						Munkaadókat terhelő járulékok	3 571,3		
					3						Dologi kiadások	13 569,5		
				2						Felhalmozási költségvetés			62,4	
					1						Intézményi beruházási kiadások	558,0		
				3						Kölcsönök		112,6	112,6	
4						Magyar Külügyi Intézet								175,8
				1						Működési költségvetés			2,0	
					1						Személyi juttatások	74,5		
					2						Munkaadókat terhelő járulékok	24,7		
					3						Dologi kiadások	78,6		
5						Fejezeti kezelésű előirányzatok								
	6						Nemzetközi tagdíjak és európai uniós befizetések							
		1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások						1 904,3
				1						Működési költségvetés				
					3						Dologi kiadások	1 904,3		
		2						Európai uniós befizetések						10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
	8						Turistakölcsönök és konzuli segítségnyújtás							3,0
				1						Működési költségvetés			2,0	
					3						Dologi kiadások	5,0		
	9						Állami Protokoll							
		1						Államfői Protokoll kiadásai						327,2
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	292,2		
		2						Kormányfői Protokoll						327,2
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve (FEJEZET)	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	292,2		
		12						Alapítványok támogatása						
			9						Demokrácia Központ Közalapítvány támogatása					50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
		14						Civil szervezetek támogatása						
			1						Az atlanti gondolatot támogató nem kormányzati szervezetek					34,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	34,0		
			2						A nemzetközi szervezeteket kutató és népszerűsítő nem kormányzati szervek támogatása					3,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3,0		
		15						Külügyi kommunikáció						120,3
				1						Működési költségvetés				
					3						Dologi kiadások	66,0		
					5						Egyéb működési célú támogatások, kiadások	54,3		
		17						EU utazási költségtérítések						0,2
				1						Működési költségvetés			397,8	
					3						Dologi kiadások	0,2		
					5						Egyéb működési célú támogatások, kiadások	397,8		
		22						Nemzetközi fejlesztési együttműködés és humanitárius segélyezés						
			1						Nemzetközi Fejlesztési Együttműködés					300,0
				1						Működési költségvetés				
					3						Dologi kiadások	40,0		
					5						Egyéb működési célú támogatások, kiadások	260,0		
			2						Afganisztáni PRT támogatása a NEFE keretében					500,0
				1						Működési költségvetés				
					3						Dologi kiadások	190,0		
					5						Egyéb működési célú támogatások, kiadások	150,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	160,0		
			4						Humanitárius segélyezés					30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
		30						Schengeni követelmények						
			2						Schengeni követelményeknek való megfelelés					41,0
				1						Működési költségvetés				
					3						Dologi kiadások	27,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	13,5		
		35						Kelet és Dél-kelet Európai kormányzati stratégia végrehajtása és a határon túli magyar kapcsolatok						130,0
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	130,0		
	36						Lakossági EU tájékoztatási feladatok							
		1						„Euvonal" Telefonos Tájékoztató Szolgálat						150,0
				1						Működési költségvetés				
					3						Dologi kiadások	150,0		
		2						EU projektek és programok						30,0
				1						Működési költségvetés				
					3						Dologi kiadások	13,0		
					5						Egyéb működési célú támogatások, kiadások	17,0		
		3						Európai Uniós Kiadványok – Európai Tükör						47,0
				1						Működési költségvetés				
					1						Személyi juttatások	11,0		
					2						Munkaadókat terhelő járulékok	4,0		
					3						Dologi kiadások	32,0		
	37						Magyar állampolgárok válsághelyzetből történő evakuálása							5,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
	38						Demokratikus átalakulás elősegítése							80,0
				1						Működési költségvetés				
					3						Dologi kiadások	15,0		
					5						Egyéb működési célú támogatások, kiadások	65,0		
	39						2011. évi magyar EU elnökségre való felkészülés							
		1						Külügyminisztérium feladatai a 2011. évi magyar EU elnökségre való felkészüléssel kapcsolatban						10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
	40						Magán- és egyéb jogi személyek kártérítése							25,0
				1						Működési költségvetés				
					1						Személyi juttatások	19,0		
					2						Munkaadókat terhelő járulékok	6,0		
	41						Külső Határok Alap							21,1
				1						Működési költségvetés				
					3						Dologi kiadások	11,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,6		
	43						Külföldi magyar emlékek megőrzése							5,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5,0		
	44						Finn–Magyar ifjúsági csereprogramok							13,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	13,0		
	45						Évfordulók, nemzetközi kötelezettségek, rendezvények							158,9
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2009. évi előirányzat		
					1						Személyi juttatások	11,0		
					2						Munkaadókat terhelő járulékok	4,0		
					3						Dologi kiadások	143,9		
											1–5. cím összesen:	*47 912,7*	*3 874,9*	*44 037,8*
7						Központosított bevételek								
	1						Konzuli- és vízumdíj						2 340,0	
											XVIII. fejezet összesen:	*47 912,7*	*6 214,9*	*44 037,8*
											XVIII. fejezet zárolt egyensúlyi tartaléka:	*1 197,8*		*1 197,8*
											XVIII. fejezet mindösszesen:	*49 110,5*	*6 214,9*	*45 235,6*

XIX. UNIÓS FEJLESZTÉSEK

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nemzeti Fejlesztési Ügynökség								2 440,2
				1						Működési költségvetés			84,2	
					1						Személyi juttatások	1 384,5		
					2						Munkaadókat terhelő járulékok	431,3		
					3						Dologi kiadások	632,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	64,2		
					2						Felújítás	9,9		
				3						Kölcsönök		2,7	1,0	
2						Fejezeti kezelésű előirányzatok								
	1						I. Nemzeti Fejlesztési Terv							
		1						Regionális Operatív Program (ROP)						
			1						Térségi infrastruktúra és települési környezet fejlesztése					355,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	355,0		
			2						Humánerőforrás fejlesztés regionális dimenziójának erősítése a régiókban					177,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	177,5		
			3						A turisztikai potenciál erősítése a régiókban					355,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	355,0		
			4						ROP Technikai segítségnyújtás					35,6
				1						Működési költségvetés				
					3						Dologi kiadások	24,9		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2009. évi előirányzat		
					5						Egyéb működési célú támogatások, kiadások	10,7		
		2						Agrár- és Vidékfejlesztési Operatív Program (AVOP)						
			1						Versenyképes alapanyag-termelés megalapozása a mezőgazdaságban					1 190,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	47,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 143,4		
			2						Élelmiszergazdaság modernizálása					384,9
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	384,9		
			3						Vidéki térségek fejlesztése					2 007,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	360,4		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 646,7		
			4						AVOP Technikai segítségnyújtás					5,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5,5		
		3						Gazdasági Versenyképesség Operatív Program (GVOP)						
			1						Beruházás-ösztönzés					30,8
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	30,8		
			2						Kis- és középvállalkozások fejlesztése					30,8
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	30,8		
			3						Információs társadalom és gazdaságfejlesztés					30,8
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	30,8		
			4						Kutatás-fejlesztés, innováció					30,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,8		
		5						Humánerőforrás-fejlesztési Operatív Program (HEFOP)						
			1						Társadalmi kirekesztés elleni küzdelem a munkaerőpiacra történő belépés segítésére					2 460,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 337,8		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	123,1		
			5						Egész életen át tartó tanulás és alkalmazkodóképesség támogatása					4 786,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4 307,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	478,7		
			10						Az oktatási, szociális és egészségügyi infrastruktúra fejlesztése					463,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	55,6		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	408,0		
			13			Aktív munkaerőpiaci politikák támogatása			284,4
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	261,6		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	22,8		
			15			HEFOP Technikai segítségnyújtás			309,9
				1		Működési költségvetés			
					3	Dologi kiadások	108,5		
					5	Egyéb működési célú támogatások, kiadások	201,4		
		6				KTK technikai segítségnyújtás			7,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	7,0		
	2					Közösségi Kezdeményezések			
		2				EQUAL Közösségi Kezdeményezés			
			1			EQUAL Közösségi Kezdeményezés intézkedései			543,5
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	516,3		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	27,2		
			2			EQUAL Közösségi Kezdeményezés – Technikai Segítségnyújtás, Országos Foglalkoztatási Közalapítvány (OFA) támogatása			11,6
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	11,6		
			3			EQUAL Közösségi Kezdeményezés – Technikai Segítségnyújtás			6,2
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	6,2		
	3					Kohéziós Alap támogatásból megvalósuló projektek			
		1				Kohéziós Alap támogatásából megvalósuló közlekedési projektek			19 905,9
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	985,0		
				2		Felhalmozási költségvetés		9 547,8	
					3	Egyéb intézményi felhalmozási kiadások	28 468,7		
		2				Kohéziós Alap támogatásból megvalósuló környezetvédelmi projektek			7 833,8
				1		Működési költségvetés		147,9	
					5	Egyéb működési célú támogatások, kiadások	412,4		
				2		Felhalmozási költségvetés		22 072,9	
					3	Egyéb intézményi felhalmozási kiadások	29 642,2		
	4					Új Magyarország Fejlesztési Terv			
		1				Gazdaságfejlesztés Operatív Program			
			1			K+F és innováció a versenyképességért			498,9
				1		Működési költségvetés		2 629,8	
					5	Egyéb működési célú támogatások, kiadások	3 093,9		
				2		Felhalmozási költségvetés		197,3	

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Egyéb intézményi felhalmozási kiadások	232,1		
			2						A vállalkozások (kiemelten a KKV-k) komplex fejlesztései					2 840,5
				1						Működési költségvetés			890,2	
					5						Egyéb működési célú támogatások, kiadások	1 047,2		
				2						Felhalmozási költségvetés			15 206,2	
					3						Egyéb intézményi felhalmozási kiadások	17 889,7		
		3						A modern üzleti környezet erősítése						343,5
				1						Működési költségvetés			1 161,9	
					5						Egyéb működési célú támogatások, kiadások	1 367,0		
				2						Felhalmozási költségvetés			784,6	
					3						Egyéb intézményi felhalmozási kiadások	923,0		
		4						JEREMIE-típusú pénzügyi eszközök						4 120,1
				1						Működési költségvetés			33,8	
					3						Dologi kiadások	39,9		
				2						Felhalmozási költségvetés			23 538,5	
					3						Egyéb intézményi felhalmozási kiadások	27 652,5		
			5						Gazdaságfejlesztés Operatív Program – Technikai segítségnyújtás					182,2
				1						Működési költségvetés			1 032,6	
					3						Dologi kiadások	1 122,5		
					5						Egyéb működési célú támogatások, kiadások	92,3		
		2						Közlekedés Operatív Program						
			1						Az ország és a régióközpontok nemzetközi közúti elérhetőségének javítása					8 131,3
				2						Felhalmozási költségvetés			46 077,3	
					3						Egyéb intézményi felhalmozási kiadások	54 208,6		
			2						Az ország és a régióközpontok nemzetközi vasúti és vízi elérhetőségének javítása					11 886,3
				2						Felhalmozási költségvetés			67 355,8	
					3						Egyéb intézményi felhalmozási kiadások	79 242,1		
			3						Térségi elérhetőség javítása					7 273,6
				2						Felhalmozási költségvetés			41 216,2	
					3						Egyéb intézményi felhalmozási kiadások	48 489,8		
			4						Közlekedési módok összekapcsolása, gazdasági központok intermodalitásának és közlekedési infrastruktúrájának fejlesztése					65,6
				2						Felhalmozási költségvetés			371,9	
					3						Egyéb intézményi felhalmozási kiadások	437,5		
			5						Városi és elővárosi közösségi közlekedés fejlesztése					11 647,0
				2						Felhalmozási költségvetés			66 000,1	
					3						Egyéb intézményi felhalmozási kiadások	77 647,1		
			6						Közlekedés Operatív Program – Technikai segítségnyújtás					332,3
				1						Működési költségvetés			1 883,0	
					3						Dologi kiadások	2 215,3		
		3						Társadalmi megújulás Operatív Program						
			1						A foglalkoztathatóság fejlesztése, a munkaerőpiacra való belépés ösztönzése					2 189,4
				1						Működési költségvetés			17 271,8	
					5						Egyéb működési célú támogatások, kiadások	19 316,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			1 223,6	
					3						Egyéb intézményi felhalmozási kiadások	1 368,4		
			2						Alkalmazkodóképesség javítása					2 601,9
				1						Működési költségvetés			13 227,4	
					5						Egyéb működési célú támogatások, kiadások	15 561,6		
				2						Felhalmozási költségvetés			1 516,7	
					3						Egyéb intézményi felhalmozási kiadások	1 784,4		
			3						Minőségi oktatás és hozzáférés biztosítása mindenkinek					1 645,3
				1						Működési költségvetés			11 382,0	
					5						Egyéb működési célú támogatások, kiadások	11 430,8		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 596,5		
			4						A felsőoktatás tartalmi és szervezetei fejlesztése a tudásalapú gazdaság kiépítése érdekében					552,2
				1						Működési költségvetés			3 783,6	
					5						Egyéb működési célú támogatások, kiadások	3 298,4		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 037,4		
			5						Társadalmi befogadás, részvétel erősítése					225,9
				1						Működési költségvetés			4 398,3	
					5						Egyéb működési célú támogatások, kiadások	4 193,7		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	430,5		
			6						Egészségmegőrzés és egészségügyi humánerőforrás-fejlesztés					622,5
				1						Működési költségvetés			4 205,4	
					5						Egyéb működési célú támogatások, kiadások	4 224,4		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	603,5		
		8						Társadalmi megújulás Operatív Program – MPA						
			1						A foglalkoztathatóság fejlesztése, a munkaerőpiacra való belépés ösztönzése – MPA					
				1						Működési költségvetés			1 680,9	
					5						Egyéb működési célú támogatások, kiadások	1 680,9		
				2						Felhalmozási költségvetés			119,1	
					3						Egyéb intézményi felhalmozási kiadások	119,1		
		13						Társadalmi megújulás Operatív Program – Technikai segítségnyújtás						589,7
				1						Működési költségvetés			3 341,9	
					3						Dologi kiadások	3 562,4		
					5						Egyéb működési célú támogatások, kiadások	369,2		
		14						Társadalmi infrastruktúra Operatív Program						
			1						Az oktatási infrastruktúra fejlesztése					2 945,0
				1						Működési költségvetés			3 337,7	
					5						Egyéb működési célú támogatások, kiadások	3 926,7		
				2						Felhalmozási költségvetés			13 350,6	
					3						Egyéb intézményi felhalmozási kiadások	15 706,6		
			2						Az egészségügyi infrastruktúra fejlesztése					3 631,8
				1						Működési költségvetés			4 116,1	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	 Bevétel	 Támogatás
					5						Egyéb működési célú támogatások, kiadások	4 842,5		
				2						Felhalmozási költségvetés			16 464,4	
					3						Egyéb intézményi felhalmozási kiadások	19 369,8		
			3						A munkaerőpiaci részvételt és a társadalmi befogadást támogató infrastruktúra fejlesztése					1 070,8
				1						Működési költségvetés			2 120,9	
					5						Egyéb működési célú támogatások, kiadások	2 335,1		
				2						Felhalmozási költségvetés			8 483,9	
					3						Egyéb intézményi felhalmozási kiadások	9 340,5		
			4						Társadalmi infrastruktúra Operatív Program – Technikai segítségnyújtás					346,5
				1						Működési költségvetés			1 963,4	
					3						Dologi kiadások	2 125,4		
					5						Egyéb működési célú támogatások, kiadások	184,5		
		19						Környezet és energia Operatív Program						
			1						Egészséges, tiszta települések					6 951,0
				2						Felhalmozási költségvetés			39 388,7	
					3						Egyéb intézményi felhalmozási kiadások	46 339,7		
			2						Vizeink jó kezelése					2 148,8
				2						Felhalmozási költségvetés			12 178,9	
					3						Egyéb intézményi felhalmozási kiadások	14 327,7		
			3						Természeti értékeink jó kezelése					54,7
				2						Felhalmozási költségvetés			309,9	
					3						Egyéb intézményi felhalmozási kiadások	364,6		
			4						Fenntartható életmód és fogyasztás					6,5
				1						Működési költségvetés			26,0	
					5						Egyéb működési célú támogatások, kiadások	32,5		
			5						Hatékony energia-felhasználás					339,6
				1						Működési költségvetés			327,0	
					5						Egyéb működési célú támogatások, kiadások	384,7		
				2						Felhalmozási költségvetés			1 597,3	
					3						Egyéb intézményi felhalmozási kiadások	1 879,2		
			6						A megújuló energiaforrás-felhasználás növelése					516,4
				1						Működési költségvetés			497,3	
					5						Egyéb működési célú támogatások, kiadások	585,1		
				2						Felhalmozási költségvetés			2 428,7	
					3						Egyéb intézményi felhalmozási kiadások	2 857,3		
			7						Projekt előkészítés					1 901,6
				1						Működési költségvetés			10 776,9	
					5						Egyéb működési célú támogatások, kiadások	12 678,5		
			9						Környezet és energia Operatív Program – Technikai segítségnyújtás					205,1
				1						Működési költségvetés			1 162,5	
					3						Dologi kiadások	6,2		
					5						Egyéb működési célú támogatások, kiadások	1 361,4		
		20						Államreform Operatív Program						
			1						Folyamatok megújítása és szervezetfejlesztés					94,2
				1						Működési költségvetés			474,5	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	558,1		
				2						Felhalmozási költségvetés			60,0	
					3						Egyéb intézményi felhalmozási kiadások	70,6		
			2						Az emberi erőforrás minőségének javítása					117,7
				1						Működési költségvetés			530,9	
					5						Egyéb működési célú támogatások, kiadások	624,6		
				2						Felhalmozási költségvetés			135,8	
					3						Egyéb intézményi felhalmozási kiadások	159,8		
			3						A Közép-magyarországi régióban megvalósuló fejlesztések					158,4
				1						Működési költségvetés			742,5	
					5						Egyéb működési célú támogatások, kiadások	873,6		
				2						Felhalmozási költségvetés			154,7	
					3						Egyéb intézményi felhalmozási kiadások	182,0		
			4						Államreform Operatív Program – Technikai segítségnyújtás					7,1
				1						Működési költségvetés			40,6	
					3						Dologi kiadások	47,7		
		21						Elektronikus közigazgatás Operatív Program						
			1						A közigazgatás és közigazgatási szolgáltatások belső folyamatainak megújítása					583,8
				1						Működési költségvetés			330,8	
					5						Egyéb működési célú támogatások, kiadások	389,2		
				2						Felhalmozási költségvetés			2 976,6	
					3						Egyéb intézményi felhalmozási kiadások	3 502,0		
			2						A közigazgatás szolgáltatásokhoz történő hozzáférést támogató fejlesztések					476,2
				1						Működési költségvetés			270,0	
					5						Egyéb működési célú támogatások, kiadások	317,6		
				2						Felhalmozási költségvetés			2 429,1	
					3						Egyéb intézményi felhalmozási kiadások	2 857,7		
			3						Központi, országos fejlesztések					175,4
				1						Működési költségvetés			67,5	
					5						Egyéb működési célú támogatások, kiadások	79,4		
				2						Felhalmozási költségvetés			926,9	
					3						Egyéb intézményi felhalmozási kiadások	1 090,4		
			4						Elektronikus közigazgatás Operatív Program – Technikai segítségnyújtás					10,6
				1						Működési költségvetés			60,2	
					3						Dologi kiadások	70,8		
		22						Végrehajtás Operatív Program						1 185,5
				1						Működési költségvetés			3 613,4	
					3						Dologi kiadások	2 495,6		
					5						Egyéb működési célú támogatások, kiadások	2 102,1		
				2						Felhalmozási költségvetés			739,6	
					1						Intézményi beruházási kiadások	799,0		
					3						Egyéb intézményi felhalmozási kiadások	141,8		
		23						Nyugat-dunántúli Operatív Program						
			1						NYDOP Regionális gazdaságfejlesztés					86,9
				1						Működési költségvetés			13,5	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	15,2		
				2						Felhalmozási költségvetés			664,3	
					3						Egyéb intézményi felhalmozási kiadások	749,5		
	2						Turizmusfejlesztés – Pannon Örökség megújítása							251,6
				1						Működési költségvetés			39,2	
					5						Egyéb működési célú támogatások, kiadások	44,4		
				2						Felhalmozási költségvetés			1 921,4	
					3						Egyéb intézményi felhalmozási kiadások	2 167,8		
	3						NYDOP Városfejlesztés							158,3
				1						Működési költségvetés			37,0	
					5						Egyéb működési célú támogatások, kiadások	41,8		
				2						Felhalmozási költségvetés			1 196,5	
					3						Egyéb intézményi felhalmozási kiadások	1 350,0		
	4						NYDOP Környezetvédelmi és közlekedési infrastruktúra							170,8
				2						Felhalmozási költségvetés			1 330,6	
					3						Egyéb intézményi felhalmozási kiadások	1 501,4		
	5						Helyi és térségi közszolgáltatások infrastrukturális fejlesztése							164,2
				2						Felhalmozási költségvetés			1 279,8	
					3						Egyéb intézményi felhalmozási kiadások	1 444,0		
	6						Nyugat-dunántúli Operatív Program – Technikai segítségnyújtás							46,4
				1						Működési költségvetés			344,6	
					3						Dologi kiadások	368,4		
					5						Egyéb működési célú támogatások, kiadások	20,4		
				2						Felhalmozási költségvetés			18,2	
					3						Egyéb intézményi felhalmozási kiadások	20,4		
24						Közép-dunántúli Operatív Program								
	1						KDOP Regionális gazdaságfejlesztés							125,7
				1						Működési költségvetés			19,6	
					5						Egyéb működési célú támogatások, kiadások	22,1		
				2						Felhalmozási költségvetés			960,0	
					3						Egyéb intézményi felhalmozási kiadások	1 083,2		
	2						KDOP Regionális turizmusfejlesztés							295,3
				1						Működési költségvetés			46,0	
					5						Egyéb működési célú támogatások, kiadások	51,9		
				2						Felhalmozási költségvetés			2 256,2	
					3						Egyéb intézményi felhalmozási kiadások	2 545,6		
	3						Fenntartható településfejlesztés							141,4
				1						Működési költségvetés			33,0	
					5						Egyéb működési célú támogatások, kiadások	37,3		
				2						Felhalmozási költségvetés			1 068,7	
					3						Egyéb intézményi felhalmozási kiadások	1 205,8		
	4						Helyi és térségi környezetvédelmi és közlekedési infrastruktúra fejlesztése							235,7
				2						Felhalmozási költségvetés			1 837,1	
					3						Egyéb intézményi felhalmozási kiadások	2 072,8		
	5						KDOP Humán infrastruktúra fejlesztése							119,3
				2						Felhalmozási költségvetés			930,4	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET						2009. évi előirányzat		
						Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					3						Egyéb intézményi felhalmozási kiadások	1 049,7		
	6						Közép-dunántúli Operatív Program – Technikai segítségnyújtás							44,4
				1						Működési költségvetés			328,8	
					3						Dologi kiadások	351,4		
					5						Egyéb működési célú támogatások, kiadások	19,6		
				2						Felhalmozási költségvetés			17,4	
					3						Egyéb intézményi felhalmozási kiadások	19,6		
25						Dél-dunántúli Operatív Program								
	1						A városi térségek fejlesztésére alapozott versenyképes gazdaság megteremtése							74,7
				1						Működési költségvetés			11,5	
					5						Egyéb működési célú támogatások, kiadások	13,0		
				2						Felhalmozási költségvetés			570,2	
					3						Egyéb intézményi felhalmozási kiadások	643,4		
	2						DDOP – A turisztikai potenciál erősítése a régióban							224,3
				1						Működési költségvetés			34,9	
					5						Egyéb működési célú támogatások, kiadások	39,5		
				2						Felhalmozási költségvetés			1 712,7	
					3						Egyéb intézményi felhalmozási kiadások	1 932,4		
	3						Humán közszolgáltatások fejlesztése							285,9
				2						Felhalmozási költségvetés			2 228,5	
					3						Egyéb intézményi felhalmozási kiadások	2 514,4		
	4						Integrált városfejlesztési akciók támogatása							421,3
				1						Működési költségvetés			98,5	
					5						Egyéb működési célú támogatások, kiadások	111,3		
				2						Felhalmozási költségvetés			3 183,6	
					3						Egyéb intézményi felhalmozási kiadások	3 592,1		
	5						Az elérhetőség javítása és környezetfejlesztés							270,0
				2						Felhalmozási költségvetés			2 106,1	
					3						Egyéb intézményi felhalmozási kiadások	2 376,1		
	6						Dél-dunántúli Operatív Program – Technikai segítségnyújtás							59,1
				1						Működési költségvetés			439,0	
					3						Dologi kiadások	469,0		
					5						Egyéb működési célú támogatások, kiadások	26,1		
				2						Felhalmozási költségvetés			23,1	
					3						Egyéb intézményi felhalmozási kiadások	26,1		
26						Dél-alföldi Operatív Program								
	1						DAOP Regionális gazdaságfejlesztés							189,1
				1						Működési költségvetés			29,5	
					5						Egyéb működési célú támogatások, kiadások	33,3		
				2						Felhalmozási költségvetés			1 444,4	
					3						Egyéb intézményi felhalmozási kiadások	1 629,7		
	2						DAOP Turisztikai célú fejlesztések							326,3
				1						Működési költségvetés			50,9	
					5						Egyéb működési célú támogatások, kiadások	57,5		
				2						Felhalmozási költségvetés			2 492,6	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2009. évi előirányzat		
					3						Egyéb intézményi felhalmozási kiadások	2 812,3		
			3						DAOP Közlekedési infrastruktúra fejlesztés					189,5
				2						Felhalmozási költségvetés			1 478,0	
					3						Egyéb intézményi felhalmozási kiadások	1 667,5		
			4						DAOP Humán infrastruktúra fejlesztése					281,3
				2						Felhalmozási költségvetés			2 192,4	
					3						Egyéb intézményi felhalmozási kiadások	2 473,7		
			5						Településfejlesztési akciók					366,0
				1						Működési költségvetés			45,3	
					5						Egyéb működési célú támogatások, kiadások	51,2		
				2						Felhalmozási költségvetés			2 805,8	
					3						Egyéb intézményi felhalmozási kiadások	3 165,9		
			6						Dél-alföldi Operatív Program – Technikai segítségnyújtás					65,7
				1						Működési költségvetés			486,7	
					3						Dologi kiadások	520,4		
					5						Egyéb működési célú támogatások, kiadások	28,8		
				2						Felhalmozási költségvetés			25,6	
					3						Egyéb intézményi felhalmozási kiadások	28,8		
		27						Észak-alföldi Operatív Program						
			1						ÉAOP Regionális gazdaságfejlesztés					337,9
				1						Működési költségvetés			52,7	
					5						Egyéb működési célú támogatások, kiadások	59,5		
				2						Felhalmozási költségvetés			2 580,5	
					3						Egyéb intézményi felhalmozási kiadások	2 911,6		
			2						ÉAOP Turisztikai célú fejlesztések					368,8
				1						Működési költségvetés			57,5	
					5						Egyéb működési célú támogatások, kiadások	64,9		
				2						Felhalmozási költségvetés			2 817,2	
					3						Egyéb intézményi felhalmozási kiadások	3 178,6		
			3						Közlekedési feltételek javítása					219,3
				2						Felhalmozási költségvetés			1 709,4	
					3						Egyéb intézményi felhalmozási kiadások	1 928,7		
			4						ÉAOP Humán infrastruktúra fejlesztése					392,1
				2						Felhalmozási költségvetés			3 056,2	
					3						Egyéb intézményi felhalmozási kiadások	3 448,3		
			5						Térségfejlesztés					441,3
				1						Működési költségvetés			54,6	
					5						Egyéb működési célú támogatások, kiadások	61,7		
				2						Felhalmozási költségvetés			3 384,8	
					3						Egyéb intézményi felhalmozási kiadások	3 819,0		
			6						Észak-alföldi Operatív Program – Technikai segítségnyújtás					87,2
				1						Működési költségvetés			645,4	
					3						Dologi kiadások	690,0		
					5						Egyéb működési célú támogatások, kiadások	38,3		
				2						Felhalmozási költségvetés			34,0	
					3						Egyéb intézményi felhalmozási kiadások	38,3		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
28						Észak-magyarországi Operatív Program								
	1						A versenyképes helyi gazdaság megteremtése							146,8
				1						Működési költségvetés			22,9	
					5						Egyéb működési célú támogatások, kiadások	25,9		
				2						Felhalmozási költségvetés			1 121,6	
					3						Egyéb intézményi felhalmozási kiadások	1 265,4		
	2						A turisztikai potenciál erősítése							388,9
				1						Működési költségvetés			60,6	
					5						Egyéb működési célú támogatások, kiadások	68,4		
				2						Felhalmozási költségvetés			2 970,7	
					3						Egyéb intézményi felhalmozási kiadások	3 351,8		
	3						Településfejlesztés							551,6
				1						Működési költségvetés			68,3	
					5						Egyéb működési célú támogatások, kiadások	77,1		
				2						Felhalmozási költségvetés			4 230,7	
					3						Egyéb intézményi felhalmozási kiadások	4 773,5		
	4						Humán közösségi infrastruktúra fejlesztése							297,1
				2						Felhalmozási költségvetés			2 315,9	
					3						Egyéb intézményi felhalmozási kiadások	2 613,0		
	5						Térségi közlekedés fejlesztése							222,7
				2						Felhalmozási költségvetés			1 735,0	
					3						Egyéb intézményi felhalmozási kiadások	1 957,7		
	6						Észak-magyarországi Operatív Program – Technikai segítségnyújtás							104,2
				1						Működési költségvetés			772,9	
					3						Dologi kiadások	826,0		
					5						Egyéb működési célú támogatások, kiadások	45,9		
				2						Felhalmozási költségvetés			40,7	
					3						Egyéb intézményi felhalmozási kiadások	45,9		
29						Közép-magyarországi Operatív Program								
	1						A tudásalapú gazdaság innováció- és vállalkozás-orientált fejlesztése							830,0
				1						Működési költségvetés			129,3	
					5						Egyéb működési célú támogatások, kiadások	146,0		
				2						Felhalmozási költségvetés			6 339,7	
					3						Egyéb intézményi felhalmozási kiadások	7 153,0		
	2						A versenyképesség keretfeltételeinek fejlesztése							1 520,6
				2						Felhalmozási költségvetés			11 854,4	
					3						Egyéb intézményi felhalmozási kiadások	13 375,0		
	3						A régió vonzerejének fejlesztése							715,0
				1						Működési költségvetés			59,0	
					5						Egyéb működési célú támogatások, kiadások	66,6		
				2						Felhalmozási költségvetés			5 514,6	
					3						Egyéb intézményi felhalmozási kiadások	6 222,0		
	4						A humán közszolgáltatások intézményrendszerének fejlesztése							1 110,6
				2						Felhalmozási költségvetés			8 657,1	
					3						Egyéb intézményi felhalmozási kiadások	9 767,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		5						A települési területek megújítása						440,0
				1						Működési költségvetés			103,0	
					5						Egyéb működési célú támogatások, kiadások	116,1		
				2						Felhalmozási költségvetés			3 327,3	
					3						Egyéb intézményi felhalmozási kiadások	3 754,2		
		6						Közép-magyarországi Operatív Program – Technikai segítségnyújtás						166,4
				1						Működési költségvetés			1 231,3	
					3						Dologi kiadások	1 316,3		
					5						Egyéb működési célú támogatások, kiadások	73,1		
				2						Felhalmozási költségvetés			64,8	
					3						Egyéb intézményi felhalmozási kiadások	73,1		
5						Területi Együttműködés								
	1						Európai Területi Együttműködés							
		1						ETE HU–SK						75,3
				1						Működési költségvetés			579,9	
					5						Egyéb működési célú támogatások, kiadások	599,8		
				2						Felhalmozási költségvetés			493,8	
					3						Egyéb intézményi felhalmozási kiadások	549,2		
		2						ETE HU–RO						127,3
				1						Működési költségvetés			741,1	
					5						Egyéb működési célú támogatások, kiadások	799,1		
				2						Felhalmozási költségvetés			481,8	
					3						Egyéb intézményi felhalmozási kiadások	551,1		
		3						ETE HU–SER						0,6
				1						Működési költségvetés			246,6	
					5						Egyéb működési célú támogatások, kiadások	217,0		
				2						Felhalmozási költségvetés			81,6	
					3						Egyéb intézményi felhalmozási kiadások	111,8		
		4						ETE HU–CRO						28,9
				1						Működési költségvetés			223,2	
					5						Egyéb működési célú támogatások, kiadások	246,5		
				2						Felhalmozási költségvetés			112,2	
					3						Egyéb intézményi felhalmozási kiadások	117,8		
		5						ETE SEES						40,8
				1						Működési költségvetés			436,1	
					5						Egyéb működési célú támogatások, kiadások	415,4		
				2						Felhalmozási költségvetés			63,4	
					3						Egyéb intézményi felhalmozási kiadások	124,9		
		6						ETE AU–HU						123,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	70,1		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	52,9		
		7						ETE SLO–HU						80,2
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	51,3		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	28,9		
			8						ETE CES					54,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	25,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	28,1		
			9						INTERREG IVC					13,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	6,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	6,1		
			10						ENPI HU–SK–RO–UA együttműködési program					19,6
				1						Működési költségvetés				199,3	
					5						Egyéb működési célú támogatások, kiadások	210,3		
				2						Felhalmozási költségvetés				99,8	
					3						Egyéb intézményi felhalmozási kiadások	108,4		
		2						INTERACT 2007–2013						5,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5,7		
	6						Egyéb uniós előirányzatok							
		1						EU DIRECT információs egységek hálózata						
				1						Működési költségvetés			24,1	
					5						Egyéb működési célú támogatások, kiadások	24,1		
		2						Igazgatási Partnerség						
				1						Működési költségvetés			41,7	
					5						Egyéb működési célú támogatások, kiadások	41,7		
		3						Svájci Alap támogatásából megvalósuló projektek						28,7
				1						Működési költségvetés			128,9	
					5						Egyéb működési célú támogatások, kiadások	143,3		
				2						Felhalmozási költségvetés			129,0	
					3						Egyéb intézményi felhalmozási kiadások	143,3		
		4						EGT, Norvég Alap támogatásból megvalósuló projektek						331,5
				1						Működési költségvetés			3 668,3	
					3						Dologi kiadások	28,5		
					5						Egyéb működési célú támogatások, kiadások	2 698,6		
				2						Felhalmozási költségvetés			1 363,0	
					1						Intézményi beruházási kiadások	5,1		
					3						Egyéb intézményi felhalmozási kiadások	2 630,6		
	7						Szakmai fejezeti kezelésű előirányzatok							
		1						EU támogatások felhasználásához szükséges technikai segítségnyújtás						885,8
				1						Működési költségvetés				
					1						Személyi juttatások	120,0		
					2						Munkaadókat terhelő járulékok	38,3		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	515,5		
					5						Egyéb működési célú támogatások, kiadások	0,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	211,5		
		2						Közreműködői intézményrendszer támogatása						4 483,0
				1						Működési költségvetés				
					1						Személyi juttatások	384,6		
					2						Munkaadókat terhelő járulékok	115,4		
					3						Dologi kiadások	1 571,0		
					5						Egyéb működési célú támogatások, kiadások	2 412,0		
		3						Modernizációs és Euro-atlanti Integrációs Projektiroda támogatása						184,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	184,0		
		4						KEOP derogációs projektek kamattámogatása						460,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	460,0		
		8						Állami költségvetési kedvezményezettek sajáterő támogatása						5 000,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	5 000,0		
	8						Európai uniós programokhoz kapcsolódó tartalék					2 650,1		2 650,1
											XIX. fejezet összesen:	*754 282,4*	*604 394,5*	*149 887,9*
											XIX. fejezet zárolt egyensúlyi tartaléka:	*700,2*		*700,2*
											XIX. fejezet mindösszesen:	*754 982,6*	*604 394,5*	*150 588,1*

XX. OKTATÁSI ÉS KULTURÁLIS MINISZTÉRIUM

1						Oktatási és Kulturális Minisztérium igazgatása								
	1						Oktatási és Kulturális Minisztérium igazgatása							5 126,4
				1						Működési költségvetés			15,0	
					1						Személyi juttatások	3 436,6		
					2						Munkaadókat terhelő járulékok	963,7		
					3						Dologi kiadások	723,6		
					5						Egyéb működési célú támogatások, kiadások	17,5		
2						Egyetemek, főiskolák								185 620,0
				1						Működési költségvetés			192 360,1	
					1						Személyi juttatások	154 605,3		
					2						Munkaadókat terhelő járulékok	49 710,7		
					3						Dologi kiadások	134 398,0		
					4						Ellátottak pénzbeli juttatásai	31 587,6		
					5						Egyéb működési célú támogatások, kiadások	1 518,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			17 188,1	
					1						Intézményi beruházási kiadások	17 674,8		
					2						Felújítás	5 544,0		
					3						Egyéb intézményi felhalmozási kiadások	129,4		
				3						Kölcsönök		78,0	78,0	
3						Közgyűjtemények								11 118,4
				1						Működési költségvetés			3 555,2	
					1						Személyi juttatások	7 594,7		
					2						Munkaadókat terhelő járulékok	2 417,9		
					3						Dologi kiadások	4 374,6		
					5						Egyéb működési célú támogatások, kiadások	121,1		
				2						Felhalmozási költségvetés			3,0	
					1						Intézményi beruházási kiadások	152,8		
					2						Felújítás	14,5		
					3						Egyéb intézményi felhalmozási kiadások	1,0		
4						Művészeti intézmények								5 743,4
				1						Működési költségvetés			1 690,0	
					1						Személyi juttatások	4 840,2		
					2						Munkaadókat terhelő járulékok	1 518,8		
					3						Dologi kiadások	778,4		
					5						Egyéb működési célú támogatások, kiadások	2,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	293,4		
6						Egyéb kulturális intézmények								8 567,5
				1						Működési költségvetés			3 102,8	
					1						Személyi juttatások	5 291,1		
					2						Munkaadókat terhelő járulékok	1 469,3		
					3						Dologi kiadások	3 855,1		
					4						Ellátottak pénzbeli juttatásai	492,9		
					5						Egyéb működési célú támogatások, kiadások	216,1		
				2						Felhalmozási költségvetés			40,2	
					1						Intézményi beruházási kiadások	364,3		
					2						Felújítás	14,6		
					3						Egyéb intézményi felhalmozási kiadások	7,1		
				3						Kölcsönök		1,2	1,2	
7						Egyéb oktatási intézmények								4 034,3
				1						Működési költségvetés			3 881,4	
					1						Személyi juttatások	4 014,7		
					2						Munkaadókat terhelő járulékok	1 231,9		
					3						Dologi kiadások	1 945,9		
					5						Egyéb működési célú támogatások, kiadások	687,5		
				2						Felhalmozási költségvetés			25,0	
					1						Intézményi beruházási kiadások	56,7		
					2						Felújítás	4,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2009. évi előirányzat Kiadás	Bevétel	Támogatás
11						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		3						Felsőoktatási fejlesztési program						
			9						Eszterházy Károly Főiskola rekonstrukció					35,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	35,0		
			10						Budapesti Műszaki és Gazdaságtudományi Egyetem rekonstrukció					193,5
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	193,5		
			27						Károly Róbert Főiskola rekonstrukció					105,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	105,0		
		4						Kulturális beruházások						
			1						Múzeumi rekonstrukció					849,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	849,0		
			2						Vári rekonstrukciók (Szent György tér, Mátyás-templom)					976,8
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	976,8		
			5						Örökségvédelmi fejlesztések					743,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	743,0		
	2						Normatív finanszírozás							
		1						Felsőoktatási intézmények hallgatóinak juttatásai központi előirányzata						3 845,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 845,0		
		3						Közoktatási célú humánszolgáltatás és kiegészítő támogatás						
			1						Humánszolgáltatások normatív állami támogatása					69 685,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	69 685,5		
			2						Egyházi és kisebbségi közoktatási intézmények kiegészítő támogatása					20 000,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20 000,0		
		7						Hallgatói létszám képzési többlete (állami felsőoktatás)						100,0
				1						Működési költségvetés				
					1						Személyi juttatások	60,0		
					2						Munkaadókat terhelő járulékok	19,0		
					3						Dologi kiadások	21,0		
		8						Egyházi felsőoktatási intézmények hitéleti képzése						2 520,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 520,0		
		10						Hallgatói létszám képzési többlete (egyházi világi képzés)						5 700,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5 700,0		
		11						Hallgatói létszám képzési többlete (alapítványi felsőoktatás)						2 750,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 750,0		
		17						Gyakorlóiskolák normatív támogatása						150,0
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET						2009. évi előirányzat		
						Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	90,0		
					2						Munkaadókat terhelő járulékok	27,0		
					3						Dologi kiadások	33,0		
	4						Közoktatási feladatok támogatása							
		9						Nem önkormányzati fenntartású közoktatási intézmények központi előirányzata						100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
		18						Érettségi vizsga lebonyolítása						1 150,0
				1						Működési költségvetés				
					1						Személyi juttatások	528,8		
					2						Munkaadókat terhelő járulékok	169,2		
					3						Dologi kiadások	68,0		
					5						Egyéb működési célú támogatások, kiadások	384,0		
		23						Közoktatás hatékonyságát javító mérés, értékelés						700,0
				1						Működési költségvetés				
					1						Személyi juttatások	500,0		
					2						Munkaadókat terhelő járulékok	150,0		
					3						Dologi kiadások	30,0		
					5						Egyéb működési célú támogatások, kiadások	20,0		
		27						Gyógypedagógiai és nemzetiségi tankönyvellátás, sajátos nevelési igényű gyerekek, tanulók közoktatási ellátásának támogatása						101,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	13,0		
					3						Dologi kiadások	21,0		
					5						Egyéb működési célú támogatások, kiadások	27,0		
		29						Közoktatás speciális feladatainak támogatása						340,0
				1						Működési költségvetés				
					1						Személyi juttatások	240,0		
					2						Munkaadókat terhelő járulékok	72,0		
					3						Dologi kiadások	28,0		
		30						Közoktatás Fejlesztési Célelőirányzat						
				1						Működési költségvetés			200,0	
					5						Egyéb működési célú támogatások, kiadások	200,0		
		31						Közoktatási ellenőrzési, pályázatlebonyolítási feladatok						128,0
				1						Működési költségvetés				
					1						Személyi juttatások	97,0		
					2						Munkaadókat terhelő járulékok	31,0		
		33						Nemzetiségi oktatási programok						47,5
				1						Működési költségvetés				
					1						Személyi juttatások	15,0		
					2						Munkaadókat terhelő járulékok	4,8		
					3						Dologi kiadások	9,7		
					5						Egyéb működési célú támogatások, kiadások	18,0		
		34						Nemzeti Tehetség Program						500,0
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	360,0		
					2						Munkaadókat terhelő járulékok	110,0		
					3						Dologi kiadások	30,0		
	5						Felsőoktatási feladatok támogatása							
		4						Felsőoktatási oktatói-kutatói ösztöndíjak						
				1						Működési költségvetés				50,0
					1						Személyi juttatások	50,0		
		26						Felsőoktatás kiegészítő támogatása						
				1						Működési költségvetés				100,0
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	16,0		
					5						Egyéb működési célú támogatások, kiadások	4,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	30,0		
		33						Felsőoktatási információs rendszerek működtetése EISZ-koordináció						
				1						Működési költségvetés				500,0
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	32,0		
					5						Egyéb működési célú támogatások, kiadások	368,0		
		34						Felsőoktatási intézmények gazdasági tanácsainak működtetése						
				1						Működési költségvetés				161,0
					1						Személyi juttatások	122,0		
					2						Munkaadókat terhelő járulékok	39,0		
		35						Felsőoktatási szakkollégiumok támogatása						
				1						Működési költségvetés				50,0
					1						Személyi juttatások	32,0		
					2						Munkaadókat terhelő járulékok	14,0		
					3						Dologi kiadások	4,0		
		36						Pedagógus díszdiploma						
				1						Működési költségvetés				50,0
					1						Személyi juttatások	38,0		
					2						Munkaadókat terhelő járulékok	12,0		
		42						Kis létszámú szakok, kiemelkedő intézményi teljesítmény, doktori iskolák, tehetséggondozás támogatása						
				1						Működési költségvetés				250,0
					1						Személyi juttatások	168,0		
					2						Munkaadókat terhelő járulékok	50,0		
					3						Dologi kiadások	23,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,0		
		44						Magyar Felsőoktatási Akkreditációs Bizottság támogatása						
				1						Működési költségvetés				250,0
					5						Egyéb működési célú támogatások, kiadások	250,0		
		45						Felsőoktatási és Tudományos Tanács támogatása						
				1						Működési költségvetés				70,0
					5						Egyéb működési célú támogatások, kiadások	70,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2009. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
7						Egyéb feladatok támogatása								
	4						Esélyegyenlőségi és integrációs programok támogatása							742,5
				1						Működési költségvetés				
					1						Személyi juttatások	548,0		
					2						Munkaadókat terhelő járulékok	194,5		
	15						„Útravaló” ösztöndíj program							2 200,0
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	64,0		
					3						Dologi kiadások	50,0		
					5						Egyéb működési célú támogatások, kiadások	1 886,0		
	18						Határon túli oktatási és kulturális feladatok támogatása							600,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	30,0		
					3						Dologi kiadások	50,0		
					4						Ellátottak pénzbeli juttatásai	200,0		
					5						Egyéb működési célú támogatások, kiadások	220,0		
10						Alapítványok, közalapítványok támogatása								
	1						Oktatási alapítványok, közalapítványok támogatása							905,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	905,0		
	2						Kulturális alapítványok, közalapítványok támogatása							
		1						Magyar Mozgókép Közalapítvány						5 420,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5 420,0		
		2						Egyéb kulturális alapítványok, közalapítványok támogatása						3 117,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 117,5		
	3						Oktatásért Közalapítvány támogatása							33,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	33,2		
11						Nemzetközi kulturális és oktatási kapcsolatok programjai								
	5						Kétoldalú munkatervi feladatok							80,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,0		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú támogatások, kiadások	44,0		
	6						Nemzetközi tagdíjak							207,1
				1						Működési költségvetés				
					3						Dologi kiadások	207,1		
	7						EU közösségi programok							158,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok	16,0		
					3						Dologi kiadások	45,0		
					5						Egyéb működési célú támogatások, kiadások	47,0		
		8						Világ-Nyelv Program						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	12,0		
					2						Munkaadókat terhelő járulékok	3,8		
					3						Dologi kiadások	4,2		
					5						Egyéb működési célú támogatások, kiadások	30,0		
		9						OECD és EU kötelezettségek						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	9,0		
					3						Dologi kiadások	11,0		
		10						Kulturális és oktatási szakdiplomáciai feladatok						874,5
				1						Működési költségvetés				
					1						Személyi juttatások	400,0		
					2						Munkaadókat terhelő járulékok	120,0		
					3						Dologi kiadások	50,0		
					5						Egyéb működési célú támogatások, kiadások	304,5		
	12						Felújítások központi támogatása							
		1						Felsőoktatási felújítási programok						150,0
				2						Felhalmozási költségvetés				
					2						Felújítás	150,0		
		2						Egyéb intézményi felújítási programok						10,0
				2						Felhalmozási költségvetés				
					2						Felújítás	10,0		
		3						Nemzeti kulturális intézmények felújítása						340,0
				2						Felhalmozási költségvetés				
					2						Felújítás	340,0		
	13						Egyéb fejlesztési támogatás							
		1						Egyházi felsőoktatási intézmények felújítási, fejlesztési programja						90,0
				2						Felhalmozási költségvetés				
					7						Egyéb beruházások és fejlesztési támogatások	90,0		
		4						Nem állami intézmények felújítás, beruházás						2 660,9
				2						Felhalmozási költségvetés				
					7						Egyéb beruházások és fejlesztési támogatások	2 660,9		
	14						PPP programokkal kapcsolatos kiadások							
		1						Hozzájárulás az oktatási-kutatási infrastruktúra bérleti díjához						4 204,5
				1						Működési költségvetés				
					3						Dologi kiadások	4 204,5		
		2						Hozzájárulás a meglévő kollégiumi rekonstrukciók bérleti díjához						2 511,8
				1						Működési költségvetés				
					3						Dologi kiadások	2 511,8		
		3						Hozzájárulás az új diákotthoni férőhelyek bérleti díjához						207,5
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	207,5		
		5						Hozzájárulás a berlini Collegium Hungaricum bérleti díjához						103,6
				1						Működési költségvetés				
					3						Dologi kiadások	103,6		
	15						Közhasznú és gazdasági társaságok támogatása							
		6						Zánkai Gyermek és Ifjúsági Centrum Kht. által ellátott feladatok támogatása						180,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	180,0		
		7						Oktatási közhasznú társaságok által ellátott feladatok támogatása						920,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	920,0		
		8						Kulturális közhasznú és gazdasági társaságok által ellátott feladatok támogatása						9 747,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9 747,8		
	19						Kutatás-fejlesztés támogatása							
		2						Felsőoktatási kutatási program						145,3
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	32,0		
					3						Dologi kiadások	3,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
	22						EU tagsággal kapcsolatos feladatok							
		6						EU tagságból eredő szakmai együttműködések						81,0
				1						Működési költségvetés				
					1						Személyi juttatások	61,0		
					2						Munkaadókat terhelő járulékok	20,0		
		8						EU Oktatás és Képzés munkaprogram						20,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,2		
					3						Dologi kiadások	6,8		
		9						EU elnökség kulturális megjelenése						30,0
				1						Működési költségvetés				
					1						Személyi juttatások	23,0		
					2						Munkaadókat terhelő járulékok	7,0		
	31						Kulturális feladatok és szervezetek támogatása							
		3						Kulturális szaktörvényből adódó feladatok és kötelezettségek						190,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	15,0		
					5						Egyéb működési célú támogatások, kiadások	125,0		
		4						Hozzájárulás a Művészetek Palotájának működtetéséhez						7 300,0
				1						Működési költségvetés				
					3						Dologi kiadások	7 300,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		20						Egyéb filmszakmai támogatások						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
	32						Közkultúra, kulturális vidékfejlesztés és kisebbségi kultúra							
		7						Közkultúra, kulturális vidékfejlesztés és kisebbségi kultúra támogatása						3 550,0
				1						Működési költségvetés				
					1						Személyi juttatások	500,0		
					2						Munkaadókat terhelő járulékok	150,0		
					3						Dologi kiadások	600,0		
					5						Egyéb működési célú támogatások, kiadások	2 250,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	50,0		
	34						Művészeti tevékenységek							
		4						Művészeti tevékenységek támogatása						1 988,1
				1						Működési költségvetés				
					1						Személyi juttatások	500,0		
					2						Munkaadókat terhelő járulékok	150,0		
					3						Dologi kiadások	100,0		
					5						Egyéb működési célú támogatások, kiadások	1 228,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
	35						Civil és nonprofit szervezetek támogatása							
		3						Egyéb civil és nonprofit szervezetek						190,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	190,0		
		4						Oktatási társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok						228,7
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	12,8		
					3						Dologi kiadások	5,2		
					5						Egyéb működési célú támogatások, kiadások	170,7		
		5						Kulturális társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok						
			1						Területi Művelődési Intézmények Egyesülete (TEMI) támogatása					640,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	640,0		
			2						Egyéb kulturális társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok támogatása					52,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	52,0		
	39						Egyházi célú központi költségvetési hozzájárulások							
		1						Egyházi közgyűjtemények és közművelődési intézmények						716,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	716,0		
		4						Hittanoktatás						3 305,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 305,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		5						Egyházi alapintézmény-működés, Szja rendelkezése és kiegészítése						9 511,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9 511,4		
		6						Átadásra nem került ingatlanok utáni járadék						9 556,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9 556,0		
		8						Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka						1 700,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 700,0		
		9						Egyházi kulturális örökség értékeinek rekonstrukciója és egyéb beruházások						796,8
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	796,8		
		10						Egyházi oktatási és kulturális célú támogatás						50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
	41						A kincstár által felszámított díjak, jutalékok rendezése							104,5
				1						Működési költségvetés				
					3						Dologi kiadások	104,5		
	50						Fejezeti tartalék							
		1						Fejezeti általános tartalék						300,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	300,0		
											1–11. cím összesen:	*630 579,4*	*222 140,0*	*408 439,4*
15						Kormányzati rendkívüli kiadások								
	1						Volt egyházi ingatlanok tulajdoni helyzetének rendezése					9 770,0		
											XX. fejezet összesen:	*640 349,4*	*222 140,0*	*408 439,4*
											XX. fejezet zárolt egyensúlyi tartaléka:	*8 091,7*		*8 091,7*
											XX. fejezet mindösszesen:	*648 441,1*	*222 140,0*	*416 531,1*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2009. évi előirányzat		

XXI. EGÉSZSÉGÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Egészségügyi Minisztérium igazgatása								
	1						EüM Központi Igazgatás							1 721,9
				1						Működési költségvetés			35,3	
					1						Személyi juttatások	1 260,2		
					2						Munkaadókat terhelő járulékok	373,4		
					3						Dologi kiadások	113,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,9		
	2						EüM Engedélyezési és Közigazgatási Hivatal							112,5
				1						Működési költségvetés			100,0	
					1						Személyi juttatások	112,3		
					2						Munkaadókat terhelő járulékok	34,3		
					3						Dologi kiadások	64,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,0		
2						Állami Népegészségügyi és Tisztiorvosi Szolgálat								
	1						Országos Tisztifőorvosi Hivatal és intézményei							16 077,5
				1						Működési költségvetés			5 033,4	
					1						Személyi juttatások	12 659,0		
					2						Munkaadókat terhelő járulékok	4 098,9		
					3						Dologi kiadások	3 772,0		
					5						Egyéb működési célú támogatások, kiadások	172,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	369,9		
					2						Felújítás	38,8		
3						Szak- és továbbképző intézmények, könyvtárak, dokumentációs központok, kutatóintézetek								9 054,3
				1						Működési költségvetés			541,8	
					1						Személyi juttatások	859,2		
					2						Munkaadókat terhelő járulékok	250,0		
					3						Dologi kiadások	209,1		
					5						Egyéb működési célú támogatások, kiadások	8 233,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	44,5		
4						Gyógyító-megelőző ellátás országos szakintézetei								1 920,9
				1						Működési költségvetés			35 317,5	
					1						Személyi juttatások	12 797,7		
					2						Munkaadókat terhelő járulékok	4 180,2		
					3						Dologi kiadások	17 469,5		
					5						Egyéb működési célú támogatások, kiadások	13,3		
				2						Felhalmozási költségvetés			880,0	
					1						Intézményi beruházási kiadások	2 028,9		
					2						Felújítás	707,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
					3						Egyéb intézményi felhalmozási kiadások	911,0		
				3						Kölcsönök		10,0		
5						Országos Mentőszolgálat								546,3
				1						Működési költségvetés			22 824,2	
					1						Személyi juttatások	14 584,8		
					2						Munkaadókat terhelő járulékok	4 670,4		
					3						Dologi kiadások	3 537,1		
					5						Egyéb működési célú támogatások, kiadások	578,2		
7						Országos Vérellátó Szolgálat								2 778,8
				1						Működési költségvetés			8 890,2	
					1						Személyi juttatások	3 953,7		
					2						Munkaadókat terhelő járulékok	1 214,2		
					3						Dologi kiadások	6 068,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	413,0		
					2						Felújítás	20,0		
8						Egészségbiztosítási Felügyelet								730,0
				1						Működési költségvetés			331,6	
					1						Személyi juttatások	510,5		
					2						Munkaadókat terhelő járulékok	158,5		
					3						Dologi kiadások	342,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,0		
10						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		1						Országos Orvosi Rehabilitációs Intézet rekonstrukciója						2 694,9
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	2 694,9		
		7						Országos Sportegészségügyi Intézet rekonstrukciója						10,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	10,0		
		8						Egyéb beruházások						10,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	10,0		
	2						Egészségügyi ágazati célelőirányzatok							
		1						Oltóanyag beszerzés						4 026,0
				1						Működési költségvetés				
					3						Dologi kiadások	4 026,0		
		2						Egészségügyi ellátási és fejlesztési feladatok						2 002,1
				1						Működési költségvetés				
					1						Személyi juttatások	844,9		
					2						Munkaadókat terhelő járulékok	270,4		
					3						Dologi kiadások	517,5		
					5						Egyéb működési célú támogatások, kiadások	113,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	256,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
	3						Légimentés eszközpark bérlésével összefüggő kiadások							800,0
				1						Működési költségvetés				
					3						Dologi kiadások	800,0		
	9						Altató-, lélegeztetőgép, monitor bérlésével összefüggő kiadások							1 250,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 250,0		
	11						Regionális ágazati feladatok támogatása							30,0
				1						Működési költségvetés				
					1						Személyi juttatások	6,0		
					2						Munkaadókat terhelő járulékok	1,9		
					3						Dologi kiadások	4,4		
					5						Egyéb működési célú támogatások, kiadások	17,7		
	12						Határon túli magyarok egészségügyi ellátásának támogatása							70,0
				1						Működési költségvetés				
					1						Személyi juttatások	3,9		
					2						Munkaadókat terhelő járulékok	1,2		
					3						Dologi kiadások	64,9		
	13						Kisforgalmú gyógyszertárak működtetési támogatása							414,0
				1						Működési költségvetés			80,0	
					5						Egyéb működési célú támogatások, kiadások	494,0		
	41						Központi intézmények felújítása							
		1						Intézményi felújítások						100,0
				2						Felhalmozási költségvetés				
					2						Felújítás	100,0		
11						Nemzetközi kapcsolatokból eredő kötelezettségek								
	1						Nemzetközi szervezetek tagdíjai és egyéb támogatásai							220,8
				1						Működési költségvetés				
					3						Dologi kiadások	220,8		
15						Köztestületek és egyéb társadalmi szervek támogatásai								143,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	143,5		
20						Magyar Vöröskereszt támogatása								223,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	223,5		
22						Fejezeti tartalék								
	1						Fejezeti általános tartalék					3,1		3,1
											XXI. fejezet összesen:	*118 974,1*	*74 034,0*	*44 940,1*
											XXI. fejezet zárolt egyensúlyi tartaléka:	*1 696,9*		*1 696,9*
											XXI. fejezet mindösszesen:	*120 671,0*	*74 034,0*	*46 637,0*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2009. évi előirányzat		
						XXII. PÉNZÜGYMINISZTÉRIUM								
1						Pénzügyminisztérium igazgatása								
	1						Pénzügyminisztérium igazgatása							3 091,9
				1						Működési költségvetés			831,2	
					1						Személyi juttatások	2 899,9		
					2						Munkaadókat terhelő járulékok	822,2		
					3						Dologi kiadások	198,7		
					5						Egyéb működési célú támogatások, kiadások	2,3		
4						PM Informatikai Szolgáltató Központ								380,4
				1						Működési költségvetés				
					1						Személyi juttatások	240,4		
					2						Munkaadókat terhelő járulékok	66,4		
					3						Dologi kiadások	63,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
5						Adó- és Pénzügyi Ellenőrzési Hivatal								79 417,8
				1						Működési költségvetés			345,0	
					1						Személyi juttatások	50 254,2		
					2						Munkaadókat terhelő járulékok	15 267,9		
					3						Dologi kiadások	11 653,3		
					5						Egyéb működési célú támogatások, kiadások	35,1		
				2						Felhalmozási költségvetés			25,0	
					1						Intézményi beruházási kiadások	2 055,3		
					2						Felújítás	522,0		
6						Vám- és Pénzügyőrség								31 753,6
				1						Működési költségvetés			3 608,7	
					1						Személyi juttatások	20 037,7		
					2						Munkaadókat terhelő járulékok	6 227,2		
					3						Dologi kiadások	6 227,6		
					5						Egyéb működési célú támogatások, kiadások	2 347,9		
				2						Felhalmozási költségvetés			20,0	
					1						Intézményi beruházási kiadások	347,5		
					2						Felújítás	60,0		
					5						Lakástámogatás	134,4		
				3						Kölcsönök		85,0	85,0	
10						Magyar Államkincstár								16 130,6
				1						Működési költségvetés			5 644,1	
					1						Személyi juttatások	13 163,4		
					2						Munkaadókat terhelő járulékok	4 232,4		
					3						Dologi kiadások	4 176,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	139,6		
					2						Felújítás	41,5		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				3						Kölcsönök		21,8		
12						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		5						Kárrendezési célelőirányzat						
			1						Függő kár kifizetés					410,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	410,0		
			2						Járadék kifizetés					2 050,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 050,0		
			3						Tőkésítésre kifizetés					40,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	40,0		
		7						Hozzájárulás a könyvvizsgálói közfelügyeleti rendszer működtetéséhez						123,7
				1						Működési költségvetés				
					1						Személyi juttatások	13,3		
					2						Munkaadókat terhelő járulékok	3,6		
					3						Dologi kiadások	13,1		
					5						Egyéb működési célú támogatások, kiadások	93,7		
		12						Általános gyermek és ifjúsági balesetbiztosítás biztosítási díja						90,7
				1						Működési költségvetés				
					3						Dologi kiadások	90,7		
	5						PHARE programok és az átmeneti támogatás programjai							
		2						Átmeneti támogatással megvalósuló programok						
			2						ÁBPE Módszertani és képzési központ					15,0
				2						Felhalmozási költségvetés			30,0	
					1						Intézményi beruházási kiadások	15,0		
					3						Egyéb intézményi felhalmozási kiadások	30,0		
			8						2006/018-176.04.01 A kockázatelemzésen alapuló ellenőrzésre történő kiválasztás hatékonyságának növelése					18,0
				2						Felhalmozási költségvetés			33,9	
					1						Intézményi beruházási kiadások	18,0		
					3						Egyéb intézményi felhalmozási kiadások	33,9		
	6						Kincstári számlavezetési díj kiadásaira							15,0
				1						Működési költségvetés				
					3						Dologi kiadások	15,0		
	10						Fejezeti tartalék							
		1						Fejezeti általános tartalék				458,8		458,8
											1–12. cím összesen:	*144 618,4*	*10 622,9*	*133 995,5*
13						Pénzügyi Szervezetek Állami Felügyelete								
	1						Pénzügyi Szervezetek Állami Felügyelete							
				1						Működési költségvetés			10 733,9	
					1						Személyi juttatások	4 815,0		
					2						Munkaadókat terhelő járulékok	1 469,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2009. évi előirányzat		
					3						Dologi kiadások	3 015,9		
					5						Egyéb működési célú támogatások, kiadások	753,9		
				2						Felhalmozási költségvetés			11,4	
					1						Intézményi beruházási kiadások	666,3		
					2						Felújítás	25,2		
				3						Kölcsönök		125,4	125,4	
	2						Fejezeti kezelésű előirányzatok							
		1						Tartalék illetményfejlesztésre				455,5		
				1						Működési költségvetés			455,5	
											13. cím összesen:	*11 326,2*	*11 326,2*	
14						Kormányzati Ellenőrzési Hivatal								
	1						Kormányzati Ellenőrzési Hivatal							1 452,7
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	931,3		
					2						Munkaadókat terhelő járulékok	297,9		
					3						Dologi kiadások	225,1		
				2						Felhalmozási költségvetés				
					2						Felújítás	1,4		
											14. cím összesen:	*1 455,7*	*3,0*	*1 452,7*
15						Vállalkozások folyó támogatása								
	2						Egyéb vállalati támogatások							
		1						Termelési támogatás						
			2						Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása			235,0		
			7						Egyéb megszűnt jogcímek miatt járó támogatás			5,0		
	3						Normatív támogatások							
		2						Megváltozott munkaképességűek kereset-kiegészítése				750,0		
		3						Eximbank Zrt. kamatkiegyenlítése				5 500,0		
16						Fogyasztói árkiegészítés						106 000,0		
17						Egyéb költségvetési kiadások								
	1						Vegyes kiadások							
		4						Felszámolásokkal kapcsolatos kiadások				1 200,0		
		5						Szanálással kapcsolatos kiadások				1,0		
		6						Magán- és egyéb jogi személyek kártérítése				1 500,0		
		7						Védelmi felkészítés előirányzatai						
			1						Országmozgósítás gazdasági felkészülés központi kiadásai			497,0		
			2						Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása			900,0		
		9						Helyi önkormányzatok állami támogatásának elszámolásából eredő fizetési kötelezettség				5 000,0		
		11						Egyéb vegyes kiadások				3 860,0		
		12						1% SZJA közcélú felhasználása				10 400,0		
		13						Rendkívüli beruházási tartalék				500,0		
		19						Mehib és Eximbank behajtási jutaléka				3,0		
		21						Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések				10,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET						2009. évi előirányzat		
						Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
18						Állam által vállalt kezesség és viszontgarancia érvényesítése								
	3						Eximbank által vállalt garanciaügyletekből eredő fizetési kötelezettség					1 400,0		
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					200,0		
	5						Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					12 000,0		
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					1 000,0		
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					400,0		
	13						Agrárhitelekhez vállalt kezességekből eredő fizetési kötelezettség					1 215,0		
	14						A „fészekrakó” programhoz vállalt kezességből eredő fizetési kötelezettség					400,0		
	15						MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					100,0		
24						Kormányzati rendkívüli kiadások								
	2						Pénzbeli kárpótlás							
		1						Pénzbeli kárpótlás				3 516,0		
		2						Az 1947-es Párizsi Békeszerződésből eredő kárpótlás				2 065,0		
		3						Pénzbeli kárpótlás folyósítási költségei				108,0		
	4						Pénzügyigazgatás korszerűsítése					6 357,3		
26						Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz								
	1						Nyugdíjbiztosítási Alap támogatása							
		1						Magánnyugdíjpénztárba átlépők miatti járulékkiesés pótlására				354 099,1		
		2						Nyugdíjbiztosítási Alap kiadásainak támogatása				217 542,8		
		3						GYES-en, GYET-en és rehabilitációs járadékon lévők után nyugdíjbiztosítási járulék megtérítése a Nyugdíjbiztosítási Alapnak				19 012,6		
		7						Korkedvezmény-biztosítási járulék címen átadott pénzeszköz				9 295,0		
	2						Egészségbiztosítási Alap támogatása							
		4						Központi költségvetésből járulék címen átadott pénzeszköz				313 641,0		
28						Nemzetközi elszámolások kiadásai								
	1						Nemzetközi tagdíjak							
		2						EBRD tőkeemelés				65,5		
		4						Tagdíj az ET Társadalomfejlesztési Alapjához				3,4		
		5						EIB tőkebefizetés				1 827,2		
		6						EIB tartalékokba befizetés				4 617,8		
		7						Bruegel tagdíj				24,7		
	2						Nemzetközi multilaterális segélyezési tevékenység							
		1						IDA alaptőke-hozzájárulás				1 232,9		
		2						IMF HIPC segélyprogramban való részvétel kamattámogatása				99,1		
		3						Hozzájárulás az EBRD által kezelt Nyugat-Balkáni Alaphoz				30,7		
		4						EU Szomszédsági Beruházási Eszköz				82,0		
	3						Egyéb kiadások					35,0		
29						Hozzájárulás az EU költségvetéséhez						226 018,3		
31						Központosított bevételek								
	1						Kárrendezési célelőirányzat befizetése						5,0	
	2						Szerencsejátékok szervezésével kapcsolatos díj- és bírságbevételek						4 100,0	
32						Adósság-átvállalás és tartozás-elengedés								
	2						Várpalota és Régiója Környezetvédelmi Rehabilitációs Programra létrehozott céltársulás 2009. évi kölcsöntörlesztésének részleges elengedése					139,3		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
	5						Külföldi követelések elengedése					1 224,9		
	6						Altek Kft-vel szembeni állami kölcsön kamat-követelés elengedése					6,4		
33						Alapok támogatása								
	1						Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap támogatása					17,4		
											XXII. fejezet összesen:	*1 471 537,7*	*26 057,1*	*135 448,2*
											Pénzügyminisztérium zárolt egyensúlyi tartaléka:	*2 779,3*		*2 779,3*
											Kormányzati Ellenőrzési Hivatal zárolt egyensúlyi tartaléka:	*30,3*		*30,3*
											XXII. fejezet mindösszesen:	*1 474 347,3*	*26 057,1*	*138 257,8*

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Megnevezés	Kiadás	Bevétel	Támogatás
1						Szociális és Munkaügyi Minisztérium igazgatása			3 926,3
				1		Működési költségvetés		370,7	
					1	Személyi juttatások	2 754,6		
					2	Munkaadókat terhelő járulékok	879,5		
					3	Dologi kiadások	635,8		
				2		Felhalmozási költségvetés		40,0	
					1	Intézményi beruházási kiadások	67,1		
2						Foglalkoztatási és Szociális Hivatal			168,2
				1		Működési költségvetés		1 711,3	
					1	Személyi juttatások	1 268,9		
					2	Munkaadókat terhelő járulékok	406,9		
					3	Dologi kiadások	195,5		
				2		Felhalmozási költségvetés		41,6	
					1	Intézményi beruházási kiadások	41,6		
					2	Felújítás	8,2		
3						Regionális Munkaügyi Központok			623,1
				1		Működési költségvetés		20 513,4	
					1	Személyi juttatások	12 982,2		
					2	Munkaadókat terhelő járulékok	4 150,1		
					3	Dologi kiadások	4 004,2		
				2		Felhalmozási költségvetés		288,3	
					1	Intézményi beruházási kiadások	288,3		
4						Országos Munkavédelmi és Munkaügyi Főfelügyelőség			3 531,0
				1		Működési költségvetés		2 786,2	
					1	Személyi juttatások	3 939,2		
					2	Munkaadókat terhelő járulékok	1 256,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	800,8		
					5						Egyéb működési célú támogatások, kiadások	232,9		
				2						Felhalmozási költségvetés			87,3	
					1						Intézményi beruházási kiadások	145,0		
					2						Felújítás	0,7		
				3						Kölcsönök		29,5		
5						Regionális képző központok								521,9
				1						Működési költségvetés			4 371,5	
					1						Személyi juttatások	1 673,5		
					2						Munkaadókat terhelő járulékok	534,6		
					3						Dologi kiadások	2 685,3		
				2						Felhalmozási költségvetés			378,7	
					1						Intézményi beruházási kiadások	356,6		
					2						Felújítás	22,1		
6						Nemzeti Szakképzési és Felnőttképzési Intézet								389,9
				1						Működési költségvetés			3 745,9	
					1						Személyi juttatások	897,0		
					2						Munkaadókat terhelő járulékok	303,8		
					3						Dologi kiadások	2 461,0		
					5						Egyéb működési célú támogatások, kiadások	474,0		
				2						Felhalmozási költségvetés			118,0	
					1						Intézményi beruházási kiadások	69,1		
					2						Felújítás	20,0		
					3						Egyéb intézményi felhalmozási kiadások	28,9		
7						Egyenlő Bánásmód Hatóság								204,6
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	117,1		
					2						Munkaadókat terhelő járulékok	36,1		
					3						Dologi kiadások	52,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	2,0		
8						Szociálpolitikai és Munkaügyi Intézet								736,8
				1						Működési költségvetés			2,7	
					1						Személyi juttatások	413,5		
					2						Munkaadókat terhelő járulékok	133,8		
					3						Dologi kiadások	135,7		
					5						Egyéb működési célú támogatások, kiadások	52,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	4,5		
11						Nemzeti Fogyasztóvédelmi Hatóság								3 299,6
				1						Működési költségvetés			49,8	
					1						Személyi juttatások	1 801,6		
					2						Munkaadókat terhelő járulékok	572,5		
					3						Dologi kiadások	878,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	96,8		
12						Állami szociális intézetek								2 222,2
				1						Működési költségvetés			277,3	
					1						Személyi juttatások	1 268,2		
					2						Munkaadókat terhelő járulékok	422,2		
					3						Dologi kiadások	693,0		
					4						Ellátottak pénzbeli juttatásai	4,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	110,1		
					2						Felújítás	1,3		
13						Gyermek- és ifjúságvédelem intézetei								4 052,0
				1						Működési költségvetés			170,7	
					1						Személyi juttatások	2 306,5		
					2						Munkaadókat terhelő járulékok	751,4		
					3						Dologi kiadások	1 030,9		
					4						Ellátottak pénzbeli juttatásai	61,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	66,1		
					2						Felújítás	6,8		
14						Országos Rehabilitációs és Szociális Szakértői Intézet								2 778,5
				1						Működési költségvetés			915,5	
					1						Személyi juttatások	2 365,2		
					2						Munkaadókat terhelő járulékok	744,8		
					3						Dologi kiadások	517,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	66,4		
16						Fejezeti kezelésű előirányzatok								
	3						Állami Foglalkoztatási Szolgálat fejlesztési program							
				1						Működési költségvetés			750,0	
					3						Dologi kiadások	750,0		
				2						Felhalmozási költségvetés			827,6	
					1						Intézményi beruházási kiadások	827,6		
	4						Állami Foglalkoztatási Szolgálat működtetésének kiegészítése							
				1						Működési költségvetés			237,5	
					1						Személyi juttatások	54,6		
					2						Munkaadókat terhelő járulékok	17,3		
					3						Dologi kiadások	165,6		
	7						PHARE programok és az átmeneti támogatás programjai							
		2						Átmeneti támogatással megvalósuló programok						
			1						Civil szervezetek és az Anti-diszkriminációs törvény alkalmazása					
				1						Működési költségvetés			113,0	
					3						Dologi kiadások	13,0		
					5						Egyéb működési célú támogatások, kiadások	100,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
	13						Ágazati információs és tanácsadói szolgáltatások							179,3
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	179,3		
	14						ESZA Kht. pályázatkezelő szervezet támogatása							1 050,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 050,0		
	17						Képzéssel támogatott közmunkaprogram							
				1						Működési költségvetés			2 000,0	
					1						Személyi juttatások	120,0		
					2						Munkaadókat terhelő járulékok	40,0		
					3						Dologi kiadások	60,1		
					5						Egyéb működési célú támogatások, kiadások	1 779,9		
	37						MÁK tranzakciós díj							32,6
				1						Működési költségvetés				
					3						Dologi kiadások	32,6		
	38						Megváltozott munkaképességűek foglalkoztatásának támogatása							
		1						Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás						12 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	6,0		
					5						Egyéb működési célú támogatások, kiadások	11 994,0		
		2						Megváltozott munkaképességűek foglalkoztatásával összefüggő költségkompenzáció						35 300,0
				1						Működési költségvetés				
					1						Személyi juttatások	34,0		
					2						Munkaadókat terhelő járulékok	11,5		
					3						Dologi kiadások	137,0		
					5						Egyéb működési célú támogatások, kiadások	35 117,5		
		3						Szociális intézményi foglalkoztatás normatív támogatása						5 600,0
				1						Működési költségvetés				
					3						Dologi kiadások	3,5		
					5						Egyéb működési célú támogatások, kiadások	5 596,5		
	40						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok							1 064,7
				1						Működési költségvetés				
					1						Személyi juttatások	14,8		
					2						Munkaadókat terhelő járulékok	4,5		
					3						Dologi kiadások	300,0		
					5						Egyéb működési célú támogatások, kiadások	745,4		
	41						Gyermek és ifjúsági szakmai feladatok							
		1						Ifjúsági intézmény és szolgáltatásrendszer, ifjúságszakmai feladatok						
			1						Zánkai Gyermek és Ifjúsági Centrum Kht.					380,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	380,0		
			2						Budapesti Európai Ifjúsági Központ fejlesztése					53,4
				2						Felhalmozási költségvetés				
					2						Felújítás	53,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		3						Ifjúságpolitikai feladatok támogatása						
			1						Gyermek és ifjúsági célú pályázatok					228,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	228,9		
			2						Gyermek és ifjúsági szakmafejlesztési célok					86,1
				1						Működési költségvetés				
					1						Személyi juttatások	6,9		
					2						Munkaadókat terhelő járulékok	2,2		
					3						Dologi kiadások	34,9		
					5						Egyéb működési célú támogatások, kiadások	42,1		
			4						Gyermek és Ifjúsági Alapprogram támogatása					200,0
				1						Működési költségvetés				
					1						Személyi juttatások	3,2		
					2						Munkaadókat terhelő járulékok	1,0		
					3						Dologi kiadások	1,1		
					5						Egyéb működési célú támogatások, kiadások	194,7		
		5						Határon túli ifjúsági feladatok koordinációja és a Magyar Ifjúsági Konferencia működtetése						16,9
				1						Működési költségvetés				
					1						Személyi juttatások	7,6		
					2						Munkaadókat terhelő járulékok	2,4		
					5						Egyéb működési célú támogatások, kiadások	6,9		
	42						Fogyasztóvédelmi intézmények rendszeres támogatása							
		1						Békéltető testületek támogatása						375,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	375,0		
		2						Fogyasztóvédelmi társadalmi szervezetek támogatása						308,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	308,8		
		3						Európai Fogyasztói Központ Magyarország támogatása						27,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	27,4		
	44						Szociális szolgáltatások							
		1						Szociális alap és szakosított ellátások, módszertani feladatok támogatása						1 928,9
				1						Működési költségvetés				
					1						Személyi juttatások	238,3		
					2						Munkaadókat terhelő járulékok	76,5		
					3						Dologi kiadások	223,4		
					5						Egyéb működési célú támogatások, kiadások	1 066,7		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	324,0		
	46						Egyes pénzbeli támogatások							
		1						Otthonteremtési támogatás						1 745,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú támogatások, kiadások	1 744,0		
		3						Gyermektartásdíjak megelőlegezése						1 272,6

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú támogatások, kiadások	1 271,6		
		5						Mozgáskorlátozottak közlekedési támogatása						1 982,5
				1						Működési költségvetés				
					3						Dologi kiadások	2,0		
					5						Egyéb működési célú támogatások, kiadások	1 980,5		
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása						1 660,5
				1						Működési költségvetés				
					3						Dologi kiadások	65,3		
					5						Egyéb működési célú támogatások, kiadások	1 595,2		
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása						261,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	261,0		
	47						Gyermekjóléti és gyermekvédelmi szolgáltatások fejlesztése, módszertani feladatok ellátása							403,6
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	12,8		
					3						Dologi kiadások	3,5		
					5						Egyéb működési célú támogatások, kiadások	237,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,0		
					3						Egyéb intézményi felhalmozási kiadások	60,0		
	48						Szociális célú humánszolgáltatások							
		1						Szociális célú humánszolgáltatások normatív állami támogatása						29 242,7
				1						Működési költségvetés				
					3						Dologi kiadások	20,1		
					5						Egyéb működési célú támogatások, kiadások	29 222,6		
		2						Szociális szolgáltatások kiegészítő támogatása						824,7
				1						Működési költségvetés				
					1						Személyi juttatások	16,4		
					2						Munkaadókat terhelő járulékok	5,2		
					3						Dologi kiadások	12,0		
					5						Egyéb működési célú támogatások, kiadások	791,1		
		3						Egyházi szociális intézményi normatíva kiegészítése						3 992,0
				1						Működési költségvetés				
					3						Dologi kiadások	3,2		
					5						Egyéb működési célú támogatások, kiadások	3 988,8		
		4						Támogató szolgáltatások, közösségi ellátások finanszírozása						6 910,0
				1						Működési költségvetés				
					1						Személyi juttatások	29,0		
					2						Munkaadókat terhelő járulékok	9,3		
					3						Dologi kiadások	36,7		
					5						Egyéb működési célú támogatások, kiadások	6 835,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
51						Társadalmi kohéziót erősítő tárcaközi integrációs programok								
	1						Országos Fogyatékosügyi Tanács működtetése							9,1
				1						Működési költségvetés				
					3						Dologi kiadások	9,1		
	2						A társadalmi kirekesztés elleni küzdelem, a társadalmi egyenlőtlenségek csökkentését elősegítő programok támogatása							40,8
				1						Működési költségvetés				
					1						Személyi juttatások	8,5		
					2						Munkaadókat terhelő járulékok	2,6		
					3						Dologi kiadások	29,7		
	5						Roma telepeken élők lakhatási és szociális integrációs programja							1 060,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 060,0		
	6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása							620,6
				1						Működési költségvetés				
					1						Személyi juttatások	22,5		
					2						Munkaadókat terhelő járulékok	7,2		
					3						Dologi kiadások	6,4		
					5						Egyéb működési célú támogatások, kiadások	584,5		
	9						Roma Integráció Évtizede Program végrehajtása							116,2
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,2		
					3						Dologi kiadások	22,0		
					5						Egyéb működési célú támogatások, kiadások	81,0		
52						Civil szervezetekhez kapcsolódó feladatok								
	1						Civil szervezetek, kapcsolódó feladatok támogatása							163,7
				1						Működési költségvetés				
					1						Személyi juttatások	27,0		
					2						Munkaadókat terhelő járulékok	8,6		
					3						Dologi kiadások	37,4		
					5						Egyéb működési célú támogatások, kiadások	90,7		
	2						Nemzeti Civil Alapprogram							7 700,0
				1						Működési költségvetés				
					3						Dologi kiadások	3,5		
					5						Egyéb működési célú támogatások, kiadások	7 696,5		
53						Az egyenlő bánásmód és az esélyegyenlőség fejlesztése								
	1						Az egyenlő bánásmód és az esélyegyenlőség fejlesztése terén egyes kiemelt feladatok támogatása							880,0
				1						Működési költségvetés				
					1						Személyi juttatások	81,5		
					2						Munkaadókat terhelő járulékok	26,1		
					3						Dologi kiadások	86,8		
					5						Egyéb működési célú támogatások, kiadások	685,6		
54						Alapítványok támogatása								
	1						Magyarországi Cigányokért Közalapítvány							464,7
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	464,7		
		3						Fogyatékos Személyek Esélyegyenlőségéért Közalapítvány támogatása						193,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	193,9		
		7						Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz						4 600,0
				1						Működési költségvetés				
					3						Dologi kiadások	2,5		
					5						Egyéb működési célú támogatások, kiadások	4 597,5		
	55						Társadalmi szervezetek támogatása							
		1						Értelmi Fogyatékossággal Élők és Segítőik Országos Szövetségének támogatása						138,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	138,0		
		2						Siketek és Nagyothallók Országos Szövetsége támogatása						177,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	177,0		
		3						Mozgáskorlátozottak Egyesületeinek Országos Szövetsége támogatása						160,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	160,7		
		4						Magyar Vakok és Gyengénlátók Országos Szövetsége támogatása						207,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	207,0		
		5						Fogyatékos személyek országos és regionális szervezeteinek támogatása						37,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	37,8		
		16						Autisták és Autisztikusok Országos Szövetsége						30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
	56						Célelőirányzatok							
		8						Európai Globalizációs Alap						5,0
				1						Működési költségvetés				5,0	
					5						Egyéb működési célú támogatások, kiadások	10,0		
	58						Nemzetközi kapcsolatokból eredő kötelezettségek							
		1						Nemzetközi szervezetek tagdíjai, nemzetközi szervezetekkel való együttműködésből eredő kötelezettségek teljesítése						191,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	11,0		
					3						Dologi kiadások	150,0		
		3						ÚMFT-s fejlesztések előkészítése, projektek kidolgozása						40,8
				1						Működési költségvetés				
					1						Személyi juttatások	15,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	20,8		
	60						Szociálpolitikai társadalmi szervezetek támogatása							

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
		1						Betegjogi, Ellátottjogi és Gyermekjogi Közalapítvány						250,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	250,0		
		2						Nemzetközi Pikler Emmi Közalapítvány						38,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3,2		
		3						Kék Vonal Gyermekkrízis Alapítvány						29,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	27,2		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	2,4		
		5						Magyar Lelki Elsősegély Telefonszolgálatok Országos Szövetsége						20,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20,1		
		6						Magyar Gyermek és Ifjúsági Telefonszolgálatok Országos Szövetsége						7,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	7,8		
		7						Hajléktalanokért Közalapítvány						27,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	27,4		
		8						Összefogás a Budapesti Lakástalanokért és Hajléktalan Emberekért Közalapítvány						80,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	80,5		
		9						Magyar Máltai Szeretetszolgálat						256,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	256,8		
		10						Magyar Tanya és Falugondnoki Szolgálat						23,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	23,2		
		11						Baptista Szeretetszolgálat Alapítvány						28,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	28,4		
	61						OÉT, ÁPB-k szakmai programjainak támogatása							
				1						Működési költségvetés			1 919,4	
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	5,5		
					3						Dologi kiadások	219,7		
					5						Egyéb működési célú támogatások, kiadások	1 674,2		
				2						Felhalmozási költségvetés			80,0	
					3						Egyéb intézményi felhalmozási kiadások	80,0		
	92						Hozzájárulás a lakossági energiaköltségekhez							62 817,1

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					3						Dologi kiadások	70,0		
					5						Egyéb működési célú támogatások, kiadások	62 747,1		
	99						Fejezeti tartalék							
		1						Fejezeti általános tartalék				37,5		37,5
											1–16. cím összesen:	*251 838,0*	*41 804,4*	*210 033,6*
20						Családi támogatások								
	1						Családi pótlék					373 960,0		
	2						Anyasági támogatás					7 500,0		
	3						Gyermekgondozási segély					59 160,0		
	5						Gyermeknevelési támogatás					15 939,0		
	6						Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése					1 656,0		
	7						Pénzbeli gyermekvédelmi támogatások					6 000,0		
	8						Életkezdési támogatás					4 744,0		
21						Egyéb szociális ellátások és költségtérítések								
	2						Jövedelempótló és jövedelemkiegészítő szociális támogatások							
		1						Rokkantsági járadék				12 740,0		
		2						Megváltozott munkaképességűek járadéka				72 650,0		
		3						Egészségkárosodási járadék				2 532,0		
		4						Bányászok korengedményes nyugdíja, szénjárandóság kiegészítése és kereset-kiegészítése				6 968,0		
		5						Mezőgazdasági járadék				4 554,0		
		6						Fogyatékossági támogatás és a vakok személyi járadéka				30 108,0		
		8						Politikai rehabilitációs és más nyugdíj-kiegészítések				20 428,0		
		9						Házastársi pótlék				5 282,0		
		13						Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)				110,0		
	3						Különféle jogcímen adott térítések							
		1						Közgyógyellátás				21 000,0		
		2						Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás				3 900,0		
		3						Terhesség-megszakítás				1 600,0		
	4						Folyósított ellátások utáni térítés					1 500,0		
											XXVI. fejezet összesen:	*904 169,0*	*41 804,4*	*210 033,6*
											XXVI. fejezet zárolt egyensúlyi tartaléka:	*2 122,5*		*2 122,5*
											XXVI. fejezet mindösszesen:	*906 291,5*	*41 804,4*	*212 156,1*

XXX. GAZDASÁGI VERSENYHIVATAL

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
1						Gazdasági Versenyhivatal igazgatása								1 607,3
				1						Működési költségvetés				
					1						Személyi juttatások	982,2		
					2						Munkaadókat terhelő járulékok	293,6		
					3						Dologi kiadások	272,5		
					5						Egyéb működési célú támogatások, kiadások	40,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	19,0		
2						Fejezeti kezelésű előirányzatok								
	1						Fejezeti egyensúlyi tartalék					45,1		45,1
											XXX. fejezet összesen:	*1 652,4*		*1 652,4*

XXXI. KÖZPONTI STATISZTIKAI HIVATAL

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Központi Statisztikai Hivatal								9 240,9
				1						Működési költségvetés			367,9	
					1						Személyi juttatások	5 631,1		
					2						Munkaadókat terhelő járulékok	1 712,8		
					3						Dologi kiadások	1 987,2		
					5						Egyéb működési célú támogatások, kiadások	23,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	242,2		
					2						Felújítás	12,5		
				3						Kölcsönök		28,7	28,7	
4						KSH Könyvtár								186,6
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	123,8		
					2						Munkaadókat terhelő járulékok	38,2		
					3						Dologi kiadások	26,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,5		
					2						Felújítás	0,5		
5						KSH Népességtudományi Kutató Intézet								93,8
				1						Működési költségvetés			18,8	
					1						Személyi juttatások	76,2		
					2						Munkaadókat terhelő járulékok	24,2		
					3						Dologi kiadások	12,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2009. évi előirányzat Kiadás	Bevétel	Támogatás
6						Fejezeti kezelésű előirányzatok			
	5					Nemzetközi tagdíjak			0,3
				1		Működési költségvetés			
					3	Dologi kiadások	0,3		
						XXXI. fejezet összesen:	*9 940,0*	*418,4*	*9 521,6*
						XXXI. fejezet zárolt egyensúlyi tartaléka:	*223,3*		*223,3*
						XXXI. fejezet mindösszesen:	*10 163,3*	*418,4*	*9 744,9*

XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA

1						MTA Titkársága			
	1					MTA Titkárság Igazgatása			1 178,9
				1		Működési költségvetés		18,2	
					1	Személyi juttatások	830,4		
					2	Munkaadókat terhelő járulékok	251,3		
					3	Dologi kiadások	115,1		
					5	Egyéb működési célú támogatások, kiadások	0,3		
				3		Kölcsönök	15,0	15,0	
	2					MTA Doktori Tanács Titkársága és Bolyai ösztöndíjak			4 537,7
				1		Működési költségvetés		22,0	
					1	Személyi juttatások	3 943,1		
					2	Munkaadókat terhelő járulékok	572,8		
					3	Dologi kiadások	43,8		
	3					Akadémikusi tiszteletdíjak és hozzátartozói ellátási díjak			2 125,4
				1		Működési költségvetés			
					1	Személyi juttatások	1 917,3		
					2	Munkaadókat terhelő járulékok	206,4		
					3	Dologi kiadások	1,7		
	4					MTA Köztestületi feladatok			149,9
				1		Működési költségvetés			
					1	Személyi juttatások	45,0		
					2	Munkaadókat terhelő járulékok	8,2		
					3	Dologi kiadások	91,0		
					5	Egyéb működési célú támogatások, kiadások	5,7		
2						MTA Széchenyi Irodalmi és Művészeti Akadémia			13,4
				1		Működési költségvetés		2,4	
					1	Személyi juttatások	9,8		
					2	Munkaadókat terhelő járulékok	2,9		
					3	Dologi kiadások	2,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,6		
3						MTA Könyvtára								475,4
				1						Működési költségvetés			25,5	
					1						Személyi juttatások	241,2		
					2						Munkaadókat terhelő járulékok	77,9		
					3						Dologi kiadások	162,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,0		
					2						Felújítás	18,3		
4						MTA Matematikai és természettudományi kutatóintézetek								7 483,1
				1						Működési költségvetés			4 467,3	
					1						Személyi juttatások	6 986,6		
					2						Munkaadókat terhelő járulékok	2 137,0		
					3						Dologi kiadások	2 323,6		
					5						Egyéb működési célú támogatások, kiadások	18,9		
				2						Felhalmozási költségvetés			117,6	
					1						Intézményi beruházási kiadások	361,6		
					2						Felújítás	240,3		
5						MTA Élettudományi kutatóintézetek								4 374,6
				1						Működési költségvetés			2 641,5	
					1						Személyi juttatások	4 078,2		
					2						Munkaadókat terhelő járulékok	1 285,3		
					3						Dologi kiadások	1 253,8		
					5						Egyéb működési célú támogatások, kiadások	61,3		
				2						Felhalmozási költségvetés			77,6	
					1						Intézményi beruházási kiadások	206,0		
					2						Felújítás	206,1		
				3						Kölcsönök		8,9	5,9	
6						MTA Társadalomtudományi kutatóintézetek								3 970,0
				1						Működési költségvetés			728,1	
					1						Személyi juttatások	3 199,8		
					2						Munkaadókat terhelő járulékok	989,0		
					3						Dologi kiadások	218,0		
					5						Egyéb működési célú támogatások, kiadások	28,1		
				2						Felhalmozási költségvetés			16,1	
					1						Intézményi beruházási kiadások	94,7		
					2						Felújítás	184,6		
7						MTA Területi akadémiai központok								202,8
				1						Működési költségvetés			62,0	
					1						Személyi juttatások	116,8		
					2						Munkaadókat terhelő járulékok	37,4		
					3						Dologi kiadások	81,6		
				2						Felhalmozási költségvetés				

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2009. évi előirányzat		
					2						Felújítás	29,0		
8						MTA Akadémiai létesítmények fenntartása és üzemeltetése								668,4
				1						Működési költségvetés			299,5	
					1						Személyi juttatások	232,1		
					2						Munkaadókat terhelő járulékok	81,0		
					3						Dologi kiadások	461,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	38,5		
					2						Felújítás	155,0		
9						MTA Kutatásszervezési és nemzetközi kapcsolatai								157,5
				1						Működési költségvetés				
					1						Személyi juttatások	114,6		
					2						Munkaadókat terhelő járulékok	36,5		
					3						Dologi kiadások	4,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,5		
10						MTA Támogatott Kutatóhelyek								1 869,0
				1						Működési költségvetés			15,0	
					1						Személyi juttatások	1 447,2		
					2						Munkaadókat terhelő járulékok	431,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	5,2		
11						MTA Jóléti intézmények								280,9
				1						Működési költségvetés			239,5	
					1						Személyi juttatások	221,9		
					2						Munkaadókat terhelő járulékok	70,8		
					3						Dologi kiadások	167,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,2		
					2						Felújítás	60,0		
12						OTKA Iroda								428,1
				1						Működési költségvetés				
					1						Személyi juttatások	247,4		
					2						Munkaadókat terhelő járulékok	70,7		
					3						Dologi kiadások	88,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	21,8		
13						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		1						Tudós társaságok támogatása						26,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	26,5		
		2						Tudományos könyv- és folyóirat-kiadás						
			1						Magyar Tudomány					15,8
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	15,8		
			2						Tudományos könyv- és folyóirat-kiadás támogatása					83,7
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,0		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú támogatások, kiadások	60,7		
		3						Fiatal kutatók pályázatos támogatása						219,7
				1						Működési költségvetés				
					1						Személyi juttatások	170,4		
					2						Munkaadókat terhelő járulékok	49,3		
		4						MTA sajátos nemzetközi kapcsolatok						301,4
				1						Működési költségvetés				
					1						Személyi juttatások	121,2		
					2						Munkaadókat terhelő járulékok	21,7		
					3						Dologi kiadások	158,5		
		5						Nemzetközi tagdíjak						110,0
				1						Működési költségvetés				
					3						Dologi kiadások	110,0		
		6						Kutatóintézetek kutatási tematika átalakításának támogatása						240,0
				1						Működési költségvetés				
					1						Személyi juttatások	75,0		
					2						Munkaadókat terhelő járulékok	24,0		
					3						Dologi kiadások	141,0		
		7						Közel-Keleti kutatások támogatása						12,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,0		
		8						Nagy Imre Emlékház és Nagy Imre Társaság működtetésének alapítványi támogatása						50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
		9						Bolyai Műhely Közhasznú Alapítvány támogatása						13,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	13,1		
		10						Határon túli magyar tudósok támogatása						19,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	19,4		
		11						Kolozsvári Akadémiai Bizottság támogatása						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
		13						Szakmai feladatok teljesítése						518,3
				1						Működési költségvetés				
					1						Személyi juttatások	264,6		
					2						Munkaadókat terhelő járulékok	43,4		
					3						Dologi kiadások	187,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	10,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	12,5		
	14						Intézményekhez le nem bontott bevétel							
				1						Működési költségvetés			3 000,0	
					1						Személyi juttatások	1 196,7		
					2						Munkaadókat terhelő járulékok	386,0		
					3						Dologi kiadások	896,4		
					5						Egyéb működési célú támogatások, kiadások	30,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	430,0		
					3						Egyéb intézményi felhalmozási kiadások	60,0		
				3						Kölcsönök		0,9		
3						Országos Tudományos Kutatási Alapprogramok								
	1						Kutatási témapályázatok							5 235,8
				1						Működési költségvetés				
					1						Személyi juttatások	2 345,6		
					2						Munkaadókat terhelő járulékok	583,8		
					3						Dologi kiadások	1 868,2		
					5						Egyéb működési célú támogatások, kiadások	100,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	338,2		
5						Központi kezelésű felújítások								12,8
				2						Felhalmozási költségvetés				
					2						Felújítás	12,8		
6						Gazdasági és Szociális Tanács működtetése								50,0
				1						Működési költségvetés				
					1						Személyi juttatások	23,0		
					2						Munkaadókat terhelő járulékok	7,3		
					3						Dologi kiadások	19,7		
7						Európai Uniós és hazai kutatóintézeti pályázatok támogatása								1 200,0
				1						Működési költségvetés				
					1						Személyi juttatások	560,0		
					2						Munkaadókat terhelő járulékok	180,0		
					3						Dologi kiadások	460,0		
10						Fejezeti tartalék								
	1						Fejezeti általános tartalék					178,9		178,9
	2						Fejezeti egyensúlyi tartalék					1 122,3		1 122,3
											XXXIII. fejezet összesen:	*49 088,0*	*11 753,2*	*37 334,8*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás

XXXIV. KUTATÁS ÉS TECHNOLÓGIA

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nemzeti Kutatási és Technológiai Hivatal								416,7
				1						Működési költségvetés			2 495,9	
					1						Személyi juttatások	1 056,9		
					2						Munkaadókat terhelő járulékok	319,0		
					3						Dologi kiadások	1 516,7		
				2						Felhalmozási költségvetés			100,0	
					1						Intézményi beruházási kiadások	120,0		
3						Magyar Szabadalmi Hivatal								
				1						Működési költségvetés			3 362,0	
					1						Személyi juttatások	1 352,8		
					2						Munkaadókat terhelő járulékok	412,1		
					3						Dologi kiadások	1 291,5		
					5						Egyéb működési célú támogatások, kiadások	172,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	127,2		
					2						Felújítás	6,0		
4						Fejezeti kezelésű előirányzatok								
	1						Ágazati célelőirányzatok							
		1						K+F+I intézmény és szabályozási rendszerének átalakítása						143,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	143,2		
		3						Nemzetközi tagdíjak (NKTH)						36,4
				1						Működési költségvetés				
					3						Dologi kiadások	36,4		
		6						Kutatóreaktor kiégett fűtőelemeinek cseréje						1 800,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 800,0		
		7						Európai Innovációs és Technológiai Intézet működésének támogatása						67,1
				1						Működési költségvetés				
					1						Személyi juttatások	32,7		
					2						Munkaadókat terhelő járulékok	10,4		
					3						Dologi kiadások	24,0		
											1–4. cím összesen:	*8 421,3*	*5 957,9*	*2 463,4*
6						Alapok támogatása								
	1						Kutatási és Technológiai Innovációs Alap					28 695,1		
											XXXIV. fejezet összesen:	*37 116,4*	*5 957,9*	*2 463,4*
											XXXIV. fejezet zárolt egyensúlyi tartaléka:	*26,2*		*26,2*
											XXXIV. fejezet mindösszesen:	*37 142,6*	*5 957,9*	*2 489,6*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
						XLI. A KÖZPONTI KÖLTSÉGVETÉS KAMATELSZÁMOLÁSAI, TŐKEVISSZATÉRÜLÉSEI, AZ ADÓSSÁG- ÉS KÖVETELÉS-KEZELÉS KÖLTSÉGEI								
1						Devizában fennálló adósság és követelések kamatelszámolásai								
	1						Devizahitelek kamatelszámolásai							
		1						Nemzetközi pénzügyi szervezetektől és külföldi pénzintézetektől felvett hitelek kamatelszámolásai						
			1						Világbanki hitelek elszámolásai			355,8		
			2						EBB hitelek kamatelszámolásai			31 779,1		
			3						KfW hitelek kamatelszámolásai			473,8		
			4						ET Fejlesztési Bank hiteleinek kamatelszámolásai			11 185,6		
			6						MÁV-tól és a GySEV-től 2002-ben átvállalt hitelek kamatelszámolásai			1 668,0		
			7						ÁAK Rt-től 2002-ben átvállalt devizahitelek kamatelszámolásai			833,3		
			8						EBRD hitelek kamatelszámolásai			35,8		
	2						Devizakötvények kamatelszámolásai							
		1						1999-től kibocsátott devizakötvények kamatelszámolásai				194 358,0		
		2						Amerikai kötvények kamata				2,2		
	4						M2M-tel kapcsolatos kamatok						173,0	
	5						IMF-hitel rendelkezésre állási jutaléka					7 225,0		
2						A forintban fennálló adósság és követelések kamatelszámolásai								
	1						Forinthitelek kamatelszámolásai							
		2						Egyéb hitelek kamatelszámolásai						
			3						Állami kölcsön kamatelszámolása				6,4	
			18						EBB forint hitelek kamatelszámolásai			13 488,0		
	2						Államkötvények kamatelszámolása							
		1						Piaci értékesítésű államkötvények kamatelszámolásai						
			1						Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai			710 414,9	55 965,6	
		2						Nem piaci értékesítésű államkötvények kamatelszámolása						
			1						Lakással kapcsolatos államkötvények kamatelszámolásai			1 831,4		
			2						Konszolidációval kapcsolatos államkötvények kamatelszámolásai			21 273,7		
			3						Rubelkövetelések megvásárlását fedező államkötvények kamatelszámolásai			479,3		
			4						Kamatmentes adósság kötvényesítésével kapcsolatos államkötvények kamatelszámolásai			11 255,6		
			6						ÁPV Rt. gázközművek miatti tartalékfeltöltését fedező kötvény kamata			285,1		
			7						Alárendelt kölcsöntőkekötvény kamatelszámolása				1 314,5	
			8						MFB Rt-nek átadott államkötvények kamatelszámolásai			1 378,2		
	3						Kincstárjegyek kamatelszámolásai							
		1						Diszkont kincstárjegyek kamatelszámolása				152 001,7	20,1	
		2						Lakossági kincstárjegyek kamatelszámolása				37 920,1		
	4						Kincstári egységes számla forintbetét kamatelszámolásai						16 148,9	
	5						Intervenciós felvásárlás előfinanszírozási költségének megtérítése						35,0	
3						Adósság és követeléskezelés egyéb kiadásai								
	1						Jutalékok és egyéb költségek							
		1						Deviza elszámolások				1 814,4		

FEJEZET												2009. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
		2						Forint elszámolások				7 022,5		
	2						Állampapírok értékesítését támogató kommunikációs kiadások					880,0		
	3						Adósságkezelés költségei					882,0		
	4						Követeléskezelés költségei					2,7		
4						Tőke követelések visszatérülése								
	1						Kormányhitelek visszatérülése						1 561,0	
	2						Nemzetközi pénzügyi szervezetek és külföldi pénzintézetek belföldre kihelyezett hiteleinek tőke-visszatérülése							
		3						OECF hitel tőke-visszatérülése					417,9	
	4						Állami alapjuttatás járadéka						114,5	
											XLI. fejezet összesen:	*1 208 846,2*	*75 756,9*	

XLII. A KÖZPONTI KÖLTSÉGVETÉS FŐ BEVÉTELEI

1						Vállalkozások költségvetési befizetései								
	1						Társasági adó						540 400,0	
	2						Társas vállalkozások különadója						195 300,0	
	3						Hitelintézeti járadék						13 000,0	
	5						Cégautóadó						27 000,0	
	6						Egyszerűsített vállalkozói adó						172 900,0	
	7						Bányajáradék						33 500,0	
	8						Játékadó-bevétel						75 900,0	
	9						Ökoadó							
		1						Energiaadó					15 000,0	
		2						Környezetterhelési díj					9 500,0	
	10						Egyéb befizetések						31 000,0	
	11						Energiaellátók jövedelemadója						30 000,0	
2						Fogyasztáshoz kapcsolt adók								
	1						Általános forgalmi adó						2 135 100,0	
	2						Jövedéki adó						830 000,0	
	3						Regisztrációs adó						82 100,0	
3						Lakosság költségvetési befizetései								
	1						Személyi jövedelemadó						2 062 400,0	
	2						Egyéb lakossági adók						5 300,0	
	3						Magánszemélyek különadója						29 400,0	
	4						Lakossági illetékek						128 400,0	
4						Egyéb költségvetési bevételek								
	1						Vegyes bevételek							
		8						Egyéb vegyes bevételek					4 886,0	
		9						Kezesség-visszatérülés					3 560,0	
5						Költségvetési befizetések								
	1						Központi költségvetési szervek						27 078,3	
	2						Helyi önkormányzatok befizetései						6 500,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2009. évi előirányzat		
	3						Elkülönített állami pénzalapok befizetései							
		6						Munkaerőpiaci Alap					158 598,7	
7						Egyéb uniós bevételek								
	2						Vámbeszedési költség megtérítése						8 078,1	
	3						Cukorágazati hozzájárulás beszedési költség megtérítése						158,8	
	4						Uniós támogatások utólagos megtérülése							
		2						Nemzeti Vidékfejlesztési Terv					7 393,2	
		3						Strukturális Alapok					45 403,8	
		4						Kohéziós Alap					3 282,3	
											XLII. fejezet összesen:		*6 681 139,2*	

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Kiadás	Bevétel	Támogatás
1				Az állami vagyonnal kapcsolatos bevételek						
	1				Értékesítési bevételek					
		1				Ingatlan értékesítésből származó bevételek				
			1				Termőföld értékesítésből származó bevételek		8 781,0	
			3				Egyéb ingatlanok értékesítésből származó bevételek		31 500,0	
		2				Egyéb eszközök értékesítésből származó bevételek			80,2	
	2				Hasznosítási bevételek					
		1				Bérleti díjak				
			1				Haszonbérleti díj		3 696,2	
		2				Vagyonkezelői díj			2 587,6	
		3				Osztalékbevételek			48 300,0	
		4				Koncessziós díjak				
			1				Szerencsejáték koncessziós díj		1 589,4	
			2				Infrastruktúra koncessziókból származó díj		638,1	
	3				Egyéb bevételek				76,3	
2				Az állami vagyonnal kapcsolatos kiadások						
	1				Felhalmozási jellegű kiadások					
		1				Ingatlan vásárlás				
			1				Termőföld vásárlás	940,0		
			2				Egyéb ingatlanok vásárlása	1 100,0		
		2				Egyéb eszközök vásárlása		950,0		
		3				Ingatlan-beruházások		11 619,0		
		4				Állami tulajdoni részesedések növekedését eredményező kiadások		24 011,0		
		5				Volt szovjet ingatlanok környezeti kármentesítése		400,0		
	2				Hasznosítással kapcsolatos folyó kiadások					
		1				Életjáradék termőföldért		11 760,5		
		2				Ingatlanok fenntartásával járó kiadások				
			1				Üzemeltetés, fenntartás, karbantartás, javítás	1 630,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
			2						Ingatlanok őrzése			800,0		
		3						Egyéb vagyonkezelési kiadások				784,0		
		4						Állami tulajdonú társaságok támogatása				5 532,0		
	3						A Magyar Államot korábbi értékesítésekhez kapcsolódóan terhelő kiadások							
		1						Jótállással, szavatossággal kapcsolatos kifizetések				146,0		
		2						Kezesi felelősségből eredő kifizetések				826,0		
		3						Konszernfelelősség alapján történő kifizetések				570,0		
		4						Belterületi föld értéke alapján, alapítói jogon kifizetendő járandóság				324,0		
		5						Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása				14 893,0		
		6						Egyéb bírósági döntésből eredő kiadások				3 280,0		
		7						Egyéb szerződéses kötelezettségek				178,0		
		8						Egyéb jogszabályból eredő kiadások						
			1						Kárpótlási jegyek életjáradékra váltása			2 900,0		
	4						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja				1 000,0		
		2						Eljárási költségek, perköltségek				230,0		
		3						Az MNV Zrt. működésének támogatása				9 302,0		
		4						Átcserélhető kötvény kamatfizetése				1 569,0		
		5						Állami ingatlanvagyon felmérése				2 100,0		
	5						Fejezeti tartalék					14 500,0		
	8						ÁFA elszámolás					1 000,0		
											XLIII. fejezet összesen:	*112 344,5*	*97 248,8*	
											KIADÁSI FŐÖSSZEG:		*8 960 963,4*	
											BEVÉTELI FŐÖSSZEG:		*8 300 171,5*	
											A FŐÖSSZEGEK EGYENLEGE:		*–660 791,9*	

2. számú melléklet a 2008. évi CII. törvényhez

A KÖZPONTI KÖLTSÉGVETÉS VÉGREHAJTÁSÁNAK MÉRLEGE

Millió forintban

BEVÉTELEK	2009. évi előirányzat
GAZDÁLKODÓ SZERVEZETEK BEFIZETÉSEI	
Társasági adó	540 400,0
Társas vállalkozások különadója	195 300,0
Hitelintézeti járadék	13 000,0
Egyszerűsített vállalkozói adó	172 900,0
Bányajáradék	33 500,0
Játékadó-bevétel	75 900,0
Ökoadók	24 500,0
Egyéb befizetések	31 000,0
Egyéb központosított bevételek	108 034,1
Energiaellátók jövedelemadója	30 000,0
Cégautóadó	27 000,0
Összesen:	1 251 534,1
FOGYASZTÁSHOZ KAPCSOLT ADÓK	
Általános forgalmi adó	2 135 100,0
Jövedéki adó	830 000,0
Regisztrációs adó	82 100,0
Összesen:	3 047 200,0
LAKOSSÁG BEFIZETÉSEI	
Személyi jövedelemadó	2 062 400,0
Magánszemélyek különadója	29 400,0
Adóbefizetések	5 300,0
Illeték befizetések	128 400,0
Összesen:	2 225 500,0
KÖLTSÉGVETÉSI SZERVEK ÉS FEJEZETI KEZELÉSŰ ELŐIRÁNYZATOK	
Költségvetési szervek bevételei	546 985,5
Szakmai fejezeti kezelésű előirányzatok saját bevételei	791 007,0
Fejezeti kezelésű előirányzatok EU támogatása	
Összesen:	1 337 992,5
BEFIZETÉS AZ ÁLLAMHÁZTARTÁS ALRENDSZEREIBŐL	
Központi költségvetési szervektől származó befizetések	27 078,3
Elkülönített állami pénzalapok befizetése	158 598,7
Helyi önkormányzatok befizetése	6 500,0
Összesen:	192 177,0
ÁLLAMI VAGYONNAL KAPCSOLATOS BEFIZETÉSEK	97 248,8
EGYÉB BEVÉTELEK	8 446,0
ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK	75 756,9
EGYÉB UNIÓS BEVÉTELEK	
Vám és cukorágazati hozzájárulás visszatérítés	8 236,9
Uniós támogatások utólagos megtérülése	56 079,3
BEVÉTELI FŐÖSSZEG:	**8 300 171,5**
A KÖZPONTI KÖLTSÉGVETÉS EGYENLEGE:	**–660 791,9**

KIADÁSOK	2009. évi előirányzat
EGYEDI ÉS NORMATÍV TÁMOGATÁSOK	201 400,0
KÖZSZOLGÁLATI MŰSORSZOLGÁLTATÁS TÁMOGATÁSA	53 565,4
FOGYASZTÓI ÁRKIEGÉSZÍTÉS	106 000,0
LAKÁSÉPÍTÉSI TÁMOGATÁSOK	205 532,0
CSALÁDI TÁMOGATÁSOK, SZOCIÁLIS JUTTATÁSOK	
Családi támogatások	468 959,0
Jövedelempótló és jövedelem kiegészítő szociális támogatások	156 122,0
Különféle jogcímen adott térítések	28 000,0
Összesen:	653 081,0
KÖLTSÉGVETÉSI SZERVEK ÉS FEJEZETI KEZELÉSŰ ELŐIRÁNYZATOK	
Költségvetési szervek kiadásai	1 823 568,2
Szakmai fejezeti kezelésű előirányzatok kiadásai	1 857 776,2
Összesen:	3 681 344,4
AZ ÁLLAMHÁZTARTÁS ALRENDSZEREINEK TÁMOGATÁSA	
Elkülönített állami pénzalapok támogatása	39 792,5
Garancia és hozzájárulás a társadalombiztosítási alapok kiadásaihoz	913 590,5
Helyi önkormányzatok támogatása	1 289 970,9
Összesen:	2 243 353,9
TÁRSADALMI ÖNSZERVEZŐDÉSEK TÁMOGATÁSA	5 317,3
NEMZETKÖZI PÉNZÜGYI KAPCSOLATOK KIADÁSAI	8 018,3
ADÓSSÁGSZOLGÁLAT, KAMATTÉRÍTÉS	1 208 846,2
MNB ELSZÁMOLÁSOKKAL KAPCSOLATOS KIADÁS	
TARTALÉKOK	
Általános tartalék	47 177,7
Céltartalékok	66 791,5
Stabilitási tartalék	78 000,0
Összesen:	191 969,2
ÁLLAMI VAGYONNAL KAPCSOLATOS KIADÁSOK	112 344,5
KORMÁNYZATI RENDKÍVÜLI ÉS EGYÉB KIADÁSOK	46 087,3
ÁLLAM ÁLTAL VÁLLALT KEZESSÉG ÉRVÉNYESÍTÉSE	16 715,0
ADÓSSÁGÁTVÁLLALÁS	1 370,6
HOZZÁJÁRULÁS AZ EU KÖLTSÉGVETÉSÉHEZ	226 018,3
KIADÁSI FŐÖSSZEG:	**8 960 963,4**

3. számú melléklet a 2008. évi CII. törvényhez

A helyi önkormányzatok normatív hozzájárulásai

1. Települési önkormányzatok feladatai

a) Település-üzemeltetési és igazgatási feladatok

FAJLAGOS ÖSSZEG: 1 057 forint/fő, de településenként legalább 1 500 000 forint, azonban ahol a lakosságszám nem éri el az 500 főt, ott községenként legalább 3 000 000 forint.

A települési önkormányzatot lakosságszám alapján illeti meg a hozzájárulás kötelező alapfeladataihoz, valamint szolgáltatásai megszervezéséhez. Ide tartoznak különösen a település-üzemeltetési és igazgatási feladatok.

b) Közösségi közlekedési feladatok

FAJLAGOS ÖSSZEG: 515 forint/fő

A hozzájárulás a települési önkormányzatokat – a főváros és kerületei, továbbá a megyei jogú városok kivételével – a közösségi közlekedéssel kapcsolatos feladataikhoz lakosságszám szerint illeti meg.

c) Települési sportfeladatok

FAJLAGOS ÖSSZEG: 500 forint/fő

2. Körzeti igazgatás

a) Okmányirodák működése és gyámügyi igazgatási feladatok

aa) Alap-hozzájárulás

FAJLAGOS ÖSSZEG: 3 300 000 forint/körzetközpont

A hozzájárulás a polgárok személyi adatainak és lakcímének nyilvántartásáról szóló 1992. évi LXVI. törvény 7/A. §-ában meghatározottak szerint az okmányirodák működéséhez, továbbá a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvényben (a továbbiakban: Szoctv.), illetve a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 162. §-a (1) bekezdésének *d)* pontjában adott felhatalmazás alapján kijelölt önkormányzatok elsőfokú gyámügyi, valamint egyes gyermekvédelmi, szociális, igazgatási feladataihoz vehető igénybe.

ab) Okmányiroda működési kiadásai

FAJLAGOS ÖSSZEG: 324 forint/ügyirat, de okmányirodát fenntartó önkormányzatonként legalább 4 500 000 forint.

A hozzájárulás a helyi önkormányzatokat az okmányirodák működési kiadásaihoz a feldolgozott ügyeknek a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala (a továbbiakban: KEKKH) által rendelkezésre bocsátott 2007. október 1-je és 2008. szeptember 30-a közötti ügyiratszáma szerint illeti meg.

ac) Gyámügyi igazgatási feladatok

FAJLAGOS ÖSSZEG: 270 forint/fő

A hozzájárulás a gyermekvédelmi és gyámügyi feladat- és hatáskörök ellátásáról, valamint a gyámhatóság szervezetéről és illetékességéről szóló 331/2006. (XII. 23.) Korm. rendelet által kijelölt városi, fővárosi, fővárosi kerületi önkormányzatot az ellátási körzet lakosságszáma szerint a gyermekvédelmi és gyámügyi igazgatási – elsőfokú gyámhatósági – feladataihoz illeti meg, a 2008. december 31-ei állapot szerint. Ez a pont tartalmazza az ellátási körzetben a cselekvőképességet korlátozó vagy kizáró gondnokság alatt álló személyek törvényes képviseletét ellátó hivatásos gondnokok foglalkoztatásához kapcsolódó hozzájárulást is.

b) Építésügyi igazgatási feladatok

ba) Térségi normatív hozzájárulás

FAJLAGOS ÖSSZEG: 70 forint/fő

A hozzájárulás – lakosságszám szerint – az építésügyi és az építésfelügyeleti hatóságok kijelöléséről és működési feltételeiről szóló 343/2006. (XII. 23.) Korm. rendelet szerinti elsőfokú építésügyi hatósági hatáskört gyakorló jegyzőt foglalkoztató építésügyi körzetközpont települési önkormányzatot illeti meg.

bb) Kiegészítő hozzájárulás építésügyi igazgatási feladatokhoz

FAJLAGOS ÖSSZEG: 7 737 forint/döntés

A hozzájárulás a helyi önkormányzatokat az építésügyi hatóságok működési kiadásaihoz az építésügyi hatósági ügyeiben hozott, a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL.

törvény szerinti döntéseinek a Nemzeti Fejlesztési és Gazdasági Minisztérium által rendelkezésre bocsátott 2007. január 1-je és 2007. december 31-e közötti száma szerint illeti meg.

3. Körjegyzőség működése

a) Alap-hozzájárulás

FAJLAGOS ÖSSZEG: 300 000 forint/körjegyzőség/hónap

b) Ösztönző hozzájárulás

Az alap-hozzájáruláson túl illeti meg:

ba) a két községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma eléri vagy meghaladja az 1 000 főt,

FAJLAGOS ÖSSZEG: 203 200 forint/körjegyzőség/hónap,

bb) a három vagy négy községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma nem éri el az 1 000 főt,

FAJLAGOS ÖSSZEG: 173 100 forint/körjegyzőség/hónap,

bc) a három vagy több községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma eléri vagy meghaladja az 1 000 főt, illetve az öt vagy több községből álló körjegyzőséget, ha a körjegyzőséghez tartozó együttes lakosságszám nem éri el az 1 000 főt,

FAJLAGOS ÖSSZEG: 345 000 forint/körjegyzőség/hónap, de a hat vagy több tagból álló körjegyzőség esetén a körjegyzőséghez tartozó hatodik településtől további 20 000 forint/település/hó,

bd) a nagyközségi, városi (megyei jogú városi) székhelyű körjegyzőséget a székhelyhez kapcsolódó második és minden további, de legfeljebb nyolc község után,

FAJLAGOS ÖSSZEG: 112 000 forint/kapcsolódó község/hónap.

Az ösztönző hozzájárulás egy jogcímen vehető igénybe.

E hozzájárulás szempontjából körjegyzőségnek tekintendő a társult képviselő-testület hivatala is.

A hozzájárulást a körjegyzőség (a társult képviselő-testület, a körjegyzői feladatokat ellátó nagyközség, város) székhelye szerinti önkormányzat veheti igénybe. Az igénylésnél, illetve az év végi elszámolásnál

- az év közben megalakuló körjegyzőség – amennyiben megalakulásakor rendelkezik kinevezett körjegyzővel – a létrejöttével betöltött első teljes hónaptól,
- az év során megszűnő körjegyzőség a megszűnés hónapjáig bezárólag

vehető figyelembe.

Kinevezett körjegyzővel nem rendelkező önkormányzatot – a tárgyévben, illetve az azt megelőző évben elkezdett 6 üres hónap lejártát követő hónap első napjától – nem illeti meg e hozzájárulás. Új körjegyző kinevezése esetén az első betöltött teljes hónaptól jár a hozzájárulás.

4. Megyei, fővárosi önkormányzatok feladatai

a) Igazgatási és sportfeladatok

FAJLAGOS ÖSSZEG: 150 forint/fő

A megyei, fővárosi önkormányzatot lakosságszám alapján illeti meg a hozzájárulás igazgatási, területi honvédelmi igazgatási feladatainak ellátásához, valamint a sportfeladatok megszervezéséhez.

b) Területi gyermekvédelmi szakszolgálat működtetése

FAJLAGOS ÖSSZEG: 689 forint/fő

A hozzájárulás a megyei, fővárosi önkormányzatot a 0–17 éves korcsoportba tartozó lakosok száma alapján illeti meg a Gyvt. alapján szervezett területi gyermekvédelmi szakszolgáltatáshoz és a megyei/fővárosi gyermekvédelmi szakértői bizottság tevékenységéhez, a területi gyermekvédelmi szakszolgálat által a Gyvt. 141. §-a (1) bekezdésének *a)* pontja szerint vezetett nyilvántartásban szereplő gyermekekhez kapcsolódó feladataihoz.

5. Lakott külterülettel kapcsolatos feladatok

FAJLAGOS ÖSSZEG: 3 088 forint/fő

A hozzájárulás a lakott külterülettel rendelkező települési önkormányzatokat a KEKKH által 2008. január 1-jei állapotra számított, az önkormányzat adatszolgáltatása alapján kimutatott külterületi lakosok száma szerint illeti meg.

6. Lakossági települési folyékony hulladék ártalmatlanítása

FAJLAGOS ÖSSZEG: 100 forint/m^3

A hozzájárulás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett lakossági folyékony hulladék mennyisége (m^3) után illeti meg azon önkormányzatokat, amelyek a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett lakossági folyékony hulladék gyűjtéséről ártalmatlanítás céljából – a hulladékgazdálkodásról szóló 2000. évi XLIII. törvény alapján szervezett hulladékkezelési közszolgáltatás keretében – gondoskodnak. Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A hozzájárulást az önkormányzatok a lakossági folyékony hulladék becsült évi mennyisége (m^3) alapján igénylik és annak tényleges mennyisége alapján számolnak el.

7. A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzatok feladatai

a) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott vagy súlyos foglalkoztatási gondokkal küzdő település:

FAJLAGOS ÖSSZEG: 2 510 forint/fő

b) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott és súlyos foglalkoztatási gondokkal küzdő település:

FAJLAGOS ÖSSZEG: 4 640 forint/fő

A hozzájárulás a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendelet által meghatározott települések önkormányzatait lakosságszám szerint illeti meg.

8. Üdülőhelyi feladatok

FAJLAGOS ÖSSZEG: 2 forint/idegenforgalmi adóforint

A hozzájárulás az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó minden forintjához 2 forint. Késedelmi pótlék, bírság, illetve üdülőépület utáni idegenforgalmi adó alapján nem igényelhető a hozzájárulás.

9. Közművelődési és közgyűjteményi feladatok

a) Helyi közművelődési és közgyűjteményi feladatok

FAJLAGOS ÖSSZEG: 1 061 forint/fő

A hozzájárulás lakosságszám szerint illeti meg a települési önkormányzatot a kulturális javak védelmét, a muzeális intézményeket és levéltárakat, a nyilvános könyvtári ellátást és a közművelődést szolgáló feladatai ellátásához.

b) Megyei/fővárosi közművelődési és közgyűjteményi feladatok

FAJLAGOS ÖSSZEG: 87 776 570 forint/megye, főváros,
350 forint/fő

A hozzájárulás egységesen, továbbá a megye/főváros lakosságszáma szerint illeti meg a megyei/fővárosi önkormányzatot a kulturális javak védelmét, a muzeális intézményeket és levéltárakat, a nyilvános könyvtári ellátást és a közművelődést szolgáló feladatai ellátásához.

10. Pénzbeli szociális juttatások

FAJLAGOS ÖSSZEG: 4 100–20 300 forint/fő

A hozzájárulás a Szoctv. és a Gyvt. alapján nyújtható pénzbeli és természetbeni szociális és gyermekjóléti ellátásokhoz, az egyes ellátásokhoz tartozó különféle járulék- és hozzájárulás-fizetési kötelezettségekhez, valamint a települési önkormányzat által szervezett közfoglalkoztatáshoz kapcsolódik.

A központi költségvetés e jogcímen járul hozzá

a) a Szoctv. 37/B. §-a (1) bekezdésének *a)–c)* pontjaiban szabályozott rendszeres szociális segélynek, a Szoctv. 32/B. §-ában szabályozott időskorúak járadékának, a Szoctv. 41. §-ának (1) bekezdésében szabályozott ápolási díjnak és az utána fizetendő nyugdíjbiztosítási járuléknak, a Szoctv. 55/A. §-ában szabályozott adósságcsökkentési támogatásnak, a Szoctv. 38. §-ának (2), (5) bekezdésében szabályozott lakásfenntartási támogatásnak és a Szoctv. 55/A. §-ának (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségeinek 10%-ához,

b) a Szoctv. 37/B. §-a (1) bekezdésének *d)* pontjában szabályozott rendszeres szociális segélynek és a Szoctv. 37. §-a (1) bekezdésében, valamint a 37/C. §-a (4) bekezdése alapján folyósított rendelkezésre állási támogatásnak a 20%-ához,

c) a Szoctv. 36. §-ában szabályozott közcélú munka keretében kifizetett munkabér és közterheinek 5%-ához,

d) a Gyvt. 21. §-ában szabályozott rendkívüli gyermekvédelmi támogatás, a Szoctv. 43/B. §-ának (1) bekezdésében szabályozott ápolási díj és nyugdíjbiztosítási járuléka, a Szoctv. 38. §-ának (9) bekezdésében szabályozott lakásfenntartási támogatás, az átmeneti (krízis-) segélyezés, a temetési segély, a köztemetés, a Szoctv. 50. §-ának (3) bekezdésében szabályozott közgyógyellátás után fizetendő térítés, valamint a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának szociális alapon történő egyedi mérséklésének vagy elengedésének forrásához.

Ez az előirányzat szolgál az állampolgárok lakáshoz jutásának települési önkormányzatok általi támogatásához. Az önkormányzatok a saját rendeletükben meghatározott módon kamatmentes kölcsönt, illetőleg részben vagy egészben vissza nem térítendő támogatást nyújthatnak a rászoruló családok részére lakótelek, új vagy használt lakás megszerzéséhez, lakás bővítéséhez, korszerűsítéséhez, felújításához, fenntartásához, lakáscélú kölcsön törlesztő részleteinek, lakás lakbérének megfizetéséhez, vagy más, a lakhatással kapcsolatos költségeik viseléséhez.

A hozzájárulás a települési önkormányzatokat a lakosságszám alapján a települések szociális jellemzőiből képzett mutatószám szerint differenciáltan illeti meg.

A mutatószám kialakításában

– 10%-os súllyal a Gyvt. 20/A. §-ának (1) bekezdése szerinti pénzbeli támogatásban, valamint a 20/B. §-ának (4) bekezdése szerinti pótlékban részesülők 2007. november havi és 2008. július havi együttes létszámadataiból számított átlaga,
– 10%-os súllyal a 60 éves és idősebb korcsoportba tartozók számának,
– 25%-os súllyal a rendszeres szociális segélyben részesülőknek a települési önkormányzatok visszaigénylése alapján nyilvántartott számának 2008. március, június és szeptember havi együttes létszámadataiból számított átlaga,
– 25%-os súllyal a közcélú munkán foglalkoztatottak számának 2008. március, június és szeptember havi együttes létszámadataiból számított átlaga,
– 15%-os súllyal a lakásfenntartási támogatásban részesülőknek a 2008. március, június és szeptember havi együttes létszámadatokból számított átlaga,
– 15%-os súllyal a 18–59 éves korcsoportba tartozó, személyi jövedelemadót nem fizetők számának a 2007. évi adóbevallások összesítése alapján számított

lakosságszámon belüli részaránya szerepel.

11. Szociális és gyermekjóléti alapszolgáltatás feladatai

a) Szociális és gyermekjóléti alapszolgáltatások általános feladatai

A hozzájárulás a települési önkormányzatoknak a Szoctv.-ben, valamint a Gyvt.-ben meghatározott szociális és gyermekjóléti alapellátási kötelezettségei körébe tartozó szolgáltatások és intézményeik működési kiadásaihoz kapcsolódik.

Ezek a feladatok különösen:

– a Szoctv. 64. §-ában meghatározott családsegítés,
– a Gyvt. 39. §-ában meghatározott gyermekjóléti szolgáltatás, a 40. §-ában meghatározott gyermekjóléti szolgálat, a 41. §-ának (4) bekezdése szerinti napközbeni ellátás, valamint a 44. §-ában meghatározott házi gyermekfelügyelet működtetése a külön jogszabályban foglalt szakmai szabályok szerint.

A hozzájárulás a települési önkormányzatot lakosságszám alapján illeti meg.

aa) FAJLAGOS ÖSSZEG: 250 forint/fő

A hozzájárulás a 2 000-nél kisebb lakosságszámú települési önkormányzatot illeti meg a település lakosságszáma szerint.

A 2 000-nél kisebb lakosságszámú, családsegítést és gyermekjóléti szolgáltatást működési engedéllyel végző települési önkormányzatot az *ab)* pont szerinti hozzájárulás illeti meg. Ha az önkormányzat csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az *ab)* pont szerinti hozzájárulás 50%-a, valamint az e jogcímű hozzájárulás 50%-a jár. Mindkét szolgáltatást működtető 2 000-nél kisebb lakosságszámú önkormányzat az *ab)* pont szerinti hozzájárulás mellett nem jogosult az e jogcímű hozzájárulásra.

ab) A hozzájárulásra az a családsegítést és/vagy gyermekjóléti szolgáltatást működtető települési önkormányzat jogosult, amelynek lakosságszáma nem haladja meg a 70 000-et. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

$$H = (L/5\,000) \times 3\,950\,000 \text{ forint}$$

ac) A hozzájárulásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 70 001–110 000 lakosságszámú települési önkormányzat jogosult. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

H = (L/6 000) x 3 950 000 forint

ad) A hozzájárulásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 110 000-nél nagyobb lakosságszámú települési önkormányzat jogosult. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

H = (L/7 000) x 3 950 000 forint

b) Gyermekjóléti központ

FAJLAGOS ÖSSZEG: 2 303 300 forint/központ

A hozzájárulás a Gyvt. 40. §-ának (1)–(3) bekezdésében meghatározott gyermekjóléti szolgáltatásokat biztosító gyermekjóléti központok működési kiadásaihoz kapcsolódik.

A hozzájárulás a gyermekjóléti központot működtető legalább 40 000 lakosságszámú települési önkormányzatot és megyei jogú város önkormányzatát a fenntartott központok száma szerint illeti meg.

c) Szociális étkeztetés

A hozzájárulás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.

ca) FAJLAGOS ÖSSZEG: 91 050 forint/fő

A hozzájárulás a települési önkormányzatot azon ellátottak után illeti meg, akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 150%-át nem éri el.

cb) FAJLAGOS ÖSSZEG: 80 700 forint/fő

A hozzájárulás a települési önkormányzatot azon ellátottak után illeti meg, akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem eléri a nyugdíjminimum 150%-át, de nem haladja meg annak 300%-át.

Ez a hozzájárulás igényelhető a népkonyhai étkeztetésben részesülők után is a Szoctv. 119/C. §-ának (1) bekezdésében meghatározott feltétel szerint.

cc) FAJLAGOS ÖSSZEG: 64 000 forint/fő

A hozzájárulás a települési önkormányzatot azon ellátottak után illeti meg, akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 300%-át meghaladja.

A hozzájárulás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg.

A hozzájárulás nem vehető igénybe a közoktatási feladatellátás keretében a 17.1. Kedvezményes óvodai, iskolai, kollégiumi étkeztetés jogcímen étkeztetésben részesülők után.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója nyilvántartása alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszeresen vehető figyelembe.

d) Házi segítségnyújtás

A hozzájárulásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

da) FAJLAGOS ÖSSZEG: 270 700 forint/fő

A hozzájárulás a települési önkormányzatot azon ellátottak után illeti meg, akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 150%-át nem haladja meg.

db) FAJLAGOS ÖSSZEG: 171 000 forint/fő

A hozzájárulás a települési önkormányzatot azon ellátottak után illeti meg, akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 150%-át meghaladja, vagy akiknek ellátását a Szoctv. 63. §-ának (8) bekezdése alapján átmeneti jelleggel végzi.

A hozzájárulás a települési önkormányzatot a házi segítségnyújtás keretében ellátott személyek száma szerint illeti meg. A hozzájárulás arra az ellátotti létszámra is igényelhető, amely a külön jogszabályban foglalt szociális gondozói létszámra meghatározott maximális ellátotti számot meghaladja.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.

e) Jelzőrendszeres házi segítségnyújtás

FAJLAGOS ÖSSZEG: 29 500 forint/fő

A hozzájárulást igényelheti az a 10 000-nél nagyobb lakosságszámú települési önkormányzat, amely a Szoctv. 65. §-a szerint és a külön jogszabályban foglalt szakmai szabályoknak megfelelően jelzőrendszeres házi segítségnyújtást működtet, amelynek keretében legalább 40 jelzőkészülék kerül kihelyezésre szociálisan rászorult időskorú, fogyatékos vagy pszichiátriai beteg személyek otthonába. E feltételekkel jogosult továbbá a hozzájárulásra az a megyei önkormányzat, amely a kötelező feladata ellátása érdekében működtetett bentlakásos elhelyezést nyújtó intézményének keretében tart fenn jelzőrendszeres házi segítségnyújtást.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor a jelzőrendszeres házi segítségnyújtásban részesítettek naponta összesített létszáma osztva 365-tel. Amennyiben egy jelzőkészülék több ellátottat szolgál, az elszámolásnál egy fő vehető figyelembe.

f) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 2 202 300 forint/szolgálat

A hozzájárulásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a külön jogszabályban foglalt szakmai szabályoknak megfelelően tartja fenn.

A hozzájárulás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

g) Utcai szociális munka

FAJLAGOS ÖSSZEG: 4 921 600 forint/szolgálat

A hozzájárulást igényelheti az 50 000-nél nagyobb lakosságszámú települési önkormányzat, amely a Szoctv. 65/E. §-ában meghatározott utcai szociális munkát a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

A hozzájárulás az önkormányzatot az ellátást biztosító szolgálatok száma alapján illeti meg.

h) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 146 200 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

i) Pszichiátriai és szenvedélybetegek, hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 214 650 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek, hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. 94/B. §-a, illetve 94/D. §-a szerint az intézménnyel megállapodást kötött ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók, kivéve a nappali melegedőt igénybe vevőket.

A hajléktalanok számára nappali ellátást nyújtó intézményben az elszámolás alapja a külön jogszabályban meghatározott eseménynapló alapján számított létszám, amely naponként nem lehet több a működési engedélyben szereplő férőhelyszám háromszorosánál.

j) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 454 110 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és külön jogszabályban meghatározott szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a hozzájárulás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórképet megállapító szakvéleményével.

A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

k) Fogyatékos személyek nappali intézményében elhelyezett gyermekek kedvezményes étkeztetése

FAJLAGOS ÖSSZEG: 65 000 forint/fő

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek után, akik számára a fenntartó a Gyvt. 148. §-ának (5) bekezdése alapján 50%-os normatív étkezési térítési díj-kedvezményt, vagy ingyenes étkeztetést biztosít.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

12. Szociális és gyermekvédelmi bentlakásos és átmeneti elhelyezés

a) Fokozott ápolást, gondozást igénylő ellátás

aa) Gyermekvédelmi különleges és speciális ellátás

FAJLAGOS ÖSSZEG: 935 300 forint/fő

A hozzájárulás a helyi önkormányzat által fenntartott, különleges, illetve speciális ellátást nyújtó, a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményekben ellátott, gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenesen elhelyezett 0–17 éves gyermekek után vehető igénybe, akik a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhatóság határozata alapján a Gyvt. 53. §-a (2) bekezdésének *a)* pontja szerinti különleges, illetve *b)* pontja szerinti speciális ellátásban részesülnek.

A hozzájárulás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakvéleménye nem szükséges.

ab) Fogyatékos személyek, pszichiátriai és szenvedélybetegek tartós bentlakásos intézményi ellátása

FAJLAGOS ÖSSZEG: 787 450 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a pszichiátriai és szenvedélybetegek, fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát és rehabilitációs intézményét intézményenként legalább 10 férőhellyel tartják fenn.

A hozzájárulásra jogosultak továbbá azok a helyi önkormányzatok, amelyek a Szoctv. 85/A. §-ában rögzítetteknek megfelelő lakóotthont üzemeltetnek.

A 16–35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények esetében a támogatás az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) finanszírozással együtt is igénybe vehető.

ac) Demens betegek bentlakásos intézményi ellátása

FAJLAGOS ÖSSZEG: 787 450 forint/fő

A hozzájárulást igénybe vehetik azok a helyi önkormányzatok, amelyek a Szoctv.-ben szabályozott módon az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják.

Az e pont szerinti hozzájárulás vehető igénybe az idősek bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.

Az ellátottak számának meghatározása: tervezéskor az éves becsült gondozási napok száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

b) Átlagos ápolást, gondozást igénylő ellátás

ba) Otthont nyújtó ellátás

FAJLAGOS ÖSSZEG: 807 150 forint/fő

A hozzájárulást a gyermekvédelmi szakellátást nyújtó helyi önkormányzat veheti igénybe azok után a – gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 0–17 éves gyermekek után, akik az általa fenntartott, Gyvt. 53. §-a szerint otthont nyújtó ellátást biztosító intézményben, vagy nevelőszülőnél, vagy hivatásos nevelőszülőnél kerültek elhelyezésre, és nem minősítették őket különleges vagy speciális szükségletűnek.

bb) Utógondozói ellátás

FAJLAGOS ÖSSZEG: 669 350 forint/fő

Ez a hozzájárulás vehető igénybe a helyi önkormányzat által – gyámhivatal határozata alapján – a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18–24 éves korú fiatal felnőtt után.

bc) Átlagos szintű ápolást, gondozást nyújtó ellátás bentlakásos és átmeneti elhelyezést nyújtó szociális intézményekben

bca) Időskorúak ápoló-gondozó otthoni ellátása

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon időskorúak ápoló-gondozó otthonát a Szoctv.-ben szabályozott módon tartanak fenn.

bcaa) FAJLAGOS ÖSSZEG: 689 000 forint/fő

A hozzájárulás a helyi önkormányzatot azon ellátottak után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban részesült, és a Szoctv. 119/C. §-a szerinti jövedelemvizsgálatot nem folytatták le.

bcab) FAJLAGOS ÖSSZEG: 772 700 forint/fő

A hozzájárulás a helyi önkormányzatot azon – a Szoctv. 68. §-ában meghatározott gondozási szükséglettel rendelkező – ellátottak után illeti meg, akiknek a Szoctv. 119/C. §-a alapján megállapított jövedelme a nyugdíjminimum 150%-át nem haladja meg.

bcac) FAJLAGOS ÖSSZEG: 689 000 forint/fő

A hozzájárulás a helyi önkormányzatot azon – a Szoctv. 68. §-ában meghatározott gondozási szükséglettel rendelkező – ellátottak után illeti meg, akiknek a Szoctv. 119/C. §-a alapján megállapított jövedelme a nyugdíjminimum 150%-át meghaladja, vagy akiknek ellátását a Szoctv. 68/B. §-ának (1) bekezdése alapján azonnali és átmeneti jelleggel végzi.

bcb) Átmeneti elhelyezést nyújtó ellátás és hajléktalanok ápoló-gondozó otthoni ellátása

FAJLAGOS ÖSSZEG: 689 000 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok ápoló-gondozó otthonát (ideértve a rehabilitációs intézményt), továbbá időskorúak, pszichiátriai és szenvedélybetegek, valamint fogyatékosok átmeneti elhelyezését biztosító intézményt tartanak fenn. Igénybe vehetik a hozzájárulást azok a helyi önkormányzatok is, amelyek a Gyvt.-ben szabályozott módon gyermekek és családok átmeneti gondozását biztosító intézményt tartanak fenn, és/vagy az átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására működési engedélyt kaptak, illetve a nevelőszülői, a hivatásos nevelőszülői és a helyettes szülői jogviszony egyes kérdéseiről szóló 261/2002. (XII. 18.) Korm. rendelet szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján.

Átmeneti elhelyezést nyújtó intézmények: a hetes jelleggel, meghatározott időszakhoz kötődően folyamatosan működő, valamint határozott időtartamra elhelyezést biztosító intézmények: gyermekek, családok átmeneti otthona, helyettes szülő, továbbá időskorúak, fogyatékosok, pszichiátriai és szenvedélybetegek gondozóháza, otthonháza.

A hajléktalanok átmeneti elhelyezését biztosító intézményekben ellátottak után a 13. pont, a pszichiátriai és szenvedélybetegek, valamint a fogyatékosok bentlakásos intézményeiben ellátottak után a 12. *ab)* pont jogosultsága szerinti normatív hozzájárulás illeti meg a helyi önkormányzatot.

A hozzájárulásból támogatás biztosítható a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

c) Emelt színvonalú bentlakásos ellátás

FAJLAGOS ÖSSZEG: 543 200 forint/fő

A hozzájárulás az időskorúak ápolást, gondozást nyújtó otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 12. *ac)* pont szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg az önkormányzatot.

A hozzájárulás fajlagos összege az igénybevételi feltételek mértéke szerint differenciálódik. Amennyiben az intézményben az emelt színvonalú férőhelyekre megállapított személyi térítési díjak éves összegének átlaga

ca) eléri az 520 000 forintot, de nem haladja meg a 600 000 forintot, akkor 543 200 forint alap-hozzájárulás illeti meg a fenntartót,

cb) nem éri el az 520 000 forintot, akkor a térítési díj minden 1 000 forintnyi csökkenése után az alap-hozzájárulás 800 forinttal nő, de legfeljebb 700 000 forint,

cc) 600 000 forint felett van, akkor a térítési díj minden 1 000 forintnyi emelkedése után az alap-hozzájárulás 700 forinttal csökken, de legalább 380 000 forint.

A hozzájárulás összegét a 2008. szeptember 30-án hatályos éves személyi térítési díj alapján kell megállapítani.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

13. Hajléktalanok átmeneti intézményei

a) Hajléktalanok átmeneti szállása, éjjeli menedékhely

FAJLAGOS ÖSSZEG: 516 750 forint/férőhely

A hozzájárulást azok az önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A hozzájárulás a helyi önkormányzatot a hajléktalanok átmeneti intézményében működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az OEP is finanszíroz.

A hozzájárulásból támogatás biztosítható a hajléktalanokat ellátó átmeneti intézményből kikerülő hajléktalan személy egyéb lakhatása megoldásának segítéséhez.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 365-tel, elszámolásnál a gondozási napokon rendelkezésre álló férőhelyek éves összege osztva 365-tel.

b) Bázis-szállás

FAJLAGOS ÖSSZEG: 500 forint/férőhely/nap

A hozzájárulást a Szoctv.-ben meghatározott szolgáltatás után igényelheti a külön jogszabályban meghatározott szakmai feltételek szerint létrehozott bázis-szállást időszakosan működtető önkormányzat.

A hozzájárulás a 30 000-nél nagyobb lakosságszámú települési önkormányzatot a működtetett és külön jogszabályban meghatározott módon dokumentáltan igénybe vett bázis-szállás férőhelyek alapján illeti meg.

A normatív hozzájárulás igénylése utólagosan, az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64. §-ának (7) bekezdése szerinti elszámolás keretében történik.

14. Gyermekek napközbeni ellátása

a) Bölcsődei ellátás

FAJLAGOS ÖSSZEG: 540 150 forint/fő

A hozzájárulás a Gyvt. alapján szervezett, a helyi önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott beíratott gyermekek után vehető igénybe.

Ha az önkormányzat egy szervezeti egység keretében napos és hetes bölcsődét is üzemeltet, akkor az ellátásban részesülő gyermeket csak egy intézménytípusnál lehet számításba venni.

A hozzájárulás tartalmazza a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának normatív alapon történő mérsékléséhez kapcsolódó támogatást is.

A bölcsődében a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 30. §-ának (1) bekezdése alapján korai fejlesztésben és gondozásban, illetve a Közokt. tv. 30. §-ának (6) bekezdése alapján fejlesztő felkészítésben részesülő gyermek után az önkormányzat e hozzájáruláson túlmenően igénybe veheti a 16.2.2. és a 16.2.3. pont szerinti hozzájárulást.

A Közokt. tv. 33. §-ának (14) bekezdése szerinti egységes óvoda-bölcsőde intézmény keretei között ellátásban részesülő bölcsődéskorú, második életévüket betöltő gyermekek után nem az e pontban meghatározott, hanem a 15. *a)* pont szerinti normatív hozzájárulás vehető igénybe az ott megállapított feltételeknek megfelelően.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámoláskor a bölcsődék havi jelentőlapja szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

b) Családi napközi ellátás

FAJLAGOS ÖSSZEG: 246 100 forint/fő

A hozzájárulás a Gyvt. 43. §-a alapján szervezett, a helyi önkormányzat által fenntartott családi napköziben ellátott beíratott gyermekek után vehető igénybe legfeljebb 14 éves korig.

A hozzájárulás tartalmazza a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának normatív alapon történő mérsékléséhez kapcsolódó támogatást is.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

c) Ingyenes intézményi étkeztetés

FAJLAGOS ÖSSZEG: 65 000 forint/fő

A hozzájárulás a Gyvt. alapján szervezett, a helyi önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott azon gyermekek után vehető igénybe, akik a Gyvt. 148. §-a (5) bekezdésének *a)* pontja alapján ingyenes bölcsődei étkeztetésben részesülnek.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

15. Közoktatási alap-hozzájárulás

FAJLAGOS ÖSSZEG: 2 540 000 forint/teljesítmény-mutató/év
a 2009/2010. nevelési évre, tanévre

- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulás a helyi önkormányzat által fenntartott óvodában óvodai nevelésben, az általános iskolában, középiskolában, a szakiskola 9–10. évfolyamán oktatásban, továbbá a szakképzés keretében elméleti képzésben, az alapfokú művészetoktatásban, a napközi, vagy tanulószobai foglalkoztatásban, iskolaotthonos nevelésben, oktatásban részt vevő, valamint a kollégiumban, externátusban elhelyezett gyermekek, tanulók után jár a 2009/2010. nevelési évre, tanévre a következő feltételek szerint:

a) Az óvodában nevelésben részesülő azon gyermekek után, beleértve a sajátos nevelési igényű gyermekeket is, akik 2009. december 31-éig a harmadik életévüket betöltik és a 2009/2010. nevelési évben legkésőbb december 31-éig az óvodai nevelést igénybe veszik. Nem igényelhető hozzájárulás azon gyermekek után, akik a hetedik életévüket 2009. szeptember 1-jéig betöltik, kivéve, ha a Közokt. tv. 24. §-ának (5) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható. Az első nevelési évet kezdő óvodások között két gyermekként itt kell figyelembe venni azokat a bölcsődéskorú, második életévüket – 2009. szeptember 1-je és december 31-e között – betöltő gyermekeket is, akiknek a gondozását a Közokt. tv. 33. §-ának (14) bekezdése szerint – a 2009. szeptember 1-jétől indítható – egységes óvoda-bölcsőde intézmény keretei között, a külön jogszabályban meghatározott feltételek szerint biztosítják és a gyermek 2009. szeptember 1-je és december 31-e között igénybe veszi az ellátást.

b) Az általános iskola 1–8. évfolyamos tanulói után, beleértve a sajátos nevelési igényű és fejlesztő iskolai oktatásban részt vevő tanulókat, továbbá a nyolc évfolyamos gimnázium 5–8., és a hat évfolyamos gimnázium 7–8. évfolyamára járó tanulókat, valamint a párhuzamos művészeti képzést folytató szakiskola és szakközépiskola 5–8. évfolyamára járó tanulókat is, ha e tanulók a központi program alapján az 5., illetve a 7. évfolyamtól kezdődően – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítják el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit.

c) A középiskola (a gimnázium és szakközépiskola) 9–12., – a Közokt. tv. 28. §-ának (4) bekezdésében, illetve 29. §-ának (2) és (8) bekezdésében meghatározott esetben a 9–13. – évfolyamára járó, a szakiskolában – a Közokt. tv. 27. §-ának (8) bekezdése szerint – szervezett felzárkóztató oktatásban részt vevő, tíz, vagy húsz hónapig tartó 9. évfolyamra, továbbá a 27. §-ának (1) bekezdése figyelembevételével a 9–10. évfolyamokra járó tanulók után, beleértve

- a sajátos nevelési igényű tanulókat,
- a művészeti szakmai vizsgára felkészítő, párhuzamos művészeti képzést folytató szakiskola és szakközépiskola évfolyamaira járó tanulókat is, ha a tanulók a központi program alapján – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítják el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit,
- azokat a középiskolai tanulókat, akik számára – a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet (a továbbiakban: 11/1994. (VI. 8.) MKM rendelet) 39/I. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja keretében szervezik meg az oktatást, nevelést,

– azon 9. előkészítő osztályba járó középiskolai, szakiskolai tanulókat is, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezik meg az oktatást, nevelést.

d) A szakközépiskolában, szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában) – a Közokt. tv., valamint a szakképzésről szóló 1993. évi LXXVI. törvény (a továbbiakban: szakképzési törvény) rendelkezéseinek megfelelően – a szakképzési évfolyamokon szervezett szakmai elméleti képzésben részt vevő tanulók után – beleértve a sajátos nevelési igényű tanulókat is – az első szakképesítésnek minősülő szakképesítés megszerzésére történő felkészítéshez. Első szakképzésben résztvevőnek minősül az a tanuló is, aki már rész-szakképesítést szerzett. A Közokt. tv. 114. §-ának (2) bekezdése alá tartozó tanulók esetében a második, illetve további szakképzésben részt vevő tanuló után is jár e hozzájárulás.

e) Az alapfokú művészetoktatási intézmény zeneművészeti ágán az alapfokú művészetoktatás követelményei és tantervi programjának bevezetéséről és kiadásáról szóló 27/1998. (VI. 10.) MKM rendeletben [a továbbiakban: 27/1998. (VI. 10.) MKM rendelet] meghatározott egyéni foglalkozás keretében történő oktatásban részt vevő tanulók, illetve a képző- és iparművészeti, táncművészeti, szín- és bábművészeti ágán tanulók, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban részt vevő tanulók létszáma után. Az alapfokú művészetoktatási intézménybe beírt és a foglalkozásokon részt vevő tanuló csak egy jogcímen vehető figyelembe, abban az esetben is, ha több tanszakon, illetve több művészeti ágban, vagy több alapfokú művészetoktatási intézményben részesül művészeti képzésben. A tanulót azon a jogcímen kell figyelembe venni, amelyik tanszakra a térítési díjfizetési kötelezettséget választotta, és a választott képzés keretében számára legalább heti négy foglalkozást biztosítanak. A több tanszakon biztosított foglalkozások száma nem vonható össze.

f) A kollégiumi, externátusi nevelésben, ellátásban részesülő, – a Közokt. tv. 53. §-ának (7)–(9) bekezdése alapján szervezett – iskolai rendszerű nappali oktatásban részt vevő tanuló után, beleértve a sajátos nevelési igényű gyermekeket, tanulókat, továbbá a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a és a 39/H. §-a alapján az Arany János középiskolai, vagy szakiskolai és középiskolai programban résztvevőket is. Ez a hozzájárulás jár a nappali oktatásban még nem részesülő gyermek után is, ha a kollégium az alapító okirata szerint többcélú intézményként működik, és az óvodai nevelés keretében legalább a hét munkanapjain – szükség szerint hétvégén is – folyamatosan, megszakítás nélkül biztosítja az óvodás gyermekek felügyeletét, ellátását.

Externátusi ellátásban részesülő tanuló esetén a hozzájárulás akkor igényelhető, ha a tanuló részére férőhely hiánya miatt nem lehetett kollégiumi elhelyezést biztosítani. További feltétel, hogy a lakhatási költségeket (albérleti díj, közüzemi díj) a fenntartó önkormányzat vállalja. Nem igényelhető a hozzájárulás a – Polgári Törvénykönyvről szóló 1959. évi IV. törvény 685. §-ának *b)* pontjában meghatározott – közeli hozzátartozóknál lakó tanuló után.

g) Az általános iskolában, a nyolc évfolyamos gimnázium 5–8. évfolyamán, a hat évfolyamos gimnázium 7–8. évfolyamán nappali rendszerű oktatásban részt vevő tanulók után, akik számára a Közokt. tv. 53. §-ának (4) bekezdése szerinti időkeretekben szervezett napközis vagy tanulószobai foglalkozást, illetve a 11/1994. (VI. 8.) MKM rendelet 39/C. §-ának megfelelően szervezett egész napos iskolaotthonos oktatást, nevelést biztosítanak.

Az *a)–d)* pont alatti hozzájárulás egy gyermek/tanuló után csak egy jogcímen vehető igénybe. Az *a)–d)* pontokhoz kapcsolódó hozzájárulás mellett az *e)–g)* pontok szerinti hozzájárulások az ott meghatározott feltételekkel járnak.

Az *a)–g)* pont alatt figyelembe vehető gyermek/tanuló létszám alapján a Közokt. tv.-ben meghatározott oktatás-szervezési paraméterek alkalmazásával számított teljesítmény-mutatóhoz kapcsolódik a hozzájárulás. A teljesítmény-mutató számítási eljárása a következő:

az egységes óvodai-bölcsődei, az óvodai nevelési évek az iskolai 1–3., 5–7., 9–11. évfolyamok és az első-harmadik szakképzési évfolyamok, az alapfokú művészetoktatási intézmény előképző, alapképző és továbbképző évfolyamok, a kollégiumi csoportok, napközi, tanulószobai csoportok, az iskolaotthonos oktatásban az 1–3 évfolyamok esetében	az iskolai 4., 8., 12–13. évfolyamok és a harmadikat követő további szakképzési évfolyamok, a 4. évfolyamos iskolaotthonos osztályok esetén
Tm1 = (T / O1) x Teh	Tm2 = (T / O2) x Teh

Ahol:

Tm1, Tm2 = adott nevelési évekre, évfolyam-csoportra, kollégiumi csoportra számított teljesítmény-mutató egy tizedesre kerekítve,

T = adott nevelési évre szervezett csoport, iskolai évfolyam-csoport, kollégiumi csoport összes gyermek/tanulólétszáma egész főre kerekítve,

O1 = az egységes óvodai-bölcsődei, az óvodai nevelési évek, továbbá az 1–3., az 5–7., a 9–11. évfolyamok és az első-harmadik szakképzési évfolyam esetében az évfolyam-csoportra meghatározott csoport/osztály átlaglétszám, az alapfokú művészeti képzés zeneművészeti ágára és egyéb művészeti ágára, a kollégiumi csoportokra, valamint az általános iskolai napközi/tanulószobai, illetve az 1–3. évfolyamon az iskolaotthonos foglalkoztatásra évfolyam-csoportonként meghatározott csoport átlaglétszám,

O2 = az iskolában a 4., a 8., a 12–13. évfolyamok és a harmadikat követő további szakképzési évfolyamok esetében az évfolyam-csoportra, valamint az általános iskola 4. évfolyamán az iskolaotthonos foglalkoztatásra meghatározott csoport/osztály átlaglétszám,

Teh = tanítási együttható (két tizedesre kerekítve), azaz
- a Közokt. tv.-ben az évfolyam-csoportra meghatározott heti óvodai (egységes óvodai-bölcsődei gondozási), nevelési, illetve heti tanulói foglalkoztatási időkeretre, továbbá az alapfokú művészetoktatás, a kollégiumi csoport-foglalkozások, a napközis/tanulószobai, vagy iskolaotthonos foglalkoztatás szervezési időkereteire épülő, elismert időkeret (tanórában), és
- a Közokt. tv.-ben meghatározott pedagógus heti kötelező óraszám hányadosa (az egységes óvoda-bölcsőde esetében is az óvoda-pedagógusok kötelező heti óraszáma alapozza meg a számítást)
- korrigálva az intézménytípus-együtthatóval.

A gyermek, tanuló létszámok meghatározásánál nem alkalmazható a Közokt tv. 3. számú melléklete II. Az osztályok, csoportok szervezése cím alatti 3. pontjában foglalt, a csoportok szervezéséhez előírt létszám-számítás.

Ha a nevelést, oktatást összevont osztályban, vegyes életkorú óvodai csoportban szervezik meg, akkor a teljesítmény-mutató számításánál a gyermeket, tanulót a legmagasabb számú iskolai évfolyamhoz, illetve a legmagasabb életkornak megfelelő óvodai csoporthoz kell besorolni. A fejlesztő iskolai tanulókat – évfolyamtól függetlenül – 4. évfolyamos tanulóként kell számításba venni. A teljesítmény-mutató számításánál figyelembe vehető paramétereket a Kiegészítő szabályok 10. *f)* pontja tartalmazza.

16. Közoktatási kiegészítő hozzájárulások

16.1. Iskolai gyakorlati oktatás, szakképzés (szakmai gyakorlati képzés)

16.1.1. Iskolai gyakorlati oktatás a szakiskola és a szakközépiskola 9–10. évfolyamán

FAJLAGOS ÖSSZEG: 38 000 forint/fő/év a 2009/2010. tanévre
- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat az általa fenntartott szakiskolában, illetve szakközépiskolában a 9–10. évfolyamon folyó és a nappali oktatás munkarendje szerint szervezett gyakorlati oktatásban részt vevő tanulók után veheti igénybe a Közokt. tv. 27. §-a szerint a szakiskolákban a pályaorientáció és a gyakorlati oktatás, a szakközépiskolákban a pedagógiai programban meghatározott – a Közokt. tv. 29. §-ának (1) bekezdése szerinti – szakmai orientációs gyakorlati oktatás legfeljebb 12 fős csoportban és legalább heti négy órában történő megszervezéséhez.

16.1.2. Szakmai gyakorlati képzés a szakképzési évfolyamokon

FAJLAGOS ÖSSZEG: 106 000 forint/fő/év a 2009/2010. tanévre
- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott szakközépiskolában, szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában) – a Közokt. tv. és a szakképzési törvény rendelkezéseinek megfelelően – szervezett szakképzésben, szakmai gyakorlati képzésben részt vevő tanulók után az első szakképesítésnek minősülő szakképesítés megszerzésére történő felkészítéshez. Első szakképzésben résztvevőnek minősül az a tanuló is, aki már rész-szakképesítést szerzett. A Közokt. tv. 114. §-ának (2) bekezdése alá tartozó tanulók esetében a második, illetve további szakképesítésekhez kapcsolódó szakmai gyakorlati képzésben, részt vevő tanulók után is jár e hozzájárulás.

A hozzájárulás igénylési feltételei:

a) a hozzájárulást az önkormányzat az Országos Képzési Jegyzék (a továbbiakban: OKJ) szerint egyéves képzési idejű szakképzésben valamennyi, a kettő és fél, illetve hároméves képzési idejű szakképzésben a második szakképzési évfolyamon, valamint a speciális szakiskola, a készségfejlesztő speciális szakiskola szakképzési évfolyamain – nem OKJ képzés esetében is – az életkezdéshez, a munkába álláshoz szükséges ismeretek átadását szolgáló képzés esetén a Közokt. tv. 27. §-ának (10) bekezdése szerinti, mindkét szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szakmai gyakorlati képzésben részt vevő tanuló után veheti igénybe.

b) a hozzájárulás 140%-át veheti igénybe az önkormányzat az első szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szervezett szakmai gyakorlati képzésben részt vevő tanulók után, ha az OKJ szerint egyévesnél hosszabb a képzési idő.

c) a hozzájárulás 60%-át veheti igénybe az önkormányzat az utolsó szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szervezett szakmai gyakorlati képzések esetében, ha az OKJ szerint egyévesnél hosszabb a képzési idő.

d) a hozzájárulás 20%-át veheti igénybe az önkormányzat a tanulószerződés alapján nem a helyi önkormányzat által fenntartott létesítményben szervezett szakmai gyakorlati képzésben részt vevő azon tanuló után, akivel a szakképzési törvény 27. §-a alapján tanulószerződést kötöttek. Nem igényelhető további normatíva a tanulószerződés alapján gyakorlati képzésben részt vevő tanuló után, akkor sem, ha a gazdálkodó szervezet kötelezettségeit a szakképzési törvény 28. §-ának (2) bekezdése alapján a szakképző iskola átvállalja.

Az e pont alatti hozzájárulások egy tanuló után csak egy jogcímen vehetők igénybe a Kiegészítő szabályok 10. *g)* pontjában a létszám-számításra vonatkozó előírások szerint. A létszám számításánál csak az önkormányzati fenntartásban költségvetési szervként működtetett központi képzőhelyeken tanulók vehetők figyelembe.

Az e pont alatti hozzájárulások igénybevételének feltétele, hogy a gyakorlati oktatást a Közokt. tv. 42. §-ának (6) bekezdése szerint szervezzék meg.

Nem igényelhető ez a hozzájárulás

- a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerinti párhuzamos művészeti képzésben részt vevő tanulók után,
- a Közokt. tv. 27. §-ának (8) bekezdése szerinti felzárkóztató oktatásban részt vevő, tíz, vagy húsz hónapig tartó 9. évfolyamon tanulók után,
- a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezett szakiskolai oktatásban részt vevő tanulók után.

16.2. Sajátos nevelési igényű gyermekek, tanulók nevelése, oktatása

16.2.1. Gyógypedagógiai (konduktív pedagógiai) nevelés, oktatás az óvodában és az iskolában

FAJLAGOS ÖSSZEG: 239 000 forint/fő/év a 2009/2010. tanévre

- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott óvodában, a fejlesztő iskolában, az általános iskola 1–8., a nyolc évfolyamos gimnázium 5–8., és a hat évfolyamos gimnázium 7–8. évfolyamán, a középiskolában, szakiskolában és szakképző intézményben, az illetékes szakértői és rehabilitációs bizottság (a továbbiakban: rehabilitációs bizottság) szakvéleménye alapján nappali rendszerű iskolai oktatásban, gyógypedagógiai (konduktív pedagógiai) nevelésben, oktatásban részt vevő gyermekek, tanulók után.

Ez a hozzájárulás jár azok után a nappali rendszerű iskolai oktatatásban részesülő sajátos nevelési igényű tanulók, továbbá óvodai nevelésben részesülő sajátos nevelési igényű gyermekek után is, akik kollégiumban elhelyezésben, nevelésben, ellátásban részesülnek.

A hozzájárulás igénylési feltételei:

a) A hozzájárulás azon sajátos nevelési igényű tanulók után jár, akik tanulmányi kötelezettségüket a rehabilitációs bizottság szakvéleménye alapján magántanulóként teljesítik, valamint azok után a nem sajátos nevelési igényű, de – a magasabb összegű családi pótlékra jogosító betegségekről és fogyatékosságokról szóló 5/2003. (II. 19.) ESZCSM rendelet 1. §-ának (1) bekezdésében meghatározott – orvosi igazolás alapján tanulmányaikat magántanulóként folytató tanulók után, akik részére az iskola legalább heti nyolc tanítási óra egyéni felkészítést biztosít.

b) A hozzájárulás 60%-a jár azon tanulók után, akik esetében a rehabilitációs bizottság a képzési kötelezettségről és a pedagógiai szakszolgálatokról szóló 14/1994. (VI. 24.) MKM rendelet (a továbbiakban: 14/1994. (VI. 24.) MKM rendelet) 17. §-ának (3) bekezdése alapján megállapította, hogy az áthelyezés indokoltsága (a sajátos nevelési igény) megszűnt, és a 2009/2010. tanévet, illetve a 2008/2009. tanévtől visszahelyezett tanuló a 2009/2010. tanévet is a kötelező felvételt biztosító vagy a választott általános iskolában kezdte meg, feltéve, ha az áthelyezés (tan)évében az oktatási és kulturális miniszter által kiadott pedagógiai rendszer szerint szervezik meg az oktatását. Ez a hozzájárulás jár azon tanulók után is, akiknek folyamatos figyelemmel kísérését a rehabilitációs bizottság – a 14/1994. (VI. 24.) MKM rendelet 13. §-ának (5)–(7) bekezdése alapján – rendelte el. A hozzájárulás kizárólag a visszahelyezéstől számított második tanév végéig igényelhető.

c) A hozzájárulás 160%-a jár a testi, érzékszervi, súlyos, középsúlyos értelmi fogyatékos, autista, halmozottan fogyatékos sajátos nevelési igényű gyermekek, tanulók után.

d) A hozzájárulás 80%-a jár a beszédfogyatékos, enyhe értelmi fogyatékos, a megismerő funkció, vagy a viselkedés fejlődésének organikus okokra visszavezethetően tartós és súlyos rendellenessége miatt sajátos nevelési igényű gyermekek, tanulók után.

e) A hozzájárulás 60%-a jár a megismerő funkció, vagy a viselkedés fejlődésének organikus okokra vissza nem vezethetően tartós és súlyos rendellenessége miatt sajátos nevelési igényű gyermekek, tanulók után.

16.2.2. Korai fejlesztés, gondozás

FAJLAGOS ÖSSZEG: 239 000 forint/fő/év a 2009/2010. tanévre
- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat a rehabilitációs bizottság szakvéleménye alapján otthoni ellátásban, vagy közoktatási, illetve nem közoktatási intézményben – bölcsőde, fogyatékosok ápoló-gondozó otthona, gyermekotthon, szociális és gyermekvédelmi bentlakásos és átmeneti elhelyezést nyújtó intézmény – szervezett korai fejlesztésben és gondozásban részt vevő gyermek után, ha a feladat ellátásáról a Közokt. tv.-ben, valamint a 14/1994. (VI. 24.) MKM rendelet 8. §-ában foglalt követelményeknek megfelelően gondoskodik. E hozzájárulás mellett a közoktatási célú hozzájárulások közül – a 17. jogcím kivételével – más nem igényelhető.

16.2.3. Fejlesztő felkészítés

FAJLAGOS ÖSSZEG: 322 000 forint/fő/év a 2009/2010. tanévre
- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az illetékes rehabilitációs bizottság szakvéleménye alapján otthoni ellátásban, vagy közoktatási, illetve nem közoktatási – bölcsőde, fogyatékosok ápoló-gondozó otthona, fogyatékosok rehabilitációs intézménye, fogyatékosok nappali intézménye – intézményben szervezett fejlesztő felkészítésben (képzési kötelezettség) részt vevő gyermekek után, ha a feladat ellátásáról a Közokt. tv.-ben, valamint a 14/1994. (VI. 24.) MKM rendelet 9. §-ában foglalt követelményeknek megfelelően gondoskodik. E hozzájárulás mellett a közoktatási célú hozzájárulások közül – a 17. jogcím kivételével – más nem igényelhető.

A 16.2. pont alatti kiegészítő hozzájárulások az óvodai, iskolai nevelésben, oktatásban résztvevők után egy jogcímen járnak és függetlenül attól, hogy a gyermeket, illetve a tanulót a többi gyermektől, tanulótól elkülönítve külön óvodai csoportban, illetve külön iskolai osztályban, vagy a többi gyermekkel, tanulóval együtt egy óvodai csoportban, illetve egy iskolai osztályban nevelik és oktatják. A 16.2.1. pont alatti sajátos nevelési igényű, nappali rendszerű iskolai oktatásban, továbbá óvodai nevelésben részt vevő tanulók/gyermekek után, akik kollégiumi nevelésben, ellátásban is részesülnek ez utóbbi jogcímen is igényelhető hozzájárulás fenti feltételek szerint.

16.3. Nem magyar nyelven folyó nevelés és oktatás, valamint a roma kisebbségi oktatás

FAJLAGOS ÖSSZEG: 43 000 forint/fő/év a 2009/2010. tanévre
- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott
- óvodában azon nemzeti, etnikai kisebbséghez tartozó gyermekek után, akiknek anyanyelvű és kétnyelvű óvodai nevelését a Nemzeti, etnikai kisebbség óvodai nevelésének irányelve és a Nemzeti, etnikai kisebbség iskolai oktatásának irányelve kiadásáról szóló 32/1997. (XI. 5.) MKM rendelet (a továbbiakban: kisebbségi oktatás irányelve) szerinti nevelési program alapján biztosítja,
- iskolában azon nemzeti, etnikai kisebbséghez tartozó, nappali rendszerű iskolai oktatásban részt vevő tanulók után, akiknek a nyelvoktató iskolai nevelését, oktatását (ideértve a romani és a beás nyelveket is) a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv alapján biztosítja,
- iskolában azon nappali rendszerű oktatásban résztvevőnek minősülő tanulók után, akiknek – a Közokt. tv. 86. §-ának (6) bekezdése alapján – kiegészítő kisebbségi oktatást biztosít a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv szerint.

A kisebbségi óvodai nevelés és iskolai oktatás irányelve szerint kizárólag magyar nyelven folyó roma kisebbségi óvodai nevelés, nappali rendszerű iskolai nevelés-oktatás esetén a kisebbségi oktatás irányelve szerint szervezett programban részt vevő gyermekek, tanulók számát az igényjogosultság számításánál el kell osztani 2-vel.

Az e pont alatti hozzájárulások gyermekenként, tanulónként csak egy jogcímen igényelhetők, továbbá e mellett nem igényelhető a 16.4. pont szerinti hozzájárulás. E hozzájárulások igénylésénél figyelembe kell venni a Kiegészítő szabályok 10. *j)* pontjában foglalt további együttes feltételeket is.

16.4. Nemzetiségi nyelvű, két tanítási nyelvű oktatás, nyelvi előkészítő oktatás

FAJLAGOS ÖSSZEG: 68 000 forint/fő/év a 2009/2010. tanévre
- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott iskolában, nappali rendszerű iskolai oktatásban részt vevő azon tanuló után, akinek
- nemzetiségi nyelven vagy nemzetiségi és magyar nyelven (nemzetiségi két tanítási nyelvű oktatás) szervezi meg az oktatást a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv alapján, vagy
- két tanítási nyelven (két tanítási nyelvű oktatás) szervezi meg az oktatást, azokon az évfolyamokon, amelyeken a helyi tanterv alkalmazása kötelező, illetve választható, ott a két tanítási nyelvű iskolai oktatás irányelve szerint készült helyi tanterv alkalmazásával, vagy
- a Közokt. tv. 28. §-ának (4) bekezdése, illetve a 29. §-ának (2) bekezdése alapján készült helyi pedagógiai program, illetve a helyi tanterv alapján nyelvi előkészítő évfolyamon biztosítja az oktatást.

Az e pont szerinti hozzájárulások gyermekenként, tanulónként csak egy jogcímen vehetők igénybe, továbbá e mellett nem igényelhető az 16.3. pont szerinti hozzájárulás.

16.5. Egyes pedagógiai programok, módszerek támogatása

16.5.1. Pedagógiai programok támogatása

FAJLAGOS ÖSSZEG: 228 000 forint/fő/év a 2009/2010. tanévre
- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat igényelheti az általa fenntartott intézményben a következők szerint:

a) a hozzájárulást a párhuzamos művészeti képzést folytató szakiskola és szakközépiskola 5–12. évfolyamára, vagy 7–12. évfolyamára, illetve a Közokt. tv. 29. §-ának (2) és (8) bekezdésében meghatározottak szerint a 13. évfolyamára járó tanulók után igényelheti, ha a tanuló a központi program alapján az 5., a 7. és 9. évfolyamtól kezdődően – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítja el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit. E hozzájárulás mellett a 16.1. pont alatti kiegészítő hozzájárulások nem vehetők igénybe.

b) a hozzájárulás 150%-át a középiskolai, szakiskolai tanulók után lehet igényelni, ha számukra – a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a, vagy 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja, illetve ha a 9. előkészítő osztályba járó középiskolai tanulóknak a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezik meg a nevelést, oktatást,

c) a hozzájárulás 200%-át a kollégiumban elhelyezett középiskolai tanulók után lehet igényelni, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja keretében szervezik meg a nevelést, oktatást,

d) a hozzájárulás 300%-át a kollégiumban elhelyezett, a középiskola, illetve a szakiskola 9. évfolyamára járó tanulók után lehet igényelni, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezik meg a nevelést, oktatást.

Az *a)–b)* pont szerinti hozzájárulás mellett egy tanuló után a *c),* vagy *d)* jogcímen is jár a hozzájárulás.

16.5.2. Pedagógiai módszerek támogatása

a) Minősített alapfokú művészeti oktatás zeneművészeti ágon

FAJLAGOS ÖSSZEG: 48 500 forint/fő/év a 2009/2010. tanévre
- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a 15. *e)* pont alatti igényjogosultsági feltételek figyelembevételével – a 27/1998. (VI. 10.) MKM rendeletben meghatározott egyéni foglalkozás keretében történő oktatáshoz – azon alapfokú művészetoktatási intézmények tanulói után igényelhetik az intézményt fenntartó helyi önkormányzatok, amelyek a közoktatás minőségbiztosításáról és minőségfejlesztéséről szóló 3/2002. (II. 15.) OM rendelet [a továbbiakban: 3/2002. (II. 15.) OM rendelet] 10–14/F. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény”, vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény” címet megszerezték.

b) Minősített alapfokú művészeti oktatás a képző- és iparművészeti, a táncművészeti, a szín- és bábművészeti ágon, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban

FAJLAGOS ÖSSZEG: 19 000 forint/fő/év a 2009/2010. tanévre

– 2009. költségvetési évben időarányosan 4 hónapra,
– 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a 15. *e)* pont alatti igényjogosultsági feltételek figyelembevételével az alapfokú művészetoktatás képző- és iparművészeti, táncművészeti, szín- és bábművészeti ágán, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban részt vevő azon intézmények tanulóinak létszáma után igényelhetik az intézményt fenntartó helyi önkormányzatok, amelyek a 3/2002. (II. 15.) OM rendelet 10–14/F. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték.

Az *a)* és *b)* pont szerinti hozzájárulás megilleti a magyar Waldorf iskolák kerettanterve alapján nevelő és oktató iskolákat fenntartó helyi önkormányzatokat is, amennyiben ellátják az alapfokú művészetoktatás feladatait.

16.6. Hozzájárulások egyes közoktatási intézményeket fenntartó önkormányzatok feladatellátásához

16.6.1. Középiskolába, szakiskolába bejáró tanulók ellátása

FAJLAGOS ÖSSZEG: 18 000 forint/fő/év a 2009/2010. tanévre

– 2009. költségvetési évben időarányosan 4 hónapra,
– 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a középiskolába, szakiskolába – nappali rendszerű középfokú iskolai oktatásban részt vevő – bejáró tanulók után a fenntartó

– települési önkormányzat a lakott külterületéről és a közigazgatási területén kívülről bejáró tanuló után,
– megyei önkormányzat a megyei fenntartásban lévő intézménybe más megye közigazgatási területéről bejáró tanuló után,
– a Fővárosi Önkormányzat, fővárosi kerületi önkormányzat a fenntartásában lévő intézménybe a főváros közigazgatási területén kívüli település(ek)ről bejáró tanuló után

veheti igénybe.

Bejáró az a gyermek, tanuló, akinek a lakóhelye, ennek hiányában a tartózkodási helye nem azonos az intézmény székhelyével, illetve telephelyével. Lakott külterületről bejárónak a hozzájárulás igénylése szempontjából az a gyermek, tanuló tekinthető, akit a fenntartó önkormányzat lakott külterületről szervezett formában szállít az intézménybe.

A kollégiumi elhelyezésben részesülők esetén, a kollégium székhelyén, illetve telephelyén nevelésben, oktatásban résztvevők után, továbbá a főváros közigazgatási területén lakók után, ha fővárosi székhelyű, illetve telephelyű óvodát, iskolát vesznek igénybe, a hozzájárulás nem igényelhető.

16.6.2. Intézményi társulás óvodájába, általános iskolájába járó gyermekek, tanulók támogatása

FAJLAGOS ÖSSZEG: 42 800 forint/fő/év a 2009/2010. tanévre

– 2009. költségvetési évben időarányosan 4 hónapra,
– 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igényelheti az intézmény székhelye szerinti önkormányzat az intézményi társulásban részt vevő községek óvodai nevelésben, általános iskolai 1–8. évfolyamos oktatásban részt vevő gyermekek, tanulók létszáma után.

a) A 2008. és a 2009. évben alakuló társulások esetén a hozzájárulás az 5–8. évfolyamos tanulók után abban az esetben igényelhető, ha a társulásban fenntartott intézmények 5–8. évfolyamain – az évfolyam-csoportban együttesen – az osztály átlaglétszám eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 75%-át.

b) Az *a)* pontnál korábbi év(ek)ben már működő társulásoknál a hozzájárulás az 5–6. évfolyamos tanulók után abban az esetben igényelhető, ha a 2009/2010. tanévben az 5–6. évfolyamon szervezett osztályban tanulók esetében – a két évfolyamon együttesen – az osztály átlaglétszám eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 60%-át. Felmenő rendszerben a 7–8. évfolyamon átlaglétszám elvárás nincs.

Az *a)–b)* pont szerinti esetekben az átlaglétszám számításnál figyelmen kívül lehet hagyni a nemzetiségi, kisebbségi oktatásra szervezett osztályokat és alkalmazni kell a Közokt tv. 3. számú melléklete II. Az osztályok, csoportok szervezése cím alatti 3. pontjában foglaltakat.

Az igénylés további feltétele az érintett nevelési-oktatási intézmény írásos megállapodásban rögzített közös alapítása és/vagy megállapodás alapján közös üzemeltetése, az intézmény költségvetésének közös meghatározása. Az intézményen belül a társulásba járó gyermeknek, tanulónak a hozzájárulás szempontjából csak azokon az iskolafokozatokon (1–4., és/vagy 5–8. évfolyamra szervezett oktatás, és/vagy óvodai nevelés keretében) résztvevőket lehet tekinteni, amelyekre az érintett települések a közös feladat-ellátást megszervezték.

Nem vehető igénybe a hozzájárulás, ha az intézményi társulás ugyanazon közoktatási feladat ellátására (óvodai nevelés, általános iskolai nevelés-oktatás, középfokú oktatás) több önálló OM azonosítóval rendelkező intézményt tart fenn.

A társulás intézményeibe járó városi gyermekek, tanulók után a hozzájárulás nem jár.

17. Szociális juttatások, egyéb szolgáltatások

17.1. Kedvezményes óvodai, iskolai, kollégiumi étkeztetés

a) Óvodában, iskolában, kollégiumban szervezett kedvezményes étkeztetés

FAJLAGOS ÖSSZEG: 65 000 forint/fő/év

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott óvodában, iskolában nappali rendszerű oktatásban, továbbá a kollégiumi ellátásban részt vevő – a 15., a 16.2.2. és a 16.2.3. jogcímen figyelembe vehető – gyermekek, tanulók után, akik számára a fenntartó a Gyvt. 148. §-ának (5) bekezdése alapján 50%-os normatív étkezési térítési-díj-kedvezményt vagy ingyenes étkeztetést biztosít.

Az e körbe tartozó gyermek, tanuló után csak egy jogcímen jár a hozzájárulás. Ugyanazon gyermek, tanuló – művészeti (párhuzamos) oktatás, a kiegészítő kisebbségi oktatásban vendégtanulói jogviszony vagy kollégiumi ellátás esetén – csak egy intézménynél vehető figyelembe.

b) Kiegészítő hozzájárulás a rendszeres gyermekvédelmi kedvezményben részesülő 5–6. évfolyamos általános iskolai tanulók ingyenes étkeztetéséhez

FAJLAGOS ÖSSZEG: 20 000 forint/fő/év

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott általános iskolai nappali rendszerű oktatásban részt vevő, gyermekvédelmi kedvezményben részesülő – a 15. jogcímen figyelembe vehető – 5–6. évfolyamos tanulók után, akik számára a fenntartó ingyenes étkeztetést biztosít.

Az e körbe tartozó gyermek, tanuló után az *a)* pont szerinti hozzájárulás is jár. Ugyanazon gyermek, tanuló – művészeti (párhuzamos) oktatás, vagy a kiegészítő kisebbségi oktatásban vendégtanulói jogviszony, vagy kollégiumi ellátás esetén – csak egy intézménynél vehető figyelembe.

Az *a)–b)* jogcímekhez kapcsolódó igényjogosultság számítása a Kiegészítő szabályok 10. *k)* pontja szerint történik.

17.2. Tanulók tankönyvellátásának támogatása

a) Tanulók ingyenes tankönyvellátása

FAJLAGOS ÖSSZEG: 10 000 forint/fő/év

A hozzájárulást igénybe veheti a helyi önkormányzat a Közokt. tv. 10. §-ának (4) bekezdése, továbbá a tankönyvpiac rendjéről szóló 2001. évi XXXVII. törvény 8. §-ának (4) bekezdése alapján – az 1–13. évfolyamokon, a szakiskola 9–10. évfolyamán és a szakképzési évfolyamokon – nappali rendszerű oktatásban részt vevő, ingyenes tankönyvellátásra jogosult iskolai tanulók ingyenes tankönyvellátásához a 2009/2010. tanévi nyitó (október 1-jei) közoktatási statisztikai állapotra becsült létszáma alapján.

A hozzájárulás egy tanuló után egy jogcímen igényelhető.

b) Általános hozzájárulás a tanulók tankönyvellátásához

FAJLAGOS ÖSSZEG: 1 000 forint/fő/év

A hozzájárulást a helyi önkormányzatok a Közokt. tv. 118. §-ának (5) bekezdéséhez kapcsolódóan, e melléklet 15. *b)–d)* pontja alapján figyelembe vehető, iskolai nappali rendszerű oktatásban részt vevő tanulók 2009/2010. tanévi közoktatási statisztikai állapotra becsült létszáma alapján igényelhetik.

Az *a)–b)* pontban meghatározott hozzájárulások felhasználásánál figyelembe kell venni a Kiegészítő szabályok 10. *m)* pontjában foglaltakat. Az *a)–b)* pontok szerinti hozzájárulással való elszámolás a 2009/2010. tanévi nyitó (október 1-jei) tényleges közoktatási statisztikai létszám alapján történik.

A hozzájárulás folyósítása az Áht. 101. §-ának (7) bekezdése szerint egy összegben, augusztus 25-éig történik.

17.3. Kollégiumi, diákotthoni lakhatási feltételek megteremtése

FAJLAGOS ÖSSZEG: 177 000 forint/fő/év a 2009/2010. tanévre

- 2009. költségvetési évben időarányosan 4 hónapra,
- 2010. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott intézményben – a Közokt. tv. 53. §-ának (7)–(9) bekezdése alapján biztosított – kollégiumi, externátusi nevelésben, ellátásban részesülő, nappali rendszerű, a Közokt. tv. szerint szervezett iskolai rendszerű oktatásban részt vevő tanuló után, beleértve a sajátos nevelési igényű tanulót is.

Ez a hozzájárulás jár a nappali oktatásban még nem részesülő gyermek után is, ha a kollégium az alapító okirata szerint többcélú intézményként működik, és az óvodai nevelés keretében legalább a hét munkanapjain – szükség szerint hétvégén is – folyamatosan, megszakítás nélkül biztosítja az óvodás gyermekek felügyeletét, ellátását.

Az igénylésnél ezen túl figyelembe kell venni a 15. *f)* és a Kiegészítő szabályok 10. *g)* pontja alatti további feltételeket is.

Kiegészítő szabályok:

1. A lakosságszámra és a korcsoportokba tartozókra a KEKKH adatait a 2008. január 1-jei állapot szerint, a települési önkormányzatok közigazgatási státuszát a 2008. augusztus 1-jei állapot szerint kell figyelembe venni.

2. Gondozási nap: egy ellátott egy napi intézményi ellátása (tartós és átmeneti szociális intézményben, gyermekek átmeneti gondozását biztosító és gyermekvédelmi szakellátást nyújtó intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony – a kórházi és a gyermekvédelmi szakellátást kivéve – egy évi folyamatos távollét esetén megszűnik.

3. A helyi önkormányzatok kötelező feladatainak a Szoctv. 120–122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés keretében történő ellátása esetén a normatív hozzájárulás igénylésére a szolgáltatás, illetve az intézmény működési engedéllyel rendelkező fenntartója jogosult, kivéve a 11. *a)* pontot, amely jogcímnél – ellátási szerződés esetén is – a települési önkormányzat jogosult a normatív hozzájárulásra.

4. A települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások az általuk nyújtott 11. *c)–e),* jogcímek szerinti szolgáltatásokhoz kapcsolódóan, továbbá az általuk fenntartott intézményekben a 11. *ab)–ad),* 11. *b),* 11. *h)–k),* 12–14. pontok szerinti hozzájárulásokra jogosultak az egyes jogcímekben szereplő feltételek szerint azzal, hogy a lakosságszámhoz kapcsolódó feltételt a többcélú kistérségi társulásban e feladat(ok)ban részt vevő települések együttesen kell hogy teljesítsék. Többcélú kistérségi társulás 11. *ab)–ad)* pontok szerinti hozzájárulásra jogosultsága mellett a társulásban részt vevő települési önkormányzat(ok)nak nem jár a 11. *aa)* pont szerinti hozzájárulás.

5. A 11. *ab)*–14. *b)* pontokban szereplő hozzájárulásokat azok a helyi önkormányzatok, többcélú kistérségi társulások vehetik igénybe, amelyek a személyes gondoskodást nyújtó szociális intézmény és a falugondnoki szolgálat működésének engedélyezéséről, továbbá a szociális vállalkozás engedélyezéséről szóló 188/1999. (XII. 16.) Korm. rendelet, illetve a gyermekjóléti és gyermekvédelmi szolgáltatótevékenység engedélyezéséről, valamint a gyermekjóléti és gyermekvédelmi vállalkozói engedélyről szóló 259/2002. (XII. 18.) Korm. rendelet szerinti működési engedéllyel rendelkeznek.

6. A 11–14. *b)* pontokban szereplő feladatokhoz kapcsolódó normatív hozzájárulásra jogosult a székhely önkormányzat abban az esetben, ha a szolgáltatást a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja. Intézményi társulás keretében történő működtetése esetén

- a jogosultságot a közigazgatási hivatal vezetőjének nyilatkozatával kell igazolni, amelynek tartalmaznia kell, hogy a megállapodás törvényes,
- a működési engedély egy példányával a társulásban részt vevő valamennyi önkormányzatnak rendelkeznie kell.

Intézményi vagy többcélú kistérségi társulás keretében történő működtetés esetén

- a 11. *a)* pont szerinti hozzájárulás összegének számításánál a társult települések összlakosságszámát kell figyelembe venni,
- a 11. *ab)–ad)* pontok szerinti hozzájárulásra jogosultság esetén a társulásban részt vevő önkormányzat(ok)nak nem jár a 11. *aa)* pont szerinti hozzájárulás,
- a 11. *e)* pont szerinti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 10 000-et,
- a 11. *b)* pont alatti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 40 000-et,
- a 11. *g)* pont alatti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja az 50 000-et.

A 11. *ab)–ad)* jogcímek esetében intézményi társulásnak kell tekinteni, ha a települési önkormányzat a többcélú kistérségi társulással kötött megállapodás alapján látja el a feladatot a megállapodásban foglalt és a működési engedélyben ellátási területként feltüntetett településeken.

7. A 11. *a)–b),* 11. *f)–g)* pontokban szereplő hozzájárulások teljes összege abban az esetben jár, ha a szolgáltatás a tárgyév egészében működik.

Töredékévi működtetés esetén a hozzájárulás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár.

A 11. *a)* pontra vonatkozóan: egy lakosra csak egyszer igényelhető a normatív hozzájárulás.

A 11. *c)–d)* pont szerinti hozzájárulás azonos időszakban ugyanazon ellátott után a 11. *h)–j)* pontok szerinti hozzájárulásokkal együtt nem igényelhető.

Amennyiben a jelzőrendszeres házi segítségnyújtásban részesülő ellátott szociális étkeztetésben, vagy házi segítségnyújtásban, vagy nappali intézményi ellátásban is részesül, akkor ezen ellátott után igénybe vehető a vonatkozó hozzájárulás is a 11. *c)–d),* 11. *h)–j)* pontok szerint.

8. A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. §-ának (5) bekezdése alapján az ellátottak száma éves átlagban nem haladhatja meg a működési engedélyben szereplő férőhelyszám 100%-át.

9. A 12. pontban szereplő, a gyermekvédelmi szakellátáshoz kapcsolódó hozzájárulások [12. *aa)* és 12. *ba)* jogcímek] igénybevételének sajátos szabályai:

– A gyámhatósági határozattal ideiglenes hatállyal elhelyezett, átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett beutalt gyermek szociális intézményi tartós elhelyezése esetén a gyermek számára otthont nyújtó ellátást biztosítani köteles helyi önkormányzat a 12. *aa)* pont szerinti jogosultság alapján járó normatív hozzájárulást veheti igénybe, és azt – időarányosan – átadja a gyermeket ellátó intézményt fenntartó önkormányzat számára.

– Amennyiben a gyermekvédelmi ellátásban részesülő gyermek bölcsődei ellátásban vagy közoktatási szolgáltatásban részesül, akkor az intézményt fenntartó önkormányzat jogosult a feladathoz kapcsolódó e melléklet szerinti normatív hozzájárulásoknak a 17.3. pont kivételével történő igénybevételére is, az ott meghatározott feltételek szerint. A 17.3. pont szerinti ellátás esetén az intézményben elhelyezett gyermekek után a 12. *ba)* pont szerinti normatív hozzájárulás vehető igénybe.

– A 12. *aa)* és 12. *ba)* pontok szerinti ellátásban részesülők gondozási napok szerinti nyilvántartását – elhelyezéstípusonként – a területi gyermekvédelmi szakszolgálat köteles vezetni az ellátást nyújtó intézmények adatszolgáltatása alapján.

– Ha a bentlakásos és átmeneti intézmény közoktatási feladatot is ellát, akkor a fenntartó önkormányzat az intézményen belül oktatott tanulók alapján igénybe veheti a feladatokhoz kapcsolódó e melléklet szerinti közoktatási célú normatív hozzájárulásokat és kiegészítő támogatásokat is, az ott meghatározott feltételekkel.

– Gyermekvédelmi szakellátást biztosító intézményben elhelyezett gyermek lakhelyét annak alapján kell megállapítani, hogy az elhelyezését szolgáló épület melyik településen van.

– Az otthont nyújtó ellátás nevelőszülő, illetve gyermekotthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a működési engedélyben meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át.

Ha a gyermekvédelmi ellátásban részesülő gyermek más önkormányzat által fenntartott intézményben szervezett intézményi étkeztetésben részesül, az étkeztetésért a Gyvt. 146. §-ának (2) bekezdése szerint kell térítési díjat fizetni.

A hozzájárulást nem vehetik igénybe a helyi önkormányzatok a központi költségvetési szerv által fenntartott intézményekben (javítóintézetben, gyermekotthonban, szociális intézményben, büntetés-végrehajtási intézetben stb.) és a központi költségvetés által finanszírozott humánszolgáltatás keretében ellátottak után.

10. A 15–17. pont alatti normatív hozzájárulásokhoz kapcsolódó kiegészítő és értelmező rendelkezések:

a) A közoktatási célú normatív hozzájárulások igénylési és elszámolási feltételeit 2009. január 1-jétől augusztus 31-éig, a 2008/2009. nevelési évre, illetve tanévre a 2008. évi Kvtv. határozza meg. A 2009/2010. nevelési évre, illetve tanévre meghatározott fajlagos összegek törvénnyel e törvény módosítása nélkül is növelhetők.

b) E jogcímek tartalmazzák a Közokt. tv.-ben és végrehajtási rendeleteiben meghatározott közoktatási, kötelezően ellátandó szakmai feladatokhoz ezen belül a diáksporthoz, a szabadidős programok szervezéséhez, kulturális neveléshez, továbbá egyes pedagógus-juttatásokhoz a szakkönyvvásárláshoz, a kiemelt munkavégzésért járó kereset-kiegészítéshez, a pedagógiai szakmai szolgáltatások igénybevételéhez kapcsolódó hozzájárulást.

c) Kizárólag olyan, önkormányzat által fenntartott intézményben ellátott, oktatott létszám után vehetők igénybe a hozzájárulások, amely intézmény alapító okiratában az igényjogosultságot megalapozó tevékenység szerepel és amely OM azonosítóval rendelkezik. A sajátos nevelési igényű tanulók után akkor vehető igénybe a hozzájárulás, ha az intézmény alapító okirata meghatározza a fogyatékosság típusát is. E hozzájárulások az azonosító számmal rendelkező tanulók és alkalmazottak, valamint az óvodai nevelésben és korai fejlesztésben, gondozásban részesülő gyermekek után vehetők igénybe.

d) A hozzájárulások igénybevétele és az elszámolás a megfelelő közoktatási statisztikai adatokra és az azt megalapozó előírt tanügyi okmányokra, valamint a hozzájárulást megalapozó egyéb okmányokra, analitikus nyilvántartásokra épül. Nem kor-

látozzák az igénybevételt a közoktatási törvénynek a maximális csoport/osztály létszám betartására vonatkozó követelményei, ezt a jogsértő oktatás-szervezést az Oktatási Hivatal hatósági eljárásában vizsgálja és szankcionálja.

e) Az igényjogosultság számításánál jogcímenként előforduló tört létszám esetén – a 15. pont szerinti hozzájárulások kivételével – az általános kerekítési szabályokat kell fenntartói szinten alkalmazni.

f) A 16–17. pont alatti normatív hozzájárulások megállapítása az önkormányzatok által közölt tényleges – az előző év október 1-jei közoktatási statisztikai adatok –, illetve a költségvetési évben induló tanévre becsült, tanévi nyitó létszámok figyelembevételével központilag történik a következő képlet szerint:

$$Ei = \underbrace{S_1 * \frac{F_1 * 8}{12}}_{\text{kerekítés Ft-ra}} + \underbrace{S_2 * \frac{F_2 * 4}{12}}_{\text{kerekítés Ft-ra}}$$

ahol

Ei = támogatási előirányzat (Ft),

S_1 = a 2008/2009. tanévi nyitó statisztikai adat (fő), tervezésnél, elszámolásnál tényadat,

F_1 = a 2008/2009. tanévre vonatkozó normatív hozzájárulás fajlagos összege (Ft/fő),

S_2 = a 2009/2010. tanévi nyitó statisztikai adat (fő), tervezésnél becsült, elszámolásnál tényadat,

F_2 = a 2009/2010. tanévre vonatkozó normatív hozzájárulás fajlagos összege (Ft/fő).

A 16.2.2., 16.2.3. és 17.1. pont alatti hozzájárulási jogcímek esetében a számításnál a fenti képlet helyett a *h)* és *k)* pontokban foglalt előírások az irányadók.

Azoknál a jogcímeknél, ahol a létszám megállapítása a *d)* pont szerinti egyéb tanügyigazgatási dokumentumokra, illetve analitikus nyilvántartásokra épül, az ezek alapján – tanévenként, költségvetési éven belül – számított mutató a tervezés és az elszámolás alapja. Azoknál a jogcímeknél, ahol a mutatót éves átlaglétszámra számítva kell meghatározni, a képletben mindkét tanévre azonos mutató szerepel.

A 15. pont alatti normatív hozzájárulás megállapítása az önkormányzatok által közölt, a 2008/2009. nevelési évi, tanévi tényleges, és a 2009/2010. nevelési évi, tanévi becsült nyitó létszámokból központilag kiszámított közoktatási teljesítmény-mutató alapján történik. A 15. *g)* pont szerinti teljesítmény-mutató megállapításához figyelembe kell venni az *i)* pontban foglaltakat is.

A fenntartók saját számításaikhoz, a tervezéshez, illetve az évvégi elszámoláshoz a központi számításokban alkalmazott, a 2008. évi Kvtv. 3. számú melléklete Kiegészítő szabályok 10. *f)* pontja alatti paraméter-rendszert augusztus 31-éig, az alábbi paraméter-rendszert szeptember 1-jétől alkalmazzák a 2009/2010. nevelési évre, tanévre:

Intézmény	Évfolyam-csoportok (nyitvatartás)		Gyermekek, tanulók heti foglalkoztatási időkerete	Csoport/osztály átlaglétszám	Közoktatási törvény szerinti pedagógus heti kötelező óraszám	Intézménytípus-együttható	Tanítási együttható (Teh)
1	2		3	4	5	6	7 = 3/5*6
Óvoda (egységes óvoda-bölcsőde)	1–3. nevelési év	maximum napi 8 óra	51,0	20	32	0,85	1,35
		napi 8 órát meghaladja	61,0	20	32	0,85	1,62
Általános iskola	1–2. évfolyam		26,4	21	22	1,0	1,20
	3. évfolyam		26,8	21	22	1,0	1,22
	4. évfolyam, fejlesztő iskolai tanulók évfolyamtól függetlenül		30,6	16	22	1,0	1,39
	5–6. évfolyam		34,0	23	22	1,0	1,55
	7. évfolyam		38,8	23	22	1,0	1,76
	8. évfolyam		38,8	20	22	1,0	1,76
Középfokú iskola	9–10. évfolyam		46,6	28	22	1,1	2,33
	11. évfolyam		55,1	28	22	1,1	2,76
	12–13. évfolyam		55,1	26	22	1,1	2,76

Intézmény	Évfolyam-csoportok (nyitvatartás)	Gyermekek, tanulók heti foglalkoztatási időkerete	Csoport/osztály átlaglétszám	Közoktatási törvény szerinti pedagógus heti kötelező óraszám	Intézménytípus-együttható	Tanítási együttható (Teh)
1	2	3	4	5	6	7 = 3/5*6
Szakképzés elméleti képzés	Felzárkóztató 9. évfolyam, szakiskola, szakközépiskola első–harmadik szakképzési évfolyama	40,6	28	22	1,1	2,03
	Szakiskola, szakközépiskola harmadikat követő további szakképzési évfolyama	40,6	26	22	1,1	2,03
Alapfokú művészetoktatás	Zeneművészeti ág – egyéni foglalkozás keretében szervezett – előképző, alapképző és továbbképző évfolyama	5,7	8	22	0,64	0,17
	Képző- és iparművészeti, táncművészeti, szín- és bábművészeti ág előképző, alapképző és továbbképző évfolyama, zeneművészeti ágon csoportos főtanszakos oktatás	5,7	10	22	0,3	0,08
Kollégiumi, externátusi nevelésre, oktatásra szervezett foglalkoztatási csoportok		38,0	25	30	1,026	1,30
Napközis/ tanulószobai, iskolaotthonos foglalkoztatás	1–4. évfolyamos napközis foglalkoztatás	22,5	25	23	0,25	0,24
	5–8. évfolyamos napközis/tanulószobai foglalkoztatás	15,0	25	23	0,25	0,16
	1–3. évfolyamon iskolaotthonos oktatás	22,5	21	22	0,26	0,27
	4. évfolyamon iskolaotthonos oktatás	22,5	16	22	0,26	0,27

g) Az *f)* pontban foglaltak nem alkalmazhatók,

– ha a 15. *d)* szerinti – a szakképzési törvény rendelkezéseinek megfelelően, a szakképzési évfolyamokon szervezett – szakmai elméleti oktatás tört tanéves rendszerben folyik,
– ha a 16.1.2. pont szerinti iskolai szakmai gyakorlati képzés tört tanéves rendszerben, vagy részben iskolai, részben – együttműködési megállapodás alapján – nem iskolai tanműhelyben folyik,
– ha részben az iskolai tanműhelyben, – együttműködési megállapodás alapján – részben más helyi önkormányzat által fenntartott központi képzőhelyen, vagy nem iskolai tanműhelyben folyik,
– ha a 15. *f)*, illetve 17.3. pont szerinti kollégiumi (externátusi) nevelés, ellátás, elhelyezés a tanéven belüli félévre, vagy tanéven belüli időszakos elhelyezésre korlátozódik, beleértve a 16.2.1. pont alatti a sajátos nevelési igényű gyermekek, tanulók kollégiumi (externátusi) nevelését, ellátását, elhelyezését is.

Az érintett tanulók után igényelt hozzájárulás tervezése, elszámolása a tanévenként az iskolai szakmai elméleti, illetve gyakorlati szakképzésben, kollégiumi elhelyezésben töltött időszak figyelembevételével számított létszám alapján történik. Ha a 15. *d)* és 16.1.2. pont szerinti szakképzés tört tanéves rendszerben folyik, valamint a 15. *f)* pont alatti kollégiumi elhelyezésre tört tanévben kerül sor és ezzel összefüggően változik a tanulók létszáma, az érintett tanulók után a hozzájárulás igénylése és elszámolása az egyes félévekben oktatott, illetve kollégiumban elhelyezett létszám – a félévváltások időpontjához igazodóan – 1/12, 7/12, illetve 4/12 részének átlaga alapján történik. A képzési program szerint iskolai, központi képzőhelyi és nem iskolai (változó) képzőhelyen történő, az egyes helyszíneken zajló gyakorlati képzésre for-

dított idő arányában, illetve a kollégiumi szolgáltatás igénybevétele arányában kell megosztani a tanulók létszámát. Amennyiben az előbbiek szerint számítható létszám nem egész szám (tört létszám), akkor a fenntartói szinten összesített mutatószámnál a kerekítés általános szabályait kell alkalmazni.

h) A 16.2.2. és 16.2.3. pont szerinti hozzájárulás a 2009. naptári évben az ezen ellátásokat igénybe vevő hetente ellátott gyermek/tanuló létszámból számított 12 havi – havonkénti – átlaglétszámok éves összesítése és tízzel elosztott létszáma után igényelhető. A heti ellátotti létszám megállapításakor egy gyermek csak egyszer vehető figyelembe, függetlenül attól, hogy a hét egy vagy több napján, illetve egyéni, illetve csoportos foglalkozás keretében biztosították számára a Közokt. tv.-ben, valamint a 14/1994. (VI. 24.) MKM rendelet 8. és 9. §-ában foglalt követelményeknek megfelelő időkeretekben az ellátást. Az elszámolás az előbbiek szerint számított tényleges átlaglétszám alapján – 8/12-ed súllyal a 2008. évi Kvtv.-ben, 4/12-ed súllyal pedig az e törvényben meghatározott fajlagos mérték figyelembevételével – történik. A súlyozásnál az *f)* pont képletének kerekítési szabályát kell alkalmazni.

i) A 15. *g)* pont szerinti, a napközis és tanulószobai foglalkozás szervezéséhez a foglalkozásokon részt vevő tanulók után a 2009. évi költségvetési évre – szeptember 1-jétől időarányosan 4 hónapra – a 2009/2010. tanévi becsült átlaglétszám alapján tervezhető, illetve igényelhető a hozzájárulás. Az elszámolásnál a foglalkozási naplók szerint a 2009/2010. tanévre, a naponként összesített tényleges létszámot 62 nappal kell elosztani. A 2008/2009. tanévre – a január 1-jétől augusztus 31-éig időarányosan 8 hónapra – a 2008. évi Kvtv. alapján figyelembe vehető létszámot pedig 123 nappal kell osztani. Ha a tanévek átlagában a Közokt. tv. 53. §-ának (4) bekezdésében foglalt időkeret legalább 75%-át nem éri el a tényleges foglalkoztatási órák száma, a hozzájárulásra való igényjogosultság számításánál a foglalkozáson résztvevők átlaglétszámát kettővel el kell osztani. Abban az esetben, ha a tanulók számára a Közokt. tv. 53. §-ának (4) bekezdésben meghatározott időkereten felüli foglalkoztatást is szerveznek, nem igényelhető egy tanuló után ezen a jogcímen többszörös hozzájárulás.

j) A nemzeti, etnikai kisebbségi oktatáshoz meghatározott 16.3. ponton belüli kiegészítő hozzájárulások igénylésének együttes feltételei a következők:

- a nevelési-oktatási intézmény alapító okirata tartalmazza a nemzeti-etnikai kisebbségi feladatok ellátását, és
- a nemzeti, etnikai kisebbségek óvodai nevelését vagy iskolai nevelését és oktatását a nemzeti, etnikai kisebbséghez tartozó gyermek szülőjének, gondviselőjének írásban benyújtott igénye alapján szervezzék, és
- amennyiben az óvoda, iskola olyan településen működik, ahol nem jött létre települési és területi kisebbségi önkormányzat, illetve nincsen kisebbségi szószóló, be kell szerezni az országos kisebbségi önkormányzat nyilatkozatát, mely szerint az oktatási intézmény nemzeti, etnikai kisebbségi feladatot lát el,
- a kisebbségi nyelvek oktatására fordított heti kötelező tanórák évfolyamonkénti átcsoportosítása esetén is – a romani és beás kisebbségi nyelvoktatás kivételével – csak azok után a tanulók után vehetők igénybe a hozzájárulások, akik az adott tanévben legalább heti három órában tanulják a kisebbség nyelvét.

k) A 17.1. pont alatti, a gyermek és tanulói intézményi étkeztetéshez kapcsolódó hozzájárulások az étkeztetést igénybe vevő, térítési díj-kedvezményre jogosult gyermekek, tanulók 2009. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető. A hozzájárulás szempontjából a szervezett intézményi (óvodai, kollégiumi, iskolai) étkeztetésben résztvevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy jogcímen szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg, főétkezés az intézmény által szervezett keretek között biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás és a térítési díj-kedvezményre való jogosultságot alátámasztó irat (határozat). Az étkezésben résztvevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A nyári szünidőben szervezett napközi ellátáshoz (üdültetéshez, táboroztatáshoz, egyéb szabadidős programhoz) kapcsolódóan biztosított szervezett étkeztetésben résztvevők létszáma az előbbi számításokban nem vehető figyelembe.

l) Intézményi társulás óvodájába, általános iskolájába járó gyermekek, tanulók jogcímén a 2010/2011. tanévben az 5–7. évfolyamon, a 2011/2012. tanévben az 5–8. évfolyamon szervezett osztályban tanulók után abban az esetben lesz igényelhető hozzájárulás, ha az érintett évfolyamokon tanulók esetében az osztály átlaglétszám – az érintett évfolyamokon együttesen – eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 60%-át.

m) A tanulók tankönyvellátásának támogatását szolgáló 17.2. pont alatti hozzájárulásból, az iskolai tankönyvvásárláshoz nyújtott fenntartói támogatásból az iskolai könyvtár, könyvtárszoba részére a normatív ajánlott és kötelező olvasmány, digitális tananyag, oktatási program is beszerezhető tankönyv helyett, ha az iskolában a nevelő és oktató munkához, vagy annak egy részéhez nem alkalmaznak tankönyvet.

A 15–17. pont szerinti hozzájárulásra jogosult a helyi önkormányzat és a többcélú kistérségi társulás az általa fenntartott intézményekben nyújtott szolgáltatások alapján, továbbá az a fenntartó is, amely a szolgáltatást a Ttv. 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja.

4. számú melléklet a 2008. évi CII. törvényhez

A helyi önkormányzatokat megillető személyi jövedelemadó megosztása

A helyi önkormányzatokat együttesen az állandó lakhely szerint az adózók által 2007. évre bevallott, az Adó- és Pénzügyi Ellenőrzési Hivatal által településenként kimutatott (a továbbiakban: településre kimutatott) személyi jövedelemadó 40%-a illeti meg az *A)* és *B)* pontban meghatározott szabályok szerint. Az *A)–B)* pontban foglaltakat helyi önkormányzatonként részletezve az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64. §-ának (3) bekezdésében meghatározott PM–ÖM együttes rendeletben (a továbbiakban: PM–ÖM együttes rendelet) kell közzétenni.

Előirányzat: 649 349,8 millió forint

A) A települési önkormányzatot megilleti a településre kimutatott személyi jövedelemadó 8%-a.

Előirányzat: 129 870,0 millió forint

B) A helyi önkormányzatokat a településre kimutatott személyi jövedelemadó 32%-a illeti meg az I–III. pont szerint.

I. E törvény 3. számú melléklete jogcímeihez átengedett személyi jövedelemadó

Előirányzat: 406 248,1 millió forint

II. A megyei önkormányzatok személyi jövedelemadó-részesedése

Előirányzat: 12 746,7 millió forint

Ebből minden megyei önkormányzatot megillet:

a) egységesen	370 millió forint,
b) a megye 2008. január 1-jei lakosságszáma után	120 forint/fő,
c) a megyei fenntartású intézményekben ellátottak után	20 755 forint/fő.

A *c)* pontban az ellátottak számbavételénél az e törvény 3. számú mellékletének 11. *h)–j)*, 12., 14. számú jogcíméhez kapcsolódó ellátott, a 13. *a)* jogcímhez kapcsolódó férőhely, valamint – a 3. számú melléklet kiegészítő szabályainak 10. *a)* pontjában foglaltak figyelembevételével számított 2009. évi – a 15., 16.1., 16.2.2., 16.2.3., 16.3., 16.4., 16.5.1., 17.1. számú jogcímhez kapcsolódó gyermek, tanuló létszámot együttesen kell alapul venni.

A *B)*/I. és a *B)*/II. *c)* pont szerinti személyi jövedelemadó összege az e törvény 3. számú mellékletének idekapcsolódó normatív támogatásait és hozzájárulásait megalapozó mutatószámok alakulását követi.

III. A települési önkormányzatok jövedelemdifferenciálódásának mérséklése

Előirányzat: 100 485,0 millió forint

1. Azoknál a települési önkormányzatoknál, amelyeknél az *A)* pont szerinti személyi jövedelemadó-bevétel és a 2. pont szerinti iparűzési adóerő-képesség – a 2008. január 1-jei lakosságszámra – együttesen számított egy főre jutó összege nem éri el a 4. pontban szereplő összeget, a bevétel e szintig kiegészül.

Ha az egy főre jutó összeg nagyobb a 4. pontban szereplő összegnél, akkor a központi költségvetési kapcsolatból származó forrásokból az önkormányzatot együttesen megillető összeg az 5. pontban szereplő számítási módszer alapján csökkentésre kerül. (A kiegészítés és a csökkentés a továbbiakban együtt: jövedelemkülönbség mérséklése.)

Az önkormányzatok közigazgatási státuszát a 2008. augusztus 1-jei állapotnak megfelelően a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatal adatai alapján kell figyelembe venni.

2. E törvény szempontjából iparűzési adóerő-képesség a költségvetési évben a települési önkormányzat iparűzési adóelőlegét meghatározó adóalap 1,4%-a.

2.1. Azon települési önkormányzatok esetében, amelyek 2008. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkeznek, a 2009. évi iparűzési adóelőleget meghatározó, településre jutó adóalap (a továbbiakban: adóalap):

a 2008. teljes évről benyújtott iparűzési adóbevallásokban szereplő – a helyi adókról szóló 1990. évi C. törvény alapján megállapított – adóalap, amelyet

2.1.1. növelni kell:

a) a 2008. töredék évre szóló adóbevallás adóalapjának évesített összegével.

Töredék év:

– a 2008. július 1-je előtt, 2008. év közben bevezetett iparűzési adóról szóló rendelet hatálybalépésétől december 31-éig terjedő időszak,

– az állandó jellegű vállalkozási tevékenységet az önkormányzat illetékességi területén 2008. év közben kezdő, és azt 2008-ban meg nem szüntető adózó bevallásában szereplő időszak. (Megszűntnek tekintendő a vállalkozás abban az esetben is, ha az adott önkormányzat illetékességi területén telephelyét felszámolja.)

b) a 2008. évről bevallási kötelezettséget nem teljesítő vállalkozások, illetve a naptári évtől eltérő üzleti évet választó adózók utolsó, teljes évről szóló bevallásában szereplő adóalappal, ennek hiányában az utolsó bevallásban szereplő adóalap évesített összegével. Az utolsó bevallásban szereplő adóalapot figyelmen kívül kell hagyni, ha:

– a vállalkozást bírósági végzés alapján a cégjegyzékből 2008. december 31-éig törölték,

– a személyi jövedelemadóról szóló 1995. évi CXVII. törvényben meghatározott mezőgazdasági őstermelő tevékenységéből származó bevétele 2008. évben nem haladta meg a 600 000 forintot,

– az ideiglenes építőipari tevékenységet folytató, illetőleg természeti erőforrást feltáró vagy kutató adóalany 2008. évben, az önkormányzat illetékességi területén végzett tevékenységének időtartama nem érte el a 181 napot,

– az egyéni vállalkozó vállalkozói igazolványát 2008. december 31-éig – az okmányirodai nyilvántartás szerint – visszaadta vagy visszavonták,

c) az előtársaságok 2009. évben benyújtott záró adóbevallásában szereplő adóalappal,

d) a 2009-ben kezdő vállalkozások várható adóösszegéből számított adóalappal, kivéve az ugyanazon évben megszűnő és záró adóbevallást benyújtó vállalkozások adóalapját,

e) a 2009-ben megszűnő vállalkozások 2009. évben benyújtott záró adóbevallásában szereplő adóalappal;

2.1.2. csökkenteni kell:

a) a 2008. december 31-ével megszűnt vállalkozások adóbevallásában szereplő – a számításban figyelembe vett – adóalappal,

b) a 2009-ben megszűnő és záró adóbevallást beadó vállalkozások 2008. évről szóló bevallásában szereplő – a számításban figyelembe vett – adóalappal,

c) a 2009-ben megszűnő és záró adóbevallást beadó vállalkozások bírósági végzés szerint kielégíthetetlen iparűzési adófizetési kötelezettségéhez kapcsolódó – a számításban figyelembe vett – adóalappal,

d) a 2009-ben naptári évtől eltérő üzleti évet választó és ezzel kapcsolatban 2009-ről adóbevallást beadó vállalkozások 2008. évről szóló bevallásában szereplő – a számításban figyelembe vett – adóalappal.

2.1.3. A 2.1.1. és a 2.1.2. alapján számított adóalapot korrigálja

a) a 2008-ra, illetve 2009-re vonatkozó, 2009. évben benyújtott önellenőrzési adóalap-változás,

b) a 2008. évet megelőző évek önellenőrzése miatt 2009. évben

– visszatérítésre vagy befizetésre kerülő, továbbá

– az önkormányzatot megillető adóra, illetve fennálló adótartozásra elszámolásra kerülő iparűzési adó adóalapja,

c) a számításban figyelembe vett „nulla” összegű adóalapra megfizetett iparűzési adóhoz kapcsolódó adóalap,

d) az önkormányzatok szerződésben rögzített adóbevétel megosztásának arányában az olyan vállalkozás adóalapja, amely az önkormányzatok együttműködése révén telepedett le az egyik, megállapodásban szereplő önkormányzat területén.

2.2. Azon települési önkormányzatok esetében, amelyek 2008. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkeztek, és azt 2008. július 1-je és 2009. december 31-e között hatályon kívül helyezték, a 6. pontnak megfelelő elszámoláskor az iparűzési adóerő-képességükben érvényesítendő adóalap megegyezik a 2.1. pont szerinti, 2008. teljes évi adóalappal, figyelembe véve

a) a 2.1.1. pont szerinti növelő tényezők közül az *a)* és *b)* pontot azzal, hogy az *a)* pont szerinti évesítendő töredék évnek számít az önkormányzat által 2008. július 1-je és 2008. december 31-e között hatályon kívül helyezett iparűzési adóról szóló rendeletnek megfelelően az adóbevallásokban megjelenő időszak,

b) a 2.1.2. pont szerinti csökkentő tényezők közül az *a)* pontot, és

c) a 2.1.3. pont szerinti adóalap korrigáló tényezőket.

2.3. Ha a települési önkormányzat 2008. július 1-jén nem rendelkezett hatályos iparűzési adóról szóló rendelettel, az iparűzési adóerő-képessége megegyezik az önkormányzattípus, azon belül népességszám szerinti kategóriába tartozó önkormányzatok 2.1. pont szerinti adóerő-képességének – a legalacsonyabb és legmagasabb adóerő-képességű önkormányzatok egy-egy tizede figyelmen kívül hagyásával – számított átlagával.

3. A települési önkormányzat a jövedelemkülönbség mérséklés meghatározásához a 2009. évi iparűzési adóerőképességéről az Áht. 64. §-ának (1) bekezdése szerinti mutatószám-felmérés során adatot szolgáltat a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egysége (a továbbiakban: Igazgatóság) részére.

3.1. A települési önkormányzat iparűzési adóerő-képessége évközi alakulását figyelembe véve módosíthatja jövedelemkülönbség mérséklését, az Áht. 64. §-a (5) bekezdésének megfelelően. A normatív hozzájárulások alakulásának jövedelemkülönbség mérséklésre gyakorolt hatása csak az év végi elszámolás során érvényesül.

4. A jövedelemkülönbségek mérséklésénél településnagyság szerint figyelembe veendő lakosonkénti értékhatár forintban:

a) község 500 főig	36 791
b) község 501–2000 főig	37 350
c) község 2000 fő felett	38 225
d) város 10 000 főig	39 800
e) város 10 000 fő felett	42 000
f) megyei jogú város	45 933
g) főváros (kerületekkel együtt)	52 400

Az *a)–f)* pontban szereplő, térségi feladatokat is ellátó települési önkormányzatok esetén az értékhatár a *B)*/II. *c)* pont szerinti fajlagos összeg kétszerese és e törvény 3. számú melléklet 12., 13. *a)* pont szerinti ellátott, a 15. *c)–f)*, 16.1. pont szerinti tanulók, a 16.3., 16.4., 16.5.1. és 17.1. pontokból a középiskolában, szakiskolában és a szakképző évfolyamon tanulók, illetve kollégiumban elhelyezettek – a 3. számú melléklet kiegészítő szabályainak 10. *a)* pontjában foglaltak figyelembevételével számított 2009. évi – együttes száma szorzatának a település 2008. január 1-jei lakosságszámára vetített összegével tovább nő.

5. A 4. pont szerinti értékhatár %-ában a levonás sávonkénti számítása:

A 4. pontban szereplő értékhatár %-ában sávonként		Sávonként a levonásra kerülő egy főre jutó összeg		A normatív hozzájárulásból levonásra kerülő összeg
%-ban	forint/fő	%-ban	forint/fő	4. oszlop összesen x a település 2008. január 1-jei lakosságszáma forintban
1.	2.	3.	4.	5.
100–125		0		–
125–150		25		–
150–170		35		–
170–180		50		–
180–200		80		–
200 felett		90		–
Levonandó összesen:	–	–		

a) A levonandó összeg nem lehet több, mint a települési önkormányzatot – beleértve a települési és területi kisebbségi önkormányzatokat is – a kötelezően ellátandó feladatai után e törvény 3. számú melléklet 1., 5., 7–10., 11. *b)–k)*, 14., 15. *a)*, *b)*, *g)*, 16.6.2. pontok, valamint a 16.2.1, 16.3., 16.4., 16.5.1., 17.1., 17.3. pontokból az óvodás és 1–8 évfolyamon tanulók alapján 2009-ben megillető normatív hozzájárulás összegének 80%-a.

b) Községi önkormányzatoknál a levonandó összeg felső határába nem számít bele az intézményfenntartó települést megillető 16.6.2. jogcím szerinti normatív hozzájárulás 2009. évi összege.

A közoktatási célú normatív hozzájárulások *a)* és *b)* pont szerinti számítása a 3. számú melléklet kiegészítő szabályainak 10. *a)* pontjában foglaltak figyelembevételével történik.

6. A települési önkormányzatnak az Áht. 64. §-a (7) bekezdésének megfelelően év végén el kell számolnia a 2009. évi végleges iparűzési adóerő-képesség és a normatív hozzájárulások év végi alakulásának jövedelemkülönbség mérséklésre gyakorolt hatásával.

6.1. A normatív hozzájárulások év végi alakulásának a jövedelemkülönbség mérséklésre gyakorolt hatásával való külön elszámolást igénybevételi kamatfizetési kötelezettség nem terheli.

6.2. Ha a PM–ÖM együttes rendeletben közzétett jövedelemkülönbség mérséklés, és a 2009. évi végleges iparűzési adóerő-képesség alapján – a normatív hozzájárulások évközi elmozdulása figyelmen kívül hagyásával – számított jövedelemkülönbség mérséklés (a továbbiakban: számított jövedelemkülönbség mérséklés) közötti különbség pozitív előjelű és meghaladja a PM–ÖM rendeletben közzétett jövedelemkülönbség mérséklés abszolút értékének 10%-át, a települési önkormányzat a különbség után igénybevételi kamatot fizet, az alábbiak szerint:

a) ha az önkormányzat az Áht. 64. §-a (5) bekezdésének *aa)* és *ab)* pontja szerinti időpontig mond le jövedelemkülönbség mérsékléséről, a lemondást igénybevételi kamat nem terheli,

b) ha az önkormányzat az Áht. 64. §-a (5) bekezdésének *ac)* pontja szerinti időpontig mond le jövedelemkülönbség mérséklésről, a lemondást a jegybanki alapkamatnak megfelelő igénybevételi kamat terheli,

c) ha az év végi elszámolás során, vagy az Igazgatóság Áht. 64/D. §-a szerinti felülvizsgálati eljárása keretében a számított jövedelemkülönbség mérséklés alapján visszafizetési kötelezettség kerül megállapításra, azt a jegybanki alapkamat kétszeresének megfelelő igénybevételi kamat terheli.

6.3. A 6.2. pontban meghatározott különbség számítás során az alábbiakat – ha azok növelik a 2.1. pont szerinti adóalapot – figyelmen kívül kell hagyni:

- a 2009. július 15. után benyújtott előtársasági záró adóbevallást,
- a 2009-ben kezdő vállalkozások 2009. július 15. után közölt várható adóösszeget,
- a 2009-ben megszűnő vállalkozások 2009. július 15. után benyújtott záró adóbevallását,
- a naptári évtől eltérő üzleti évet választó vállalkozás 2009. július 15. után benyújtott adóbevallását,
- a 2009. július 15. után benyújtott önellenőrzést,
- az önkormányzati adófelderítést.

6.4. A jövedelemkülönbség mérséklés év végi elszámolásának az Áht. 64/D. §-a szerinti felülvizsgálata során az Igazgatóság betekinthet az önkormányzatnál rendelkezésre álló, adótitkot is tartalmazó okiratokba, dokumentumokba, valamint az iparűzési adóbevallással kapcsolatos iratokba.

7. Az elszámolás során a véglegezett beszámítási összeg 25%-a, de legfeljebb az önkormányzat által – saját forrásaiból – 2009-ben beruházásra felhasznált összeg visszaigényelhető. A beruházási saját forrás: a beruházási kiadás csökkentve a beruházási célú

- állami támogatásokkal,
- támogatásértékű bevételekkel és
- államháztartáson kívülről átvett pénzeszközökkel.

8. A 2009. évi jövedelemkülönbség mérsékléséről történő év végi elszámoláskor megmaradó összeg a kiegészítésben részesülő önkormányzatokat – a 4. *a)–g)* pontban megjelölt értékhatár és a lakosságszám alapján számított összeg arányában – megilleti.

5. számú melléklet a 2008. évi CII. törvényhez

A helyi önkormányzatok által felhasználható központosított előirányzatok

1. Lakossági közműfejlesztés támogatása

Előirányzat: 1 350,0 millió forint

A támogatás a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendelet szerint igényelhető.

2. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 500,0 millió forint

Az előirányzat azon települések támogatására szolgál, amelyekben az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más vízközmű társaságtól vásárolt (átvett) lakossági célú ivóvíz ráfordításai magasak. A támogatás az önkormányzatok között az igénybejelentést megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével kerül elosztásra.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon helyi önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

Felhatalmazást kap a környezetvédelmi és vízügyi miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait – az önkormányzati miniszter, a pénzügyminiszter, az egészségügyi miniszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével – 2009. január 31-éig rendeletben állapítsa meg. Az igényekről a – Környezetvédelmi és Vízügyi Minisztérium által vezetett – tárcaközi bizottság javaslata alapján a környezetvédelmi és vízügyi miniszter dönt.

3. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 150,0 millió forint

Az előirányzat a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására szolgál, ha az említett eszközökön végzendő munkákat – kivételes esetben új eszköz beszerzését – a műszaki előírások vagy a műszaki állapot szükségessé teszik, és az eszközöknek a felújítás utáni tartós használata biztosítva van. Méltányolandó kistérségi foglalkoztatás-politikai szempontok esetén lehetőség van a működtetés támogatására is. Az összegnek azon települési önkormányzatok közötti elosztásáról, amelyeknek az említett eszközök a tulajdonában és működtetésében vannak, vagy amelyeknek közigazgatási területén az említett eszközöket közforgalmú, közútpótló jelleggel, érvényes engedély birtokában működtetik, tárcaközi bizottság javaslata alapján a közlekedési, hírközlési és energiaügyi miniszter dönt. A tárcaközi bizottságot a Közlekedési, Hírközlési és Energiaügyi Minisztérium vezeti.

Felhatalmazást kap a közlekedési, hírközlési és energiaügyi miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait – az önkormányzati miniszter, valamint a pénzügyminiszter véleményének kikérésével – 2009. február 15-éig rendeletben állapítsa meg.

4. Határátkelőhelyek fenntartásának támogatása

Előirányzat: 85,0 millió forint

Az előirányzat 70%-a schengeni külső határszakaszokon (a magyar–ukrán, a magyar–román, a magyar–szerb és a magyar–horvát határszakaszokon), 30%-a a schengeni belső határszakaszokon (a magyar–osztrák, a magyar–szlovén és a magyar–szlovák határszakaszokon) közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. Az önkormányzatok részére a támogatás összege – az Igazságügyi és Rendészeti Minisztérium által szolgáltatott – 2007. évi közúti ki- és belépési (személyi- és járműforgalmi) adatok arányában kerül megállapításra, azonban a támogatás összege önkormányzatonként nem lehet kevesebb 20 ezer forintnál. A támogatás elsősorban a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra fordítható a személyi jellegű kiadások kivételével.

A támogatás folyósításáról a 2007. évi közúti ki- és belépési adatok arányában – a 2008. évben felosztott támogatási összeggel megegyezően – az Önkormányzati Minisztérium 2009. március 25-éig egy összegben intézkedik.

5. Települési és területi kisebbségi önkormányzatok támogatása

Előirányzat: 1 560,0 millió forint

E jogcímről feladatarányos támogatásra jogosultak a települési és fővárosi kerületi (a továbbiakban együtt: települési) kisebbségi önkormányzatok, továbbá a fővárosi és megyei (a továbbiakban együtt: területi) kisebbségi önkormányzatok. A támogatás a települési és területi kisebbségi önkormányzatok működését és a kisebbségi közügyeknek ezen önkormányzatok által történő ellátását szolgálja. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait a kisebbségi önkormányzatoknak a központi költségvetésből nyújtott feladatarányos támogatások feltételrendszeréről és elszámolásának rendjéről szóló 375/2007. (XII. 23.) Korm. rendelet szabályozza.

6. Kiegészítő támogatás nemzetiségi nevelési, oktatási feladatokhoz

Előirányzat: 1 100,0 millió forint/év

a) Igényelhetik azok a helyi önkormányzatok, amelyek a nemzetiségi nyelvű vagy nemzetiségi kétnyelvű nevelési-oktatási feladatokat ellátó iskola fenntartását bevételi forrásaik hiánya miatt nem tudják a jogszabályokban meghatározott feltételeknek megfelelően biztosítani. A támogatást igényelhetik azok a helyi önkormányzatok is, amelyek a 2008/2009. tanévig az általuk fenntartott nemzetiségi nyelvoktató iskolában a kétnyelvű nemzetiségi oktatást felmenő rendszerben legalább a 2. évfolyamig bevezették, továbbá a csak szlovén nemzetiségi nyelvoktató iskolával rendelkező helyi önkormányzatok is.

b) Igényelhetik azok az 1 100 fő lakosságszám alatti településen működő, nemzetiségi nyelvű vagy nemzetiségi kétnyelvű nevelést biztosító óvodát, illetve nemzetiségi nyelvoktató iskolát fenntartó önkormányzatok is, amelyek az óvoda, iskola fenntartását bevételi forrásaik hiánya miatt nem tudják a jogszabályokban meghatározott feltételeknek megfelelően biztosítani.

c) Igényelhetik a nemzetiségi anyanyelvű, nemzetiségi kétnyelvű, nemzetiségi nyelvoktató iskolát, illetve cigány kisebbségi oktatást biztosító iskolát fenntartó helyi önkormányzatok a kisebbségi oktatás tankönyveinek beszerzéséhez, és szakmai szolgáltatások igénybevételéhez.

d) Igényelhetik a helyi önkormányzatok a szomszédos országokkal kötött kisebbségvédelmi megállapodások alapján működő kisebbségi vegyes bizottságok tevékenységéről és ajánlásairól szóló 2175/2005. (VIII. 26.) kormányhatározattal kihirdetett kisebbségi vegyes bizottságok ajánlásaiban megfogalmazott, közoktatást érintő önkormányzati feladatok ellátásához, valamint az anyaországi kapcsolattartás feladataihoz.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az e pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2009. február 15-éig rendeletben állapítsa meg.

7. Könyvtári és közművelődési érdekeltségnövelő támogatás, múzeumok szakmai támogatása

Előirányzat: 710,0 millió forint

Igényelhetik a helyi önkormányzatok az általuk fenntartott nyilvános könyvtár állománygyarapításához, a közművelődési infrastruktúra technikai, műszaki fejlesztéséhez, valamint az általuk fenntartott múzeumok szakmai fejlesztéséhez.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait – a pénzügyminiszter, valamint az önkormányzati miniszter véleményének kikérésével – 2009. február 15-éig rendeletben állapítsa meg.

8. Helyi önkormányzatok hivatásos zenekari és énekkari támogatása

a) Előirányzat: 1 360,0 millió forint

Igényelhetik a helyi önkormányzatok, ha hivatásos zenekart és/vagy énekkart tartanak fenn, illetve abban az esetben, ha olyan hivatásos zenekart és/vagy énekkart támogatnak, amellyel a zene-, illetve énekkar működtetésére a helyi önkormányzat 2008. szeptember 1-jéig hosszú távú – legalább 5 éves – közszolgáltatási szerződést kötött.

b) Előirányzat: 300,0 millió forint

Igényelhetik a helyi önkormányzatok az Oktatási és Kulturális Minisztérium kiemelt művészeti célokra kiírt pályázati felhívása alapján olyan hivatásos zenei előadó-művészeti szervezetek számára, amelyekkel az önkormányzat közszolgáltatási szerződést kötött és az *a)* pont alapján nem jogosultak támogatásra.

A támogatás, valamint a pályázat igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályairól az oktatási és kulturális miniszter – a pénzügyminiszter véleményének kikérésével – 2009. február 20-áig rendeletet ad ki.

9. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása

Előirányzat: 5 090,0 millió forint

A központi költségvetés hozzájárulást biztosít a helyi önkormányzatoknak és a többcélú kistérségi társulásoknak az általuk fenntartott intézményekben biztosított feladatellátás racionálisabb megszervezése folytán felszabaduló létszám miatti, 2008. szeptember 30. napját követően hozott döntéseikhez kapcsolódó 2008. és 2009. években esedékes jogszabályi kötelezettségeik teljesítéséhez.

Ha az érintett személy jogviszonya korengedményes nyugdíjazás miatt szűnik meg, a nyugdíjazással kapcsolatos költségek megtéríthetők, ha azok összege nem haladja meg a jogviszony felmentéssel történő megszűnése esetén járó támogatás összegét.

Amennyiben a korengedményes nyugdíjazással együttjáró költségek meghaladják a felmentés esetén járó támogatás mértékét, akkor a korengedményes nyugdíjazás esetében is csak az az összeg illeti meg a helyi önkormányzatot, illetve többcélú kistérségi társulást, amely felmentés esetében járna.

A támogatás feltétele, hogy az önkormányzati, illetve többcélú kistérségi társulási szintű létszámcsökkentéssel kapcsolatban meghozott döntés egyidejűleg az álláshely megszüntetését is jelentse. További feltétel, hogy a megszüntetett álláshely legalább 5 évig nem állítható vissza, kivéve, ha törvényből, kormányrendeletből vagy miniszteri rendeletből adódó többletfeladatok ezt indokolttá teszik.

A pályázat benyújtása három ütemben történik, az egyes ütemek határideje: I. ütem 2009. április 10., II. ütem 2009. július 10., III. ütem 2009. szeptember 28.

Felhatalmazást kap az önkormányzati miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait – a pénzügyminiszter véleményének kikérésével – 2009. február 15-éig rendeletben állapítsa meg.

E törvény egyúttal felhatalmazza a támogatási igények jogosságát elbíráló szervet, hogy a benyújtott pályázatokban megnevezett személyek foglalkoztatási jogviszonyának megszüntetésével kapcsolatos alábbi személyes adatait teljeskörűen megismerhesse, kezelhesse:

- név, anyja neve, születési név,
- születési hely, születési idő,
- lakcím,
- a munkaviszony megszűnés/megszüntetés jogcíme,
- szolgálati és közszolgálati idő,
- besorolás és munkakör megnevezése,
- a foglalkoztatási jogviszony kezdetének és megszűnésének időpontja,
- a munkavégzés alóli felmentés kezdő és záró időpontja,
- a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetésekre vonatkozó adatok (felmentés és végkielégítés összege),
- a felmentés indokául szolgáló adat,
- a munkaviszonnyal kapcsolatos azonosító kód.

Az adatkezelés célja a költségvetési támogatási igények jogszerű elbírálása, ellenőrzése, és folyósítása. A kezelt személyes adatokat a támogatási döntést követő 5 év elteltével oly módon kell fizikailag megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

Ez az előirányzat szolgál

- a helyi önkormányzatok és a többcélú kistérségi társulások létszámcsökkentési döntéseivel kapcsolatos egyszeri költségvetési támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes feltételeiről szóló 15/2008. (III. 27.) ÖTM rendelet,
- az előrehozott öregségi nyugdíjjogosultság feltételeivel rendelkező, helyi önkormányzatoknál alkalmazott köztisztviselők felmentéséhez kapcsolódó egyes kifizetések támogatásáról szóló 157/2008. (VI. 10.) Korm. rendelet

alapján 2008. évről áthúzódó – a pályázók által ténylegesen kifizetett – 2009. évre eső kifizetések forrásául.

E jogcímű támogatásból igényelhető a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetések visszatérítése is.

10. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 400,0 millió forint

Igényelhetik a települési önkormányzatok azon magánszemély tulajdonosok támogatására, akiknek a martinsalakból épült – építési és használatbavételi (fennmaradási) engedéllyel rendelkező – lakott lakóépülete a 2002. január 15-éig benyújtott kérelme és a szakértői vélemény szerint helyreállításra, újjáépítésre szorul. Az igényelt támogatást az Önkormányzati Minisztérium Országos Katasztrófavédelmi Főigazgatósága az épületek károsodásának mértékére (kategóriáira) tekintettel sorolja. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes feltételeit az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet határozza meg. Az igényeket – az Önkormányzati Minisztérium Országos Katasztrófavédelmi Főigazgatóság folyósításra vonatkozó kezdeményezésének sorrendjében – a tárgyévben rendelkezésre álló előirányzat mértékéig lehet teljesíteni.

11. A 2008. évi jövedelemdifferenciálódás mérséklésénél beszámítással érintett önkormányzatok támogatása

Előirányzat: 8 200,0 millió forint

Az érintett települési önkormányzatokat – a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény 4. számú melléklet B) III. 7. pontjában foglalt elszámolásnak megfelelően – a 2008. évben a jövedelemdifferenciálódás mérséklésénél véglegezett beszámítási összeg egy része megilleti.

12. Önkormányzatok és jogi személyiségű társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása

Előirányzat: 16 600,0 millió forint

A központi költségvetés támogatást biztosít az Európai Unió támogatásai (a továbbiakban: uniós alapok) iránt – a 2007–2013-as programozási időszakot érintően – benyújtott és nyertes önkormányzati fejlesztési célú pályázatokhoz szükséges saját forráshoz (a továbbiakban: EU Önerő Alap támogatás).

Az EU Önerő Alap támogatás előirányzata a következő célokra használható fel:

1. a korábbi években jóváhagyott EU Önerő Alap támogatás folyósítására, valamint
2. önkormányzati feladatok ellátását segítő, illetve biztosító
   a) egészségügyi fekvő- és járóbeteg-szakellátási,
   b) kulturális,
   c) vízgazdálkodási,
   d) egyes környezetvédelmi
   célú, valamint
   e) az óvodai nevelési, az alapfokú oktatási, szociális- és gyermekjóléti ellátást nyújtó intézmények, továbbá
   f) a helyi közutak, kerékpárutak és közterületek

infrastrukturális fejlesztésekhez szükséges saját forrás kiegészítésére, amely fejlesztések az önkormányzatok, illetve társulásaik vagyongyarapodását eredményezik.

A 2. pont szerinti célokhoz EU Önerő Alap támogatást kizárólag az alábbi helyi önkormányzatok, illetve jogi személyiségű társulásaik igényelhetnek:

a) a külön jogszabály szerinti társadalmi, gazdasági és infrastrukturális szempontból elmaradott települések;

b) a kedvezményezett térségek besorolásáról szóló 311/2007. (XI. 17.) Korm. rendelet (a továbbiakban: kedvezményezett térségekről szóló kormányrendelet) 2. számú mellékletében szereplő kistérségek területén lévő települések;

c) azon önkormányzatok, amelyek 2007. és 2008. években az önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok támogatásában részesültek;

d) a többcélú kistérségi társulások az általuk fenntartott intézmények uniós támogatásból történő fejlesztése esetén, amellyel a kistérségi társulás valamennyi tagja egyetért;

e) a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 16. §-a szerinti jogi személyiségű társulások, amelyek támogatást kizárólag az *a), b)* vagy *c)* pont szerinti feltételeknek megfelelő tagjaik által biztosítani szükséges saját forrás alapján igényelhetnek.

A benyújtott igényekről az önkormányzati miniszter dönt. A döntés az EU Önerő Alap támogatásról a fejlesztés teljes időszakára – előre ütemezetten – történik.

Felhatalmazást kap az önkormányzati miniszter, hogy az EU Önerő Alap támogatás céljainak, igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait – a pénzügyminiszter egyetértésével – 2009. március 1-jéig rendeletben állapítsa meg.

13. Helyi közösségi közlekedés normatív támogatása

Előirányzat: 35 240,0 millió forint

Támogatást igényelhet az az önkormányzat, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a jogszabályokban előírt esetekben a helyi közforgalmú közlekedés lebonyolítására a közszolgáltatási szerződést az önkormányzati, állami és egyéb szolgáltatókkal megkötötte, vagy a tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban: helyi közlekedés).

Támogatásra az önkormányzatok az Európai Közösségek Tanácsának 1191/69/EGK rendelete alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – veszteség (a továbbiakban: veszteség) erejéig pályázhatnak.

A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, illetve településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.

A támogatás igénylésénél az önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben milyen összegű saját forrás átadásával járult hozzá, szolgáltatónként. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.

A Fővárosi Önkormányzat 2009. évi támogatása nem lehet kevesebb a 2008. évinél, de nem haladhatja meg a veszteség mértékét.

Az önkormányzat a támogatást a területén működő, pályázatában szereplő szolgáltatók részére a pályázati döntés szerinti összegben utalja tovább.

A pályázati döntésig az önkormányzat – utólagos elszámolással – előleget vehet igénybe. Az előleg mértéke havonta nem haladhatja meg a tárgyévet megelőző év egy hónapra jutó támogatásának 90%-át. Az előleg iránti igényt a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egységéhez kell benyújtani 2009. január 15-éig, amely azt január 25-éig továbbítja az Önkormányzati Minisztériumnak. Az előleg első két havi összegének folyósítása február 5-éig, ezt követően minden hónap 5-éig történik, amelyet az önkormányzat a szolgáltató(k)nak 8 napon belül továbbít.

Amennyiben az önkormányzat a támogatásra nem nyújt be pályázatot, a jogtalanul igénybevett előleget a folyósítás napjától a visszafizetés napjáig számított – az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64/B. §-ának (2) bekezdése szerinti – kétszeres jegybanki alapkamattal terhelten fizeti vissza.

Ha a folyósított előleg meghaladja az önkormányzatnak megítélt tárgyévi támogatás összegét, a különbözetet a döntéstől számított 8 munkanapon belül vissza kell fizetnie. Ezt követően a visszafizetés napjáig a különbözetet az Áht. 64/B. §-ának (2) bekezdése szerinti kamat terheli.

Felhatalmazást kap a közlekedési, hírközlési és energiaügyi miniszter valamint az önkormányzati miniszter, hogy a támogatás igénylésének, döntési rendjének, folyósításának, felhasználásának, megosztásának, elszámolásának és az önkormányzat szolgáltatóval kötendő támogatási szerződésének, valamint a támogatás alapjául szolgáló indokolt költségek meghatározásának részletes szabályait – a pénzügyminiszterrel egyetértésben – 2009. március 31-éig együttes rendeletben állapítsa meg.

14. Települési önkormányzati belterületi közutak felújításának, korszerűsítésének támogatása

Előirányzat: 8 000,0 millió forint

A települési önkormányzatok a törzsvagyonukba tartozó belterületi közutak kapacitást nem növelő felújítására, korszerűsítésére az e célra fordított forrásaikkal megegyező mértékű támogatást igényelhetnek. A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendeletben meghatározott települések önkormányzatai utak felújítására, korszerűsítésére fordított forrásaik 140%-át igényelhetik támogatásként.

A települési önkormányzatok tulajdonában lévő szilárd burkolatú belterületi utak a 2005. évre szóló Országos Statisztikai Adatgyűjtési Programról szóló 303/2004. (XI. 2.) Korm. rendelet szerinti 1390/03. számú „A helyi közutak adatai" elnevezésű jelentésben meghatározott, 2007. december 31-ei állapotnak megfelelő burkolatterülete arányában – a forgalomsűrűséget kifejező alábbi súlyokkal – számított, régiónkénti előirányzatot e törvény 16. számú melléklete tartalmazza.

Súlyok:

- főutak: főváros 15, megyei jogú város 7,5, egyéb település 5,
- gyűjtőutak: főváros 5, megyei jogú város 2,5, egyéb település 2,
- lakó és kiszolgáló utak: 1.

A támogatás feltételeit, a folyósítás és elszámolás rendjét – ideértve a támogatás szempontjából elismerhető fajlagos felújítási kiadást is – a Kormány e törvény 63. §-ának (3) bekezdése szerinti rendeletben szabályozza.

15. Az érettségi és szakmai vizsgák lebonyolításának támogatása

a) Az érettségi vizsgák megszervezésének támogatása

Előirányzat: 1 000,0 millió forint/év

A támogatást igényelheti a helyi önkormányzat az általa fenntartott középiskolában megszervezett 2009. évi középszintű érettségi vizsgán résztvevők létszáma alapján, az érettségi vizsga megszervezéséhez, az érettségi vizsga vizsgaszabályzatának kiadásáról szóló 100/1997. (VI. 13.) Korm. rendelet alapján.

b) A szakmai vizsgák lebonyolításának támogatása

Előirányzat: 570,0 millió forint/év

A támogatást igényelheti a helyi önkormányzat az általa fenntartott középfokú közoktatási intézményekben szervezett 2009. évi szakmai vizsgák lebonyolításához.

Az *a)–b)* pont szerinti támogatás kizárólag a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 114. §-ában meghatározott ingyenes vizsgák után vehető igénybe.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati miniszter egyetértésével – 2009. március 15-éig rendeletben állapítsa meg.

16. Esélyegyenlőséget, felzárkóztatást segítő támogatások

a) Esélyegyenlőséget szolgáló intézkedések támogatása

Előirányzat: 3 800,0 millió forint/év

A támogatást a helyi önkormányzatok igényelhetik a gyermekek, tanulók esélyegyenlőségét szolgáló foglalkozásokhoz, ellátáshoz a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet 39/D. §-ában, a 39/E. §-ában meghatározott követelmények és az oktatási miniszter által kiadott program szerinti képesség-kibontakoztató felkészítéshez, integrációs felkészítéshez, óvodai fejlesztő programhoz.

b) Pedagógiai szakszolgálat és sajátos nevelési igényű tanulók támogatása

Előirányzat: 803,0 millió forint/év

A támogatást igényelheti a helyi önkormányzat az általa fenntartott intézményekben a különleges gondoskodást igénylő gyermekek, tanulók foglalkoztatásához, ellátásához a következő jogcímeken:

- a nappali rendszerű iskolai oktatásban részt vevő sajátos nevelési igényű gyermekek tanulók neveléséhez, oktatásához, fejlesztéséhez szükséges kispéldányszámú tankönyvek beszerzésére és a tanulók differenciált tankönyvvásárlási támogatásához,
- a szakiskolában a Közokt. tv. 27. §-ának (8) bekezdése szerint, a kerettanterv alapján elkészített helyi tanterv szerint szervezett felzárkóztató oktatáshoz,
- Arany János Szakiskolai Kollégiumi programhoz,
- olyan nem magyar állampolgár tanköteles tanulók oktatásához, akik számára – a Közokt. tv. 110. §-ának (9) bekezdése értelmében – központi pedagógiai program alapján szervezik meg az oktatást,
- a gyermekgyógyüdülőben, egészségügyi intézményben, rehabilitációs intézményben gyógykezelés alatt álló tanulók támogatásához,
- az esélyegyenlőség érvényesülésének közoktatásban történő előmozdítását szolgáló egyes intézkedésekről szóló 2061/2008. (V. 16.) Korm. határozat 3. pontja alapján az iskolapszichológusi hálózat – 2009. szeptemberétől induló – fejlesztésének támogatásához a többcélú kistérségi társulásokban,
- pedagógiai szakszolgálatok szervezéséhez.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az esélyegyenlőséget, felzárkóztatást segítő támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól szóló 9/2008. (III. 29.) OKM rendelet 1–2. §-ai alapján a 2008. évben támogatásban részesülő fenntartók részére a 2008/2009-es nevelési év, tanév feladatainak ellátásához szükséges kiegészítő támogatások folyósításának eljárási rendjét – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati miniszter egyetértésével – 2009. január 15-éig rendeletben állapítsa meg.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az *a)* pontban meghatározott további támogatások, valamint a *b)* pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati miniszter egyetértésével – 2009. március 15-éig rendeletben állapítsa meg.

17. Közoktatás-fejlesztési célok támogatása

a) Szakmai és informatikai fejlesztési feladatok

Előirányzat: 5 000,0 millió forint/év

A támogatást a helyi önkormányzatok az általuk fenntartott közoktatási intézményekben meglévő berendezések, felszerelések, taneszközök korszerűsítésére, informatikai fejlesztésére, működtetéssel összefüggő beszerzésekre igényelhetik.

b) Minőségbiztosítás mérés, értékelés, ellenőrzés támogatása

Előirányzat: 600,0 millió forint/év

A támogatást a helyi önkormányzatok a Közokt. tv.-ben meghatározott minőségbiztosítási mérési, értékelési, ellenőrzési feladatokhoz, továbbá az országos mérések keretében átlag alatti teljesítményt elért iskolák intézményi fejlesztő tevékenységéhez igényelhetik.

c) Teljesítmény motivációs pályázati alap

Előirányzat: 1 100,0 millió forint/év

A támogatást a helyi önkormányzatok igényelhetik, ha az általuk fenntartott óvodák, iskolák, kollégiumok rendelkeznek a Közokt. tv. 40. §-ának (10)–(11) bekezdésében meghatározott minőségirányítási programmal, továbbá a fenntartó rendelkezik a Közokt. tv. 85. §-ának (7) bekezdésében meghatározott önkormányzati minőségirányítási programmal. Feltétel az is, hogy az intézményi minőségirányítási programot a szülői szervezet (közösség) véleményezze, valamint az önkormányzati testület értékelje és ezek alapján a közoktatási intézmény minőségirányítási programjában meghatározott módon pedagógus vagy alkalmazotti teljesítményértékelési rendszert működtessen önértékelési tevékenysége részeként.

A támogatás az engedélyezett intézményi pedagógus létszám alapján igényelhető, a létszámba beleértve a gyermek- és ifjúságfelelősi, valamint szabadidő szervezői létszámot, illetve szakértői és ügyintéző szakértői létszámot is.

A támogatási összeg a Közokt. tv. 118. §-ának (10) bekezdése szerinti kiemelt munkavégzésért megállapítható keresetkiegészítés összegét növeli és ennek keretében történhet a felhasználása. Az elosztásról az intézmény vezetője dönt, azzal a megkötéssel, hogy az egy személynek adható összeg nem lehet kevesebb, mint az egy főre eső támogatás összegének háromszorosa.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az e pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati miniszter egyetértésével – 2009. március 15-éig rendeletben állapítsa meg.

18. Belterületi utak szilárd burkolattal való ellátása

Előirányzat: 2 000,0 millió forint

Az előirányzatból 1200,0 millió forint támogatás a fővárosi kerületek burkolatlan útállományának kerületi hosszúsága arányában jár a 2007. december 31-ei állapotnak megfelelően, amely adatokat a 2006. évre vonatkozó Országos Statisztikai Adatgyűjtési Program módosított és új adatgyűjtéseiről szóló 247/2005. (XI. 14.) Korm. rendelet szerinti 1616/06. számú KSH által készített „Jelentés az önkormányzatok tulajdonában lévő ingatlan vagyonról" (a továbbiakban: Jelentés) tartalmazza. A támogatás a burkolatlan utak szilárd burkolattal való ellátását, a csapadékvíz elvezetését, valamint a burkolás közvetlen előfeltételéül szolgáló mellékgyűjtő és főgyűjtő csatornaszakaszok megépítését célozza. A támogatás elsődlegesen a csatornázott, de burkolatlan utak szilárd burkolattal való ellátására szolgál. Amennyiben az útépítési engedély az út szilárd burkolattal való kiépítését jelzőlámpa építésével engedélyezi, akkor annak költségei is figyelembe vehetők. Ha a jelenleg csatornázott területek szilárd burkolattal történő ellátásánál a támogatás nem kerül teljes egészében felhasználásra, a támogatás a csapadékvíz-elvezető csatorna építésével egyidejűleg (egy beruházásban) megvalósuló útburkolásra fordítható.

Az előirányzatból 400,0 millió forint támogatás a fővárosi kerületek burkolatlan, egyesített rendszerű közcsatornával ellátott útállományának kerületi hosszúságai arányában jár a 2007. december 31-ei állapotnak megfelelően, amely adatokat a Jelentés tartalmazza. A támogatás az egyesített rendszerű közcsatornával ellátott, de burkolatlan utak szilárd burkolattal való ellátását szolgálja.

Az előirányzatból 400,0 millió forint támogatás illeti meg azon – a kedvezményezett térségekről szóló kormányrendelet 2. számú mellékletében meghatározott leghátrányosabb helyzetű kistérségekben lévő – városi önkormányzatokat, amelyeknél az önkormányzati belterületi kiépítetlen utak aránya – a 2006. évre szóló Országos Statisztikai Adatgyűjtési Programról szóló 303/2004. (XI. 2.) Korm. rendelet szerinti 1390/03. számú „A helyi közutak adatai" elnevezésű 2006. december 30-i állapotot tükröző adatgyűjtés szerint – meghaladja a 60%-ot. A támogatás egyenlő mértékben illeti meg az érintett városi önkormányzatokat, és elsősorban a csatornázott, de burkolatlan utak szilárd burkolattal való ellátására szolgál.

Az igénybevett támogatás elszámolása a normatív hozzájárulásokkal azonos eljárás alapján, az e jogcímen a tárgyévben jogszerűen felmerült kiadások figyelembevételével, az önkormányzathoz beérkezett, az önkormányzat által igazolt számlák alapján történik. A támogatás folyósítása négy egyenlő részletben, minden negyedév első hónapjának 25-éig történik.

19. Az alapfokú művészetoktatás támogatása

Előirányzat: 860,0 millió forint/év

A támogatást igényelhetik az alapfokú művészetoktatási intézményeket fenntartó helyi önkormányzatok a közoktatás minőségbiztosításáról és minőségfejlesztéséről szóló 3/2002. (II. 15.) OM rendelet 10–14/F. §-ban meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerzett intézmények működtetésére, fejlesztésére.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2009. március 15-éig rendeletben állapítsa meg.

20. A bölcsődék és közoktatási intézmények infrastrukturális fejlesztése, valamint közösségi buszok beszerzése

Előirányzat: 4 100,0 millió forint

Támogatást igényelhet:

a) a települési önkormányzat, intézményi társulás székhely önkormányzata, továbbá többcélú kistérségi társulás a működési engedéllyel rendelkező bölcsődék infrastrukturális fejlesztésére;

b) a települési önkormányzat, intézményi társulás székhely önkormányzata, továbbá többcélú kistérségi társulás azon alapfokú nevelést, oktatást biztosító intézmények infrastrukturális fejlesztésére, melyek megfelelnek az e törvény 8. számú mellékletének IV. Többcélú kistérségi társulások támogatása jogcím, Kiegészítő szabályok 2.1. pontja szerinti feltételeinek;

c) az e törvény 8. számú mellékletének IV. fejezet 2.2.1. pontja szerinti támogatásban részesülő többcélú kistérségi társulás legalább 15 személy biztonságos szállítására alkalmas közösségi busz beszerzésére.

Az igényelhető maximális támogatás az *a)* és *b)* pont esetében 20,0 millió forint, a *c)* pont esetén 30,0 millió forint.

A *b)* pont szerinti támogatások esetén előnyben részesülnek azon pályázók, melyek – a Ttv. 8., 9. vagy 16. §-a alapján létrejött – intézményi társulás és többcélú kistérségi társulás formájában tartják fenn a közoktatási intézményt.

A *c)* pont szerinti támogatás esetében előnyben részesülnek azon pályázók, melyek a többcélú kistérségi társulás által fenntartott közoktatási intézményébe bejáró gyermekek/tanulók szállítására kívánják használni a beszerzendő közösségi buszt.

Nem nyújtható támogatás annak a pályázónak, aki a pályázatában megjelölt műszaki tartalomra uniós vagy egyéb hazai támogatásban részesül.

Felhatalmazást kap az önkormányzati miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – az oktatási és kulturális miniszter és a pénzügyminiszter véleményének kikérésével – 2009. február 28-áig rendeletben állapítsa meg.

21. Gyermekszegénység elleni program keretében nyári étkeztetés biztosítása

Előirányzat: 2 400,0 millió forint

Az előirányzat a rászoruló gyermekek nyári étkeztetését biztosító települési önkormányzatok feladatellátásának támogatására szolgál. Támogatásra azok a települési önkormányzatok jogosultak, akik vállalják, hogy a nyári időszakban a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek számára étkeztetést biztosítanak.

Felhatalmazást kap a szociális és munkaügyi miniszter, hogy a támogatás elosztásának részletes szabályait – a pénzügyminiszter, valamint az önkormányzati miniszter véleményének kikérésével – 2009. április 15-éig rendeletben állapítsa meg.

22. Belterületi belvízrendezési célok támogatása

Előirányzat: 500,0 millió forint

A támogatást 2008-ban Békés, Csongrád és Jász-Nagykun-Szolnok megye azon városi önkormányzatai igényelhették:

a) ahol a tengerszint feletti átlagmagasság a Földmérési és Távérzékelési Intézet Központi Adat és Térképtárának adatai alapján 85 méternél nem több, és

b) amelyek a kedvezményezett térségekről szóló kormányrendelet 2–3. számú mellékletében szereplő kistérségek területén találhatók.

Az előirányzat a 2008. évben megkötött támogatási szerződések 2009. évi ütemére nyújt fedezetet.

23. Bérpolitikai intézkedések támogatása

Előirányzat: 25 977,5 millió forint

Az előirányzat szolgál a helyi önkormányzatok által fenntartott költségvetési szervek munkavállalói részére – jogszabály alapján – járó külön személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok kifizetésére.

A támogatási igény felméréséről, a folyósítás és az elszámolás rendjéről a Kormány rendeletet ad ki.

24. Az Új Tudás-Műveltség Program keretében a pedagógusok anyagi ösztönzését szolgáló támogatások

A támogatásokat igényelhetik a helyi önkormányzatok az általuk fenntartott közoktatási intézményekben közalkalmazotti jogviszonyban foglalkoztatott pedagógusok differenciált anyagi ösztönzéséhez.

a) Az integrációs rendszerben részt vevő intézményekben dolgozó pedagógusok anyagi támogatása

Előirányzat: 3 720,0 millió forint/év

A támogatást a helyi önkormányzatok igényelhetik az általuk fenntartott közoktatási intézményekben – az engedélyezett intézményi létszámon belül – foglalkoztatott azon közalkalmazottak után, akik a közalkalmazottakról szóló 1992. évi XXXIII. törvény végrehajtásáról a közoktatási intézményekben tárgyú 138/1992. (X. 8.) Korm. rendeletben (a továbbiakban: 138/1992. (X. 8.) Korm. rendelet) meghatározottak szerint a halmozottan hátrányos helyzetű gyermekek óvodai nevelésében, iskolai nevelésében és oktatásában vesznek részt.

b) A sajátos nevelési igényű gyermekekkel foglalkozó gyógypedagógusok támogatása

Előirányzat: 950,0 millió forint/év

A támogatást a helyi önkormányzatok igényelhetik az általuk fenntartott közoktatási intézményekben – az engedélyezett intézményi létszámon belül – foglalkoztatott azon közalkalmazottak után, akik a sajátos nevelési igényű gyermekek óvodai nevelésében, iskolai nevelésében és oktatásában, kollégiumi nevelésében, valamint szakszolgálati ellátásában vesznek részt és a 138/1992. (X. 8.) Korm. rendeletben meghatározottak szerint gyógypedagógiai pótlékra jogosultak.

c) Az osztályfőnöki feladatot ellátók támogatása

Előirányzat: 2 545,0 millió forint/év

A támogatást igényelhetik a helyi önkormányzatok azok után az – általuk fenntartott – iskolákban osztályfőnöki feladatot ellátó közalkalmazottak után, akik a 138/1992. (X. 8.) Korm. rendelet 15. § (1) bekezdés *a)* pontja alapján osztályfőnöki pótlékra jogosultak.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az *a)–c)* pontok alatti támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2009. március 15-éig rendeletben állapítsa meg.

25. Komprehenzív iskola-modellek támogatása

Előirányzat: 271,0 millió forint/év

A támogatást a helyi önkormányzat igényelheti az általa fenntartott egységes iskolai feladatok megszervezéséhez, előkészítéséhez, a megfelelő pedagógiai program kidolgozásához. A támogatás igénybevételének feltétele, hogy a helyi önkormányzat vállalja az egységes, komprehenzív iskola elindítását a 2009/2010. évi tanévtől kezdődően, felmenő rendszerben, a Közokt. tv. 33. §-ának (3) bekezdésében és 48. §-ának (6) bekezdésében foglaltak szerint.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2009. március 15-éig rendeletben állapítsa meg.

26. Iskolai gyakorlati oktatás a szakközépiskola tizenegy-tizenkettedik évfolyamán

Előirányzat: 50,0 millió forint szeptember 1-jétől december 31-éig 4 hónapra

A támogatást a helyi önkormányzat az általa fenntartott szakközépiskolában a tizenegy-tizenkettedik évfolyamon folyó, nappali oktatás munkarendje szerint szervezett pályaorientáció és gyakorlati oktatásban résztvevők után igényelheti, az e törvény 3. számú mellékletének 16.1.1. pontjában meghatározott feltételek fennállása esetén, továbbá akkor, ha az érintett tanulók esetében az iskola pedagógiai programjában meghatározott szakképzési évfolyamok száma az Országos Képzési Jegyzékben előírt évfolyamoknál eggyel kevesebb.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2009. március 15-éig rendeletben állapítsa meg.

27. Óvodáztatási támogatás

Előirányzat: 760,0 millió forint/év

Az óvodáztatási támogatás a rendszeres gyermekvédelmi kedvezményben részesülő gyermek szülőjének jár, akinek óvodáztatási támogatásra való jogosultságát a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény 20/C. §-a és külön kormányrendelet alapján megállapították.

A támogatás igénylése és elszámolása a külön kormányrendeletben meghatározottak szerint történik.

28. Ösztönző támogatás kistelepülések közoktatási feladatainak társulásban történő ellátásához

Előirányzat: 100,0 millió forint

Ezen előirányzatból támogatás igényelhető azon többcélú kistérségi társulások, illetve intézményi társulások által fenntartott közoktatási intézmények működési kiadásaihoz, melyekhez 1500 fő és az alatti lakosságszámú kistelepülési önkormányzat által korábban önállóan fenntartott közoktatási intézmény 2009. szeptember 1-jétől tagintézményként csatlakozik.

Támogatást igényelhet a fenti feltételeknek megfelelő:

a) többcélú kistérségi társulás, és

b) a Ttv. 8., 9. és 16. §-ai szerinti intézményi társulás székhely települési önkormányzata,

amennyiben a létrehozandó közoktatási intézmény új tagintézményében a foglalkozásokat, tanítási órákat a Közokt. tv.-ben meghatározott végzettséggel és szakképzettséggel rendelkező pedagógusok tartják meg.

A támogatás igénybevételének további feltétele, hogy a társulni kívánó 1500 fő és az alatti lakosságszámú kistelepülési önkormányzat intézményének közös fenntartására irányuló – 2008. augusztus 31-éig kezdeményezett – társulási szándékát elutasították.

Felhatalmazást kap az önkormányzati miniszter, hogy az e pontban meghatározott támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az oktatási és kulturális miniszter egyetértésével – 2009. január 31-éig rendeletben állapítsa meg.

29. A szegregált lakókörnyezet felszámolásának támogatása

Előirányzat: 250,0 millió forint/év

A támogatást igényelheti a helyi önkormányzat a szegregált lakókörnyezet felszámolásához. Felhatalmazást kap a szociális miniszter az önkormányzati miniszterrel együtt a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével – 2009. március 15-éig rendeletben állapítsa meg.

30. Sportlétesítmények felújításának támogatása

Előirányzat: 250,0 millió forint/év

A támogatást igényelheti a helyi önkormányzat az általa fenntartott sportlétesítmény felújításához.

Felhatalmazást kap az önkormányzati miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével – 2009. március 15-éig rendeletben állapítsa meg.

Kiegészítő szabály:

A 11. pont szerinti 2008. évi jövedelemdifferenciálódás mérséklésénél beszámítással érintett önkormányzatok támogatásánál, amennyiben az e törvény 49. §-ának (5) bekezdésében foglalt átcsoportosítási lehetőség már kimerült, a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

Az e mellékletben szabályozott költségvetési támogatások igénylési és döntési eljárására – az 1. pont kivételével – nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

6. számú melléklet a 2008. évi CII. törvényhez

A helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások

1. Önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok támogatása

Előirányzat: 13 000,0 millió forint

A működési forráshiányból és az önkormányzati kötelező feladatok alacsony szintű ellátási képességéből eredően az önhibájukon kívül hátrányos helyzetben levő települési önkormányzatok támogatást igényelhetnek az alábbi feltételek szerint.

E támogatást csak azok az önkormányzatok igényelhetik, amelyek a normatívan képződő forrásokon túl a saját források maximális feltárására és a kiadások lehetséges csökkentésére tett intézkedések mellett sem képesek a kötelező önkormányzati feladatok ellátására.

Az önkormányzattól elvárható bevételek és az elismerhető kiadások számításához e törvény alapján a Pénzügyminisztérium részletes módszertani útmutatót (a továbbiakban: útmutató) készít, és arról – a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egységein (a továbbiakban: Igazgatóság) keresztül – az önkormányzatokat tárgyév február 10-éig tájékoztatja.

1.1. Nem igényelhet támogatást ezen a címen az az önkormányzat, amely(nek):

1.1.1. lakosságszáma 1 000 fő alatti és körjegyzőséghez nem tartozik, illetve nem vállalja, hogy legkésőbb 2010. január 1-jei hatállyal körjegyzőséghez fog tartozni, kivéve, ha ez alól a közigazgatási hivatal felmentésével rendelkezik. E támogatás szempontjából körjegyzőségnek tekintendő a társult képviselő-testület hivatala is.

A közigazgatási hivatal a felmentést megadja:

– ha az önkormányzat földrajzi helyzete nem teszi lehetővé, hogy az igazgatási feladatai ellátására körjegyzőséget alakítson, illetve ahhoz csatlakozzon,

– ha az önkormányzat az igazgatási feladatai ellátására más önálló önkormányzati hivatallal rendelkező települési önkormányzattal, önkormányzatokkal kívánt körjegyzőséget létrehozni vagy már működő körjegyzőséghez kívánt csatlakozni, de a közös feladatellátáshoz felkért települési önkormányzat(ok) vagy a már működő körjegyzőséghez tartozó önkormányzatok ezt nem tették számára lehetővé,

1.1.2. a polgármesteri hivatalon túl intézményt nem tart fenn, ide nem értve, ha külön jogszabályok szerint létrehozott társulás(ok)ban vesz részt,

1.1.3. az 1.2.1. és 1.2.2. pontokban meghatározott kapacitás-kihasználtsági feltételeknek nem felel meg, illetve azok teljesítését nem vállalja, kivéve, ha a közigazgatási hivatal felmentésével rendelkezik.

A közigazgatási hivatal a felmentést megadja:

- ha az önkormányzat földrajzi helyzete vagy a közlekedési viszonyok nem teszik lehetővé, hogy társuljon és ezáltal teljesítse az 1.2.1. és 1.2.2. pontokban meghatározott feltételeket,
- ha az önkormányzat az adott feladat ellátására már működő társuláshoz vagy más települési önkormányzat(ok) által ellátott feladathoz, fenntartott intézményhez kívánt csatlakozni, de a társulásban résztvevő, illetve a közös feladatellátáshoz felkért települési önkormányzatok ezt nem tették számára lehetővé,

1.1.4. helyi adó bevezetéséről nem döntött, és ilyen bevételt nem tervez és nem realizál,

1.1.5. a tárgyévi összes felhalmozási célú bevételein túl tervezi a felhalmozási célú kiadásait. Felhalmozási célú bevételként a felhalmozási célra kapott támogatás vagy támogatás értékű bevétel, az államháztartáson kívülről átvett pénzeszköz, az e törvény 3. számú mellékletének 7. pont szerinti jogcíme alapján a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzat feladataihoz történő hozzájárulás 100%-a, a magánszemélyek által befizetett építményadó és telekadó, valamint a luxusadó 20%-a, továbbá az önkormányzat döntése alapján a magánszemélyek kommunális adójának 100%-a, az önkormányzat felhalmozási és tőke jellegű bevételei, a pénzmaradvány felhalmozási célú része, a felhalmozási kiadások általános forgalmi adó tartalmának visszatérített összege, valamint a felhalmozási célra felvett hitel, kibocsátott kötvény vehető figyelembe. Felhalmozási kiadás forrásaként figyelembe vehető továbbá az önkormányzat 2009. évi személyi jövedelemadó vagy normatív hozzájárulás bevételéből a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény (a továbbiakban: 2007. évi költségvetési törvény) 3. számú melléklete 10. pontja szerinti – a lakáshoz jutás feladatai – jogcímen az önkormányzatot megillető 2007. évi normatív hozzájárulás 100%-ával megegyező összeg is,

1.1.6. kötelező könyvvizsgálat esetén a tárgyévet megelőző évi zárszámadását a könyvvizsgáló elutasító záradékkal látta el,

1.1.7. működési forráshiányának az igénybejelentésben szerepeltetett összege nulla, vagy ennél kisebb érték.

1.2. Kapacitás-kihasználtsági feltételek:

Az önkormányzat által fenntartott óvoda és alapfokú oktatási intézmények intézményenként, ezen belül az általános iskolákban évfolyam-csoportonként számított kihasználtsága a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 3. számú melléklete I. Létszámhatárok cím alatti csoport, illetve osztály átlaglétszáma (a továbbiakban: elvárt csoport, illetve osztály átlaglétszám)

1.2.1. a 2008/2009. nevelési-, illetve tanévben érje el a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény (a továbbiakban: 2008. évi költségvetési törvény) 6. számú melléklete 1.2.2. pontjában a 2008/2009. tanévre meghatározottakat.

1.2.2. a 2009/2010. nevelési-, illetve tanévben érje el:

a) a többcélú kistérségi társulás közoktatási feladatellátásában résztvevő önkormányzat esetében e törvény 8. számú mellékletének IV. pontja szerinti többcélú kistérségi társulások támogatása jogcím igénybevételéhez vállalt, a Kiegészítő szabályok 2.1–2.2. pontjában meghatározottakat, a Kiegészítő szabályok 2.3. pontjában meghatározottak szerint.

b) a többcélú kistérségi társulás közoktatási feladatellátásában részt nem vevő település esetében – a *c)* pont szerinti települések kivételével –

ba) óvodai csoport(ok)ban valamennyi nevelési évben, illetve alapfokú oktatási intézmények 1–3. és 5–7. évfolyamain (hat évfolyamos gimnáziumi oktatás esetén a 7–8. évfolyamon) együttesen az elvárt csoport, illetve osztály átlaglétszámának a 75%-át, és

bb) alapfokú oktatási intézmények 4. és 8. évfolyamain

- a 3 000 fő, vagy az alatti lakosságszámú települések tekintetében az elvárt csoport, illetve osztály átlaglétszámának az 50%-át,
- a 3 000 fő feletti lakosságszámú települések tekintetében az elvárt csoport, illetve osztály átlaglétszámának a 70%-át.

c) A többcélú kistérségi társulás közoktatási feladatellátásában részt nem vevő település esetében tagintézményként működő alapfokú oktatási intézmény kihasználtsága érje el:

ca) az 5–7. évfolyamokon (hat évfolyamos gimnáziumi oktatás esetén a 7–8. évfolyamon) együttesen az elvárt osztály átlaglétszámának a 75%-át, és

cb) a 8. évfolyamon a *bb)* pontban meghatározottakat.

Az 1.2.1. pont esetében a 2008. évi költségvetési törvény 6. számú melléklete 1.2.2. *b)* és *c)* pontjai, valamint a jelen melléklet 1.2.2. *b)* és *c)* pontjai szerinti számításnál a nemzeti és etnikai kisebbségek számára, továbbá a gyógypedagógiai nevelés, oktatás céljából létrehozott, szervezett csoport, illetve osztály létszámát figyelmen kívül kell hagyni. A sajátos nevelési igényű vagy beilleszkedési, tanulási, magatartási nehézségekkel küzdő gyermeket/tanulót, ha a többi gyermekkel/tanulóval együtt vesz részt az óvodai nevelésben, illetve az általános iskolai oktatásban, a Közokt. tv. 3. számú mellékletének II. 3. pontjára tekintettel kell figyelembe venni.

1.2.3. A támogatás teljes összegére jogosult az önkormányzat abban az esetben, ha a 2008/2009. nevelési-, illetve tanévben nem felel meg az 1.2.1. pont szerinti feltételnek, de vállalja, hogy az 1.2.2. pont szerinti feltételeket a 2009/2010. nevelési-, illetve tanévben teljesíti.

1.2.4. A támogatás időarányos, 8 havi részére jogosult az az önkormányzat, amely a 2008/2009. nevelési-, illetve tanévben megfelel az 1.2.1. pont szerinti feltételnek, de a 2009/2010. nevelési-, illetve tanévben nem vállalja, illetve nem teljesíti az 1.2.2. pont szerinti feltételeket.

1.3. A forráshiány összegének megállapításánál a kötelező önkormányzati feladatok – az Országos Egészségbiztosítási Pénztár által finanszírozott feladatok (a továbbiakban: OEP finanszírozási kör) nélküli – tárgyévet megelőző év tényleges működési kiadásait a tárgyévre vonatkozó költségvetési törvényből fakadó kötelezettséggel növelten lehet figyelembe venni. Az OEP finanszírozási kör tárgyévet megelőző év kiadása alatt a következő forrásokból teljesített kiadások értendők: egészségügyi működési célra OEP-től és egyéb szervektől átvett pénzeszköz, a gyógyító-megelőző feladatellátás saját működési bevétele, az ilyen célú előző évi maradvány-felhasználás.

1.3.1. A működési kiadás számításánál – az útmutató módszertana szerint – e törvény előirányzatait megalapozó paramétereket lehet figyelembe venni. Ezen belül

1.3.1.1. a személyi juttatásoknál a 2008. évben kifizetett tizenharmadik havi illetmény összegével – az útmutató módszertana szerint – korrigált összeg vehető számításba,

1.3.1.2. a dologi kiadásokon belül a villamosenergia-szolgáltatás díj jogcímen a villamosenergia 2008. évközi áremelés hatása – az útmutató módszertana szerint – éves szintre számított összegének és a további dologi kiadások, valamint az önkormányzat helyi rendeletében megállapított – útmutató módszertana szerint számított – egyéb rászorultságtól függő pénzbeli és természetbeni szociális juttatások 2008. évi teljesített összegének 3,4%-os növekménye vehető figyelembe,

1.3.1.3. a szociális étkeztetésnél, a házi segítségnyújtásnál, a közcélú munka-végzésnél és a pénzbeli szociális juttatásoknál az e törvény 3. számú melléklet szerinti normatív hozzájárulások együttes előirányzatának és a 2008. évi költségvetési törvény 3. számú melléklet szerinti előirányzatok együttes teljesítésének pozitív különbözetét lehet növekményként – az útmutató módszertana szerint – figyelembe venni, azzal, hogy a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény és a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény alapján kötelező pénzbeli juttatások esetén az ellátotti létszám változása az önkormányzat által 2008. évben egy ellátottra fordított saját forrás összegével vehető számításba,

1.3.1.4. a köz- és magánszféra együttműködése (a továbbiakban: PPP) keretében megvalósult létesítmények esetében – ha a XI. Önkormányzati Minisztérium fejezetből 2009. évben költségvetési támogatásban részesülnek – a működési kiadások körében – a szolgáltatási szerződés hatálya időszakában – kizárólag az önkormányzat által fizetendő szolgáltatási díjból az üzemeltetéshez kapcsolódó fizetési kötelezettség 25%-a vehető figyelembe. Az üzemeltetési célú hozzájárulás-rész arányát az önkormányzati szolgáltatási díjban és a költségvetési hozzájárulásban egyenlőnek kell tekinteni. Egyéb esetben a PPP keretei között megvalósult fejlesztéshez kapcsolódó működési kiadások nem vehetők számításba.

1.3.2. A személyi juttatások számításánál

1.3.2.1. a főállású polgármester, alpolgármester illetményét és a társadalmi megbízatású polgármester, alpolgármester havi tiszteletdíját

- azon települési önkormányzatnál, ahol a lakosságszám 350 fő vagy az alatti, a 2008. évben hatályos köztisztviselői illetményalap két- és félszeresével megegyezően,
- azon települési önkormányzatnál, ahol a lakosságszám 351–750 fő közötti, a 2008. évben hatályos köztisztviselői illetményalap három- és félszeresével megegyezően,
- a 750 fő feletti lakosságszámú település önkormányzata, vagy a 750 fő vagy az alatti főállású polgármestert foglalkoztató és 2009. január 1-jén legalább három községet magában foglaló körjegyzőségi székhelyként működő települési önkormányzat esetében a 2008. évben hatályos köztisztviselő illetményalappal a polgármesteri tisztség ellátásának egyes kérdéseiről és az önkormányzati képviselők tiszteletdíjáról szóló 1994. évi LXIV. törvény (a továbbiakban: Pttv.) 3. és 4. §-a alapján számított minimum összegben

lehet figyelembe venni.

1.3.2.2. a polgármester, alpolgármester költségtérítése a Pttv. 18. §-a szerinti minimum összegben kerül figyelembevételre, legfeljebb a 2008. évben ténylegesen kifizetett költségtérítés összegének erejéig,

1.3.2.3. az önkormányzati képviselők tiszteletdíja a tárgyévben hatályos köztisztviselői illetményalap és a Pttv. 15. §-a szerinti minimum szorzószámok, és a költségtérítésük az útmutató módszertana szerint meghatározott összegben kerül figyelembevételre, legfeljebb a 2008. évben ténylegesen kifizetett tiszteletdíj és költségtérítés együttes összegének erejéig,

1.3.2.4. a nem rendszeres személyi juttatások számításánál legfeljebb az egy havi illetmény 25%-ának megfelelő jutalom összege kerül figyelembevételre.

1.3.3. A forráshiány számításánál az önkormányzat elvárható bevételeit – az OEP finanszírozási kör nélkül – az e törvényben meghatározott központi költségvetési kapcsolatokból származó működési célú forrásai, ideértve a 2008. évi költségvetési törvény 4. számú melléklete B) III. 8. pontja szerint a 2008. évi jövedelemdifferenciálódás mérséklésének elszámolásakor megmaradó összegből az önkormányzatot megillető összeget is, az intézményi működési bevételek, az önkormányzatok sajátos működési bevételei, a támogatásértékű működési bevételek és az államháztartáson kívülről átvett működési célú pénzeszközök, a működési célú kölcsönökből és értékpapírokból származó bevételek, továbbá a kötelezettségvállalás nélküli működési célú pénzmaradvány és a felhalmozási bevételből működésre tervezett összeg képezi. Amennyiben az intézményi működési és önkormányzati sajátos működési bevételeknek az útmutató módszertana szerint korrigált összege az előző évi teljesítéshez képest nem növekszik legalább a tárgyévre prognosztizált infláció mértékével, a különbözet csökkenti, valamint ha az önkormányzatok – előzőek szerint figyelembe vett – sajátos működési bevételein belül a tervezett iparűzési adó nem éri el a számított iparűzési adóerő-képességet, e különbözet szintén csökkenti a számított forráshiányt.

1.3.4. A forráshiány számítása során a támogatásértékű működési bevételek és kiadások, valamint az államháztartáson kívülről származó működési célú átvett és átadott pénzeszközök egyenlege az útmutató módszertana szerint számított növekménnyel együtt kerül figyelembevételre.

1.3.5. A pénzmaradvány igazolt kötelezettségeken felüli összege csökkenti a számított forráshiányt. Az előző évi pénzmaradvány megállapítását és felhasználását tételesen be kell mutatni. A pénzmaradványra vonatkozó 1.3.6.3. pont szerinti korrekciót a 2007. évi költségvetési törvény 6. számú melléklet 1.11.1.1. pontjában szereplő kötvénykibocsátásból származó, a 2008. évi e kiegészítő támogatásnál csökkentő tényezőként figyelembe nem vett maradvány felhasználására kell alkalmazni.

1.3.6. A kiegészítő támogatás összegét csökkenti:

1.3.6.1. az e törvény 3. számú mellékletének 16.6.1. és 16.6.2. pont szerinti, valamint a 16.6.1. pont szerinti jogcímnél figyelembe vett gyermekek, tanulók létszáma után – a 3. számú melléklet kiegészítő szabályainak 10. *a)* pontjában meghatározottak figyelembevételével – a 15. pont szerinti jogcímen szereplő normatív hozzájárulások kivételével számított tárgyévi normatív hozzájárulás és az átengedett személyi jövedelemadó, valamint az iparűzési adóerő-képesség együttes összegének 2%-a,

1.3.6.2. az elsőfokú építésügyi hatóságok kijelöléséről szóló jogszabály szerinti elsőfokú építésügyi hatósági hatáskört gyakorló jegyzőt foglalkoztató nem körzetközpont települési önkormányzatoknál az építésügyi hatósági feladatokhoz kapcsolódó – az útmutató módszertana szerinti – forráshiány összege,

1.3.6.3. továbbá a 2007. évi költségvetési törvény 6. számú melléklete 1.11.1. pontjában, valamint a 2008. évi költségvetési törvény 6. számú melléklete 1.11.1. pontjában 2009. évre meghatározottak.

1.3.7. Az előző években felvett működési hitel tárgyévi visszafizetési kötelezettsége a számított forráshiánynak nem része.

1.3.8. Amennyiben az önkormányzat egy lakosra jutó tárgyévet megelőző évi teljesített működési kiadásainak összege a 2007. évi teljesített működési kiadásoknak az 5%-kal növelt országos, településkategóriánkénti egy lakosra jutó – a helyi kötelező feladatok megjelenítését eredményező, útmutató módszertana szerinti korrekciókkal és a legalacsonyabb és legmagasabb működési kiadást teljesítő önkormányzatok 3%-a figyelmen kívül hagyásával – számított átlagának 110%-át meghaladja, illetve nem éri el annak 90%-át, akkor a forráshiány összege csökken, illetve nő. A számítást az OEP finanszírozási kör nélkül kell elvégezni. Egy adott önkormányzat szempontjából a településkategória átlaga az önkormányzat lakosságszáma alapján, a kategória intervallumának közepétől való elhelyezkedése figyelembevételével kerül – az útmutató módszertana szerint – meghatározásra. A számításnál a megyei önkormányzat feladatkörébe tartozó feladat ellátását végző intézményeket fenntartó városi önkormányzatok külön kategóriát alkotnak.

1.3.9. Az 1.3.8. pontban foglalt átlagtól való eltérés számításakor – legfeljebb az országos településkategória 100%-os mértékének megfelelő szintig – az önkormányzat 2008. évi kiadását csökkenti:

1.3.9.1. a közmunka és közhasznú foglalkoztatás erre a célra kapott támogatásértékű működési bevételt, az államháztartáson kívülről származó működési célú átvett pénzeszközt és működési bevételt meghaladó személyi kiadása és annak munkaadókat terhelő járuléka,

1.3.9.2. a határátkelőhelyek, kompok, révek fenntartásához kapcsolódó működési célú állami támogatáson és a tevékenységhez kapcsolódó működési bevételeken felüli kiadása,

1.3.9.3. továbbá a 2007. évi költségvetési törvény 6. számú melléklete 1.11.2. pontjában, valamint a 2008. évi költségvetési törvény 6. számú melléklete 1.11.2. pontjában 2009. évre meghatározottak.

1.3.10. Az előző pontokban foglalt korrekciókkal számított támogatás nem lehet több az önkormányzat költségvetési rendeletében elfogadott működési célú hitel előirányzatának összegénél.

1.3.11. Amennyiben az előző pontokban foglalt korrekciókkal számított forráshiány összege az 50 000 forintot nem éri el, az önkormányzat részére 50 000 forint támogatás kerül megállapításra.

1.4. Az önkormányzatok igényüket a Pénzügyminisztériumhoz az Igazgatóságokon keresztül nyújthatják be 2 példányban. Az Igazgatóságokhoz való beérkezés időpontja április 24. és szeptember 30.

Az igénylést a következő dokumentumokkal együtt kell megküldeni (a tárgyév első félévére vonatkozó dokumentumok csak a második határidőre szükségesek):

- a tárgyévet megelőző év költségvetésének végrehajtásáról, pénzmaradványának megállapításáról és tételes felhasználásáról, a tárgyévi költségvetésről, és a tárgyévi első félévi beszámolóról szóló képviselő-testületi (közgyűlési) előterjesztés, rendelet, illetőleg határozat, könyvvizsgálói jelentés,
- a képviselő-testület (közgyűlés) nyilatkozata az 1.1.1–1.1.4., 1.1.6., valamint az 1.2. és 1.3.6.3. pontokban foglaltak igazolásáról, illetve vállalásáról.

A Pénzügyminisztérium ütemezésének megfelelően az Igazgatóságok az igénybenyújtásra vonatkozó határidőket követően – legkésőbb 30 napon belül – a rendelkezésre álló dokumentumok és a helyi ismereteik alapján rövid szöveges és számszaki elemzést készítenek a figyelembe vehető forráshiányról. Az igényléseket és azok mellékleteit önkormányzatonként egy példányban küldik meg a Pénzügyminisztérium részére.

Az igénylések döntés-előkészítése során – indokolt esetben – a Pénzügyminisztérium további információkat kérhet az önkormányzatoktól vagy az Igazgatóságtól.

1.5. A támogatásokról a pénzügyminiszter július 15-éig, illetve november 30-áig dönt. A támogatások önkormányzatonkénti összegét – évente két alkalommal – a Magyar Közlönyben, illetve a Pénzügyminisztérium honlapján kell közzé tenni.

1.6. Az önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok a tárgyévben megillető kiegészítő állami támogatás összegének terhére – utólagos elszámolási kötelezettség mellett – finanszírozási előleget vehetnek igénybe. Az előleg igénylésére az önkormányzat elfogadott költségvetési rendelete alapján, annak elfogadási időpontjához igazodóan február 5-éig, illetve március 5-éig van lehetőség.

1.6.1. A jogosan igénybe vehető előleg összege:

- ha az előző évben is forráshiányos volt az önkormányzat, nem lehet több, mint a tárgyévet megelőző évben a részére folyósított kiegészítő támogatás összegének 70%-a,
- ha az előző évben ezen a címen nem részesült támogatásban az önkormányzat, nem haladhatja meg az elfogadott költségvetési rendeletében meghatározott működési célú hitel 50%-át.

1.6.2. Az előleg-igénylésre irányuló kérelmeket az Önkormányzati Minisztériumnak címezve az Igazgatósághoz kell benyújtani. Az előleg átutalása az első hét hónap során havonta időarányosan, a nettó finanszírozás keretében történik a kiegészítő támogatás terhére.

1.6.3. Amennyiben az első alkalommal megállapított kiegészítő támogatás összege kisebb, mint az igényelt előleg, akkor a jogtalanul igénybe vett előleg különbözetet – az előleg folyósításától a támogatás folyósításának megkezdéséig számított, a költségvetési évet megelőző év átlagos jegybanki alapkamata kétszeresével növelten – a nettó finanszírozásba tartozó források terhére kell elszámolni.

1.6.4. Az igénybe vett előlegről az önkormányzatok tárgyév május 31-éig mondhatnak le írásban. A lemondást az Önkormányzati Minisztériumnak kell címezni, és az Igazgatósághoz kell benyújtani. Az előleg folyósításától a lemondás időpontjáig igénybe vett előleget a költségvetési évet megelőző év átlagos jegybanki alapkamata kétszeresével növelten a nettó finanszírozás keretében kell elszámolni. Az önkormányzat részletfizetés iránti kérelmet nyújthat be a kincstár elnökének a lemondásra került előleg és annak kamata összegére az Áht. 64/D. § (12) bekezdése szerint, azzal az eltéréssel, hogy a kérelmező részére a – nettó finanszírozás keretében történő – részletfizetés legfeljebb a tárgyév végéig engedélyezhető.

1.6.5. Amennyiben az önkormányzat április 24-éig nem igényel kiegészítő támogatást és az előlegről nem mondott le, akkor az igényelt előleg folyósítását az Igazgatóság értesítése alapján az Önkormányzati Minisztérium május hónaptól megszünteti. A már jogtalanul igénybe vett előleg elszámolása az 1.6.3. pont alapján történik, azzal, hogy a kamatot az előleg folyósításától május 20-áig kell számítani.

1.7. Az első alkalommal megállapított támogatás átutalására – a nettó finanszírozás keretében – a közzététel hónapjáig időarányosan járó támogatásra szólóan – az előleggel korrigálva – egy összegben, a további részre vonatkozóan havi ütemezésben kerül sor. A szeptember 30-áig benyújtott igénylés alapján megállapított kiegészítő támogatás átutalása a közzétételt követően, soron kívül történik.

1.8. A támogatott önkormányzat a jóváhagyott támogatásról év végén az útmutató szerint elszámol. Az elszámolás során az önkormányzat bemutatja az igénybejelentés alapjául szolgáló feltételrendszer és a nyilatkozatában vállalt kötelezettségei teljesülését, valamint az 1.8.2.–1.8.6. pontokban foglaltakat.

1.8.1. Amennyiben az elszámolás során az önkormányzat az 1.1.1.–1.1.4. és 1.2. pontok szerinti valamely feltételt, illetve annak vállalását nem teljesíti, akkor a jogtalanul igénybe vett teljes támogatást köteles visszafizetni. Az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64/B. §-ának (2) bekezdésében foglaltak szerinti kamattal együtt.

1.8.2. Amennyiben az önkormányzat az 1.1.5. pont szerinti egyensúlyi feltételnek a teljesített bevételek és kiadások számbavétele alapján nem felel meg, akkor a teljesített felhalmozási bevételeket meghaladó felhalmozási kiadások összegével megegyező jogtalanul igénybe vett kiegészítő támogatást vissza kell fizetnie.

1.8.3. Amennyiben az önkormányzat tárgyévben teljesített működési célú intézményi bevételei és önkormányzati sajátos – személyi jövedelemadó nélküli – működési bevételei együttesen meghaladják a támogatásnál e jogcímeken figyelembe vett működési bevételeket, akkor

– a figyelembe vett működési célú intézményi bevétel 20%-át meghaladó többletbevétel 20%-ának összegével és
– az önkormányzati sajátos – személyi jövedelemadó nélküli – működési bevétel 10%-át meghaladó többletbevétel összegével

megegyező támogatást a központi költségvetés javára vissza kell fizetnie.

1.8.4. Az elszámolás során visszafizetendő a központi költségvetés javára a kiegészítő támogatásnál figyelembe nem vett normatív hozzájárulás és az iparűzési adóerő-képességhez kapcsolódó jövedelemkülönbség mérséklését szolgáló támogatás évközi és év végi pótlólagos igénylésének évközi és év végi visszafizetési kötelezettséget meghaladó összegével megegyező – az útmutató módszertana szerinti – támogatás, a kötelező feladat-ellátási körben eddig el nem látott új feladathoz kapcsolódó normatív hozzájárulás kivételével.

1.8.4.1. Nem kell visszafizetni a vállalkozói önrevízió miatt keletkezett és 2008. évi visszafizetéssel teljesített iparűzési adóerő-képességhez kapcsolódó támogatás – útmutató módszertana szerint számított – összegét.

1.8.5. Az elszámolás során visszafizetendő az 1 500 fő vagy az alatti lakosságszámú önkormányzat esetében a többcélú kistérségi társulások támogatása keretében ösztönzött feladatokhoz, intézmény(ek)hez kapcsolódó forráshiány – útmutató módszertana szerint számított – időarányos összege, amennyiben az önkormányzat a 2007. évi költségvetési törvény 6. számú melléklete 1.11.1.2. pontjában foglaltakat nem teljesítette, kivéve, ha ez a támogatás megállapításánál már figyelembevételre került.

1.8.6. Az 1.8.2.–1.8.5. pontokban foglalt visszafizetési kötelezettség együttes összege nem haladhatja meg az e jogcímen kapott kiegészítő támogatás összegét. A jogtalan igénybevételt az Áht. 64/B. §-ának (2) bekezdésében foglalt kamatfizetési kötelezettség terheli az év végi elszámolás, illetve az Igazgatóság Áht. 64/D. §-a szerinti felülvizsgálata során megállapított, az önkormányzatot pótlólagosan megillető normatív hozzájárulás, illetve jövedelemkülönbség mérséklési támogatás miatti visszafizetési kötelezettség összegének kivételével. A jogtalan igénybevétel kezdő napja 2009. év december 31.

1.8.7. A lakosságszámra és a korcsoportokba tartozókra a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait a 2008. január 1-jei állapot szerint, az 1.3.8. pont szerinti számításnál a települési önkormányzatok közigazgatási státuszát a 2008. december 31-ei állapot szerint kell figyelembe venni. Amennyiben az önkormányzat lakosságszáma 2008. január 1-jén 1000 fő vagy az alatti, de 2009. január 1-jén 1000 fő feletti, akkor az 1.1.1. pont vonatkozásában a 2009. január 1-jei állapot az irányadó.

1.9. A pénzügyminiszter az előirányzat felhasználásáról az Országgyűlés Önkormányzati és Területfejlesztési Bizottságát a tárgyévet követő év február 28-áig tájékoztatja.

1.10. Az előirányzat teljesülése külön szabályozás nélkül is eltérhet az előirányzattól, amennyiben a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet átcsoportosítási szabályaira vonatkozó rendelkezések – e törvény 16. §-ának (2) bekezdése és 49. §-ának (5) bekezdése – lehetőségei kimerültek.

2. Állami támogatás a tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatására, az adósságrendezés alatt működési célra igényelhető támogatásra, valamint a pénzügyi gondnok díjára

Előirányzat: 100,0 millió forint

2.1. Visszterhes kamattámogatás iránti kérelmet nyújthat be az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló 1996. évi XXV. törvényben szabályozott eljárás keretében az egyezséget pénzintézeti hitellel teremtette meg. A támogatás feltételeit az önkormányzati miniszter és a támogatott önkormányzat közötti megállapodásban kell rögzíteni.

2.2. Az adósságrendezés megindítását követően, az adósságrendezési eljárás időtartama alatt a forráshiányból eredő jelentős ellátóképesség-csökkenés és az e törvény 6. számú mellékletének 1. pontjában foglalt feltételek fennállása esetén a helyi önkormányzat támogatást igényelhet. E támogatást csak az a helyi önkormányzat igényelheti, amely a források maximális feltárására és a kiadások lehetséges csökkentésére tett intézkedések mellett sem képes a válságköltségvetésben vagy a működési válságtervben foglalt feladatok ellátására. Amennyiben az önkormányzat adott költségvetési évben az e törvény 6. számú mellékletének 1. pontjában szabályozott támogatásban már részesült, úgy e jogcímen támogatást nem igényelhet.

2.3. A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnokok díjához állami támogatás vehető igénybe.

A pénzügyi gondnokok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – az Önkormányzati Minisztérium intézkedik a helyi önkormányzatok adósságrendezési eljárásáról szóló 1996. évi XXV. törvény végrehajtásának egyes kérdéseiről szóló 95/1996. (VII. 4.) Korm. rendelet 9. §-a alapján.

A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3 000 ezer forint.

3. A működésképtelen helyi önkormányzatok egyéb támogatása

Előirányzat: 1 400,0 millió forint

Azoknak a települési önkormányzatoknak, amelyek működőképessége az 1. pont alapján igénybe vehető támogatások mellett nem biztosítható, továbbá a megyei önkormányzatoknak az önkormányzati miniszter visszatérítendő, vagy vissza nem térítendő támogatást adhat, melyet célhoz, feladathoz is köthet. A támogatás az 1. pont szerinti támogatással el nem ismert, az önkormányzatok kötelező feladataival összefüggő működési kiadásokhoz igényelhető. Az igényelhető támogatás összege nem haladhatja meg az önkormányzat költségvetési rendeletében elfogadott működési célú éven belüli hitelek összegének 1. pont szerinti támogatással csökkentett összegét. A támogatás megítélésénél kiemelten figyelembevételre kerül a működési célra igénybe vett hitel nagysága.

Nem lehet támogatást igényelni a gazdaságtalan feladatszervezésből, a működési kiadások elismerhetőnél nagyobb mértékéből adódó működési hiány finanszírozásához. Így – többek között – nem támogatható:

- a feladatellátáshoz képest kiugró létszám és személyi juttatás,
- külön is a képviselő-testület/közgyűlés, illetve az önkormányzati hivatal személyi és dologi jellegű kiadásainak indokolatlan mértéke, valamint
- az önként vállalt feladatok és/vagy az ezekhez kapcsolódó átadott pénzeszközök és a támogatásértékű kiadások.

A támogatás igényléséhez és felhasználásához az Önkormányzati Minisztérium tárgyév február 10-éig részletes útmutatót készít, és arról – az Igazgatóságokon keresztül – a helyi önkormányzatokat tájékoztatja.

Az önkormányzati miniszter az előirányzat felhasználásáról az Országgyűlés Önkormányzati és Területfejlesztési Bizottságát a tárgyévet követő év február 28-áig tájékoztatja.

Kiegészítő szabály:

Az e mellékletben szabályozott költségvetési támogatások igénylési és döntési eljárására nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

7. számú melléklet a 2008. évi CII. törvényhez

A helyi önkormányzatok színházi támogatása

A helyi önkormányzatok színházi támogatási előirányzata összesen 13 870,1 millió forint.

Ebből:

a) Kőszínházak működtetési hozzájárulása

ELŐIRÁNYZAT: 9 518,3 millió forint

Költségvetési szervként állandó, vagy alkalmi társulattal új produkciókat létrehozó, folyamatosan játszó kőszínházat fenntartó, vagy ilyen színházat 2007. július 1-je előtt alapított közhasznú társaság vagy azt követően non-profit gazdasági társaság tagjaként tulajdonló, azt költségvetési rendeletében külön címrend alatt támogató helyi önkormányzatokat működtetési hozzájárulás illeti meg az alábbiak szerint:

Millió forint

Helyi önkormányzatok	Működtetési hozzájárulás
Békés Megyei Önkormányzat (Jókai Színház)	265,6
Budaörs Város Önkormányzata (Budaörsi Játékszín)	58,3
Budapest V. kerület Önkormányzata (Komédium Színház Kht.)	28,0
Budapest VIII. kerület Önkormányzata (Bárka Színház Kht.)	195,1
Budapest IX. kerület Önkormányzata (FMK Pinceszínháza)	42,3
Budapest Főváros Önkormányzata (Budapest Bábszínház, Budapesti Operettszínház, József Attila Színház Kht., Katona József Színház, Kolibri Gyermek- és Ifjúsági Színház, Madách Színház Kht., Mikroszkóp Színpad Kht., Radnóti Színház, Thália Színház Kht., Trafó Kht., Új Színház Kht., Centrál Színház Kht., Vígszínház)	3 614,4
Debrecen Megyei Jogú Város Önkormányzata (Csokonai Színház)	447,8
Dunaújváros Megyei Jogú Város Önkormányzata (Bartók Kamaraszínház)	98,4
Győr Megyei Jogú Város Önkormányzata (Nemzeti Színház, Győri Balett)	539,6
Heves Megyei Önkormányzat (Gárdonyi Géza Színház)	254,8
Kaposvár Megyei Jogú Város Önkormányzata (Csiky Gergely Színház)	291,8
Kecskemét Megyei Jogú Város Önkormányzata (Katona József Színház)	255,8
Miskolc Megyei Jogú Város Önkormányzata (Nemzeti Színház)	422,4
Pécs Megyei Jogú Város Önkormányzata (Nemzeti Színház, Harmadik Színház)	412,8
Sopron Megyei Jogú Város Önkormányzata (Petőfi Színház)	247,8
Szabolcs-Szatmár-Bereg Megyei Önkormányzat (Móricz Zsigmond Színház)	255,7
Szeged Megyei Jogú Város Önkormányzata (Nemzeti Színház)	574,9
Székesfehérvár Megyei Jogú Város Önkormányzata (Vörösmarty Színház)	286,2
Szolnok Megyei Jogú Város Önkormányzata (Szigligeti Színház)	309,1
Szombathely Megyei Jogú Város Önkormányzata (Weöres Sándor Színház)	194,8
Tatabánya Megyei Jogú Város Önkormányzata (Jászai Mari Színház)	151,3
Tolna Megyei Önkormányzat (Deutsche Bühne Ungarn*)	67,9
Veszprém Megyei Önkormányzat (Petőfi Színház)	253,8
Zalaegerszeg Megyei Jogú Város Önkormányzata (Hevesi Sándor Színház)	249,7
Összesen:	9 518,3

* Amennyiben a Tolna Megyei Önkormányzat fenntartásában működő Deutsche Bühne a Magyarországi Németek Országos Önkormányzata fenntartásába kerül át, úgy a támogatási előirányzat időarányos része átcsoportosul az I. Országgyűlés fejezet 16. Országos kisebbségi önkormányzatok támogatása cím 4. Magyarországi Németek Országos Önkormányzata alcím előirányzatába.

Abban az esetben is jár a hozzájárulás, ha a helyi önkormányzat 2009. év közben a táblázatban szereplő, működtetési hozzájárulásban részesülő kőszínházát működtető költségvetési szervet, közhasznú társaságot, vagy non-profit gazdasági társaságot megszünteti és ezeket – közszolgáltatási szerződés alapján – közhasznú szervezet, vagy gazdasági társaság működteti tovább, de tevékenységét az önkormányzat a költségvetési rendeletében meghatározott hozzájárulással támogatja.

b) Művészeti tevékenység kiadásaihoz való hozzájárulás

ELŐIRÁNYZAT: 1 700,0 millió forint

Az *a)* pontban szereplő helyi önkormányzatokat – az ott felsorolt színházak művészeti kiadásaihoz – a költségvetési rendeletükben elfogadott színház-támogatási előirányzat és a 2008. évben realizált fizető nézők száma alapján számított hozzájárulás illeti meg. Többfunkciós szervezet esetén a rendeletben a színházi kiadási előirányzatot az egyéb kiadási előirányzatoktól elkülönítve is meg kell tervezni. Az e célra felosztható támogatási összeg megoszlása a következő:

– az elfogadott színház-támogatási előirányzat alapján 1 300,0 millió forint,

– a 2008. évben realizált fizető nézők száma alapján 400,0 millió forint.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az igénybevétel rendjét 2009. január 31-éig rendeletben állapítsa meg.

c) Bábszínházak működtetési hozzájárulása

ELŐIRÁNYZAT: 377,0 millió forint

Költségvetési szervként állandó, vagy alkalmi társulattal új produkciókat létrehozó, folyamatosan játszó bábszínházat fenntartó, vagy ilyen színházat 2007. július 1-je előtt alapított közhasznú társaság vagy azt követően non-profit gazdasági társaság tagjaként tulajdonló, azt költségvetési rendeletében külön címrend alatt támogató helyi önkormányzatokat működtetési hozzájárulás illeti meg az alábbiak szerint:

Millió forint

Helyi önkormányzatok	Működtetési hozzájárulás
Békés Megyei Önkormányzat (Napsugár Bábszínház)	24,7
Debrecen Megyei Jogú Város Önkormányzata (Vojtina Bábszínház)	53,2
Győr Megyei Jogú Város Önkormányzata (Vaskakas Bábszínház)	34,8
Heves Megyei Önkormányzat (Harlekin Bábszínház)	30,6
Kecskemét Megyei Jogú Város Önkormányzata (Ciróka Bábszínház)	41,1
Miskolc Megyei Jogú Város Önkormányzata (Csodamalom Bábszínház)	32,3
Pécs Megyei Jogú Város Önkormányzata (Bóbita Bábszínház)	26,7
Szeged Megyei Jogú Város Önkormányzata (Kövér Béla Bábszínház)	24,9
Vas Megyei Önkormányzat (Mesebolt Bábszínház)	34,1
Veszprém Megyei Jogú Város Önkormányzata (Kabóca Bábszínház és Gyermek Közművelődési Intézmény)	31,0
Zalaegerszeg Megyei Jogú Város Önkormányzata (Griff Bábszínház)	43,6
Összesen:	377,0

d) Bábszínházak művészeti tevékenységének kiadásaihoz való hozzájárulás

ELŐIRÁNYZAT: 190,0 millió forint

A *c)* pontban szereplő helyi önkormányzatokat – az *a)* pontban nem szereplő önálló bábszínházuk után – a 2008-ban realizált fizető nézők száma alapján számított hozzájárulás illeti meg. Többfunkciós szervezet esetén a rendeletben a bábszínházi előirányzatot az egyéb kiadási előirányzatoktól elkülönítetten is meg kell tervezni. Felhatalmazást kap az oktatási és kulturális miniszter, hogy az igénybevétel rendjét 2009. január 31-éig rendeletben állapítsa meg.

e) Önkormányzati színházak pályázati támogatása

ELŐIRÁNYZAT: 523,8 millió forint

E támogatást az Oktatási és Kulturális Minisztérium pályázati felhívása alapján a helyi önkormányzatok által fenntartott, illetve támogatott – az *a)* pontban nem szereplő – szabadtéri színházak, illetve nemzetiségi színházak igényelhetik. Az e célra felosztható támogatási összeg megoszlása a következő:

– szabadtéri színházakra 396,1 millió forint,

– nemzetiségi színházakra** 127,7 millió forint.

** Amennyiben nemzetiségi színházak az érintett országos kisebbségi önkormányzatok fenntartásába kerülnek át, úgy a támogatás időarányos része az érintett országos kisebbségi önkormányzatot illeti meg oly módon, hogy azt a helyi önkormányzat átadja a részére.

Az elosztásról – az oktatási és kulturális miniszter által kiírt pályázat szerint – szakmai kuratórium javaslata alapján a miniszter dönt. A támogatás az önkormányzatot illeti meg.

f) Kiemelt művészeti célok pályázati támogatása

ELŐIRÁNYZAT: 400,0 millió forint

E támogatást az Oktatási és Kulturális Minisztérium kiemelt művészeti célokra kiírt pályázati felhívásai alapján a helyi önkormányzatok által fenntartott vagy támogatott színházak igényelhetik.

Az elosztásról – az oktatási és kulturális miniszter által kiírt pályázatok szerint – szakmai kuratórium javaslata alapján a miniszter dönt. A támogatás az önkormányzatot illeti meg.

g) Az önkormányzatok által támogatott magánszínházak pályázati támogatása

ELŐIRÁNYZAT: 1 161,0 millió forint

E támogatást az Oktatási és Kulturális Minisztérium pályázati felhívása alapján magánszínházak: független színházi, tánc- és mozgásszínházi műhelyek, az *a)* pontban nem szereplő befogadó színházak, továbbá non-profit színházi vállalkozások igényelhetik. Az e célra felosztható támogatási összeg megoszlása a következő:

- független színházi műhelyekre 410,0 millió forint,
- tánc- és mozgásszínházi műhelyekre 300,0 millió forint,
- független színházi és táncszínházi befogadó színházakra 350,0 millió forint,
- non-profit színházi vállalkozásokra 101,0 millió forint.

Az elosztásról – az oktatási és kulturális miniszter által kiírt pályázat szerint – szakmai kuratórium javaslata alapján a miniszter dönt. A támogatás az önkormányzatot illeti meg.

Kiegészítő szabály:

Az e mellékletben szabályozott költségvetési támogatások igénylési és döntési eljárására nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

8. számú melléklet a 2008. évi CII. törvényhez

A helyi önkormányzatok normatív, kötött felhasználású támogatásai

I. KIEGÉSZÍTŐ TÁMOGATÁS EGYES KÖZOKTATÁSI FELADATOKHOZ

1. Pedagógus szakvizsga, továbbképzés, szakmai szolgáltatások igénybevételének támogatása

ELŐIRÁNYZAT: 1 647,4 millió forint

FAJLAGOS ÖSSZEG: 11 700 forint/fő/év

A támogatást a helyi önkormányzatok igényelhetik a pedagógus szakvizsga és továbbképzés megszervezéséhez, valamint szakmai szolgáltatások igénybevételéhez. Az igényjogosultság alapja a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 20–21. §-ában és a 122. §-ának (3) bekezdésében felsorolt típusú intézményekben, pedagógus-munkakörben, illetve a Közokt. tv. 22. §-ában felsorolt intézményekben, pedagógiai szakértő vagy pedagógiai előadó munkakörben foglalkoztatottak 2008/2009. tanévi nyitó (október 1-jei), és a 2009/2010. tanévi nyitó közoktatási statisztikai tényleges, illetve becsült, teljes munkaidőre átszámított (időarányosan 8/12-ed és 4/12-ed létszáma figyelembevételével számított) átlaglétszáma. Az így megállapított létszám nem haladhatja meg a fenntartó által engedélyezett pedagógus, pedagógiai szakértő, illetve pedagógiai előadó álláshelyek számát.

A támogatás a pedagógus-továbbképzésről, a pedagógus-szakvizsgáról, valamint a továbbképzésben részt vevők juttatásairól és kedvezményeiről szóló 277/1997. (XII. 22.) Korm. rendelet előírásainak megfelelően használható fel.

2. A fővárosi és megyei közalapítványok szakmai tevékenysége

ELŐIRÁNYZAT: 500,0 millió forint

Az előirányzat a megyei (fővárosi) önkormányzatokat illeti meg a megye (főváros) területén működő helyi önkormányzatok számára az e törvény 3. számú mellékletében a 15–17. jogcímeken biztosított normatív hozzájárulási főösszeg eredeti előirányzata arányában.

A támogatás a megyei fajlesztési tervvel összefüggő szakmai fejlesztési, működtetési, üzemeltetési célokra, a pedagógusok állandó helyettesítési rendszerének működtetésével kapcsolatos feladatokra fordítható.

A közalapítványnak az éves támogatási összeg felhasználására vonatkozóan feladat- és ehhez kapcsolódó pénzügyi tervet kell készítenie, amely az elszámolás alapja.

A közalapítvány működtetését más (saját) forrásokból kell biztosítani, erre a célra a támogatás nem fordítható. A kitűzött feladatok lebonyolításához (pályázati kiírás, kiértékelés, a támogatás folyósítása és egyéb szervezési feladatok) a rendelkezésre álló együttes összeg maximum 1%-a használható fel.

A közalapítványnak a megyei (fővárosi) önkormányzat részére a támogatás felhasználását dokumentálni kell.

3. Pedagógiai szakszolgálat

ELŐIRÁNYZAT: 3 764,8 millió forint

FAJLAGOS ÖSSZEG: 970 000 forint/fő/év

A támogatást a pedagógiai szakszolgálatot fenntartó helyi önkormányzat igényelheti a pedagógiai szakszolgáltató intézményeiben – az e törvény 3. számú mellékletének 16.2.1. pontja alá tartozó óvodai nevelés, iskolai oktatás keretében végzett konduktív feladatokat, továbbá előbbi intézményekben a 16.2.2. és 16.2.3. pont alá tartozó korai fejlesztési, gondozási feladatokat ellátók kivételével – közalkalmazotti jogviszonyban, pedagógus és szakmai munkát segítő munkakörben foglalkoztatottak 2008/2009. tanévi nyitó (október 1-jei) közoktatási statisztikai tényleges, illetve 2009/2010. tanévi nyitó közoktatási statisztikai becsült, teljes munkaidőre átszámított létszáma alapján, ha a pedagógiai szakszolgálatot a Közokt. tv. 33. §-ának (4)–(5) bekezdésében és 34. §-ában, valamint a képzési kötelezettségről és a pedagógiai szakszolgálatokról szóló 14/1994. (VI. 24.) MKM rendelet [a továbbiakban: 14/1994. (VI. 24.) MKM rendelet] 1. §-ának (3) bekezdésében és 3/A. §-ában foglaltak szerint szervezik meg.

4. Diáksporttal kapcsolatos feladatok támogatása

ELŐIRÁNYZAT: 494,8 millió forint

FAJLAGOS ÖSSZEG: 430 forint/tanuló/év

A kiegészítő hozzájárulást a helyi önkormányzat az e törvény 3. számú mellékletének 15. *b)–d)*) pontjaiban meghatározott, az iskolai nappali rendszerű oktatásban résztvevőknek a 2008/2009. tanévi (8 havi) és a 2009/2010. tanévi (4 havi) becsült átlaglétszáma alapján veheti igénybe – figyelembe véve az iskolai sporttevékenységről szóló 16/2004. (V. 18.) OM–GYISM együttes rendelet 3. §-ában foglaltakat is – az iskolai mindennapos testedzés feladatainak megoldásához.

Kiegészítő pénzellátási és elszámolási szabályok:

1. A 2. pontban meghatározott támogatás folyósítása négy egyenlő részletben, január 25-éig, április 25-éig, július 25-éig, illetve október 25-éig történik.

2. A tárgyévi támogatással történő elszámolást az ezzel összefüggő gazdasági eseményeket rögzítő nyilvántartásokkal és bizonylatokkal, egyéb okirattal kell alátámasztani.

3. Az 1–4. pont szerint igénybe vett támogatás elszámolása a normatív hozzájárulásokkal azonos eljárás alapján, a költségvetési évben e jogcímen vállalt kötelezettségek, valamint jogszerűen elszámolt költségek figyelembevételével történik. A támogatás teljes összegével 2009. december 31-ei zárónappal kell elszámolni, és az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni a vonatkozó eljárási rend szerint.

4. Az 1–4. pont alapján a támogatások következő évre áthúzódó kötelezettségvállalással terhelt maradványai a 2009/2010. tanév végéig használhatók fel jogszerűen, a 2010. évi zárszámadás keretében történő elszámolási kötelezettséggel. A 2009/2010. tanév végét követően 2010. augusztus 31-éig dokumentálni kell a teljes támogatási időszakra vonatkozóan az előirányzatok felhasználását.

5. Az I. 1., 3. és 4. pont szerinti hozzájárulásra jogosult a helyi önkormányzat és a többcélú kistérségi társulás az általa fenntartott intézményekben nyújtott szolgáltatások alapján, továbbá az a fenntartó is, amely a szolgáltatást a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja.

II. EGYES SZOCIÁLIS FELADATOK TÁMOGATÁSA

1. Egyes jövedelempótló ellátások és az önkormányzat által szervezett közcélú foglalkoztatás támogatása

ELŐIRÁNYZAT: 105 641,5 millió forint

A támogatás

a) a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 37/B. §-a (1) bekezdésének *a)–c)* pontjaiban szabályozott rendszeres szociális segélyre, a 32/B. §-ában szabályozott időskorúak járadékára, a 41. §-ának (1) bekezdésében szabályozott ápolási díjra és az utána fizetendő nyugdíjbiztosítási járulékra, az

55/A. § alapján adósságcsökkentési támogatásra, a 38. §-ának (2), (5) bekezdése alapján lakásfenntartási támogatásra, a 41. §-ának (1) bekezdésében szabályozott ápolási díj után járó nyugdíjbiztosítási járulékra kifizetett összegek, valamint az 55/A. §-ának (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségei 90%-ának,

b) a Szoctv. 37/B. §-a (1) bekezdésének *d)* pontjában szabályozott rendszeres szociális segélyre és a Szoctv. 37. §-a (1) bekezdése, valamint a 37/C. §-a (4) bekezdése alapján folyósított rendelkezésre állási támogatásra kifizetett összegek 80%-ának,

c) a Szoctv. 36. §-ában szabályozott közcélú munka keretében kifizetett munkabér és közterhei 95%-ának, valamint

d) a Szoctv. 43/A. §-ának (4) bekezdése szerinti szakértői vélemény díjának, valamint a „Sikeres Magyarországért Panel Plusz" Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg központi költségvetésből való utólagos igénylésére szolgál.

A *c)* pont szerint igényelt összeg nem haladhatja meg a teljes munkaidőben foglalkoztatott munkavállaló részére megállapított személyi alapbér kötelező legkisebb összegének, illetve a jogszabályban megállapított garantált bérminimumnak és közterheinek az összegét.

A hajléktalan személyek részére kifizetett rendszeres szociális segély, időskorúak járadéka és rendelkezésre állási támogatás, a bentlakásos szociális intézményben lakó személyek időskorúak járadéka, valamint a kamattámogatásban részesülők esetében az előirányzat igénybevétele a kifizetett ellátások 100%-a alapján történik.

Az előirányzatból szakértői vizsgálatonként a Szoctv. 43/A. §-ának (4) bekezdésében meghatározott szakértői díj vehető igénybe.

Az előirányzatból támogatás igényelhető az önkormányzatokat az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-ára.

Az előirányzatból a 93/2005. (V. 21.) Korm. rendelet alapján, az 1050/2005. (V. 21.) Korm. határozatban megjelölt települések a rendkívüli időjárás miatti lakossági károk enyhítésére felvett – és a magánszemélyek számára kamatmentes visszatérítendő támogatásként nyújtott – hitel kamatterhének 100%-át visszaigényelhetik.

2. Szociális továbbképzés és szakvizsga támogatása

ELŐIRÁNYZAT: 348,0 millió forint

FAJLAGOS ÖSSZEG: 9 400 forint/fő

A támogatást azok a helyi önkormányzatok, többcélú kistérségi társulások igényelhetik a szociális továbbképzés és szakvizsga megszervezéséhez, amelyek szociális, gyermekjóléti, gyermekvédelmi ellátást nyújtó intézményt, vagy szolgáltatást tartanak fenn. Az igényjogosultság alapja a Szoctv. 92/D. §-ának (1) bekezdésében felsorolt munkakörben személyes gondoskodást végző és a személyes gondoskodást végző személyek továbbképzéséről és a szociális szakvizsgáról szóló 9/2000. (VIII. 4.) SzCsM rendelet szerint továbbképzésre kötelezett személyek 2008. szeptember 1-jei állapotnak megfelelő statisztikai állományi létszáma. A támogatás a továbbképzésen való részvétel költségeire (részvételi díj, utazási-szállási költség), a továbbképzésen résztvevő helyettesítésével kapcsolatos kiadásokra, a továbbképzési kötelezettségének eleget tett személy jutalmazására, a szakvizsga és az erre felkészítő tanfolyamon való részvétel költségeire fordítható.

A támogatás felhasználásáról éves elszámolást kell készíteni, amelyet a tevékenységgel összefüggő eseményeket rögzítő nyilvántartásokkal és bizonylatokkal, a továbbképzésről és a szakvizsgáról kiadott igazolással, tanúsítvánnyal, bizonyítvánnyal, oklevéllel, egyéb okirattal kell alátámasztani.

Az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni a központi költségvetési kapcsolatokat érintő elszámolási szabályok szerint és eljárási rendben. A támogatás következő évre áthúzódó kötelezettségvállalással terhelt maradványa 2010. július 31-éig használható fel jogszerűen, a 2010. évi zárszámadás keretében történő elszámolási kötelezettséggel. A támogatás folyósítása negyedévenként, a tárgynegyedév második hónapjának 25-éig történik.

III. HELYI ÖNKORMÁNYZATI HIVATÁSOS TŰZOLTÓSÁGOK TÁMOGATÁSA

ELŐIRÁNYZAT: 36 837,2 millió forint

A támogatás a hivatásos önkormányzati tűzoltóság fenntartásához és működtetéséhez a következő normatívák alapján vehető igénybe.

1. A hivatásos önkormányzati tűzoltóság állományának személyi juttatásaihoz:

a) A készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóság személyi juttatásaihoz

FAJLAGOS ÖSSZEG: 3 813 425 forint/fő

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a hivatásos önkormányzati tűzoltóságok központilag finanszírozott létszámáról, valamint a hivatásos önkormányzati és az önkéntes tűzoltóságok szervezési kategóriába sorolásáról és a készenlétben tartandó legkisebb gépjármű és technikai eszköz állományáról szóló 11/2008. (XI. 26.) ÖM rendelet [a továbbiakban: 11/2008. (XI. 26.) ÖM rendelet] 2. mellékletének létszám összesen rovat adata szerint. A normatíva a fegyveres szervek hivatásos állományú tagjainak szolgálati viszonyáról szóló 1996. évi XLIII. törvény (a továbbiakban: Hszt.) illetményrendszerének megfelelő – a 2008. évben hatályos illetményalappal számított – illetményt tartalmazza.

b) A készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóság személyi juttatásaihoz

FAJLAGOS ÖSSZEG: 5 067 400 forint/fő

A támogatást a készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a 11/2008. (XI. 26.) ÖM rendelet 2. mellékletének létszám összesen rovat adata szerint. A normatíva a Hszt. illetményrendszerének megfelelő – a 2008. évben hatályos illetményalappal számított – illetményt tartalmazza.

c) Illetménykiegészítéshez

FAJLAGOS ÖSSZEG: 91 000 forint/fő

A támogatást a Fővárosi Önkormányzat veheti igénybe az 1. *a)* pontban meghatározotton túl a Hszt. 103. §-a (2) bekezdésének *c)* és (3) bekezdésének *b)* pontja, valamint a Hszt. végrehajtásáról szóló 140/1996. (VIII. 31.) Korm. rendelet és a belügyminiszter irányítása alatt álló fegyveres szervek hivatásos állományú tagjai illetményének és egyéb juttatásainak megállapításáról, valamint a folyósítás szabályairól szóló 20/1997. (III. 19.) BM rendelet alapján – a fővárosi tűzoltó-parancsnokság megyei illetékességű középirányító tevékenységet ellátó hivatásos állományú tagjai illetménykiegészítéséhez – a 11/2008. (XI. 26.) ÖM rendelet 2. mellékletének létszám összesen rovat adatában – Budapest részére – meghatározott létszám szerint.

2. A hivatásos önkormányzati tűzoltóság dologi kiadásainak támogatása az alábbi normatívákkal vehető igénybe:

a) A tűzoltólaktanyák üzemeltetéséhez, fenntartásához és intézményi kiadásaihoz

FAJLAGOS ÖSSZEG: 4 897 forint/m^2

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a telekkönyvi nyilvántartásban, illetve a használatbavételi engedélyben szereplő, fűtéssel és világítással együttesen ellátott tűzoltólaktanya és kiegészítő létesítmény nettó alapterülete, továbbá a tűzoltóság feladataihoz bérelt – fűtéssel és világítással együttesen ellátott – nettó alapterület szerint. Nem igényelhető támogatás, a bérleti díj ellenében tartósan bérbe adott laktanya terület után.

b) A tűzoltó járművek üzemeltetéséhez, karbantartásához

FAJLAGOS ÖSSZEG: 138 forint/km

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a 11/2008. (XI. 26.) ÖM rendelet 3. mellékletében meghatározott és üzemeltetett tűzoltó járművek és technikai eszközök előző 3 évben (2005–2007. évek) futott és pótlékolt kilométereinek három éves átlaga összegével tervezett futásteljesítmény alapján. A számításnál nem vehető figyelembe a tűzoltás-vezetői gépjármű és a tűzoltó motorcsónak által futott kilométerek száma, továbbá a térítéses munkák kilométerei.

c) Az egyedi tűzoltó járművek és különleges szerek kötelező évi rendszeres felülvizsgálatához és műszaki vizsgájához

FAJLAGOS ÖSSZEG: 500 000 forint/db

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe a 11/2008. (XI. 26.) ÖM rendelet 3. mellékletében meghatározott működő, különleges szerek és egyedi eszközök száma alapján (habbal oltó gépjármű, porral oltó gépjármű, magasból mentő, műszaki mentőszer, gyorsbeavatkozó, daru, konténer szállító gépjármű, műszaki konténer, vegyi konténer, speciális konténer, oltóanyag konténer, speciális konténerszállító gépjármű, por-hab kombinált oltójármű, speciális erdőtüzes gépjármű, tűzoltóhajó, generátor szer, ugrópárna, búvárszer, tömlőszállító, légző-bázis, kamera, tűzoltó-csoport jármű, tűzoltásvezetői gépjármű, tűzoltó motorcsónak).

d) Központi riasztási rendszer üzemeltetéséhez

FAJLAGOS ÖSSZEG: 57 800 000 forint

A támogatást a Fővárosi Tűzoltó-parancsnokságot fenntartó Fővárosi Önkormányzat veheti igénybe, a fővárosi kerületi tűzoltó-parancsnokságok riasztásra létesített központi riasztási rendszer üzemeltetéséhez.

e) A készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltó-parancsnokság intézményi, létesítmény-üzemeltetési kiadásaihoz

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A hivatásos önkormányzati tűzoltóság fenntartásához és működtetéséhez a fenti normatívákkal juttatott állami támogatás összege együttesen szolgál a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvényben előírt követelmények teljesítéséhez.

A támogatás elszámolása a normatív hozzájárulásokkal azonos eljárás alapján – a hivatásos önkormányzati tűzoltóság működési és fenntartási kiadásai 2009. évi állami támogatása mutatószám felméréséről szóló adatlap kitöltéséhez készített Kitöltési Útmutató, továbbá a 11/2008. (XI. 26.) ÖM rendelet 3. melléklete szerint – a költségvetési évben vállalt kötelezettségek, valamint jogszerűen elszámolt költségek figyelembevételével történik. Az elszámolásnál nem vehetők figyelembe a vállalkozási vagy kiegészítő tevékenység keretében, térítési díj ellenében végzett munkák, illetve kiadott területek bevételei és kiadásai. Az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni. A támogatás következő évre áthúzódó kötelezettségvállalással terhelt maradványa 2010. június 30-áig használható fel.

IV. A TÖBBCÉLÚ KISTÉRSÉGI TÁRSULÁSOK TÁMOGATÁSA

ELŐIRÁNYZAT: 30 752,6 millió forint

1. A támogatás igénylésének általános feltételei

1.1. E fejezet szerinti támogatásokat azok a többcélú kistérségi társulások igényelhetik, amelyek:

1.1.1. legalább három közszolgáltatási feladatot ellátnak, melyek közül:

a) egy feladat a közoktatási intézményi és szakszolgálati,

b) második feladatként a szociális intézményi, szociális alapszolgáltatási, gyermekek átmeneti gondozási, gyermekjóléti alapellátási, illetve egészségügyi feladatok közül legalább egy feladat,

c) további egy feladat, amennyiben a többcélú kistérségi társulás a *b)* pont szerinti feladatok közül csak egyet vállal, amely a települési önkormányzatok többcélú kistérségi társulásáról szóló 2004. évi CVII. törvény (a továbbiakban: Tkt. tv.) 2. §-a (1) bekezdésének *a)–q)* pontjai szerinti feladatok közül választható,

1.1.2. esetében az 1.1.1. pont szerinti feladatok ellátásában:

a) a kistérséghez tartozó települések több mint fele részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának 60%-át, vagy

b) a kistérséghez tartozó települések több mint 60%-a részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának felét,

1.1.3. az 1.1.2. pont szerinti feltételeket ugyanazon települési körre teljesítik az 1.1.1. pont szerinti három közszolgáltatási feladat tekintetében,

1.1.4. a közszolgáltatási feladatokat e fejezetben foglaltaknak megfelelően látják el,

1.1.5. ellátják a kistérségi fejlesztési tanács feladatait.

1.2. A többcélú kistérségi társulások abban az esetben vehetik igénybe a támogatásokat, ha az 1.1.1–1.1.5. pontok szerinti feltételeket 2009. január 31-éig teljesítik. Amennyiben egy feladat ellátása 2009. január 31-ét követően kezdődik meg, vagy egy település 2009. január 31-ét követően vesz részt a feladatok ellátásában, úgy a többcélú kistérségi társulás a feladatellátás kezdetét követő hónap első napjától kezdődően időarányos támogatásra jogosult. A többcélú kistérségi társulás 4 havi közoktatási célú támogatást igényelhet, amennyiben legkésőbb 2009. szeptember 1-jétől a meglévő közoktatási célú intézményi társulás átszervezésére kerül sor, illetve új közoktatási célú intézményi társulás vagy többcélú kistérségi társulás által fenntartott intézmény kezdi meg működését.

1.3. Amennyiben a többcélú kistérségi társulás 2009. január 31-éig nem teljesíti az 1.1.1–1.1.5. pontok szerinti feltételeket, de legkésőbb 2009. szeptember 1-jétől megfelel azoknak, úgy a 2.1. alapján – a megalakulást követő hónaptól – időarányos, de legfeljebb 10 havi támogatást, a 2.2–2.8. pontok alapján legfeljebb 4 havi időarányos támogatást igényelhet.

2. A támogatások fajlagos összegei és az igénybevétel részletes feltételei

2.1. Többcélú kistérségi társulások általános feladatainak támogatása

FAJLAGOS ÖSSZEG: 190 forint/fő

\+ 1 000 000 forint/kistérséghez tartozó legfeljebb 500 fő lakosságszámú település,
\+ 700 000 forint/kistérséghez tartozó 501–1000 fő lakosságszámú település,
\+ 100 000 forint/kistérséghez tartozó 1000 fő feletti lakosságszámú település,
de legalább 19 500 000 forint, és legfeljebb 40 000 000 forint társulásonként.

A támogatás a többcélú kistérségi társulásokat a közszolgáltatási feladataik ellátásához és munkaszervezetük működési és fejlesztési kiadásaihoz a kistérséget alkotó települések száma és lakosságszáma szerint illeti meg.

A támogatás kizárólag az e fejezetben foglalt feladatok ellátásához – e fejezet felhasználási szabályainak megfelelően –, a munkaszervezet működési és fejlesztési kiadásaira, a Tkt. tv. 2. §-ának (1) bekezdése szerint vállalt feladatok, illetve egyes sportfeladatok ellátásához használható fel azzal, hogy a többcélú kistérségi társulás a támogatást a közoktatási, szociális intézményi, szociális alapszolgáltatási, gyermekek átmeneti gondozási, gyermekjóléti alapellátási, mozgókönyvtári és belső ellenőrzési feladatokra csak abban az esetben fordíthatja, ha azokat az e fejezetben meghatározott feltételeknek megfelelően látja el.

2.2. A többcélú kistérségi társulások közoktatási feladatainak támogatása

2.2.1. Közoktatási intézményi feladat

A többcélú kistérségi társulás biztosítja, hogy saját fenntartásában működő, és a közoktatási feladat ellátásában részt vevő önkormányzatok saját vagy társulásaik fenntartásában működő közoktatási intézmények megfeleljenek a Kiegészítő szabályok 2.1. vagy 2.2. pontja szerinti feltételeknek.

Ennek teljesítése úgy történhet, hogy az intézmények fenntartásáról
- a többcélú kistérségi társulás,
- a települési önkormányzatok által alkotott – a Ttv. 8., 9. és 16. §-ai szerinti – intézményi társulások, vagy
- a települési önkormányzatok önállóan

gondoskodnak.

Az egyes települési önkormányzatok által önállóan fenntartott intézmények után támogatás nem igényelhető.

a) Bejáró gyermekek, tanulók alapján járó támogatás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 98 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

Intézményi társulás által fenntartott intézmény óvodás és 1–4. évfolyamos tanulói után

FAJLAGOS ÖSSZEG: 72 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

Intézményi társulás által fenntartott intézmény 5–8. évfolyamos tanulói után

FAJLAGOS ÖSSZEG: 79 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott – a Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő – óvodákba, iskolák 1–8. évfolyamára járó gyermekek, tanulók létszáma után igényelhető a következők szerint:

aa) alaptámogatás vehető igénybe a fenti intézményekbe bejáró azon gyermekek, tanulók után, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai, illetve általános iskolai ellátást. A 20 000 fő lakosságszám feletti települési önkormányzatok területén működő, intézményi társulás által fenntartott intézményekbe bejáró gyermekek, tanulók után az alaptámogatás abban az esetben vehető igénybe, ha a bejáró gyermekek, tanulók lakóhelye (ennek hiányában tartózkodási helye) az intézményi társulásban részt vevő településen van,

ab) az intézmény székhelyén/telephelyén állandó lakóhellyel (ennek hiányában tartózkodási hellyel) rendelkező gyermekek, tanulók után az alaptámogatás 50%-ának megfelelő támogatás vehető igénybe. E támogatás legfeljebb az *aa)* pont szerint bejáró gyermekek, tanulók számával azonos számú gyermekek, tanulók után igényelhető, mely szabályt az 1–4., illetve 5–8. évfolyamon külön-külön kell alkalmazni. E támogatás szempontjából a külterületen lakó gyermekek, tanulók az intézmény székhelyén lakónak minősülnek.

b) Iskolabusszal utaztatott gyermekek, tanulók alapján járó támogatás

FAJLAGOS ÖSSZEG: 72 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

ba) A támogatás a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott óvodákba, iskolák 1–8. évfolyamára az *aa)* pont szerint bejáró gyermekek, tanulók után vehető igénybe, amennyiben a fenntartó e gyermekek, tanulók utaztatását iskolabusz működtetésével vagy iskolabusz-szolgáltatás vásárlásával biztosítja. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül e célból indított járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek, tanulók mellett kísérő utazzon.

bb) A támogatás 15%-a a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott óvodákba, iskolák 1–8. évfolyamára járó, külterületen lakó gyermekek, tanulók után vehető igénybe, ha a fenntartó e gyermekek, tanulók utaztatását iskolabusz működtetésével vagy iskolabusz-szolgáltatás vásárlásával biztosítja.

A támogatás igénylése és elszámolása a Kiegészítő szabályok 2.8. pontjában meghatározottak szerint történik.

c) A többcélú kistérségi társulás által fenntartott egységes iskola 9–13. évfolyamára bejáró tanulók alapján járó támogatás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 100 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás által fenntartott, – a Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő – azon egységes iskola 9–13. évfolyamára bejáró tanulók létszáma után igényelhető, melynek az intézmény székhelyétől különböző településen tagintézménye működik. Amennyiben az egységes iskola része szakiskola is, úgy a szakiskola 9–10. évfolyamára, továbbá a szakképzés elméleti képzésére bejáró tanulók után vehető igénybe támogatás. Támogatás szempontjából bejáró tanulónak kizárólag az számít, akinek lakóhelye (ennek hiányában tartózkodási helye) nem az intézmény székhelye szerinti településen van. E támogatás a külterületen lakó gyermekek, tanulók után nem vehető igénybe.

d) Tagintézményi támogatás

FAJLAGOS ÖSSZEG: 72 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás vagy intézményi társulás által fenntartott intézmény – székhelyétől különböző községben – tagintézményeként működő óvodába, iskola 1–4. évfolyamára járó gyermekek, tanulók után vehető igénybe abban az esetben, ha az intézmény megfelel a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek. A 2007. január 1-je után tagintézménnyé váló – intézményi társulás által fenntartott – iskola esetében további feltétel, hogy legfeljebb 1–6. évfolyammal működjön. Ha az intézmény óvodai és általános iskolai feladatot is ellát, az óvodai tagintézménybe járó gyermekek után támogatás abban az esetben is igénybe vehető, ha az általános iskolai tagintézmény 1–8. évfolyammal működik. E támogatás szempontjából az intézményi társulás által fenntartott intézményhez 2008. január 1-jét követően csatlakozó – korábban is tagintézményként működő – intézmény új tagintézménynek tekintendő.

e) Kistelepülési tagintézményi támogatás

FAJLAGOS ÖSSZEG: 28 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

ea) A támogatás a többcélú kistérségi társulás vagy intézményi társulás által fenntartott intézmény székhelyétől különböző, 1500 fő és az alatti községben tagintézményként működő óvoda, iskola 1–4. évfolyamára járó gyermekek, tanulók után vehető igénybe. A támogatás abban az esetben is igénybe vehető, ha az intézmény nem felel meg a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek. A 2007. január 1-je után tagintézménnyé váló iskola esetében további feltétel, hogy a tagintézmény legfeljebb 1–6. évfolyammal működjön. E támogatás szempontjából az intézményi társulás által fenntartott intézményhez 2008. január 1-jét követően csatlakozó – korábban is tagintézményként működő – intézmény új tagintézménynek tekintendő.

eb) A támogatás kétszerese vehető igénybe a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendelet által meghatározott településeken működő tagintézménybe járó

eba) óvodás gyermekek,

ebb) az 1–4. évfolyamos tanulók után.

Az *ebb)* pont szerinti esetben további feltétel, hogy az intézmény a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet 39/E. §-ában meghatározott feltételnek megfeleljen és a tanulók integrációs nevelése 5. évfolyamtól biztosított legyen.

Az érintett általános iskolai tagintézményben a kistelepülési tagintézményi támogatás igénybevételének további feltétele, hogy az intézményben a foglalkozásokat, tanítási órákat a Közokt. tv.-ben meghatározott végzettséggel és szakképzettséggel rendelkező pedagógusok tartsák meg.

2.2.2. Közoktatási szakszolgálati feladat

Továbbtanulási, pályaválasztási tanácsadás

FAJLAGOS ÖSSZEG: 2 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

Nevelési tanácsadás; gyógypedagógiai tanácsadás, korai fejlesztés és gondozás; fejlesztő felkészítés; logopédiai ellátás; gyógytestnevelés

FAJLAGOS ÖSSZEG: 11 000 forint/fő/év
- 2009. évben időarányosan 4 hónapra,
- 2010. évben időarányosan 8 hónapra.

A többcélú kistérségi társulás alaptámogatást a Közokt. tv. 34. §-ának *a)–b), d)–f)* és *h)* pontjai szerinti pedagógiai szakszolgálati feladatok közül legalább kettő ellátásának megszervezése esetén azon ellátottak után veheti igénybe, akiket a társulás – az e célra vezetett nyilvántartás szerint – a nevelési évek/tanévek során legalább az alábbi gyakorisággal részesít ellátásban:

- logopédiai ellátás, gyógytestnevelés esetén legalább heti egy alkalommal,
- nevelési tanácsadás keretében nyújtott terápiás gondozás esetén 2009. évben legalább hat alkalommal,
- továbbtanulási, pályaválasztási tanácsadás esetén a 2008/2009. tanévben legalább egy alkalommal,
- gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, fejlesztő felkészítés esetén a 14/1994. (VI. 24.) MKM rendelet 8–9. §-ában meghatározott időkeretben.

A többcélú kistérségi társulás a nevelési tanácsadás, gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, fejlesztő felkészítés, logopédiai ellátás, gyógytestnevelés szakszolgálati feladatok esetében az alaptámogatás kétszeresét veheti igénybe azon ellátottak után, akik számára a szolgáltatást lakóhelyükön, vagy abban a közoktatási intézményben biztosítja, ahol tanulói jogviszonnyal rendelkeznek.

Nevelési tanácsadás esetében támogatás kizárólag a terápiás gondozásban részesült ellátottak után igényelhető. A kizárólag logopédiai ellátás szűrővizsgálatán részt vevők támogatás szempontjából nem vehetők figyelembe.

A többcélú kistérségi társulás a vállalt közoktatási szakszolgálati feladatot elláthatja az általa fenntartott intézményben, vagy – megállapodás alapján – helyi önkormányzat vagy önkormányzati társulás fenntartásában működő intézmény/intézmények útján a 14/1994. (VI. 24.) MKM rendeletben foglaltaknak megfelelően.

A közoktatási feladatokhoz a támogatás a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek megfelelő intézmények, továbbá a 2.2.1. *e)* pont szerinti támogatással érintett tagintézmények működési és fejlesztési kiadásához, valamint a pedagógiai szakszolgálati feladatok működési és fejlesztési kiadásaihoz használható fel.

2.3. A többcélú kistérségi társulások szociális intézményi feladatainak támogatása

Többcélú kistérségi, társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 180 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 100 000 forint/fő

A többcélú kistérségi társulás a támogatásra akkor jogosult, ha biztosítja a személyes gondoskodás keretébe tartozó, a Szoctv. szerinti szakosított ellátást biztosító intézmények közül legalább egy intézmény társult formában történő fenntartását:

- időskorúak ápolást, gondozást nyújtó otthona,
- időskorúak vagy fogyatékos személyek gondozóháza,
- pszichiátriai és szenvedélybetegek átmeneti otthona,
- hajléktalanok átmeneti szállása.

A társult formában történő intézményfenntartás követelménye akkor teljesül, ha a többcélú kistérségi társulás:

- ezen intézmény(ek)et fenntartja, vagy
- biztosítja, hogy a korábban legalább két települési önkormányzat által külön-külön fenntartott intézményeket intézményi társulás egy intézményként tartsa fenn, és az így létrehozott intézmény magasabb szakmai, gazdasági hatékonysággal működjön.

A többcélú kistérségi társulás támogatást kizárólag

a) a 2009. január 31-éig a többcélú kistérségi társulás fenntartásába átadott intézményben, továbbá

b) intézményi társulás által fenntartott – 2008. évben e jogcímen támogatásban részesülő – intézményben ellátottak után vehet igénybe.

A támogatás az intézményi ellátottak után illeti meg a többcélú kistérségi társulást.

A támogatás az e pontban foglalt feltételeknek megfelelő intézmények fenntartása során felmerülő működési kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz, ezen intézmények fejlesztéséhez használható fel.

2.4. A többcélú kistérségi társulások szociális alapszolgáltatási feladatainak támogatása

A többcélú kistérségi társulás támogatást igényelhet a Szoctv. szerinti következő szociális alapszolgáltatási feladatok közül legalább három biztosítása esetén, melyeket a Kiegészítő szabályok 3.1. pontja szerinti feltételeknek megfelelően lát el:

- szociális étkeztetés,
- családsegítés,
- házi segítségnyújtás,
- jelzőrendszeres házi segítségnyújtás,
- nappali ellátás.

E feladatok ellátásához kizárólag abban az esetben igényelhető támogatás, ha

a) az abban részt vevő önkormányzatok legalább három szociális alapszolgáltatási feladat ellátásában részt vesznek, és

b) a Társulás által ellátott valamennyi alapszolgáltatási feladat esetében a részt vevő önkormányzatok száma és lakosságszáma megfelel az 1.1.2. pont szerinti feltételeknek.

Egy önkormányzatot attól a teljes hónaptól lehet a támogatás szempontjából figyelembe venni, amikortól legalább három alapszolgáltatási feladat – e fejezet szerinti feltételeknek megfelelő – ellátásában részt vesz.

2010. január 1-jétől a Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladatra támogatás nem vehető igénybe, de az érintett önkormányzatokat – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás szociális alapszolgáltatási feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

a) Szociális étkeztetés

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 6 500 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 4 500 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a szociális étkeztetés feladatának ellátásáról.

A támogatás az étkeztetésben ellátottak száma után illeti meg a többcélú kistérségi társulást. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek.

b) Családsegítés

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 320 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 300 forint/fő

A többcélú kistérségi társulás által a Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 100 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a családsegítés feladatának ellátásáról.

A támogatás a feladat ellátásában részt vevő települések lakosságszáma után illeti meg a többcélú kistérségi társulást. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak családsegítőt.

c) Házi segítségnyújtás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 60 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 50 000 forint/fő

A többcélú kistérségi társulás által a Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 20 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a házi segítségnyújtás feladatának ellátásáról.

A támogatás a többcélú kistérségi társulást az ellátottak száma alapján illeti meg. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak gondozót.

d) Jelzőrendszeres házi segítségnyújtás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 30 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 24 000 forint/fő

A többcélú kistérségi társulás által a Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 8 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a jelzőrendszeres házi segítségnyújtás feladatának ellátásáról.

A támogatás a többcélú kistérségi társulást az ellátottak jelzőkészülékeinek száma szerint illeti meg.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak gondozót. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

e) Nappali ellátás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 90 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 64 000 forint/fő

A többcélú kistérségi társulás által a Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 20 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik az időskorúak, a pszichiátriai és szenvedélybetegek, a hajléktalanok, a demens, valamint a fogyatékos személyek nappali intézményei közül legalább egy alapszolgáltatás kistérségi szintű biztosításáról. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett nappali ellátást biztosító intézmény(ek)ben ellátottak után igényelhető támogatás.

A támogatás a többcélú kistérségi társulást az ellátásban részt vevők száma alapján illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő alapszolgáltatási feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

2.5. A többcélú kistérségi társulások gyermekek átmeneti gondozási feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 320 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 220 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely biztosítja, hogy a kistérség területén valamennyi – korábban települési önkormányzat által fenntartott –, a gyermekek átmeneti gondozását biztosító alábbi intézmény társult formában működjön:

– a helyettes szülői hálózat,

– a gyermekek átmeneti otthona,

– a családok átmeneti otthona.

E társult intézményi ellátásnak a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) alapján és a külön jogszabályban meghatározott szakmai szabályok szerinti biztosításáról a többcélú kistérségi társulás gondoskodik. A társult formában történő intézményfenntartás követelménye akkor teljesül,

– ha a többcélú kistérségi társulás ezen intézményeket fenntartja, vagy

– a kistérség területén valamennyi intézmény fenntartásáról intézményi társulások gondoskodnak.

A többcélú kistérségi társulás támogatást kizárólag

a) a 2009. január 31-éig a többcélú kistérségi társulás fenntartásába átadott intézményben, továbbá

b) intézményi társulás által fenntartott – 2008. évben e jogcímen támogatásban részesülő – intézményben ellátottak után vehet igénybe.

A támogatás a többcélú kistérségi társulást az általa biztosított ellátásban részt vevő intézményi ellátottak után illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő intézmények fenntartása során felmerülő működési kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz, ezen intézmények fejlesztéséhez használható fel.

2.6. A többcélú kistérségi társulások gyermekjóléti alapellátási feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 1 200 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 1 050 forint/fő

A Gyvt. 96–97. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 400 forint/fő

A többcélú kistérségi társulás támogatást igényelhet a Gyvt. szerinti következő egyes gyermekjóléti alapellátási feladatok közül legalább egy ellátás biztosítása esetén, melyet a Kiegészítő szabályok 3.7. pontja szerinti feltételeknek megfelelően intézményfenntartóként, vagy a Ttv. 8., 9. és 16. §-a szerinti intézményi társulások útján, vagy a többcélú kistérségi társulás által a Gyvt. 96–97. §-a alapján kötött szerződés, vagy külön megállapodás útján lát el:

– a gyermekjóléti szolgáltatás,

– a gyermekek napközbeni ellátása, valamint

– a gyermekek átmeneti gondozása.

A támogatás a feladat ellátásában részt vevő települések 0–17 éves korcsoportba tartozó lakosainak száma alapján illeti meg a többcélú kistérségi társulást. Több ellátás biztosítása esetén a többcélú kistérségi társulást feladatonként illeti meg a támogatás. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

2010. január 1-jétől a Gyvt. 96–97. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladatra támogatás nem vehető igénybe, de az érintett önkormányzatokat – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás gyermekjóléti alapellátási feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

A támogatás az e pontban foglalt feltételeknek megfelelő feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

2.7. A többcélú kistérségi társulások mozgókönyvtári és egyes közművelődési feladatainak támogatása

FAJLAGOS ÖSSZEG: 1 180 000 forint/könyvtári szolgáltató hely

A többcélú kistérségi társulás támogatást igényelhet a mozgókönyvtári és közművelődési feladatainak ellátásához. A támogatás megállapítása során kizárólag a nyilvános könyvtárral nem rendelkező, könyvtári szolgáltató hely kialakítását

biztosító – a Kiegészítő szabályok 4. pontja szerinti feltételeknek megfelelő – települési önkormányzatok számát lehet figyelembe venni.

A könyvtári szolgáltató helynek

a) 1 500 fő vagy az alatti lakosságszámú települések esetén hetente legalább két napon, hetente összesen minimum hat órás,

b) 1 500 fő feletti települések esetén hetente legalább négy napon, hetente összesen minimum tizenkét órás nyitva tartást kell biztosítania.

A támogatás a mozgókönyvtári feladat szervezése és ellátása, valamint közösségi programok szervezése során felmerülő működési és felhalmozási kiadásokhoz használható fel. A támogatás – a többcélú kistérségi társulás döntése alapján – felhasználható könyvtárbusz működtetésére is, amennyiben a nyilvános könyvtárral vagy szolgáltató hellyel rendelkező önkormányzat olyan településrészen biztosítja a feladatellátást, ahonnan a könyvtár (vagy a szolgáltató hely) távol van, vagy nehezen közelíthető meg.

A támogatás felhasználható olyan átalakításhoz vagy bővítéshez is, amely lehetővé teszi, hogy a könyvtári szolgáltató hely egyben közösségi színtérként is működhessen. Amennyiben a könyvtári szolgáltató hely közösségi színtérként is működik, a nyitvatartási időre vonatkozó kötelezettség közművelődési programok szervezésével és tartásával is teljesíthető. A támogatás kizárólag a szakmai célokkal összefüggő kiadásokra fordítható.

2.8. A többcélú kistérségi társulások belső ellenőrzési feladatainak támogatása

FAJLAGOS ÖSSZEG:	88 300 forint/költségvetési szervek száma alapján számított mutatószám

A támogatást az a többcélú kistérségi társulás igényelheti, amely a helyi önkormányzatokról szóló 1990. évi LXV. törvény, az államháztartásról szóló 1992. évi XXXVIII. törvény, valamint a költségvetési szervek belső ellenőrzéséről szóló 193/2003. (XI. 26.) Korm. rendelet szabályai alapján – a Kiegészítő szabályok 5. pontja szerinti feltételeknek megfelelően – gondoskodik a belső ellenőrzési feladat ellátásáról.

A többcélú kistérségi társulás biztosítja a belső ellenőrzési feladat ellátásában részt vevő települési önkormányzatok, azok polgármesteri hivatalainak, illetve körjegyzőségeinek, önmaga és munkaszervezetének belső ellenőrzését, valamint az önkormányzatok, intézményi társulások és a Társulás felügyelete alá tartozó költségvetési szervek felügyeleti jellegű ellenőrzését.

A többcélú kistérségi társulást a belső ellenőrzési feladat ellátásában részt vevő települési önkormányzatok, a többcélú kistérségi társulás, intézményi társulás és a felügyelete alá tartozó költségvetési szervek száma alapján alaptámogatás illeti meg az alábbiak szerint:

– az alaptámogatás valamennyi települési önkormányzat száma, a többcélú kistérségi társulás és költségvetési szerveinek, a többcélú kistérségi társulás által fenntartott intézmények 2007. január 1-jét követő átszervezése során létrejött tagintézményeinek, továbbá a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveinek száma alapján, valamint

– a 3 500 fő lakosságszám feletti települési önkormányzatok költségvetési szervei közül legfeljebb a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveivel azonos számú költségvetési szerv után igényelhető.

Az alaptámogatás kétszerese vehető igénybe a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveinek száma alapján, amennyiben a többcélú kistérségi társulás saját feladatellátásában gondoskodik a belső ellenőrzési feladatok ellátásáról.

A támogatás felhasználható a belső ellenőrzési feladat szervezése és ellátása során felmerülő működési és felhalmozási kiadásokhoz.

Kiegészítő szabályok:

1. Általános szabályok

1.1. A többcélú kistérségi társulás az e fejezet 2.2–2.6. és 2.8. pontjai szerinti támogatások közül kizárólag azokat igényelheti, amelyekhez tartozó feladatok ellátásában:

a) a kistérséghez tartozó települések több mint fele részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának 60%-át, vagy

b) a kistérséghez tartozó települések több mint 60%-a részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának felét.

1.2. A 2.2–2.6. és 2.8. szerinti feladatok kizárólag attól a teljes hónaptól tekinthetők ellátottnak, amelytől a többcélú kistérségi társulás teljesíti a Kiegészítő szabályok 1.1. pontja szerinti feltételeket. Amennyiben egy feladat esetében 2009. december 31-e előtt részben vagy a kistérség egészében megszűnik a feladatellátás, illetve nem teljesülnek – a fel-

adatellátásra vonatkozó – e fejezet szerinti feltételek, úgy a többcélú kistérségi társulás – részben vagy egészben – nem jogosult az adott feladat vonatkozásában támogatásra. Amennyiben az adott feladat vonatkozásában a többcélú kistérségi társulás támogatásra nem jogosult, és ennek következtében nem tudja teljesíteni az 1.1.1. pontban foglalt feltételeket, úgy nem jogosult az e fejezetben meghatározott támogatások igénybevételére.

1.3. A 2.2. pontban szereplő feladatok támogatásának igénylési feltételeit és fajlagos mértékét 2009. év január–augusztus hónapokra időarányosan 8 hónapra számítva a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény (a továbbiakban: 2008. évi Kvtv.) 8. számú mellékletének IV.2.2. pontja tartalmazza.

1.4. A 2.2. pontban szereplő feladatok támogatásának további feltétele, hogy a többcélú kistérségi társulás Közokt. tv. 85. §-ának (4) bekezdése szerinti – két évnél nem régebben felülvizsgált – önálló intézkedési tervében foglaltakat betartsa. Amennyiben a kistérségben lakóhellyel, ennek hiányában tartózkodási hellyel rendelkező gyermek, tanuló beiskolázása meghiúsul, úgy a Társulás nem jogosult e fejezet szerinti támogatásokra.

1.5. A többcélú kistérségi társulás az e fejezet 2.1., 2.2.2., 2.3–2.8. pontjai szerinti támogatásokat – azok felhasználási szabályainak megfelelően – felhasználhatja az általa vállalt bármely olyan feladathoz, amelynek ellátásához a 2.2–2.8. pontok szerint normatív támogatásban részesült. A többcélú kistérségi társulás a 2.2.1. pont szerinti támogatást kizárólag az általa, valamint az intézményi társulás által fenntartott, Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő azon intézményekre, továbbá a 2.2.1. *e)* pont szerinti támogatással érintett tagintézményekre fordíthatja, amelyek után támogatásban részesült.

1.6. Az adott kistérség határán átnyúló feladatellátás esetében a támogatást az a többcélú kistérségi társulás igényli, amely:

- a 2.2., 2.3., 2.4. *a)*, 2.4. *d)*, 2.4. *e)* és 2.5. pontok szerinti feladatok esetében az ellátást biztosító intézményt fenntartja, vagy amelynek tagja az intézményi társulás székhely települése,
- a 2.4. *b)*, 2.4. *c)* és 2.6. pontok szerinti feladatoknál e szolgáltatásokat a kistérségen kívüli települések lakosai számára biztosítja,
- a 2.8. pont szerinti feladatellátást a kistérségen kívüli települési önkormányzatok költségvetési szervei számára biztosítja.

1.7. Az egyes feladatok ellátásához igénybe vett támogatás elszámolása a normatív állami hozzájárulásokkal azonos eljárás alapján és feladatonként, a költségvetési évben jogszerűen elszámolt kiadások és vállalt kötelezettségek figyelembevételével történik.

1.8. A lakosságszámra és a korcsoportokba tartozókra a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait a 2008. január 1-jei állapot szerint, a települési önkormányzatok közigazgatási státuszát a 2008. augusztus 1-jei állapot szerint kell figyelembe venni.

1.9. Az e fejezet 2.3–2.8. pontjai szerinti támogatások esetében a többcélú kistérségi társulás egy tizedesre kerekített mutatószámok alapján részesül támogatásban.

2. A közoktatási intézményi és szakszolgálati feladatok ellátásához kapcsolódó támogatásokkal összefüggő szabályok

2.1. Amennyiben a többcélú kistérségi társulás, illetve – a Ttv. 8., 9. és 16. §-ai szerinti – intézményi társulás e pont szerinti feltételeket teljesítő intézményt tart fenn, igényelheti a 2.2.1. pont szerinti támogatásokat. Azon önkormányzatokat, melyek önállóan tartják fenn intézményeiket, kizárólag abban az esetben lehet a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe venni, ha az intézmények teljesítik a Kiegészítő szabályok 2.1.1. *a)*, illetve *c)* pontjai és a Kiegészítő szabályok 2.1.2. *a)*, illetve *c)* pontjai szerinti feltételeket.

2.1.1. Az óvodákban

a) az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak

– a 2009/2010. nevelési évben indított valamennyi óvodai csoportban együttesen a 75%-át;

b) amennyiben az óvoda fenntartásáról legalább 5 települési önkormányzat intézményi társulásban gondoskodik, és a települések átlagos lakosságszáma nem éri el az 500 főt, az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak

– a 2009/2010. nevelési évben valamennyi óvodai csoportban együttesen a 65%-át;

c) amennyiben az óvodát 10 000-nél nagyobb lakosságszámú települési önkormányzat, vagy olyan intézményi társulás tartja fenn, melynek tagja 10 000-nél nagyobb lakosságszámú önkormányzat, úgy az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak

– a 2009/2010. nevelési évben valamennyi óvodai csoportban együttesen a 100%-át.

2.1.2. Az iskolákban

a) az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámának

– a 2009/2010. tanévben indított 1–4. és 5–8. évfolyamokon együttesen a 75%-át;

b) amennyiben az iskola fenntartásáról legalább 5 települési önkormányzat társulásban gondoskodik, és a települések átlagos lakosságszáma nem éri el az 500 főt, valamint az oktatás egy ellátási helyen történik, az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak

– a 2009/2010. tanévben indított 1–4. és 5–8. évfolyamokon együttesen a 65%-át;

c) amennyiben az iskolát 10 000-nél nagyobb lakosságszámú települési önkormányzat, vagy olyan intézményi társulás tartja fenn, melynek tagja 10 000-nél nagyobb lakosságszámú önkormányzat, úgy az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak

– a 2009/2010. tanévben az 5–7. évfolyamokon együttesen a 100%-át, az 1–4. évfolyamokon együttesen és a 8. évfolyamon a 75%-át;

d) amennyiben az iskola a többcélú kistérségi társulás által fenntartott egységes iskolaként működik, úgy a 2009/2010. tanévben a 9–13. évfolyamokon az osztályokra vonatkozó – a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszám 100%-a – átlaglétszámok egyes osztályokba járó tanulók számával súlyozott átlagát szükséges kiszámítani. Az intézményben tanulók átlaglétszámának el kell érnie az így kiszámított átlagot.

2.1.3. Az átlaglétszám számításánál figyelmen kívül hagyhatóak azon intézmények, amelyekben a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok vannak, és amely intézmények alapító okirata tartalmazza a nemzeti-etnikai kisebbségi feladatok ellátását. A többcélú kistérségi társulás abban az esetben igényelhet támogatást ezen intézmények után, amennyiben az alábbi feltételek teljesülnek:

– az intézményt a többcélú kistérségi társulás, illetve intézményi társulás tartja fenn,
– az átlaglétszám-számításnál a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett önálló csoportok, osztályok létszámát és az önálló csoportok, tanulócsoportok számát figyelmen kívül hagyva az átlaglétszámok megfelelnek a fenti – átlaglétszám számítására vonatkozó – szabályoknak,
– a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok átlaglétszámának – évfolyamoktól függetlenül – el kell érnie a 2009/2010. nevelési évben és tanévben a nemzeti és etnikai kisebbségek jogairól szóló 1993. évi LXXVII. törvény 43. §-ának (4) bekezdése szerinti létszám 65%-át,
– amennyiben egy osztályban nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoport van, amely eléri az előző bekezdés szerinti létszámot, úgy a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportot is beleértve kell elérnie az osztály átlaglétszámának a Közokt. tv. 3. számú mellékletében meghatározott csoport, illetve osztály átlaglétszám 65%-át.
– a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok a nem nemzetiségi csoportokkal, osztályokkal is egybeszámíthatók az átlaglétszám-feltételek teljesülésének érdekében.

2.1.4. Nem vehető igénybe a közoktatási feladatra támogatás a Kiegészítő szabályok 2.1.1.–2.1.3. pontjai szerinti feltételeket teljesítő,

– 2009. január 1-jét követően intézményi társulás vagy többcélú kistérségi társulás fenntartásába kerülő, továbbá
– 2009. január 1-jét követően a Közokt. tv. 121. § (1) bekezdése szerinti intézményátszervezésben érintett

közoktatási intézményekbe járó gyermekek, tanulók után, ha

a) a fenntartó intézményi társulás székhely települése nem egyezik meg a közoktatási intézmény székhelye szerinti településsel, vagy

b) az általános iskolai feladatot is ellátó – intézményi társulás vagy többcélú kistérségi társulás által fenntartott – közoktatási intézmény a székhelye szerinti településen nyolc évfolyamnál kevesebb évfolyammal működik, vagy

c) a fenntartó intézményi társulás ugyanazon közoktatási feladat ellátására (óvodai nevelés, általános iskolai nevelés-oktatás, középfokú oktatás) több önálló OM azonosítóval rendelkező intézményt tart fenn.

A fenti esetekben az intézményi társulásban tag önkormányzatokat – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

2.2. A Kiegészítő szabályok 2.1. pont szerinti feltételeket nem teljesítő óvodákat és általános iskolákat fenntartó intézményi társulásban tag önkormányzatokat az ebben a pontban meghatározott esetekben – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe lehet venni. Ezen intézményekbe járó gyermekek, tanulók után azonban a közoktatási feladatra támogatás nem igényelhető.

2.2.1. Ha az óvoda fenntartásáról intézményi társulás vagy a többcélú kistérségi társulás gondoskodik, úgy az óvodai csoportok átlaglétszáma két fővel lehet kevesebb a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak:

– a 2009/2010. nevelési évben indított valamennyi óvodai csoportban a 75%-ánál.

2.2.2. Ha az általános iskola fenntartásáról intézményi társulás vagy a többcélú kistérségi társulás gondoskodik, úgy az általános iskolákban az osztályok átlaglétszáma két fővel lehet kevesebb a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak:

– a 2009/2010. tanévben indított 1–4. és 5–8. évfolyamon együttesen a 75%-ánál.

2.2.3. Ha az óvoda, iskola fenntartásáról legalább 3 települési önkormányzat társulásban gondoskodik:

– a 2009/2010. nevelési évben az óvodai csoportok és az általános iskola 1–4. évfolyam esetén a csoportok, illetve az osztályok átlaglétszáma együttesen eléri legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport/osztály átlaglétszámnak az 50%-át,

– amennyiben az 5–8. évfolyamon az oktatás egy ellátási helyen történik, úgy 2009/2010. tanévben az 5–8. évfolyam esetén az osztályok átlaglétszáma együttesen eléri legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak az 50%-át.

2.3. A gyermekek, tanulók számának meghatározása az átlaglétszám-számítás és a támogatás szempontjából:

2.3.1. Az átlaglétszám számításánál az önálló OM azonosítóval rendelkező intézmény tekintendő egy intézménynek. Az átlaglétszám számítás és támogatás szempontjából az azonosító számmal rendelkező tanulók és alkalmazottak, valamint az óvodai nevelésben és korai fejlesztésben, gondozásban részesülő gyermekek vehetők figyelembe.

2.3.2. A gyermekek, tanulók létszámának számításánál a Közokt. tv. 1. számú melléklet Második rész 1. *a), b), d)* és *f)* pontjaiban és a 3. számú melléklete II. rész 3. pontjában foglalt előírásokat is figyelembe kell venni.

2.3.3. Az átlaglétszámot összevont óvodai csoportok esetén az összevont és a nem összevont óvodai csoportokra vonatkozóan együttesen, az általános iskola 1–4. évfolyamán az összevont és a nem összevont osztályokra vonatkozóan együttesen kell teljesíteni. Az összevont csoportokat, illetve 1–4. évfolyamon az összevont osztályokat egy csoportként, illetve osztályként kell figyelembe venni.

2.3.4. Az 5–8. évfolyamon az osztályösszevonás az átlaglétszám-számítás és a támogatás szempontjából nem elismerhető. Ezen intézményeket fenntartó önkormányzatokat nem lehet a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe venni.

2.3.5. A gyógypedagógiai nevelés, oktatás céljából létrehozott csoportokat, osztályokat az átlaglétszám-számítás és a támogatás szempontjából figyelmen kívül kell hagyni.

2.3.6. A Magyar Köztársaság Kormánya és az Észak-atlanti Szerződés Szervezete közötti, a NATO Légiszállítást Kezelő Szervezetnek a Magyar Köztársaság területén való településéről és működéséről szóló Megállapodás kihirdetéséről szóló 2008. évi XXXIV. törvény szerinti szerződés alapján Magyarországra érkező delegáció gyermekei és tanulói részére szervezett csoportokat, osztályokat az átlaglétszám és a támogatás szempontjából figyelmen kívül kell hagyni.

2.3.7. Azon települési önkormányzat, amelynek a területén – önkormányzati fenntartásban – nem működik közoktatási intézmény vagy intézményegység, az átlaglétszám-számítás és a támogatás szempontjából az egyes óvodai, iskolai évfolyamok tekintetében legfeljebb egy intézményfenntartó társulás tagjaként vehető figyelembe.

2.3.8. Azon települési önkormányzatot, amely önállóan is tart fenn óvodát, illetve általános iskolát, kizárólag abban az esetben lehet közoktatási intézményi társulás tagjaként átlaglétszám-számítás és a támogatás szempontjából figyelembe venni, ha más, területén működő óvodát, illetve általános iskolát intézményi társulás székhelyeként tart fenn.

2.3.9. Az óvodai nevelésben részesülő azon gyermekek után is igénybe vehető támogatás, akik 2009. december 31-éig a harmadik életévüket betöltik és a 2009/2010. nevelési évben legkésőbb december 31-éig az óvodai nevelést igénybe veszik.

2.3.10. Az első nevelési évet kezdő óvodások között két gyermekként kell figyelembe venni azokat a bölcsődés korú, második életévüket betöltő gyermekeket is, akiknek nevelését a Közokt. tv. 33. §-ának (14) bekezdése szerint – a 2009. szeptember 1-jétől indítható – egységes óvoda-bölcsőde intézmény keretei között biztosítják.

2.4. A közoktatási intézményi feladat az egyes települések tekintetében akkor tekinthető ellátottnak, ha a településen található valamennyi – önkormányzat, intézményi társulás vagy többcélú kistérségi társulás fenntartásában levő – közoktatási intézmény 2009. évben teljesíti a 2008. évi Kvtv. 8. számú mellékletében foglalt és a Kiegészítő szabályok 2.1. vagy 2.2. pontja szerinti átlaglétszám-feltételeket.

2.5. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások kizárólag az olyan intézményben ellátottak, oktatottak után vehetők igénybe, amelynek alapító okiratában az igényjogosultságot megalapozó tevékenység szerepel, továbbá OM azonosítóval rendelkezik, a közoktatási információs rendszer adatbázisába bejelentkezett és nyilvántartásba vették. Az intézményi társulások esetében további feltétel az érintett nevelési-oktatási intézmény írásos megállapodásban rögzített közös alapítása és/vagy megállapodás alapján közös üzemeltetése, az intézmény költségvetésének közös meghatározása.

2.6. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások igénybevétele és az elszámolás a nevelési-oktatási feladatoknak megfelelő közoktatási statisztikai adatokra és az azt megalapozó előírt tanügyi okmányokra vagy a hozzájárulást megalapozó okmányokra épül.

2.7. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások a tanulói jogviszony szünetelése esetén nem igényelhetők.

2.8. A közoktatási intézményi feladat esetében a feladat ellátásához kapcsolódó támogatások megállapítása – az iskolabusszal utaztatott gyermekek, tanulók számának és az ehhez kapcsolódó támogatás meghatározásának kivételével – a tervezésnél a többcélú kistérségi társulás által közölt tényleges – a tárgyévet megelőző év október 1-jei közoktatási statisztikai adatok –, illetve a költségvetési évben induló tanévre becsült, tanévi nyitó létszámok figyelembevételével történik. Az elszámolásnál az intézményi társulás, illetve többcélú kistérségi társulás szintjén figyelembe vett ellátottak, oktatottak 2008/2009. tanévi nyitó létszámát és a 2009/2010. tanévi nyitó létszámát kell figyelembe venni.

Az iskolabusszal utaztatott gyermekek, tanulók után a szolgáltatás megkezdésének hónapjától támogatás vehető igénybe:

- a 2008/2009. tanév tekintetében időarányosan, legfeljebb 8 hónapra,
- a 2009/2010. tanév tekintetében időarányosan, legfeljebb 4 hónapra.

Az elszámolásnál az intézményi társulás, illetve többcélú kistérségi társulás szintjén figyelembe vett, a 2008/2009. tanévben és a 2009/2010. tanévben utaztatott gyermekek, tanulók számát kell figyelembe venni a közoktatási intézmények vezetőjének adatszolgáltatása alapján.

2.9. A közoktatási szakszolgálati feladatok közül a logopédiai ellátás, gyógytestnevelés, gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, és fejlesztő felkészítés esetében az ellátottak után igényelt támogatás elszámolása a következők szerint történik: az ellátottak

- 2009. január 1-je és 2009. augusztus 31-e közötti száma: az ezen időszakban a felösszesített heti ellátotti létszám osztva a 2009. év ellátási heteinek számával,
- 2009. szeptember 1-je és 2009. december 31-e közötti száma: az ezen időszakban a felösszesített heti ellátotti létszám osztva a 2009. év ellátási heteinek számával.

Ellátási hétnek

- 2009. január 1-jétől 2009. június 30-áig tartó időszakra vonatkozó tanítási heteket, továbbá
- 2009. szeptember 1-jétől 2009. december 31-éig tartó időszakra vonatkozó tanítási heteket tekintjük.

Az ellátotti létszámban egy héten egy gyermek, tanuló csak egyszer vehető figyelembe.

3. A szociális és gyermekjóléti feladatok ellátásához kapcsolódó támogatásokkal összefüggő szabályok

3.1. A többcélú kistérségi társulás a 2.4. pontban foglalt szociális alapszolgáltatási feladatok ellátását biztosíthatja:

- intézményfenntartóként,
- szervező tevékenységével létrehozott olyan – a Ttv. 8., 9. és 16. §-a szerinti – intézményi társulások útján, melyek:
  = lakosságszáma az étkeztetés, családsegítés, házi segítségnyújtás és nappali ellátás alapszolgáltatási feladatok esetében legalább 3 000 fő. Amennyiben ez azért nem teljesíthető, mert a többcélú kistérségi társulásban a feladatot vállaló önkormányzatok együttes lakosságszáma nem éri el a 3 000 főt, úgy közvetlenül a többcélú kistérségi társulásnak kell a feladatellátást biztosítania,
  = a jelzőrendszeres házi segítségnyújtás, mint alapszolgáltatási feladat esetében megfelelnek a Szoctv.-ben előírt feladatszervezési előírásoknak,
  = feladatellátásában részt vevő önkormányzatok önállóan e feladat ellátását nem biztosíthatják, nem rendelkezhetnek az adott feladat ellátásához kapcsolódó működési engedéllyel,
- a Szoctv. 120–122. §-a alapján kötött szerződés útján, kivéve a 2.4. *a)* pont szerinti szociális étkeztetést, továbbá
- írásban kötött külön megállapodás keretében, a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján, kivéve a 2.4. *a)* pont szerinti szociális étkeztetést.

3.2. Amennyiben a többcélú kistérségi társulás a 2.4. pontban foglalt szociális alapszolgáltatási feladatok ellátásáról – külön megállapodás keretében – a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján gondoskodik, úgy a többcélú kistérségi társulás társulási megállapodásában ezt rögzíteni szükséges. Az adott feladat ellátására a többcélú kistérségi társulással külön megállapodást kötő önkormányzat vagy intézményének működési engedélye legalább további két települési önkormányzat közigazgatási területére kell kiterjednie, és így a települések lakosságszámának együttesen legalább 3 000 főnek kell lennie. További feltétel, hogy azon önkormányzatok és intézményeik, melyek területén a többcélú kistérségi társulás a szociális alapszolgáltatás(ok) biztosításáról – külön megállapodás keretében – gondoskodik, nem rendelkezhetnek az adott szociális alapszolgáltatás(ok) ellátásához kapcsolódó működési engedéllyel.

3.3. A 2.4. *a)* pont szerinti szociális étkeztetés esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma osztva 251-gyel, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója, nyilvántartása alapján naponta összesített ellátottak számának alapulvételével számított éves ellátotti létszám osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.

3.4. A 2.4. *c)* pont szerinti házi segítségnyújtás esetén az ellátottak számának meghatározása tervezéskor az ellátottak éves becsült száma osztva 251-gyel, elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak számának alapulvételével számított éves ellátotti létszám osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.

3.5. A 2.4. *d)* pont szerinti jelzőrendszeres házi segítségnyújtás esetén az ellátottak számának meghatározása tervezéskor az ellátottak éves becsült száma osztva 365-tel, elszámoláskor a jelzőrendszeres házi segítségnyújtásban részesítettek számának alapulvételével, a nyilvántartásban részt vevők száma osztva 365-tel. Amennyiben egy jelzőkészülék több ellátottat szolgál, az elszámolásnál egy fő vehető figyelembe.

3.6. A 2.4. *e)* pont szerinti nappali ellátás esetén az ellátottak számának meghatározása: tervezéskor az ellátottak becsült éves száma osztva 251-gyel, elszámolásnál az időskorúak, a hajléktalanok, a demens, valamint a fogyatékos személyek estében a naponta ellátottak, a pszichiátriai és a szenvedélybetegek esetében a Szoctv. 94/B. §-a, illetve a 94/D. §-a szerinti, az intézménnyel megállapodást kötött ellátottak – gondozási napló (esemény-, illetve látogatási napló) alapján naponta összesített – számának (a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap) alapulvételével számított éves ellátotti létszám osztva 251-gyel. A hozzájárulás az éves átlaglétszámra a működési engedélyben szereplő létszám erejéig vehető figyelembe. A hajléktalanok számára nappali ellátást nyújtó intézményben (nappali melegedő) az elszámolás alapja a külön jogszabályban meghatározott látogatási napló alapján számított létszám, amely naponként nem lehet több a működési engedélyben szereplő férőhelyszám háromszorosánál.

3.7. A többcélú kistérségi társulás a 2.6. pontban foglalt gyermekjóléti alapellátási feladatok ellátásáról gondoskodhat:

- intézményfenntartóként,
- szervező tevékenységével létrehozott olyan Ttv. 8., 9. és 16. §-a szerint létrehozott intézményi társulások útján, melyek:
  - = lakosságszáma legalább 5 000 fő. Amennyiben ez azért nem teljesíthető, mert a többcélú kistérségi társulásban a feladatot vállaló önkormányzatok együttes lakosságszáma nem éri el az 5 000 főt, úgy közvetlenül a többcélú kistérségi társulásnak kell a feladatellátást biztosítania,
  - = feladatellátásában részt vevő önkormányzatok önállóan e feladat ellátását nem biztosíthatják, nem rendelkezhetnek az adott feladat ellátásához kapcsolódó működési engedéllyel,
- a Gyvt. 96–97. §-a alapján kötött szerződés útján, továbbá
- írásban kötött külön megállapodás keretében, a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján.

3.8. Amennyiben a többcélú kistérségi társulás a 2.6. pontban foglalt feladatokról – külön megállapodás keretében – a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján gondoskodik, úgy a többcélú kistérségi társulás társulási megállapodásában ezt rögzíteni szükséges. Az adott feladat ellátására a többcélú kistérségi társulással külön megállapodást kötő önkormányzat vagy intézményének működési engedélye legalább további két települési önkormányzat közigazgatási területére kell kiterjednie, és így a települések lakosságszámának együttesen legalább 5 000 főnek kell lennie. További feltétel, hogy azon önkormányzatok és intézményeik, melyek területén a többcélú kistérségi társulás a gyermekjóléti alapellátás(ok) biztosításáról – külön megállapodás keretében – gondoskodik, nem rendelkezhetnek az adott gyermekjóléti alapellátás(ok) ellátásához kapcsolódó működési engedéllyel.

3.9. Amennyiben a többcélú kistérségi társulás a 2.5. pont szerinti gyermekek átmeneti gondozási feladatról a feltételeknek megfelelően gondoskodik és a feladat ellátásához e fejezet szerint normatív támogatásban részesül, úgy a 2.6. pont szerinti gyermekek átmeneti gondozása alapellátási feladatra támogatás nem igényelhető.

3.10. A 2.3. és 2.5. pont szerinti feladatoknál az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak becsült éves gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

3.11. Gondozási nap: egy ellátott egy napi intézményi ellátása (tartós és átmeneti szociális intézményben, bölcsődében, családi napköziben, gyermekek átmeneti gondozását biztosító és gyermekvédelmi szakellátást nyújtó intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony – a kórházi és a gyermekvédelmi szakellátást kivéve – egy évi folyamatos távollét esetén megszűnik.

3.12. A 2.3.–2.6. pontokban szereplő feladatok után abban az esetben igényelhető a 2.3.–2.6. pontok szerinti támogatás a teljes költségvetési évre, ha az e pontokban foglalt feltételeket teljesítő szolgáltató legkésőbb 2009. január 31-én rendelkezik a személyes gondoskodást nyújtó szociális intézmény és a falugondnoki szolgálat működésének engedélyezéséről, továbbá a szociális vállalkozás engedélyezéséről szóló 188/1999. (XII. 16.) Korm. rendelet, illetve a gyermekjóléti és gyermekvédelmi szolgáltató tevékenység engedélyezéséről, valamint a gyermekjóléti és gyermekvédelmi vállalkozói engedélyről szóló 259/2002. (XII. 18.) Korm. rendelet szerinti érvényes és hatályos működési engedéllyel.
Amennyiben a feladatellátás év közben kezdődik meg, illetve a fenntartó a feladat ellátásához szükséges működési engedélyt év közben szerzi meg, vagy az ellátási terület bővül, úgy az ellátott feladatok, illetve a feladatellátáshoz csatlakozó települések után időarányos támogatás igényelhető. Ebben az esetben a támogatási jogosultság kezdete a működési engedély hatálybalépését követő hónap első napja.
A 2.3. és a 2.5. pont szerinti feladatok esetében a támogatás igénybevételének további feltétele, hogy a feladatot ellátó intézmény(ek) működési engedélye(i) legalább a Kiegészítő szabályok 1.1. pontja szerinti településekre kiterjedjen(ek).

3.13. Amennyiben a többcélú kistérségi társulás a 2.3.–2.6. pontokban foglalt feladatok ellátását a Ttv. 8. §-a, 9. §-a és 16. §-a szerinti intézményi társulás útján biztosítja, úgy a jogosultságot a közigazgatási hivatal vezetőjének nyilatkozatával kell igazolni, amelynek tartalmaznia kell, hogy a megállapodás törvényes, és a működési engedély egy példányával a társulásban részt vevő valamennyi önkormányzatnak rendelkeznie kell.

3.14. A szociális étkeztetéshez, házi segítségnyújtáshoz kapcsolódó támogatás nem igényelhető azonos időszakban, ugyanazon ellátott után a nappali ellátáshoz kapcsolódó támogatással.

3.15. A jelzőrendszeres házi segítségnyújtáshoz kapcsolódó támogatás igényelhető, ugyanazon ellátott után a szociális étkeztetéshez, házi segítségnyújtáshoz, illetve a nappali ellátáshoz kapcsolódó támogatásokkal együtt is.

4. A mozgókönyvtári és közművelődési feladatok ellátásához kapcsolódó támogatással összefüggő szabályok

A többcélú kistérségi társulás abban az esetben igényelheti a támogatást, ha legalább négy, nyilvános könyvtárral nem rendelkező – könyvtári szolgáltató hely kialakítását biztosító – települési önkormányzat számára az alábbiak szerint biztosítja a mozgókönyvtári szolgáltatásokat:

- A nyilvános könyvtárral nem rendelkező települési önkormányzatok nyilvános városi vagy a megyei könyvtártól (a továbbiakban: szolgáltató) megrendelik a könyvtári szolgáltatásokat. A többcélú kistérségi társulás szerződést köt a szolgáltatóval.
- A nyilvános könyvtárral nem rendelkező önkormányzatok (vagy a többcélú kistérségi társulás) könyvtári szolgáltató hely kialakításáról gondoskodnak, amelyekben a szolgáltató által kiszállított könyvtári állomány elhelyezhető, a könyvtári eszközök biztonságos tárolása megoldható, és ahol a megrendelt könyvtári szolgáltatások fogadhatók.
- A többcélú kistérségi társulás gondoskodik a megrendelt könyvtári szolgáltatásokhoz szükséges egyéb feltételek biztosításáról, különösen a nyilvános könyvtár és a könyvtári szolgáltató hely közötti információcseréről, a megrendelések fogadásáról, a dokumentumáramlást biztosító szállítóeszköz működtetéséről.
- A többcélú kistérségi társulás a támogatásból hozzájárulhat a szolgáltató könyvtár által kialakított kistérségi információs portál működtetéséhez is – kapcsolódva a Rokka (kulturális fonál) és a Portál programhoz.

5. A belső ellenőrzési feladatok ellátásához kapcsolódó támogatással összefüggő szabályok

5.1. A többcélú kistérségi társulás a belső ellenőrzési feladat ellátásáról

- saját feladatellátás esetén intézményfenntartással, vagy munkaszervezeti feladatellátás keretében (önálló munkaszervezetében, vagy a munkaszervezet feladatával megbízott önkormányzati hivatal szervezeti egységében), illetve külső erőforrás bevonásával,
- intézményi társulás(ok) útján

gondoskodik.

5.2. Amennyiben a többcélú kistérségi társulás a belső ellenőrzés biztosításáról intézményi társulások útján gondoskodik, úgy az egyes intézményi társulásban legalább hét települési önkormányzatnak részt kell vennie. A többcélú kistérségi társulás az intézményi társulások szakmai munkáját az ellenőrzési programok készítésére, az ellenőrzés lebonyolítására, realizálására vonatkozó belső ellenőrzési módszertan összehangolásával segíti.

5.3 A támogatásnál elismerhető költségvetési szervek száma meghatározásánál figyelembe veendő időpontok:

- Az 1.2. pontban meghatározott feltételek 2009. január 31-éig történő teljesítése esetén 2009. január 31-e.
- A 2009. január 31-ét követően megkezdett feladatellátás esetén, az azt megelőző hónap utolsó napja.

Millió forintban

LXIII. MUNKAERŐPIACI ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Egyenleg
1						Aktív támogatások								
	1						Foglalkoztatási és képzési támogatások					46 009,6		
	2						Foglalkoztathatóság EU-s társfinanszírozása					1 800,0		
	3						Közmunka céljára pénzeszköz átadás					2 000,0		
	4						TÁMOP 1.1 Munkaerőpiaci szolgáltatások és támogatások					22 477,0		
	5						TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások					9 110,1		
	6						Társadalmi párbeszéd programok					1 999,4		
	7						Járulékkedvezmény megtérítés					5 000,0		
2						Szakképzési és felnőttképzési támogatások								
	1						Szakképzési és felnőttképzési célú kifizetések					24 533,8		
3						Rehabilitációs célú munkahelyteremtő támogatás						4 000,0		
4						Passzív kiadások								
	1						Álláskeresési támogatások					100 040,0		
	2						Vállalkozói járadék					1 680,0		
	3						Jövedelempótló támogatás					1,0		
	4						Nyugdíjbiztosítási Alapnak átadás					2 560,0		
5						Bérgarancia kifizetések						5 250,0		
6						Működtetési célú kifizetések								
	1						Az alapkezelőnek átadott pénzeszköz					402,7		
	2						Állami Foglalkoztatási Szolgálatnak átadott pénzeszköz					22 314,2		
	3						Állami Foglalkoztatási Szolgálat fejlesztési program					1 577,6		
	4						Állami Foglalkoztatási Szolgálat központosított kerete					237,5		
	5						Országos Munkavédelmi és Munkaügyi Főfelügyelőségnek pénzeszköz átadás					2 249,3		
	6						Nemzeti Szakképzési és Felnőttképzési Intézetnek pénzeszköz átadás					2 616,4		
	7						Országos Foglalkoztatási Közalapítványnak pénzeszköz átadás					961,1		
	8						Tranzakciós díj					120,0		
7						Költségvetési befizetés								
	1						Megváltozott munkaképességű személyek foglalkoztatásának támogatása					53 000,0		
	2						Egyéb költségvetési befizetés					101 848,7		
	3						Közcélú munkavégzés járuléka					3 750,0		
8						Közcélú munkavégzés járuléktartaléka						3 750,0		
22						Munkaadói járulék							216 900,0	
23						Munkavállalói járulék							99 200,0	
24						Vállalkozói járulék							14 000,0	
25						TÁMOP intézkedések bevételei							23 797,0	
26						Egyéb bevétel								
	1						Területi egyéb bevétel						1 000,0	
	2						Központi egyéb bevétel						4 500,0	
	3						Szakképzési és felnőttképzési egyéb bevétel						500,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	ALAP Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	2009. évi előirányzat Bevétel	2009. évi előirányzat Egyenleg
28						Rehabilitációs hozzájárulás							16 080,0	
29						Rehabilitációs célú munkahelyteremtő támogatás törlesztése							1,4	
31						Szakképzési hozzájárulás							42 300,0	
33						Bérgarancia támogatás törlesztése							1 010,0	
											Összesen:	*419 288,4*	*419 288,4*	

LXV. SZÜLŐFÖLD ALAP

1						Önkéntes befizetések, adományok							0,1	
2						Költségvetési támogatás								
	1						Adomány-kiegészítés						1 000,0	
4						Alapból nyújtott támogatás								
	2						Egyéb támogatások					900,1		
5						Alapkezelő működési költségei						100,0		
											Összesen:	*1 000,1*	*1 000,1*	

LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP

1						Kis- és közepes aktivitású hulladéktárolók létesítésének előkészítése								
	1						Kis- és közepes aktivitású hulladéktároló létesítésének előkészítése					6 781,9		
	2						Püspökszilágyi RHFT beruházásai					311,3		
2						Nagy aktivitású hulladéktároló telephely kiválasztás						300,0		
3						Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása								
	1						Kiégett Kazetták Átmeneti Tárolójának bővítése					1 522,6		
4						Nukleáris létesítmények leszerelésének előkészítése								
	1						Paksi Atomerőmű leszerelésének előkészítése					501,0		
5						Hulladéktárolók és az RHK Kht. üzemeltetési kiadásai						3 393,2		
6						Társadalmi ellenőrzési és információs társulások támogatása						994,1		
7						Alapkezelőnek működési célra						130,0		
8						Nukleáris létesítmények befizetései								
	1						Paksi Atomerőmű Rt.						22 827,5	
9						Radioaktív hulladékok végleges, eseti elhelyezése							6,5	
10						Költségvetési támogatás							10 080,0	
11						Egyéb bevételek							1,1	
											1–11. cím összesen:	*13 934,1*	*32 915,1*	*18 981,0*

											ALAP	2009. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Egyenleg
50						A Központi Nukleáris Alap függő, átfutó és hitellel kapcsolatos tételei								
	1						Betétállomány változása					18 981,0		
											Összesen:	*32 915,1*	*32 915,1*	

LXVII. NEMZETI KULTURÁLIS ALAP

1						Nemzeti és egyetemes értékek létrehozásának, megőrzésének, terjesztésének támogatása						2 856,7		
2						Évfordulók, hazai fesztiválok és rendezvények, valamint azokon való részvétel támogatása						1 382,6		
3						Nemzetközi fesztiválok, rendezvények és azokon való részvétel támogatása						2 095,6		
4						Művészeti alkotások új irányzatai, új kulturális kezdeményezések támogatása						285,1		
5						Kultúrával kapcsolatos tudományos kutatások támogatása						46,2		
6						Épített örökség, építőművészet támogatása						351,1		
7						Kultúrateremtő, -közvetítő, valamint egyéni és közösségi tevékenységek támogatása						912,5		
8						Szakmai díjazásához való hozzájárulás						7,7		
9						Nemzetközi tagdíjak						1,5		
10						Működési kiadások						876,0		
11						Kulturális járulék							8 700,0	
12						Egyéb bevételek							115,0	
											Összesen:	*8 815,0*	*8 815,0*	

LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP

1						Rendszeres befizetés							6,0	
3						Költségvetési támogatás							17,4	
6						Működési kiadások						23,4		
											Összesen:	*23,4*	*23,4*	

LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP

1						Hazai innováció támogatása						41 897,3		
2						A nemzetközi együttműködésben megvalósuló innováció támogatása						10 000,0		
4						A tudományos és technológiai attasék munkájának támogatása						436,1		
5						A Nemzeti Kutatásnyilvántartási Rendszer támogatása						87,0		
6						Tudomány- és Technológiapolitikai Tanácsadó Testület munkájának támogatása						50,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	ALAP 2009. évi előirányzat Kiadás	Bevétel	Egyenleg
7						Alapkezelőnek átadott pénzeszköz						2 515,9		
8						Új fejlesztési tervekre való felkészülés, értékelés						70,0		
19						Innovációs járulék							26 292,5	
20						Költségvetési támogatás							28 695,1	
21						Visszterhes támogatások törlesztései							217,0	
22						Egyéb bevétel							705,0	
23						Európai Szén- és Acélipari Kutatási Alap magyar hozzájárulása						853,3		
											Összesen:	*55 909,6*	*55 909,6*	

<u>10. számú melléklet a 2008. évi CII. törvényhez</u>

AZ ELKÜLÖNÍTETT ÁLLAMI PÉNZALAPOK ÖSSZEVONT MÉRLEGE

Millió forintban

Megnevezés	2009. évi előirányzat KIADÁSOK	BEVÉTELEK	*Bevételből költségvetési támogatás*	EGYENLEG
LXIII. MUNKAERŐPIACI ALAP	419 288,4	419 288,4	*0,0*	0,0
LXV. SZÜLŐFÖLD ALAP	1 000,1	1 000,1	*1 000,0*	0,0
LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP	13 934,1	32 915,1	*10 080,0*	18 981,0
LXVII. NEMZETI KULTURÁLIS ALAP	8 815,0	8 815,0	*0,0*	0,0
LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP	23,4	23,4	*17,4*	0,0
LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP	55 909,6	55 909,6	*28 695,1*	0,0
Összesen	**498 970,6**	**517 951,6**	***39 792,5***	**18 981,0**

11. számú melléklet a 2008. évi CII. törvényhez

Millió forintban

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	 Bevétel	 Támogatás

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP

1						Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek								
	1						Munkáltatói nyugdíjbiztosítási járulék						1 920 826,0	
	2						Biztosítotti nyugdíjjárulék							
		1						Biztosított által fizetett nyugdíjjárulék					326 574,3	
		3						Magánnyugdíjpénztárak átutalásai						
			1						Rokkantsági nyugellátás				5 000,0	
			2						Pénztártagok visszalépése				15 000,0	
	3						Egyéb járulékok és hozzájárulások							
		2						Megállapodás alapján fizetők járulékai					1 686,5	
		5						Közteherjegy után befolyt járulék					3 261,8	
		9						Rendvédelmi szervek és a Magyar Honvédség kedvezményes nyugellátásainak kiadásaihoz hozzájárulás						
			1						Honvédelmi Minisztérium fejezettől				23 305,1	
			2						Önkormányzati Minisztérium fejezettől				1 440,0	
			3						Igazságügyi és Rendészeti Minisztérium fejezettől				40 344,8	
			4						Pénzügyminisztérium fejezettől				2 347,9	
			5						Miniszterelnökség fejezettől				2 044,2	
		10						MPA által START kártya kiegészítés					4 137,9	
		11						Korkedvezmény-biztosítási járulék					8 572,9	
		12						GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az E. Alaptól átvett pénzeszköz					21 605,0	
	5						Késedelmi pótlék, bírság						9 673,4	
	6						Központi költségvetési hozzájárulások							
		3						GYES-ben, GYET-ben és rehabilitációs járadékban részesülők utáni központi költségvetési térítés					19 012,6	
		4						Magánnyugdíjpénztárba átlépők miatti járulék-kiesés pótlására költségvetési támogatás					354 099,1	
		5						Központi költségvetésben tervezett pénzeszköz-átadás					217 542,8	
		6						Korkedvezmény-biztosítási járulék címen átvett pénzeszköz					9 295,0	
	7						Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		3						Kifizetések visszatérülése és egyéb bevételek					11 827,2	
2						Nyugdíjbiztosítási ellátások kiadásai								
	1						Nyugellátások							
		1						Öregségi nyugdíj				1 804 150,0		
		2						Rokkantsági és baleseti rokkantsági nyugdíj				654 330,0		
		3						Hozzátartozói nyugellátás				339 580,0		
		4						Egyösszegű méltányossági kifizetések						
			2						Egyszeri segély			150,0		
		5						Rehabilitációs járadék				4 120,0		
		6						Tizenharmadik havi nyugdíj				165 577,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
	4						Nyugdíjbiztosítás egyéb kiadásai							
		4						Egyéb, ellátáshoz kapcsolódó kiadások						
			2						Postaköltség			6 013,0		
			3						Egyéb kiadások			507,0		
3						Vagyongazdálkodás								
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					5,0	10,0	
5						Nyugdíjbiztosítási költségvetési szervek és központi kezelésű előirányzatok								
	1						Központi hivatali szerv							4 187,6
				1						Működési költségvetés			1 638,0	
					1						Személyi juttatások	1 647,1		
					2						Munkaadókat terhelő járulékok	501,4		
					3						Dologi kiadások	3 410,2		
					5						Egyéb működési célú támogatások, kiadások	50,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	185,7		
				3						Kölcsönök		31,2		
	2						Igazgatási szervek							18 986,7
				1						Működési költségvetés			62,0	
					1						Személyi juttatások	12 441,5		
					2						Munkaadókat terhelő járulékok	3 904,6		
					3						Dologi kiadások	2 702,6		
											LXXI. fejezet összesen:	*2 999 306,5*	*2 999 306,5*	*23 174,3*
											EGYENLEG :	*0,0*		

12. számú melléklet a 2008. évi CII. törvényhez

Millió forintban

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
											LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP			
1						Egészségbiztosítási ellátások fedezetéül szolgáló bevételek								
	1						Munkáltatói egészségbiztosítási járulék						419 804,8	
	2						Biztosítotti egészségbiztosítási járulék						464 046,0	
	3						Egyéb járulékok és hozzájárulások							
		1						Egészségügyi szolgáltatási járulék					10 919,5	
		2						Megállapodás alapján fizetők járulékai					213,0	
		4						Munkáltatói táppénz hozzájárulás					24 159,5	
		5						Közteherjegy után befolyt járulék					806,7	
		10						MPA által Start kártya kiegészítés					862,1	
	4						Egészségügyi hozzájárulás							
		1						Tételes egészségügyi hozzájárulás					91 581,0	
		2						Százalékos mértékű egészségügyi hozzájárulás					27 624,0	
	5						Késedelmi pótlék, bírság						4 897,9	
	6						Központi költségvetési hozzájárulások							
		1						Terhességmegszakítással kapcsolatos költségvetési térítés					1 600,0	
		2						Egészségügyi feladatok ellátásával kapcsolatos központi költségvetési hozzájárulás					3 900,0	
		6						Központi költségvetésből járulék címen átvett pénzeszköz					313 641,0	
	7						Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		1						Terhességmegszakítás egyéni térítési díja					740,0	
		2						Baleseti és egyéb kártérítési megtérítések					4 879,4	
		3						Kifizetések visszatérítése és egyéb bevételek					1 994,0	
		7						Gyógyszergyártók és forgalmazók befizetései						
			1						Szerződések szerinti gyógyszergyártói és forgalmazói befizetések				4 000,0	
			2						Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek				31 500,0	
		8						Nemzetközi egyezményből eredő ellátások megtérítése						
			1						EU tagállamokkal kapcsolatos elszámolások				315,0	
			2						Nem EU tagállamokkal kapcsolatos elszámolások				20,0	
		11						Egészségügyi szolgáltatók visszafizetése					250,0	
2						Egészségbiztosítási ellátások kiadásai								
	2						Egészségbiztosítás pénzbeli ellátásai							
		1						Terhességi-gyermekágyi segély				39 209,2		
		2						Táppénz						
			1						Táppénz			90 844,7		
			2						Gyermekápolási táppénz			4 680,6		
			3						Baleseti táppénz			7 317,9		
		3						Betegséggel kapcsolatos segélyek						
			1						Külföldi gyógykezelés			820,0		
			4						Egyszeri segély			450,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	Bevétel	Támogatás
		4						Kártérítési járadék				982,6		
		5						Baleseti járadék				8 260,8		
		6						Gyermekgondozási díj				90 021,0		
	3						Természetbeni ellátások							
		1						Gyógyító-megelőző ellátás						
			1						Háziorvosi, háziorvosi ügyeleti ellátás			77 611,5		
			2						Védőnői szolgáltatás, anya-, gyermek és ifjúságvédelem			18 554,3		
			3						Fogászati ellátás			23 152,2		
			4						Gondozóintézeti gondozás			4 735,4		
			5						Betegszállítás és orvosi rendelvényű halottszállítás			6 061,1		
			8						Művesekezelés			23 433,5		
			9						Otthoni szakápolás			4 630,2		
			11						Működési költségelőleg			500,0		
			13						Célelőirányzatok			623,0		
			15						Mentés			22 865,9		
			17						Laboratóriumi ellátás			20 700,4		
			18						Összevont szakellátás			524 715,1		
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				4 627,3		
		3						Anyatej-ellátás				300,0		
		4						Gyógyszertámogatás						
			1						Gyógyszertámogatás kiadásai			300 040,0		
			2						Speciális beszerzésű gyógyszerkiadás			9 000,0		
			4						Gyógyszertámogatás céltartalék			29 500,0		
			5						Méltányossági gyógyszertámogatás kiadása			4 500,0		
		5						Gyógyászati segédeszköz támogatás						
			1						Kötszertámogatás			4 794,4		
			2						Gyógyászati segédeszköz kölcsönzés támogatása			650,0		
			3						Egyéb gyógyászati segédeszköz támogatás			37 005,7		
		6						Utazási költségtérítés				4 500,0		
		7						Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai						
			1						EU tagállamokkal kapcsolatos elszámolások			2 800,0		
			2						Nem EU tagállamokkal kapcsolatos elszámolások			320,0		
			3						Külföldi sürgősségi gyógykezelés			400,0		
	4						Egészségbiztosítás egyéb kiadásai							
		4						Egyéb, ellátásokhoz kapcsolódó kiadások						
			1						Kifizetőhelyeket megillető költségtérítés			1 453,9		
			2						Postaköltség			1 404,7		
			3						Egyéb kiadások			625,3		
			4						Orvosspecifikus vények			300,0		
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			500,0		
			6						GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az Ny. Alapnak átadott pénzeszköz			21 605,0		
3						Vagyongazdálkodás								
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					5,0	24,0	
5						Egészségbiztosítási költségvetési szervek és központi kezelésű előirányzatok								
	1						Központi hivatali szerv							19 368,2
				1						Működési költségvetés			412,4	
					1						Személyi juttatások	11 176,5		
					2						Munkaadókat terhelő járulékok	3 549,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2009. évi előirányzat Kiadás	 Bevétel	 Támogatás
					3						Dologi kiadások	3 297,2		
					5						Egyéb működési célú támogatások, kiadások	225,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 502,7		
				3						Kölcsönök		30,0		
	2						Igazgatási szervek							2 261,1
				1						Működési költségvetés			523,7	
					1						Személyi juttatások	406,7		
					2						Munkaadókat terhelő járulékok	26,5		
					3						Dologi kiadások	2 351,6		
8						E. Alap befizetési céltartalék						500,0		
											LXXII. fejezet összesen:	*1 417 566,1*	*1 408 714,0*	*21 629,3*
											Gyógyító-megelőző ellátáshoz bérpolitikai intézkedés fedezete:	*15 824,0*	*15 824,0*	
											LXXII. fejezet mindösszesen:	*1 433 390,1*	*1 424 538,0*	*21 629,3*
											EGYENLEG:		*–8 852,1*	

13. számú melléklet a 2008. évi CII. törvényhez

A TÁRSADALOMBIZTOSÍTÁS PÉNZÜGYI ALAPJAI KÖLTSÉGVETÉSÉNEK MÉRLEGE

Millió forintban

BEVÉTELEK	2009. évi előirányzat
ELLÁTÁSOK FEDEZETÉÜL SZOLGÁLÓ BEVÉTELEK	
Társadalombiztosítási járulékbevételek	2 340 630,8
Biztosítotti nyugdíj- és egészségbiztosítási járulékok	810 620,3
Egyéb járulékok és hozzájárulások	145 706,9
Egészségügyi hozzájárulás	119 205,0
Késedelmi pótlék, bírság	14 571,3
Garancia és hozzájárulás az alapok kiadásaihoz	913 590,5
Központi költségvetési hozzájárulások	5 500,0
Egyéb bevételek	55 525,6
Összesen:	4 405 350,4
VAGYONGAZDÁLKODÁS BEVÉTELEI	34,0
TB KÖLTSÉGVETÉSI SZERVEK SAJÁT BEVÉTELEI	2 636,1
BEVÉTELI FŐÖSSZEG:	**4 408 020,5**
A TÁRSADALOMBIZTOSÍTÁSI ALAPOK EGYENLEGE:	**–8 852,1**

KIADÁSOK	2009. évi előirányzat
TÁRSADALOMBIZTOSÍTÁSI ELLÁTÁSOK KIADÁSAI	
Nyugellátások	
Öregségi nyugdíj	1 804 150,0
Rokkantsági és baleseti rokkantsági nyugdíj	658 450,0
Hozzátartozói nyugellátás	339 580,0
Tizenharmadik havi nyugdíj és egyszeri segély	165 727,2
Nyugellátások összesen:	*2 967 907,2*
Egészségbiztosítás pénzbeli ellátásai	242 586,8
Természetbeni ellátások	1 126 020,0
Egyéb kiadások	32 408,9
Összesen:	4 368 922,9
VAGYONGAZDÁLKODÁS KIADÁSAI	10,0
TB KÖLTSÉGVETÉSI SZERVEK KIADÁSAI	47 439,7
E. ALAP BEFIZETÉSI CÉLTARTALÉK	500,0
KIADÁSI FŐÖSSZEG:	**4 416 872,6**

14. számú melléklet a 2008. évi CII. törvényhez

Az államháztartás alrendszereinek előirányzatairól szóló mellékletekben az alábbi címrendi helyeken, illetve azok alatt szereplő előirányzatok teljesülése módosítás nélkül eltérhet az előirányzattól

1. A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:

I. ORSZÁGGYŰLÉS fejezetben

Magyar Rádió Zrt. műsorterjesztési költségeire (10. cím, 1. alcím)
Magyar Televízió Zrt. műsorterjesztési költségeire (11. cím, 1. alcím)
Duna Televízió Zrt. műsorterjesztési költségeire (12. cím, 1. alcím)

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben

Normatív hozzájárulások (4. cím)
Normatív, kötött felhasználású támogatások (8. cím)

X. MINISZTERELNÖKSÉG fejezetben

Kedvezménytörvény alapján járó oktatási-nevelési támogatás, valamint a szórványoktatás és a csángó magyarok támogatása (9. cím, 4. alcím, 2. jogcím-csoport)
Különféle személyi kifizetések (20. cím, 2. alcím, 1. jogcím-csoport)

XI. ÖNKORMÁNYZATI MINISZTÉRIUM fejezetben

Lakástámogatások (14. cím)

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben

Állat- és növénykártalanítás (10. cím, 6. alcím)

XIII. HONVÉDELMI MINISZTÉRIUM fejezetben

Válságkezelő és békeműveletek keretében felajánlott alegységek (NRF és Battle Group) (8. cím, 2. alcím, 1. jogcím-csoport)

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM fejezetben

A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 1. alcím, 3. jogcím-csoport)
Jogi segítségnyújtás (20. cím, 1. alcím, 4. jogcím-csoport)
Bűncselekmények áldozatainak kárenyhítése (20. cím, 1. alcím, 5. jogcím-csoport)

XVI. KÖRNYEZETVÉDELMI ÉS VÍZÜGYI MINISZTÉRIUM fejezetben

Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés kifizetése (10. cím, 2. alcím, 38. jogcím-csoport)

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM fejezetben

Központi Nukleáris Pénzügyi Alap támogatása (15. cím, 1. alcím)

XX. OKTATÁSI ÉS KULTURÁLIS MINISZTÉRIUM fejezetben

Közoktatási célú humánszolgáltatás és kiegészítő támogatás (11. cím, 2. alcím, 3. jogcím-csoport)
Átadásra nem került ingatlanok utáni járadék (11. cím, 39. alcím, 6. jogcím-csoport)

XXII. PÉNZÜGYMINISZTÉRIUM fejezetben

Kárrendezési célelőirányzat (12. cím, 2. alcím, 5. jogcím-csoport)
Egyéb vállalati támogatások (15. cím, 2. alcím)
Normatív támogatások (15. cím, 3. alcím)
Fogyasztói árkiegészítés (16. cím)
Felszámolásokkal kapcsolatos kiadások (17. cím, 1. alcím, 4. jogcím-csoport)
Szanálással kapcsolatos kiadások (17. cím, 1. alcím, 5. jogcím-csoport)
Magán- és egyéb jogi személyek kártérítése (17. cím, 1. alcím, 6. jogcím-csoport)
Helyi önkormányzatok állami támogatásának elszámolásából eredő fizetési kötelezettség (17. cím, 1. alcím, 9. jogcím-csoport)

Egyéb vegyes kiadások (17. cím, 1. alcím, 11. jogcím-csoport)
1% SZJA közcélú felhasználása (17. cím, 1. alcím, 12. jogcím-csoport)
Mehib és Eximbank behajtási jutaléka (17. cím, 1. alcím, 19. jogcím-csoport)
Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (17. cím, 1. alcím, 21. jogcím-csoport)
Állam által vállalt kezesség és viszontgarancia érvényesítése (18. cím)
Pénzbeli kárpótlás (24. cím, 2. alcím, 1. jogcím-csoport)
Az 1947-es Párizsi Békeszerződésből eredő kárpótlás (24. cím, 2. alcím, 2. jogcím-csoport)
Korkedvezmény-biztosítási járulék címen átadott pénzeszköz (26. cím, 1. alcím, 7. jogcím-csoport)
Nemzetközi elszámolások kiadásai (28. cím)
Hozzájárulás az EU költségvetéséhez (29. cím)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben

Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás (16. cím, 38. alcím, 1. jogcím-csoport)
Szociális intézményi foglalkoztatás normatív támogatása (16. cím, 38. alcím, 3. jogcím-csoport)
Otthonteremtési támogatás (16. cím, 46. alcím, 1. jogcím-csoport)
Gyermektartásdíjak megelőlegezése (16. cím, 46. alcím, 3. jogcím-csoport)
Mozgáskorlátozottak közlekedési támogatása (16. cím, 46. alcím, 5. jogcím-csoport)
GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (16. cím, 46. alcím, 7. jogcím-csoport)
Szociális célú humánszolgáltatások normatív állami támogatása (16. cím, 48. alcím, 1. jogcím-csoport)
Egyházi szociális intézményi normatíva kiegészítése (16. cím, 48. alcím, 3. jogcím-csoport)
Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz (16. cím, 54. alcím, 7. jogcím-csoport)
Családi pótlék (20. cím, 1. alcím)
Anyasági támogatás (20. cím, 2. alcím)
Gyermekgondozási segély (20. cím, 3. alcím)
Gyermeknevelési támogatás (20. cím, 5. alcím)
Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése (20. cím, 6. alcím)
Pénzbeli gyermekvédelmi támogatások (20. cím, 7. alcím)
Életkezdési támogatás (20. cím, 8. alcím)
Rokkantsági járadék (21. cím, 2. alcím, 1. jogcím-csoport)
Megváltozott munkaképességűek járadéka (21. cím, 2. alcím, 2. jogcím-csoport)
Egészségkárosodási járadék (21. cím, 2. alcím, 3. jogcím-csoport)
Bányászok korengedményes nyugdíja, szénjárandóság kiegészítése és kereset-kiegészítése (21.cím, 2. alcím, 4. jogcím-csoport)
Mezőgazdasági járadék (21. cím, 2. alcím, 5. jogcím-csoport)
Fogyatékossági támogatás és a vakok személyi járadéka (21. cím, 2. alcím, 6. jogcím-csoport)
Politikai rehabilitációs és más nyugdíj-kiegészítések (21. cím, 2. alcím, 8. jogcím-csoport)
Házastársi pótlék (21. cím, 2. alcím, 9. jogcím-csoport)
Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás) (21. cím, 2. alcím, 13. jogcím-csoport)
Közgyógyellátás (21. cím, 3. alcím, 1. jogcím-csoport)

XLI. A KÖZPONTI KÖLTSÉGVETÉS KAMATELSZÁMOLÁSAI, TŐKEVISSZATÉRÜLÉSEI, AZ ADÓSSÁG- ÉS KÖVETELÉS-KEZELÉS KÖLTSÉGEI fejezet

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben

Jótállással, szavatossággal kapcsolatos kifizetések (2. cím, 3. alcím, 1. jogcím-csoport)
Kezesi felelősségből eredő kifizetések (2. cím, 3. alcím, 2. jogcím-csoport)
Konszernfelelősség alapján történő kifizetések (2. cím, 3. alcím, 3. jogcím-csoport)
Belterületi föld értéke alapján, alapítói jogon kifizetendő járandóság (2. cím, 3. alcím, 4. jogcím-csoport)
Egyéb bírósági döntésből eredő kiadások (2. cím, 3. alcím, 6. jogcím-csoport)
Egyéb szerződéses kötelezettségek (2. cím, 3. alcím, 7. jogcím-csoport)
Egyéb jogszabályból eredő kiadások (2. cím, 3. alcím, 8. jogcím-csoport)
ÁFA elszámolás (2. cím, 8. alcím)

LXIII. MUNKAERŐPIACI ALAP fejezetben

TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások (1. cím, 5. alcím)
Járulékkedvezmény megtérítés (1. cím, 7. alcím)
Álláskeresési támogatások (4. cím, 1. alcím)
Vállalkozói járadék (4. cím, 2. alcím)

Jövedelempótló támogatás (4. cím, 3. alcím)
Nyugdíjbiztosítási Alapnak átadás (4. cím, 4. alcím)
Bérgarancia kifizetések (5. cím)

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben

Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcím-csoport)
Rokkantsági és baleseti rokkantsági nyugdíj (2. cím, 1. alcím, 2. jogcím-csoport)
Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcím-csoport)
Rehabilitációs járadék (2. cím, 1. alcím, 5. jogcím-csoport)
Tizenharmadik havi nyugdíj (2. cím, 1. alcím, 6. jogcím-csoport)
Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
Vagyongazdálkodás (3. cím)

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben

Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcím-csoport)
Táppénz (2. cím, 2. alcím, 2. jogcím-csoport)
Külföldi gyógykezelés (2. cím, 2. alcím, 3. jogcím-csoport, 1. jogcím)
Kártérítési járadék (2. cím, 2. alcím, 4. jogcím-csoport)
Baleseti járadék (2. cím, 2. alcím, 5. jogcím-csoport)
Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcím-csoport)
Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcím-csoport)
Anyatej-ellátás (2. cím, 3. alcím, 3. jogcím-csoport)
Utazási költségtérítés (2. cím, 3. alcím, 6. jogcím-csoport)
Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai (2. cím, 3. alcím, 7. jogcím-csoport)
Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcím-csoport, 1. jogcím)
Postaköltség (2. cím, 4. alcím, 4. jogcím-csoport, 2. jogcím)
Egyéb kiadások (2. cím, 4. alcím, 4. jogcím-csoport, 3. jogcím)
Orvosspecifikus vények (2. cím, 4. alcím, 4. jogcím-csoport, 4. jogcím)
Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcím-csoport, 5. jogcím)
Vagyongazdálkodás (3. cím)

2. Az előirányzat a Kormány jóváhagyásával túlléphető:

VIII. MAGYAR KÖZTÁRSASÁG ÜGYÉSZSÉGE fejezetben

Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)

XV. NEMZETI FEJLESZTÉSI ÉS GAZDASÁGI MINISZTÉRIUM fejezetben

Beruházás ösztönzési célelőirányzat (25. cím, 3. alcím, 1. jogcím-csoport)
Kötött segélyhitelezés (25. cím, 47. alcím)

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM fejezetben

Gyorsforgalmi úthálózat fejlesztése (12. cím, 5. alcím, 1. jogcím-csoport)
Autópálya rendelkezésre állási díj (12. cím, 5. alcím, 3. jogcím-csoport)
A helyközi személyszállítási közszolgáltatások és a vasúti pályahálózat működtetésének költségtérítése (13. cím, 1. alcím, 3. jogcím-csoport)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben

Megváltozott munkaképességűek foglalkoztatásával összefüggő költségkompenzáció (16. cím, 38. alcím, 2. jogcím-csoport)
Hozzájárulás a lakossági energiaköltségekhez (16. cím, 92. alcím)

3. Amennyiben e törvénynek az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében, illetve ezen támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályaira vonatkozó rendelkezéseiben foglalt lehetőségek kimerültek, az eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben

PHARE programok és az átmeneti támogatás programjai (10. cím, 3. alcím)
Egyéb uniós támogatást kiegészítő támogatások (10. cím, 4. alcím)
Vidékfejlesztési és halászati programok (10. cím, 11. alcím)

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM fejezetben

Egyéb közösségi programok (20. cím, 8. alcím)
Szolidaritási programok (20. cím, 9. alcím)

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM fejezetben

TEN-T pályázatok (12. cím, 5. alcím, 9. jogcím-csoport)

XVIII. KÜLÜGYMINISZTÉRIUM fejezetben

Külső Határok Alap (5. cím, 41. alcím)

XIX. UNIÓS FEJLESZTÉSEK fejezetben

I. Nemzeti Fejlesztési Terv (2. cím, 1. alcím)
Közösségi Kezdeményezések (2. cím, 2. alcím)
Kohéziós Alap támogatásból megvalósuló projektek (2. cím, 3. alcím)
Új Magyarország Fejlesztési Terv (2. cím, 4. alcím)
Területi Együttműködés (2. cím, 5. alcím)
Egyéb uniós előirányzatok (2. cím, 6. alcím)
Állami költségvetési kedvezményezettek sajáterő támogatása (2. cím, 7. alcím, 8. jogcím-csoport)

XXII. PÉNZÜGYMINISZTÉRIUM fejezetben

PHARE programok és az átmeneti támogatás programjai (12. cím, 5. alcím)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben

PHARE programok és az átmeneti támogatás programjai (16. cím, 7. alcím)
Európai Globalizációs Alap (16. cím, 56. alcím, 8. jogcím-csoport)

4. A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociális és munkaügyi miniszter engedélyével túlléphető:

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben

Folyósított ellátások utáni térítés (21. cím, 4. alcím)

5. A pénzügyminiszter egyetértésével túlléphető:

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben

Címzett és céltámogatások (9. cím)

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben

E. Alap befizetési céltartalék (8. cím)

6. A Kormány döntése alapján legfeljebb a zárolt fejezeti egyensúlyi tartalék összegével túlléphető:

X. MINISZTERELNÖKSÉG fejezetben

Stabilitási tartalék (20. cím, 3. alcím)

7. Az európai uniós támogatások megelőlegezése miatt, de legfeljebb a budapesti 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal megépítésének állami támogatásáról szóló 2005. évi LXVII. törvény szerinti építési feladatok finanszírozási szerződésben foglalt arányos támogatás folyósítása céljából túlléphető:

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben

Budapest 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal építésének támogatása (13. cím)

15. számú melléklet a 2008. évi CII. törvényhez

Kötelezettségvállalási keret-előirányzatok

Millió forint

A Nemzeti Stratégiai Referenciakeret keret-előirányzatai	2007	2008	2009	2010	2011	Összesen
	EU forrás	EU forrás	EU forrás	EU forrás	EU forrás	EU forrás
Gazdaságfejlesztés Operatív Program	85 871,6	83 319,9	79 360,7	82 190,2	-	330 742,4
Közlekedés Operatív Program	92 694,3	142 151,9	197 920,9	236 114,6	251 961,2	920 842,9
Társadalmi megújulás Operatív Program	138 959,8	128 042,0	115 147,0	110 019,4	-	492 168,2
Államreform Operatív Program	7 131,5	6 255,9	5 290,2	4 569,1	-	23 246,7
Elektronikus közigazgatás Operatív Program	16 028,7	14 392,3	12 539,9	11 396,2	-	54 357,1
Társadalmi infrastruktúra Operatív Program	67 273,7	65 300,5	62 221,7	64 464,8	73 185,9	332 446,6
Környezet és energia Operatív Program	51 328,8	93 596,4	141 203,8	171 589,7	180 583,2	638 301,9
Nyugat-dunántúli Operatív Program	16 008,0	15 538,5	14 805,9	15 339,6	-	61 692,0
Közép-dunántúli Operatív Program	17 532,6	17 018,3	16 216,0	16 800,5	-	67 567,4
Dél-dunántúli Operatív Program	24 340,2	23 626,3	22 512,4	23 323,9	-	93 802,8
Dél-alföldi Operatív Program	25 844,4	25 086,4	23 903,6	24 765,3	-	99 599,7
Észak-alföldi Operatív Program	33 657,8	32 670,7	31 130,3	32 252,5	-	129 711,3
Észak-magyarországi Operatív Program	31 195,1	30 280,1	28 852,5	29 892,6	-	120 220,3
Közép-magyarországi Operatív Program	121 490,3	95 605,7	68 604,9	40 453,9	-	326 154,8
Végrehajtás Operatív Program	3 353,0	7 024,6	11 041,7	13 368,7	-	34 788,0
Összesen	**732 709,8**	**779 909,5**	**830 751,5**	**876 541,0**	**505 730,3**	**3 725 642,1**
Az Új Magyarország Vidékfejlesztési Program keret-előirányzatai	**140 134,3**	**131 962,5**	**122 415,0**	**125 021,5**	**134 436,7**	**653 970,0**
A Halászati Operatív Program keret-előirányzatai	**1 148,6**	**1 070,0**	**978,9**	**-**	**-**	**3 197,5**

16. számú melléklet a 2008. évi CII. törvényhez

A decentralizált fejlesztési programok támogatási kereteinek régiónkénti összege

Millió forint

Megnevezés	Közép-Magyarország	Közép-Dunántúl	Nyugat-Dunántúl	Dél-Dunántúl	Észak-Magyarország	Észak-Alföld	Dél-Alföld	Összesen
	régió							
Regionális fejlesztési tanácsok döntési hatáskörében összesen	**6 324,0**	**2 547,1**	**2 611,5**	**4 289,4**	**5 911,9**	**8 026,2**	**4 740,9**	**34 451,0**
IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet								
5. sz. melléklet, 14. pont Települési önkormányzati belterületi közutak felújításának, korszerűsítésének támogatása	4 030,4	714,4	616,0	587,2	617,6	688,8	745,6	**8 000,0**
9. cím Címzett és céltámogatások – új induló beruházások céltámogatása	8,5	3,3	3,0	48,3	63,6	55,4	17,9	**200,0**
10. cím A helyi önkormányzatok fejlesztési feladatainak támogatása	721,0	915,5	1 138,1	1 720,7	1 935,1	2 129,5	1 610,1	**10 170,0**
11. cím Helyi önkormányzatok vis maior támogatása	92,4	111,2	104,0	127,0	161,7	110,7	93,0	**800,0**
14. cím A leghátrányosabb helyzetű kistérségek felzárkóztatásának támogatása	0,0	0,0	0,0	730,6	1 773,9	2 434,6	910,9	**5 850,0**
XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet								
25. cím, 4. alcím, 3. jogcím-csoport Terület- és régiófejlesztési célelőirányzat								
2. jogcím Vásárhelyi Terv továbbfejlesztése	0,0	0,0	0,0	0,0	0,0	931,0	0,0	**931,0**
3. jogcím Decentralizált területfejlesztési programok	437,9	307,8	292,8	488,1	613,8	758,0	601,6	**3 500,0**
LXIX. Kutatási és Technológiai Innovációs Alap								
1. cím Hazai innováció támogatása	1 033,8	494,9	457,6	587,5	746,2	918,2	761,8	**5 000,0**

17. számú melléklet a 2008. évi CII. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2009. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725

18. számú melléklet a 2008. évi CII. törvényhez

Zárolt fejezeti egyensúlyi tartalék
2009. évben

Millió forint

X. MINISZTERELNÖKSÉG	**4 181,7**
Miniszterelnökség	*3 504,8*
Polgári Nemzetbiztonsági Szolgálatok	*676,9*
XI. ÖNKORMÁNYZATI MINISZTÉRIUM	**3 197,2**
XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM	**10 167,9**
XIII. HONVÉDELMI MINISZTÉRIUM	**29 396,9**
XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM	**5 893,2**
XV. NEMZETI FEJLESZTÉSI ÉS GAZDASÁGI MINISZTÉRIUM	**1 452,5**
XVI. KÖRNYEZETVÉDELMI ÉS VÍZÜGYI MINISZTÉRIUM	**1 402,8**
XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM	**7 486,4**
XVIII. KÜLÜGYMINISZTÉRIUM	**1 197,8**
XIX. UNIÓS FEJLESZTÉSEK	**700,2**
XX. OKTATÁSI ÉS KULTURÁLIS MINISZTÉRIUM	**8 091,7**
XXI. EGÉSZSÉGÜGYI MINISZTÉRIUM	**1 696,9**
XXII. PÉNZÜGYMINISZTÉRIUM	**2 809,6**
Pénzügyminisztérium	*2 779,3*
Kormányzati Ellenőrzési Hivatal	*30,3*
XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM	**2 122,5**
XXXI. KÖZPONTI STATISZTIKAI HIVATAL	**223,3**
XXXIV. KUTATÁS ÉS TECHNOLÓGIA	**26,2**
Összesen:	**80 046,8**

Tisztelt Előfizetők!

Tájékoztatjuk Önöket, hogy 2009. január 1-jétől a hivatalos lapok megjelentetése az alábbiak szerint változik

A Magyar Közlöny és a mellékletét képező Hivatalos Értesítő tartalma újabb rovatokkal bővül

Magyar Közlöny

I. Az Alkotmány és annak módosításai
II. Törvények
III. Kormányrendeletek
IV. A Magyar Nemzeti Bank elnökének rendeletei
V. A Kormány tagjainak rendeletei
VI. Az Alkotmánybíróság határozatai és végzései
VII. Jogegységi határozatok
VIII. Az Országos Választási Bizottság állásfoglalásai
IX. Határozatok Tára

Hivatalos Értesítő

I. Egységes szerkezetű jogi aktusok
II. Statisztikai közlemények
III. Utasítások, jogi iránymutatások
IV. Állásfoglalások
V. Személyügyi hírek
VI. Alapító okiratok
VII. Pályázati felhívások
VIII. Közlemények
IX. Hirdetmények (a Cégközlöny, az Európai Unió Hivatalos Lapja, a Közbeszerzési Értesítő és a Bírósági Határozatok figyelése, illetve a tartalomjegyzékek közzététele)

Havonta a kiadó DVD-formátumban tematizált jogszabálygyűjteményeket biztosít az előfizetőknek. A jogszabálygyűjtemények árát az előfizetési díj tartalmazza.

2009. január 1-jétől

- a **Belügyi Közlöny** tartalmazza a jövőben a *Sport Értesítőt,* a *Turisztikai Értesítőt* és az *Önkormányzati Közlönyt,*
- a *Szociális Közlöny* és a *Munkaügyi Közlöny* – összevonást követően – januártól **Szociális és Munkaügyi Közlöny** néven, egy lapként jelenik meg,
- az *Oktatási Közlöny* és a *Kulturális Közlöny* előfizetői a jövőben az **Oktatási és Kulturális Közlöny**ben találhatják meg a számukra fontos információkat,
- az *Egészségbiztosítási Közlöny* az **Egészségügyi Közlöny**be integrálódik, az érdeklődők a jövőben az Egészségügyi Közlönyből tájékozódhatnak az ez idáig két lapban közölt információkról.

Budapest, 2008. október 15.

Magyar Közlöny Lap- és Könyvkiadó Kft.

Tisztelt Előfizetők!

Tájékoztatjuk Önöket, hogy a kiadónk terjesztésében levő lapokra és elektronikus kiadványokra szóló előfizetésüket folyamatosnak tekintjük. Csak akkor kell változást bejelenteniük a 2009. évre vonatkozó előfizetésre, ha a példányszámot, esetleg a címlistát módosítják, vagy új lapra szeretnének előfizetni (pontos szállítási, név- és utcacím-megjelöléssel). Értesítjük továbbá Önöket, hogy 2009. január 1-jétől – az Eitv. összevonásra vonatkozó rendelkezéseit figyelembe véve – egyes lapoknál is változásokra kell számítani. Kérjük, hogy az esetleges módosítást (cím- és példányszámváltozás) szíveskedjenek levélben vagy faxon megküldeni. Felhívjuk szíves figyelmüket, hogy a lapszállításról kizárólag az előfizetési díj beérkezését követően intézkedünk. Fontos, hogy az előfizetési díjakat a megadott 10300002-20377199-70213285 sz. számlára utalják, illetve a kiadó által kiküldött készpénz-átutalási megbízáson fizessék be. Készpénzes befizetés kizárólag a Magyar Közlöny Lap- és Könyvkiadó ügyfélszolgálatán (1085 Budapest, Somogyi Béla u. 6.) lehetséges. (Levélcím: Magyar Közlöny Lap- és Könyvkiadó, 1394 Budapest, 62. Pf. 357. Fax: 318-6668).

A 2009. évi előfizetési díjak

(Az árak az áfát tartalmazzák.)

Magyar Közlöny	151 452 Ft/év	Szociális és Munkaügyi Közlöny	39 564 Ft/év
Az Alkotmánybíróság Határozatai	27 972 Ft/év	Oktatási és Kulturális Közlöny	31 500 Ft/év
Belügyi Közlöny	39 564 Ft/év	Pénzügyi Közlöny	45 108 Ft/év
Egészségügyi Közlöny	39 564 Ft/év	Ügyészségi Közlöny	9 324 Ft/év
Földművelésügyi és Vidékfejlesztési Értesítő	27 468 Ft/év	L'udové noviny	7 308 Ft/év
		Neue Zeitung	7 056 Ft/év

A MAGYAR HIVATALOS JOGSZABÁLYTÁR (DVD)
hatályos jogszabályok hivatalos számítógépes gyűjteményének 2009. évi éves előfizetési díjai
(Áraink a 20%-os áfát tartalmazzák.)

Önálló változat	97 200 Ft	25 munkahelyes hálózati változat	351 000 Ft
5 munkahelyes hálózati változat	171 600 Ft	50 munkahelyes hálózati változat	459 000 Ft
10 munkahelyes hálózati változat	216 000 Ft	100 munkahelyes hálózati változat	780 000 Ft

AZ EU-JOGSZABÁLYTÁR (DVD)
Az Európai Unió Jogszabályai gyűjteményének 2009. évi éves előfizetési díja
(Áraink a 20%-os áfát tartalmazzák.)

Önálló változat	86 400 Ft	25 munkahelyes hálózati változat	312 000 Ft
5 munkahelyes hálózati változat	156 000 Ft	50 munkahelyes hálózati változat	408 000 Ft
10 munkahelyes hálózati változat	192 000 Ft	100 munkahelyes hálózati változat	708 000 Ft

Facsimile Magyar Közlöny. A hivatalos lap 2008-as évfolyama jelenik meg CD-n az eredeti külalak megőrzésével, de könnyen kezelhetően.
Ára: 18 480 Ft + áfa.

A Magyar Közlönyt szerkeszti a Miniszterelnöki Hivatal, a Szerkesztőbizottság közreműködésével. A Szerkesztőbizottság elnöke: dr. Petrétei József. A szerkesztésért felelős: dr. Tordai Csaba. Budapest V., Kossuth tér 1–3.
Kiadja a Magyar Közlöny Lap- és Könyvkiadó. Felelős kiadó: dr. Kodela László elnök-vezérigazgató.
Budapest VIII., Somogyi Béla u. 6., www.mhk.hu. Telefon: 266-9290.
A papír alapon terjesztett Magyar Közlöny a kormányzati portálon közzétett hiteles elektronikus dokumentum oldalhű másolata.

Előfizetésben megrendelhető a Magyar Közlöny Lap- és Könyvkiadónál
Budapest VIII., Somogyi Béla u. 6., 1394 Budapest 62. Pf. 357, vagy faxon 318-6668.
Előfizetésben terjeszti a Magyar Közlöny Lap- és Könyvkiadó a FÁMA ZRt. közreműködésével.
Telefon: 235-4554, 266-9290/240, 241 mellék. Terjesztés: tel.: 317-9999, 266-9290/245 mellék.
Példányonként megvásárolható a Budapest VII., Rákóczi út 30. (bejárat a Dohány u. és Nyár u. sarkán) szám alatti Közlöny Centrumban (tel.: 321-5971, fax: 321-5275, e-mail: kozlonycentrum@mhk.hu), illetve megrendelhető a kiadó ügyfélszolgálatán (fax: 318-6668, 338-4746, e-mail: kozlonybolt@mhk.hu) vagy a www.mhk.hu/kozlonybolt internetcímen.
2008. évi éves előfizetési díj: 121 212 Ft. Egy példány ára: 250 Ft 16 oldal terjedelemig, utána +8 oldalanként +215 Ft.

HU ISSN 0076—2407

08.3821 – Nyomja a Magyar Közlöny Lap- és Könyvkiadó Lajosmizsei Nyomdája. Felelős vezető: Burján Norbert igazgató.
Előfizetési bankszámlaszám: MKB Bank 10300002–20377199–70213285